

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the periods ending on September 30, 2024, and 2023 and December 31, 2023



INTERIM CONSOLIDATED FINANCIAL STATEMENTS

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of September 30, 2024 and December 31, 2023

ASSETS	Note	As of September 30, 2024 Ch$mn	As of December 31, 2023 Ch$mn
Cash and deposits in banks	7	1,894,336	2,723,282
Cash in collection process	7	874,353	812,524
Financial assets held for trading at fair value through profit or loss	8	11,451,943	10,217,794
Financial derivatives contracts	8	10,984,099	10,119,486
Debt financial instruments	8	467,844	98,308
Other	8	–	–
Non-trading financial assets mandatory measured at fair value	9	–	–
Financial assets designated at fair value through profit or loss	10	–	–
Financial assets at fair value through other comprehensive income	11	3,397,371	4,641,282
Debt financial instruments	11	3,359,231	4,536,025
Other	11	38,140	105,257
Financial derivative contracts for hedge accounting	12	469,228	605,529
Financial assets at amortized cost	13	44,073,309	47,834,678
Rights under repurchase and securities lending agreements	13	164,459	–
Debt financial instruments	13	4,783,621	8,176,895
Interbank loans	13	2,126	68,326
Loans and receivables from clients - Commercial	13	16,317,817	17,401,425
Loans and receivables - Mortgage	13	17,420,640	16,925,058
Loans and receivables from clients - Consumer	13	5,384,646	5,262,974
Investment in companies	14	57,467	55,284
Intangible assets	15	89,377	97,551
Fixed assets	16	193,184	198,744
Assets with leasing rights	17	130,360	153,528
Current taxes	18	135	146
Deferred taxes	18	437,547	428,549
Other assets	19	2,774,620	3,046,607
Non-current assets and disposal groups for sale	20	47,024	42,390
TOTAL ASSETS		65,890,254	70,857,888

The accompanying notes form an integral part of the Interim Consolidated Financial Statements.

Banco Santander-Chile and Affiliates

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of September 30, 2024 and December 31, 2023

LIABILITIES	Note	As of September 30, 2024 Ch$mn	As of December 31, 2023 Ch$mn
Cash in collection process	7	820,860	775,082
Financial liabilities held for trading at fair value through profit or loss	21	10,864,364	9,521,575
Financial derivatives contracts	21	10,864,364	9,521,575
Other	21	-	-
Financial liabilities designated at fair value through profit or loss	10	-	-
Financial derivative contracts for hedge accounting	12	1,099,088	2,466,767
Financial liabilities at amortized cost	22	43,057,629	48,622,169
Deposits and other demand liabilities	22	13,122,845	13,537,826
Time deposits and other term equivalents	22	16,494,241	16,137,942
Obligations under repurchase and securities lending agreements	22	1,605,479	282,584
Interbank borrowing	22	3,536,748	10,366,499
Debt financial instruments issued	22	8,127,120	8,001,045
Other financial liabilities	22	171,196	296,273
Obligations under leasing contracts	17	82,405	104,516
Financial instruments of regulatory capital issued	23	2,487,703	2,422,659
Provisions for contingencies	24	110,224	108,781
Provisions for dividends, payments of interest and reappreciation of financial instruments of issued regulatory capital	25	419,205	154,033
Special provisions for credit risk	26	339,389	339,334
Current taxes	18	34,109	163,878
Deferred taxes	18	-	3,547
Other liabilities	27	2,251,128	1,683,654
Liabilities included in disposal groups for sale	20	-	-
TOTAL LIABILITIES		**61,566,104**	**66,365,995**
EQUITY			
Capital	28	891,303	891,303
Reserves	28	3,232,505	3,115,239
Other accrued comprehensive income	28	(106,508)	(5,242)
Items that will not be reclassified to profit or loss		1,271	1,369
Items that may be reclassified to profit or loss		(107,779)	(6,611)
Retained earnings (expense) from prior years		39,679	23,487
Profit for the period	28	581,109	496,404
Minus: provisions for dividends, interest payments and reappreciation of issued financial instruments of regulatory capital	28	(419,205)	(154,033)
Equity holders of the Bank	28	4,218,883	4,367,158
Non-controlling interest	28	105,267	124,735
TOTAL EQUITY		**4,324,150**	**4,491,893**
TOTAL LIABILITIES AND EQUITY		**65,890,254**	**70,857,888**

The accompanying notes form an integral part of the Interim Consolidated Financial Statements.

Banco Santander-Chile and Affiliates

INTERIM CONSOLIDATED STATEMENTS OF INCOME

For the periods ending September 30, 2024 and 2023

	Note	For the period of 9 months until September 30,		For the quarter ended September 30,	
		2024 Ch$mn	**2023** Ch$mn	**2024** Ch$mn	**2023** Ch$mn
Interest income	30	2,748,040	2,859,612	884,368	987,377
Interest expense	30	(1,666,788)	(2,368,941)	(477,842)	(796,628)
Net interest income	**30**	**1,081,252**	**490,671**	**406,526**	**190,749**
Readjustment income	31	320,227	351,791	109,420	25,190
Readjustment expenses	31	(103,898)	(100,309)	(38,814)	(4,778)
Net readjustment income	**31**	**216,329**	**251,482**	**70,606**	**20,412**
Commission income	32	708,257	630,067	244,135	215,215
Commission expense	32	(299,938)	(242,661)	(97,839)	(93,665)
Net commission income	**32**	**408,319**	**387,406**	**146,296**	**121,550**
Financial result per:					
Assets and liabilities for trading	33	(1,941)	100,704	8,065	(26,390)
Non-trading financial assets mandatory measured at fair value through profit or loss	33	-	-	-	-
Financial assets and liabilities designated at fair value through profit or loss	33	-	-	-	-
Gain or loss on recognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income	33	(40,713)	(31,885)	4,607	3,497
Exchange, readjustments and hedge accounting of foreign currencies	33	223,134	174,725	59,427	104,099
Reclassifying of financial assets due to changes in business model	33	-	-	-	-
Other financial results	33	-	-	-	-
Net financial result	**33**	**180,480**	**243,544**	**72,099**	**81,206**
Results from investments in companies	34	6,478	6,406	2,268	2,209
Results of non-current assets and disposal groups not qualifying as discontinued operations	35	(3,463)	11,382	(2,920)	9,187
Other operating income	36	6,636	3,065	(181)	942
TOTAL OPERATING COST		**1,896,031**	**1,393,956**	**694,694**	**426,255**
Expenses from obligations to employees	37	(298,388)	(316,809)	(105,148)	(105,668)
Administrative expenses	38	(276,019)	(227,499)	(91,006)	(78,114)
Depreciation and amortization	39	(105,712)	(107,289)	(34,529)	(36,310)
Impairment of non-financial assets	40	-	-	-	-
Other operational expenses	36	(77,446)	(18,035)	(21,295)	(10,572)
TOTAL OPERATIONAL COST		**(757,565)**	**(669,632)**	**(251,978)**	**(230,664)**
OPERATING INCOME BEFORE CREDIT LOSS		**1,138,466**	**724,324**	**442,716**	**195,591**

The accompanying notes form an integral part of the Interim Consolidated Financial Statements.

Banco Santander-Chile and Affiliates

INTERIM CONSOLIDATED STATEMENTS OF INCOME

For the periods ending September 30, 2024 and 2023

	Note	For the period of 9 months until September 30,		For the quarter ended September 30,	
		2024	**2023**	**2024**	**2023**
		Ch$mn	Ch$mn	Ch$mn	Ch$mn
Credit loss expenses due to:					
Provisions for credit risk due from banks and loans and receivables from clients	41	(498,508)	(422,336)	(170,893)	(145,127)
Special provisions for credit risk	41	(400)	(4,791)	(68)	(4,856)
Recovery of impaired loans	41	104,933	75,426	34,027	28,808
Impairment of the credit risk of other financial assets at amortized cost and financial assets at fair value in other comprehensive income	41	455	(581)	690	480
Credit loss expenses	**41**	**(393,520)**	**(352,282)**	**(136,244)**	**(120,695)**
OPERATIONAL RESULT		**744,946**	**372,042**	**306,472**	**74,896**
Results from continuing operations before taxes		**744,946**	**372,042**	**306,472**	**74,896**
Income tax	18	(154,136)	(37,804)	(59,357)	(13,280)
Results from continuing operations after taxes		**590,810**	**334,238**	**247,115**	**61,616**
Results from discontinued operations before taxes	**18**	-	-	-	-
Discontinued operations tax		-	-	-	-
Results from discontinued operations after taxes		-	-	-	-
CONSOLIDATED PROFIT FOR THE PERIOD	**28**	**590,810**	**334,238**	**247,115**	**61,616**
Attributable to:					
Equity holders of the Bank	28	581,109	319,486	243,133	56,616
Non-controlling interest	28	9,701	14,752	3,982	5,000
Earnings per share attributable to equity holders of the Bank:					
Basic utility	28	3.08	1.70	1.29	0.30
Diluted earnings	28	3.08	1.70	1.29	0.30

The accompanying notes form an integral part of the Interim Consolidated Financial Statements.

Banco Santander-Chile and Affiliates

INTERIM CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME

For the periods ending September 30, 2024 and 2023

	Note	For the period of 9 months until September 30,		For the quarter ended September 30,	
		2024 Ch$mn	**2023** Ch$mn	**2024** Ch$mn	**2023** Ch$mn
CONSOLIDATED PROFIT FOR THE PERIOD		**590,810**	**334,238**	**247,115**	**61,616**
Other comprehensive results for the period:					
ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS					
New measurements of the net benefit liability (asset) and actuarial results for other employee benefit plans		-	-	-	-
Changes in the fair value of equity instruments designated at fair value through other comprehensive income		(266)	115	(222)	104
Changes in the fair value of financial liabilities designated at fair value through profit or loss attributable to changes in the credit risk of the financial liability		-	-	-	-
OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAXES	28	**(266)**	**115**	**(222)**	**104**
Income tax on other comprehensive results that will not be reclassified to profit or loss	18	72	(31)	60	(28)
TOTAL OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAXES	28	**(194)**	**84**	**(162)**	**76**
ITEMS THAT CAN BE RECLASSIFIED TO PROFIT OR LOSS	28				
Changes in the fair value of financial assets at fair value through other comprehensive income	28	18,347	(18,839)	29,406	(37,617)
Translation differences by foreign entities	28	-	-	-	-
Hedge accounting of net investments in foreign entities	28	-	-	-	-
Cash flow hedge accounting	28	(155,896)	158,072	(39,778)	20,553
Undesignated elements of hedge accounting instruments	28	-	-	-	-
Other	28	(1,053)	2,216	(8)	6,227
OTHER COMPREHENSIVE INCOME THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAXES	28	**(138,602)**	**141,449**	**(10,380)**	**(10,837)**
Income taxes on other comprehensive income that may be reclassified to profit or loss	18	37,423	(38,191)	2,808	2,926
TOTAL OTHER COMPREHENSIVE INCOME THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAXES	28	**(101,179)**	**103,258**	**(7,572)**	**(7,911)**
TOTAL OTHER COMPREHENSIVE INCOME FOR THE PERIOD	28	**(101,373)**	**103,342**	**(7,734)**	**(7,835)**
CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD	28	**489,437**	**437,580**	**239,381**	**53,781**
Attributable to:					
Equity holders of the Bank		479,843	422,769	235,485	48,794
Non-controlling interest		9,594	14,811	3,896	4,987

The accompanying notes form an integral part of the Interim Consolidated Financial Statements.

Banco Santander-Chile and Affiliates

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the periods ending September 30, 2024 and 2023

	Note	September 30, 2024 Ch$mn	September 30, 2023 Ch$mn
CASH FLOWS FROM OPERATING ACTIVITIES			
CONSOLIDATED PRE-TAX INCOME FOR THE PERIOD		**744,946**	**372,042**
Non-cash charges (credits) to profit or loss		**(984,640)**	**(596,650)**
Depreciation and amortization	39	105,712	107,289
Impairment of non-financial assets	40	-	-
Provisions for asset risks	41	498,453	427,708
Fair value adjustments transferred to profit or loss		(42,198)	(37,560)
Results from investments in companies	34	(6,479)	(6,406)
Results from the sale of goods received in payment or awarded in a judicial auction	35	(2,237)	(6,677)
Provisions for assets received in payment	35	1,255	187
Profit/loss on sale of shareholding in other companies		1	-
Profit on sale of fixed assets	35	(3,532)	(3,788)
Penalty of assets received in lieu of payment	35	11,179	15,984
Interest and adjustment net income	31-32	(1,297,581)	(742,152)
Net commission income	32	(408,319)	(387,406)
Other non-cash charges (credits) to profit or loss		4,970	(1,633)
Income tax	18	154,136	37,804
Increase/decrease in operating assets and liabilities		**447,365**	**456,597**
Decrease (increase) in loans and receivables from clients		420,975	(1,332,745)
Decrease (increase) in financial investments		4,200,531	(1,083,713)
Decrease (increase) in repurchase agreements (assets)		(164,459)	(4,155)
Decrease (increase) in interbank loans		66,200	19,959
Decrease (increase) in assets received or awarded in payment		(270)	(309)
Increase (decrease) in creditors in current accounts		4,721	(1,161,183)
Increase (decrease) in deposits and time deposits		356,299	2,672,446
Increase (decrease) in liabilities to domestic banks		(2,008)	184,286
Increase (decrease) in other deposits and sight accounts		16,118	(148,826)
Increase (decrease) in liabilities to foreign banks		(778,875)	268,800
Increase (decrease) in obligations to the Central Bank of Chile		(6,048,867)	339,479
Increase (decrease) in repurchase contracts (liabilities)		1,322,894	397,275
Increase (decrease) in other financial obligations		(125,077)	(106,499)
Net increase in other assets and liabilities		596,843	(138,041)
Interest and readjustments received		2,643,592	3,440,267
Interest and readjustments paid		(2,269,510)	(3,064,438)
Dividends received from investments in companies		966	2,987
Fees and commissions received		507,230	342,416
Fees and commissions paid		(299,938)	(171,409)
Total cash flow provided by (used in) operating activities		**207,671**	**231,989**

The accompanying notes form an integral part of the Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS, continued

For the periods ending September 30, 2024 and 2023

		September 30,	
		2024	**2023**
	Note	**Ch$mn**	**Ch$mn**
CASH FLOWS FROM INVESTMENT ACTIVITIES			
Purchases of fixed assets	16	(29,377)	(40,453)
Sales of fixed assets		8,468	6,347
Purchase of intangible assets	15	(31,699)	(27,140)
Acquisitions of investments in companies		-	-
Total cash flow provided by (used in) investment activities		**(52,608)**	**(61,246)**
CASH FLOW FROM FINANCING ACTIVITIES			
Attributable to shareholders' interest		**(930,051)**	**306,900**
Subordinated bond placement		-	-
Redemption of subordinated bonds and interest payments		-	(8,844)
Dividends paid		(347,483)	(485,191)
Redemption and payment of interest/letters of credit capital		(879)	(2,047)
Placement of current bonds		579,173	1,002,919
Redemption and payment of interest/principal on mortgage bonds		(8,371)	(7,567)
Redemption and payment of interest/current bond capital		(1,112,178)	(153,707)
Placement of bonds without fixed maturity		-	-
Redemption and payment of interest/bonds without fixed maturity capital		(15,462)	(13,112)
Interest payments/capital lease obligations		(24,851)	(25,551)
Attributable to non-controlling interest:			
Payment of dividends and/or withdrawals of capital paid respectively to the subsidiaries corresponding to the non-controlling interest		-	-
Total cash flows used in financing activities		**(930,051)**	**306,900**
D - NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		**(774,988)**	**477,643**
E - EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		**(465)**	**5,500**
F - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		**2,723,282**	**1,982,942**
FINAL BALANCE OF CASH AND CASH EQUIVALENTS		**1,947,829**	**2,466,085**

The accompanying notes form an integral part of the Interim Consolidated Financial Statements.

		September 30,	
Reconciliation of provisions for the Consolidated Statements of Cash Flows for the periods ending on		**2024**	**2023**
	Note	**Ch$mn**	**Ch$mn**
Credit Risk Provision for the Statements of Cash Flows		498,453	427,708
Recovery of impaired loans		(104,933)	(75,426)
Net provision for loan loss	41	**393,520**	**352,282**

Reconciliation of liabilities arising from financing activities	12.31.2023	Cash Flow	Changes other than cash				09.30.2024
			Acquisition	Foreign Currency Movement	UF Movement	Fair Value Changes	
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Subordinated Bonds	1,813,939	-	-	-	48,106	-	1,862,045
Senior bonds	7,925,385	(533,005)	-	-	667,856	-	8,060,236
Mortgage bonds	74,431	(8,371)	-	-	473	-	66,533
Bonds without fixed maturity	608,720	(15,462)	-	32,400	-	-	625,658
Letters of Credit	1,229	(879)	-	-	1	-	351
Dividends paid	-	(347,483)	-	-	-	-	(347,483)
Obligations under leasing contracts	104,516	(24,851)	-	-	2,740	-	82,405
Total liabilities from financing activities	10,528,220	(930,051)	-	32,400	719,176	-	10,349,745

Banco Santander-Chile and Affiliates

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the periods ending on September 30, 2024 and December 31, 2023

| | | Equity attributable to shareholders | | | | | | | | | |
| | | Reserves | | Other accrued comprehensive income | | | Accrued profits and profits corresponding to the period | | | | |
	Capital	Reserves and other retained earnings	Merger of companies under common control	Changes in fair value of financial assets at fair value through OCI	Cash flow hedge	Income tax	Retained profits from previous periods	Annual Profits (**)	TOTAL	Non-controlling interest (*)	Total Equity
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Opening balances as of January 1, 2023	891,303	2,817,394	(2,224)	(110,130)	(118,838)	61,821	836,990	(247,508)	4,128,808	109,564	4,238,372
Payment of common stock dividends	—	—	—	—	—	—	(485,191)	—	(485,191)	—	(485,191)
Income reserves from the previous period	—	300,069	—	—	—	—	(300,069)	—	—	—	—
Provision for payment of common stock dividends	—	—	—	—	—	—	—	94,962	94,962	—	94,962
Provision and interest payments on bonds with no fixed term to maturity	—	—	—	—	—	—	(28,243)	(1,487)	(29,730)	—	(29,730)
Other movements	—	—	—	—	—	—	—	—	—	(49)	(49)
Subtotal: Transactions with shareholders during the period	—	300,069	—	—	—	—	(813,503)	93,475	(419,959)	(49)	(420,008)
Profit for the year (period)	—	—	—	—	—	—	—	496,404	496,404	14,410	510,814
Other comprehensive income for the year	—	—	—	18,534	203,254	(59,883)	—	—	161,905	810	162,715
Subtotal: Comprehensive income for the year	—	—	—	18,534	203,254	(59,883)	—	496,404	658,309	15,220	673,529
Closing balance on December 31, 2023	891,303	3,117,463	(2,224)	(91,596)	84,416	1,938	23,487	342,371	4,367,158	124,735	4,491,893
Distribution of results from previous year							496,404	(496,404)			
Opening balances as of January 1, 2024	891,303	3,117,463	(2,224)	(91,596)	84,416	1,938	519,891	(154,033)	4,367,158	124,735	4,491,893
Payment of common stock dividends	-	-	-	-	-	-	(347,483)	-	(347,483)	-	(347,483)
Reserves of income from the previous period	-	117,266	-	-	-	-	(117,266)	-	-	-	-
Provision for payment of common stock dividends	-	-	-	-	-	-	-	(257,855)	(257,855)	-	(257,855)
Provision and interest payments on bonds with no fixed term to maturity	-	-	-	-	-	-	(15,463)	(7,317)	(22,780)	-	(22,780)
Other movements	-	-	-	-	-	-	-	-	-	(29,062)	(29,062)
Subtotal: Transactions with shareholders during the period	-	117,266	-	-	-	-	(480,212)	(265,172)	(628,118)	(29,062)	(657,180)
Profit for the year (period)	-	-	-	-	-	-	-	581,109	581,109	9,701	590,810
Other comprehensive results for the period	-	-	-	17,175	(155,896)	37,455	-	-	(101,266)	(107)	(101,373)
Subtotal: Comprehensive income for the period	-	-	-	17,175	(155,896)	37,455	-	581,109	479,843	9,594	489,437
Closing balance as of September 30, 2024	891,303	3,234,729	(2,224)	(74,421)	(71,480)	39,393	39,679	161,904	4,218,883	105,267	4,324,150

(*) See Note 02 letter c for non-controlling interest,

(**) Contains profit for the period and provisions for dividends, interest payments and reappreciation of issued financial instruments of regulatory capital.

Period	Profit attributable to equity holders	Allocated to reserves	Allocated to dividends	Percentage distribution	Number of shares	Dividend per share (In Ch$)
	Ch$mn	Ch$mn	Ch$mn	%		
2023 (Shareholder's meeting April'2024)	496,404	117,266	347,483	70	188,446,126,794	1.844
2022 (Shareholder's meeting April'2023)	808,651	300,069	485,191	60	188,446,126,794	2.575

The accompanying notes form an integral part of the Interim Consolidated Financial Statements.

NOTE 01 - CORPORATE INFORMATION

Banco Santander–Chile is a banking corporation organized under the laws of the Republic of Chile, supervised by the Financial Market Commission (FMC). It is also subject to the regulations of the Securities and Exchange Commission of the United States of America (SEC), considering the Bank is listed on the New York Stock Exchange (NYSE) through an American Depositary Receipt (ADR) program.

Banco Santander Spain manages Banco Santander Chile through its shareholdings in Teatinos Siglo XXI Inversiones S.A. and Santander Chile Holding S.A., both subsidiaries controlled by Banco Santander Spain. As of September 30, 2024, Banco Santander Spain directly or indirectly owns 99.8% of Santander Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones S.A., which allows Banco Santander Spain control over 67.18% of the Bank's shares.

The Bank provides its clients with a wide range of general banking services, from individuals to large corporations. In addition, Banco Santander–Chile and its affiliates (collectively referred to as 'Bank' or 'Santander-Chile' hereafter) offer consumer and commercial banking services, as well as other services, including factoring, collection, leasing, securities and insurance brokerage, brokerage of mutual and investment fund and investment banking.

The Bank's legal address is Calle Bandera No 140 Santiago de Chile, and its website is www.santander.cl.

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.   Basis of preparation

These Interim Consolidated Financial Statements have been prepared following the Compendium of Accounting Standards for Banks (CASB), in its version applicable as of January 2022, as well as the instructions issued by the FMC. The FMC, under Law No 21,000, provides in numeral 6 of article 5 that the Financial Market Commission may set the rules for the preparation and presentation of the annual reports, balance sheets, statements of financial position and other financial statements of the supervised entities and determines the principles according to which companies must keep their accounts. Regarding all matters that are not covered by this regulation, if they do not conflict with its instructions, then they must adhere to generally accepted accounting criteria corresponding to the technical standards issued by the Chilean Association of Accountants AG, which coincide with the International Financial Reporting Standards (IFRS) agreed by the International Accounting Standards Board (IASB). In case of discrepancies between the accounting principles and the accounting criteria issued by the FMC in its Compendium of Accounting Standards for Banks and instructions, the latter shall prevail.

The Bank uses certain currency terms and conventions for these Interim Consolidated Financial Statements. Thus, 'USD' stands for 'US dollar', 'EUR' stands for 'euro', 'CNY' stands for 'Chinese yuan', 'JPY' stands for 'Japanese yen', 'CHF' stands for 'Swiss franc', 'AUD' stands for 'Australian dollar' and 'UF' stands for 'Unidad de Fomento de Chile'.

The notes in the Interim Consolidated Financial Statements contain information in addition to that presented in the Interim Consolidated Statements of Financial Position, Interim Consolidated Income Statements, Interim Consolidated Statements of Other Comprehensive Income, Interim Consolidated Statements of Changes in Equity and Interim Consolidated Statements of Cash Flows. They provide narrative descriptions or disaggregation of such states in a clear, relevant, reliable and comparable manner.

2.   Basis of preparation of the Interim Consolidated Financial Statements

Interim Consolidated Financial Statements as of September 30, 2024, and December 31, 2023 incorporate the interim individual financial statements of the Bank and its controlled entities (affiliates) and include the adjustments, reclassifications, and eliminations necessary to comply with the accounting and measurement criteria established by IFRS 10 'Consolidated Financial Statements'. Control is achieved when the Bank:

i.   Has power over the investee (that is, it has rights that grant it the present capacity to manage the relevant activities of the investee);

ii.   Has exposure or rights to variable returns from its involvement with the investee; and

iii. Has the ability to use its power over the investee to influence the amount of the investor's returns.

The Bank reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. For example, when the Bank has less than most of the voting rights in an investee, but those voting rights are sufficient to have the ability to direct the relevant activities, then it is concluded that the Bank has control. The Bank considers all relevant facts and circumstances in assessing whether the Bank's voting rights in an investee are sufficient to give it power. These include:

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

- The size of the Bank's holding of voting rights relative to the size and dispersion of holdings of the other vote holders.

- The potential voting rights held by the Bank, other vote holders or other parties.

- The rights arising from other contractual agreements.

- Any additional facts and circumstances that indicate that the Bank has or does not have the current ability to direct the relevant activities when decisions need to be made, including voting patterns at previous shareholders' meetings.

Consolidation of a subsidiary begins when the Bank obtains control of the subsidiary and ceases when the Bank cedes control. Specifically, the income and expenses of a subsidiary acquired or disposed of during the period are included in the Interim Consolidated Statements of Income and Interim Consolidated Statements of Other Comprehensive Income from the date the Bank gains control until the date the Bank ceases to control the subsidiary.

Profit or loss alongside each component of the Interim Consolidated Statements of Other Comprehensive Income is attributed to the Bank's holders and non-controlling interest. The total comprehensive income of subsidiaries is attributed to the owners of the Bank and the non-controlling interests, even if this results in the non-controlling interests having a deficit in certain circumstances. When necessary, adjustments are made to the financial statements of the subsidiaries to ensure their accounting standards are consistent with the Bank's accounting standards. All balances and transactions between consolidated entities are eliminated.

Changes in the consolidated entities' participation that do not result in the loss of control are accounted for as equity transactions. Accordingly, the book value of the Bank's equity holders and the non-controlling interests are adjusted to reflect the changes in participation over subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration being paid or received is recognized directly in equity and attributed to the equity owners of the Bank.

The non-controlling interest represents the participation of third parties in the Bank's consolidated equity, which is presented in the Interim Consolidated Statements of Changes in Equity. Their share of the result for the year is shown as 'Profit attributable to non-controlling interest' in the Interim Consolidated Statements of Income.

The following table shows the composition of the entities over which the Bank can exercise control and, therefore, form part of the consolidation perimeter:

i. Entities controlled by the Bank through participation in equity

| | Main Activity | Place of incorporation and operation | % of ownership | | | | | | | | |
| | | | As of September 30, 2024 | | | As of December 31, 2023 | | | As of September 30, 2023 | | |
			Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Brokerage of financial instruments	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asesorias Financieras Limitada	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Acquisition of loans and issuance of debt securities	Santiago, Chile	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Klare Corredora de Seguros S.A.	Insurance brokerage	Santiago, Chile	50.10	-	50.10	50.10	-	50.10	50.10	-	50.10
Santander Consumer Finance Limitada	Automotive financing	Santiago, Chile	51.00	-	51.00	51.00	-	51.00	51.00	-	51.00
Sociedad operadora de Tarjetas de Pago Santander Getnet Chile S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	99.99	0.01	100.00	99.99	0.01	100.00	99.99	0.01	100.00

Details of non-controlling interests are shown in Note 28 Equity letter g) non-controlling interest (minority interests).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 02 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii. Entities controlled by the Bank through other considerations

The following companies have been consolidated based on the fact that the Bank determines their relevant activities (these are companies complementary to the banking sector) and, therefore, over which the Bank exercises control:

- Santander Gestión de Recaudación y Cobranza Limitada: its exclusive activity is administering and collecting loans.
- Multiplica SpA: its primary purpose is the development of incentive programs that encourage the use of payment cards.
- Pagonxt Payments Chile SpA: the purpose of the Company is the provision of data processing and transmission services, databases and resources, among other services.

iii. Associated entities

An associate is an entity over which the Bank can exercise significant influence but not control or joint control. This capacity is usually manifested in a 20% or more interest in the entity's voting rights and is accounted for using the equity method in accordance with IAS 28 'Investments in Associates and Joint Ventures'. The following entities in which the Bank has an interest and are recognized using the equity method are considered 'associates':

Name of associated entity	Main Activity	Place of incorporation ans operation	% Percentage of ownership		
			As of September 30,	As of December 31,	As of September 30,
			2024	2023	2023
Redbanc S.A.	ATM service	Santiago, Chile	33.43	33.43	33.43
Transbank S.A.	Debit and credit card service	Santiago, Chile	25.00	25.00	25.00
Centro de Compensación Automatizado S.A.	Electronic funds transfer and compensation services	Santiago, Chile	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Repository of publicly offered securities	Santiago, Chile	29.29	29.29	29.29
Cámara Compensación de Alto Valor S.A.	Payment clearing	Santiago, Chile	14.27	15.00	15.00
Administrador Financiero del Transantiago S.A.	Administration of smart cards for public transportation	Santiago, Chile	20.00	20.00	20.00
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.48	12.48	12.48

In the case of Cámara Compensación de Alto Valor S.A. and Servicios de Infraestructura de Mercado OTC S.A., Banco Santander-Chile has a representative on the Board of Directors, which is why the Administration has concluded that it exercises significant influence.

iv. Share or rights in other companies

Entities over which the Bank has no control or significant influence are presented in this category. These equity instruments must be measured at fair value in compliance with IFRS 9 'Financial Instruments'. Nevertheless, the Bank may consider the cost an appropriate fair value estimate in concrete circumstances. This may be the case if the most recently available information is insufficient to measure the fair value or if a wide range of possible fair value measurements and the cost involved represents the best estimate of fair value within that range.

In another regard, the Bank may make an irrevocable decision to present subsequent changes to the fair value in other comprehensive income during its initial recognition. Subsequent changes in this valuation shall be recognized in 'Accumulated other comprehensive income – Items that will not be reclassified to profit or loss'. Dividends received from these investments are recorded in the Interim Consolidated Statement of Income under 'Result from investments in companies'. These instruments are not subject to the IFRS 9 'Financial Instruments' impairment model.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 02 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

3.   Non-controlling interest

Non-controlling interest represents the portion of net income and net assets the Bank does not own, either directly or indirectly. It is presented separately in the Interim Consolidated Statements of Income and separately from the equity in the Interim Consolidated Statements of Financial Position.

In the case of entities controlled by the Bank through other considerations, profit and equity are presented fully as a non-controlling interest. This is because the Bank controls them, but has no ownership expressed as a percentage.

4.   Reporting segments

The Bank's operating segments are those units whose operating results are reviewed regularly by the highest level of management regarding decision-making. Accordingly, two or more operating segments can be added into one only when the aggregation is consistent with the basic principle under the IFRS 8 'Operating Segments' and if the segments have similar economic characteristics and are alike in each one of the following aspects:

  i.   The nature of the products and service.

  ii.   The nature of production processes.

  iii.   The type of customer category for which its products and services are intended.

  iv.   The methods used to distribute their products or provide services.

  v.   If applicable, the nature of the regulatory framework, e.g., banking, insurance, utilities.

The Bank reports separately for each operating segment that meets any of the following quantitative thresholds:

  i.   Its reported revenues from ordinary activities, including both sales to external clients and inter-segment sales or transactions, equal or exceed 10% of the combined revenues from all operating segments' ordinary internal and external activities.

  ii.   The amount of its reported results is, in absolute terms, equal to or greater than 10% of the greater of (i) the combined profit reported by all operating segments that have not reported a loss; and (ii) the combined loss reported by all operating segments that have reported a loss.

  iii.   Its assets equal or exceed 10% of the combined assets of all operating segments.

Operating segments that do not meet any of the quantitative thresholds may be considered reportable segments. The information must be disclosed separately if management believes it would be helpful to Interim Consolidated Financial Statements users.

Information regarding other business activities that do not correspond to reportable segments is combined and disclosed within the Corporate Activities category 'other'.

Concerning the above, the Bank's segments were obtained under the consideration that an operating segment is a component of an entity that:

  i.   Engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other elements of the same entity).

  ii.   Whose operating results are regularly reviewed by the entity's chief executive officer, who makes decisions about resources allocated to the segment and assesses its performance.

  iii.   For which discrete financial information is available

5.   Functional and presentation currency

The Bank, in 'The Effects of Changes in Foreign Exchange Rates' in IAS 21, has defined the Chilean Peso as its functional and presentation currency, as this is the currency of the primary economic environment in which the Bank operates, as well as the currency that influences the cost and revenue structure. Therefore, all balances and transactions denominated in currencies other than the Chilean Peso are considered 'foreign currency'.

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

6.   Transactions in foreign currency

The Bank conducts transactions in amounts denominated in foreign currencies, mainly US dollars. The assets and liabilities denominated in foreign currencies held by the Bank and its affiliates are translated into Chilean Pesos at the market exchange rate corresponding to the end of the reported month (spot rate), which amounted to $874.45 per US$ for September 30, 2024($849.59 for September 2023 and $874,45 for December 2023). For all other currencies, an external price provider is used.

The net foreign exchange gain and loss includes recognizing the effects of exchange rate changes on assets and liabilities denominated in foreign currencies and the profit and loss on foreign exchange spot and forward transactions undertaken by the Bank.

7.   Cash and cash equivalents

The indirect method is used to prepare the Interim Consolidated Cash Flow Statements, starting with the Bank's consolidated pre-tax income, and then incorporating non-cash transactions, cash-flow-related income, and expense of activities classified as investments or financing.

The following items are taken into consideration in the preparation of the Interim Consolidated Cash Flow Statements:

i.   Cash flows: inflows and outflows of cash and cash equivalents, defined as balances in items such as deposits with the Central Bank of Chile, deposits in domestic banks and deposits abroad.

ii.   Operating activities: these are the normal activities carried out by banks alongside other activities that cannot be classified as investments or financing.

iii.   Investing activities: these correspond to the acquisition, sale or disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

iv.   Financing activities: those that result in changes to the size and composition of equity and liabilities that are not part of operating or investing activities.

8.   Definitions, classification and measurement of financial assets/liabilities

i.   Definitions

A 'financial instrument' is any contract that gives rise to a financial asset in an entity and a financial liability or equity instrument in another entity.

A 'financial asset' is any asset that is: (a) cash; (b) an equity instrument of another entity; (c) a contractual right to receive cash or another financial asset from another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially favorable to the entity; or (d) a contract that will or may be settled using the entity's own equity instruments.

A 'financial liability' is any liability that is: (a) a contractual obligation to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the entity; or (b) a contract that will or may be settled using the entity's equity instruments.

An 'equity instrument' is any contract that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities.

A 'financial derivative' is a financial instrument whose value fluctuates in response to changes concerning an observed market variable (such as an interest rate, a foreign exchange rate, a financial instrument's price, or a market index, including credit ratings), whose initial investment is minimal compared with other financial instruments with a similar response to changes in market factors, and which is generally settled at a future date.

'Fair value' is the price that would be received to sell an asset or paid to transfer a liability in a transaction between market participants at the measurement date.

ii. Initial recognition

The Bank shall recognize a financial asset or financial liability only when it becomes part of the contractual terms of the instrument (rights and obligations).

A conventional purchase or sale of financial assets shall be recognized using the accounting contract date or settlement date.

NOTE 02 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iii. Classification of financial assets/liabilities

Classification of financial assets

Financial assets shall be classified into measurement categories based on the entity's business models for managing the financial assets and the contractual cash flow characteristics of said assets.

The business model refers to how the Bank manages its financial assets to generate cash flows. In other words, the entity's business model determines whether the cash flows will come by obtaining contractual cash flows, selling financial assets, or both.

Assessing the contractual flow characteristics (SPPI test) requires determining whether the asset's contractual flows are solely payments of principal on specified dates and interest on the principal outstanding amounts in the currency in which the financial asset is denominated. The principal is the fair value of the financial asset at initial recognition. Nevertheless, the principal amount may change over the life of the financial asset (if there are principal repayments). Interest is the compensation received for the time value of money and the credit risk related to the principal amount owed over a specified period, alongside other risks and administrative costs, and a profit margin.

For the assessment, the Bank conducts a Test evaluating whether the contractual flows meet the criteria for a core lending arrangement. The Bank uses its professional assessment and considers relevant factors such as currency, interest rate (fixed or variable) and the period it sets.

The assessment of business models is not an instrument-by-instrument ranking approach but at a higher level of aggregation and considers all relevant evidence: model performance, risks affecting performance, and how managers are rewarded, among others.

According to the above, the objectives of the business models are:

- To hold assets to collect cash flows – through management that produces cash flows by collecting contractual payments throughout the instrument's life. Models with this goal allow for sales if they are infrequent (even if significant in value) or insignificant in value both individually and in aggregate (even if frequent), and even more so if they result from a substantial increment in risk or the risk management of credit concentration.
- To maintain financial assets for collection and sale. Per this objective, the entity's key management personnel have decided that the supply of contractual cash flows and the sale of financial assets are essential to achieve the business model's goal. Therefore, there is a higher frequency and value of sales for this purpose.
- Other models - financial assets are measured at fair value through profit or loss if they are not held within a business model whose objective is to hold the assets to collect contractual cash flows or if their objective is achieved by obtaining contractual cash flows and selling financial assets. Assets are managed on a sales basis, and decisions are made on a fair value basis.

The Bank classifies its financial assets depending on whether they are subsequently measured at amortized cost, at fair value through other comprehensive income or at fair value through profit or loss.

In addition, an irrevocable election may be made at the time of initial recognition of investments in equity instruments to present subsequent changes in fair value in other comprehensive income.

Due to the exceptional changes that have taken place in the market's liquidity, and which should remain in the short and medium term, the need arose for the Bank to maintain collateral with a maturity between 2024 to 2026. This is due to the constitution of guarantees related to the Central Bank's Credit Facility Conditional to Incrementing Loans program (FCIC) and the demand to constitute larger technical reserves due to increased demand deposit balances held by the Bank's clients. Therefore, the Bank determined to create a new business model called 'Held to collect investments', which aims to manage these higher levels of liquidity better. The Bank also has both the intention and the ability to hold them to maturity.

Classification of financial liabilities

An entity shall classify all financial liabilities as subsequently measured at amortized cost, except for derivative liabilities measured at fair value through profit or loss.

NOTE 02 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Reclassifications

Reclassifying financial assets only occurs when the business model for managing financial assets has changed. These changes are determined by top management due to external or internal changes. Financial liabilities are not reclassified.

iv. Measurement of financial assets/liabilities

Initial measurement

Financial assets and liabilities are initially measured at fair value (transaction price), plus or minus transaction costs in the case of a financial asset or financial liability that is not carried at fair value through profit or loss.

Subsequent measurement of financial assets

A financial asset shall subsequently be measured according to the following:

(1) Amortized cost

A financial asset is measured at amortized cost if the financial asset is held within a business model whose objective is to hold financial assets to earn cash flows, and the contractual terms of the financial asset give rise, at specified dates, to cash flows that are solely payments of principal and interest on the outstanding principal amount.

Interest income shall be calculated using the effective interest method.

This method applies to financial assets and liabilities measured at amortized cost (interest income and interest expense). The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of the financial asset or the amortized cost of a financial liability.

(2) Fair value through other comprehensive income

A financial asset is measured at fair value through other comprehensive income if the financial asset is held within a business model in which the objective are to obtain the contractual cash flows, to sell financial assets, and if the contractual terms of the financial asset give rise, at specified dates, to receive cash flows that are solely payments of principal and interest on the outstanding principal amount.

(3) Fair value through profit or loss

A financial asset is measured at fair value through profit or loss unless measured at amortized cost or fair value through other comprehensive income.

(4) Irrevocable election to measure at fair value with changes in other comprehensive income.

Upon the initial recognition of Investments in equity instruments, a determination may be held to present subsequent changes in fair value in other comprehensive income that would otherwise be measured at fair value through profit or loss when not held for trading, except for dividend income, which is recognized in profit or loss for the period. Gains or losses arising from the de-recognition of these equity instruments are not transferred to profit or loss.

Subsequent measurement of financial liabilities

Financial liabilities are subsequently measured at amortized cost, except for derivatives measured at fair value through profit or loss.

v. De-recognition of financial assets/liabilities

A financial asset shall be derecognized when and only when:

 (1)   The contractual rights to the cash flow from the financial asset expire, or

 (2)   The contractual rights to receive the cash flows of a financial asset are transferred, or it retains the contractual rights to receive the cash flows of a financial asset but assumes a contractual obligation to pay them to one or more recipients. In this sense, if the risks and rewards of ownership of the financial asset are substantially transferred, the financial asset is derecognized.

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

In the case of unconditional sales, sales with a repurchase agreement at fair value at the date of the repurchase, sales of financial assets with an acquired call option or sale option issued deeply "out of the money", uses of assets in which the transferor does not retain subordinated financing or grant any type of credit enhancement to the new holder,s and other similar cases, the transferred financial asset is derecognized from the Interim Consolidated Statements of Financial Position, simultaneously recognizing any rights or obligations retained or created as a result of the transfer.

In the case of sales of financial assets with a repurchase agreement for a fixed price or for the sale price plus interest, securities lending contracts in which the borrower has the obligation to return the same or similar assets, and other similar cases, the transferred financial asset is not derecognized from the Interim Consolidated Statements of Financial Position and continues to be measured with the criteria used prior to transfer.

A financial liability will be derecognized when, and only when, it has been extinguished, that is, when the obligation specified in the corresponding contract has been paid or cancelled or has expired. In the case of loans, the FMC requirements for deregistration will apply, see letter o), VIII.

vi. Offsetting a financial asset with a financial liability

A financial asset and a financial liability shall be offset and presented by their net amount in the Interim Consolidated Statement of Financial Position when, and only when, there is now a legally enforceable right to set off the recognized amounts and an intention to settle the net amount or to realize the asset and settle the liability, simultaneously. As of September 30, 2024, and December 31, 2023, the Bank has no financial asset/liability that offset.

9. Financial derivatives and hedge accounting

Derivatives are classified as either trading instruments or hedging instruments. The Bank uses financial derivatives for the following purposes:

    i.   To provide such instruments to customers who request them to manage their market and credit risks.

    ii.   To use them for the risk management of the proprietary position of the Bank's entities and their assets and liabilities ('hedging derivatives').

    iii.   To benefit from changes in the value of these derivatives (trading derivatives).

Trading derivatives are measured at fair value through profit or loss and are presented as assets/liabilities according to their positive or negative fair value. Derivatives that do not qualify as hedging instruments are accounted for as trading instruments.

The Bank has elected to continue to use the IAS 39 guidelines for hedge accounting. For a financial derivative to be considered a hedging derivative, all the following conditions must be met:

1. To cover one of the following three types of risk:

    a.   Changes in the value of assets and liabilities due to fluctuations in, among other things, inflation (UF), interest rates and/or exchange rates to which the position or balance to be hedged is subject ('fair value hedging').

    b.   Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions ('cash flow hedges').

    c.   The net investment in a foreign operation ('hedge of a net investment in a foreign operation').

2. To effectively eliminate some risk inherent in the hedged item or position for the entire expected term of the hedge, which entails that:

    a.   At the date of arrangement, the hedge is expected, under normal conditions, to be highly effective ('prospective effectiveness').

    b.   There is sufficient evidence that the hedge was effective during the life of the hedged item or position ('retrospective effectiveness').

3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank's management of its risks.

NOTE 02 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

a.   For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as 'Net income (expense) from financial operations' in the Interim Consolidated Statement of Income.

b.   For fair value hedges of the interest rate risk of a portfolio of financial instruments ('macro-hedges'), gains or losses arising on measurement of the hedging instruments are recognized directly in the Interim Consolidated Income Statements under 'Interest and adjustment income'.

c.   For cash flow hedges, the efficient portion of the change in the value of the hedging instrument is recorded in the Interim Consolidated Statements of Other Comprehensive Income in 'Valuation accounts - cash flow hedges' within equity.

d.   Differences in the valuation of the hedging instrument corresponding to the inefficient portion of cash flow hedging transactions are recognized directly in the Interim Consolidated Income Statements in 'Net income from financial operations'.

If a derivative designated as a hedge, whether due to termination, ineffectiveness, or any other cause, does not meet the above requirements, hedge accounting is discontinued. When 'fair value hedging' is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortized to gain or loss from that date, when applicable.

When cash flow hedges are discontinued, the cumulative gain or loss on the hedging instrument recognized in the Interim Consolidated Statements of Other Comprehensive Income in equity 'Valuation Accounts' (while the hedge was efficient) continues to be recognized in equity until the hedged transaction occurs. At that time, it is recognized in the Interim Consolidated Statements of Income unless the transaction is not expected to occur, in which case it is recognized immediately in the Interim Consolidated Statements of Income.

Embedded derivatives in hybrid financial instruments

'Embedded derivatives' is a hybrid contract component that simultaneously includes a host contract that is not a derivative and a financial derivative that is not individually transferable. It has the effect that some of the cash flows of the hybrid contract vary in the same way as the embedded derivative would on a stand-alone basis. As of September 30, 2024, and 2023, and December 31, 2023, Banco Santander-Chile did not hold embedded derivatives in its portfolio.

10.   Fair value of financial assets and liabilities

No transaction costs are deducted when financial assets and liabilities are measured at fair value. Assets and liabilities subsequently measured at amortized cost are not required to be measured at fair value.

'Fair value' is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal market at the measurement date under current market conditions (i.e., an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. Fair value measurement is for a specific asset or liability. Therefore, in measuring fair value, the Bank considers the characteristics of the asset or liability in the same way that market participants would consider in pricing the asset or liability at the measurement date. In addition, the fair value measurement assumes that the transaction of selling the asset or transferring the liability takes place either: (a) in the principal market for the asset or liability or (b) in the absence of a principal market, the most advantageous market for the asset or liability.

When there is no market price for a given financial instrument, its fair value is estimated based on the price established in recent transactions involving similar instruments or, in the absence thereof, based on valuation models sufficiently contrasted by the international financial community, considering the specific peculiarities of the instrument to be valued and especially, the different types of risk related to the instrument.

When valuation techniques are used, they maximize the use of the relevant observable input data and minimize that of unobservable input data. For example, when an asset or a liability measured at fair value has a bid price and an asking price, the price within the bid-ask spread that is most representative of fair value in the circumstances shall be used to measure fair value regardless of where the input is categorized within the fair value hierarchy.

Although average prices are allowed as a practical resource to determine the fair value of an asset or a liability, the Bank makes an adjustment (FVA or fair value adjustment) when there is a gap between the purchase and sale price (close-out cost).

NOTE 02 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

All derivatives are recorded in the Interim Consolidated Statements of Financial Position at fair value from the trade date. If their fair value is positive, they shall be recorded as an asset; if their fair value is negative, they shall be recorded as a liability. In the absence of evidence to the contrary, the trade date's fair value is deemed the transaction price. Changes in the fair value of derivatives from the trade date are recognized with a balancing entry in the Interim Consolidated Income Statements under 'Profit/(loss) on financial assets/liabilities held for trading at fair value through profit or loss'.

Specifically, the fair value of financial derivatives included in the trading books is deemed similar to their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is calculated using similar methods to those used for over-the-counter (OTC) derivatives. The fair value of OTC derivatives is the sum of the future cash flows stemming from the instrument that have been discounted to the present value at the appraisal date ('present value' or 'theoretical closure') using valuation techniques commonly used by the financial markets: 'net present value' (NPV) and option pricing models, among other methods. Also, within the fair value of derivatives are included the credit risk of the derivative, be it the Bank's own credit risk (Debt Valuation Adjustment or "DVA") or the counterparty's credit risk (Credit Valuation Adjustment or "CVA"). The Counterparty Credit Risk (CVA) is a valuation adjustment to derivatives contracted in non-organized markets because of the exposure to counterparty credit risk.

The CVA is calculated considering the potential exposure to each counterparty in future periods. The Debit Valuation Adjustment (DVA) is a valuation adjustment similar to CVA, but generated by the Bank's credit risk assumed by our counterparties. In the case of derivative instruments contracted with Central Clearing Houses, where the variation margin is contractually defined as a firm and irrevocable payment, this payment is considered part of the derivative's fair value.

For loans and advances covered by fair value hedging transactions, changes in their fair value related to the risk or risks covered in these hedging transactions are recorded.

Equity instruments and contracts related to these instruments must be measured at fair value. Nevertheless, in certain circumstances, the Bank may use cost as an appropriate fair value estimate. This may be necessary, for example, if the recently available information is insufficient to measure the fair value or if a wide range of possible fair value measures exists, and the cost represents the best fair value estimate within that range. Furthermore, the Bank may irrevocably elect to present subsequent changes in the instrument's fair value in other comprehensive income.

As of September 30, 2024, and 2023, and December 31, 2023, no significant investments in listed financial instruments had ceased to be recorded at their quoted market value due to their market being unable to be considered active.

The amounts at which financial assets/liabilities are recorded represent, in all material respects, the Bank's maximum exposure to credit risk at each reporting date. The Bank also has collateral and other credit enhancements to mitigate its exposure to credit risk, consisting mainly of mortgages, cash, equity and personal guarantees, leased and rented assets, assets purchased under repurchase agreements, securities lending and credit derivatives.

Valuation techniques

According to IFRS 13 'Fair Value Measurement', a fair value hierarchy is established based on three levels: Level 1, Level 2 and Level 3, in which the highest priority is given to quoted prices (unadjusted) in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

Financial instruments at fair value and determined by published prices in active markets (Level 1) comprise government bonds, corporate bonds, exchange-traded derivatives, securitized assets, equities, short positions and issued bonds.

In cases where quotations cannot be observed, management best estimates what the market would price using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (level 2) and sometimes use significant unobservable inputs in market data (level 3). Various techniques are used to estimate it, including extrapolating observable market data. The most reliable evidence of the fair value of a financial instrument on initial recognition is the transaction price unless the value of that instrument can be derived from other market transactions by the same or a similar instrument or valued using a valuation technique in which the inputs used include only observable market data, mainly interest rates.

The main techniques used as of September 30, 2024, and 2023, and December 31, 2023 by the Bank's internal models to determine the fair value of financial instruments are described below:

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 02 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

i.   The Present Value method is used in the valuation of financial instruments permitting static hedging (mainly forwards and swaps). Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.

ii.   In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain the bid-offer spread, exchange rates, volatility, correlation indexes and market liquidity.

iii.   For the valuation of certain financial instruments exposed to interest rate risks, such as interest rate futures, caps and floors, the present (future) value method and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including the related interest rate curves, volatility, correlations and exchange rates.

The fair value of the financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, including interest rates, credit risk, exchange rates, the quoted market price of shares and market rates of raw materials, volatility, prepayments and liquidity. The Bank's management verifies that the valuation models do not incorporate significant subjectivity. Therefore, if necessary, these methodologies can be adjusted and calibrated through internal calculations of fair value and subsequent comparison with the corresponding actively traded prices.

The Bank has developed a formal process for the systematic valuation and management of financial instruments, implemented in all units included in the scope of consolidation. The governance structure of this process distributes responsibilities between two separate divisions: Treasury (responsible for the development, marketing and daily management of financial products and market data) and Market Risks (responsible for the periodic validation of valuation models and market data, the process of calculating risk metrics, standards for approving new transactions, market risk management and the implementation of valuation adjustment standards).

Approving a new product involves several steps (application, development, validation, integration into corporate systems and quality review) before production. This process ensures the rating systems are properly reviewed and stable before use.

Details of the most significant derivative products and families, together with their respective valuation techniques and inputs, by type of asset, are set out in Note 44 'Fair value of financial assets and liabilities' in these Interim Consolidated Financial Statements.

11.   Fixed assets

This category includes the buildings, land, furniture, vehicles, computer hardware and other fixed assets owned by the consolidated entities. Assets are classified according to their use as follows:

a.   Fixed assets for own use

Fixed assets for own use are presented at their acquisition cost, less its corresponding accumulated depreciation and, if applicable, the impairment losses that result from comparing the net value of each item with its corresponding recoverable amount. This includes, among others, the material assets received by the consolidated entities for the liquidation, in whole or in part, of financial assets that represent collection rights against third parties, and which are expected to be continuously used and owned.

Depreciation is calculated using the straight-line method over the acquisition cost of assets minus their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and is not subject to depreciation. The Bank applies the following useful lives for the tangible assets that comprise its assets:

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2024, and 2023, and as of December 31, 2023

ITEM	Useful Life (Months)
Land	0
Paintings and works of art	0
Carpets and curtains	36
Computers and Hardware	36
Vehicles	36
ATMs and teleconsultations	60
Machines and general equipment	60
Office furniture	60
Telephone and communication systems	60
Security systems	60
Rights over telephone lines	60
Air conditioning systems	84
Other installations	120
Buildings	1200

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

At each reporting period, the consolidated entities assess whether there is any indicator that the carrying amount of any tangible asset exceeds its recoverable amount. If this is the case, the asset's carrying amount is reduced to its recoverable amount. Future depreciation charges are adjusted under the revised carrying amount and to the new remaining useful life, if an adjustment of the latter is necessary.

Likewise, the estimated useful lives of the items of property, plant and equipment held for own use are reviewed at the end of each reporting period to detect significant changes. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Interim Consolidated Statement of Income in future years based on the new useful lives.

Maintenance expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred.

b.   Assets leased out under operating leases

The criteria used to record the acquisition cost of assets leased out under operating leases, calculate their depreciation and their respective estimated useful lives, and record their impairment loss are the same criteria as those for fixed assets held for own use.

12.   Leases

At the contract's creation, the Bank assesses whether it contains a lease or not. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for compensation. To assess whether a contract conveys the right to control the use of an identified asset, the Bank assesses whether:

- The contract involves using an identified asset. This may be specified explicitly or implicitly and should be physically identified. The asset is not identified if the supplier has a significant substitution right.

- The Bank has the right to obtain all the economic benefits from using the asset throughout the contract's duration.

- The Bank has the right to direct the use of the asset – this is the decision-making purpose for which the asset is used.

i.   As a lessee

The Bank recognizes a right-of-use asset and a lease liability at the starting date of the lease according to the IFRS 16 'Leases'. The Bank's main contracts are for offices and branches which are necessary to undertake its activities.

In the beginning, the right-of-use asset is equal to the lease liability. It is calculated as the present value of the lease payments, which are discounted using the Bank's incremental interest rate at the starting date and considering each contract's duration. The average incremental interest rate is 1.44%. Subsequently, the asset is straight-line depreciated according to the contract's duration, and the financial liability is amortized in terms of the monthly payments. The financial interest is charged to net interest income, and the depreciation is charged to the depreciation expense of each financial year.

The lease's term encompasses non-cancellable periods stipulated within each contract. In the case of a lease contract with indefinite duration, the Bank has determined to assign a span equal to the longest of the non-cancellable period of its lease contracts. Contracts with a non-cancellable period of 12 months or less are treated as short-term leases. Therefore, the related payments are recorded as a straight-line expense. Any change in the lease term or rent is treated as a new measurement of the lease.

In the initial measurement, the Bank measures the right-of-use of the asset at cost. The rent of the lease contracts is agreed in UF and payable in Chilean pesos. According to Circular No 3,649 of the FMC, the monthly UF variation that affects all contracts established in such monetary units should be treated as a new measurement. Therefore, readjustments should be recognized as an amendment to the obligation, and in parallel, the amount of the related asset should be adjusted.

The Bank has not entered into lease agreements with guarantee clauses for residual value or variable lease payments.

ii. As a lessor

When the Bank acts as a lessor, it first determines if it corresponds to a financial or operating lease. To do this, the Bank evaluates whether it has substantially transferred all the risks and benefits of the asset. If so, this corresponds to a financial lease. Otherwise, it is an operating lease.

The Bank recognizes lease rentals received on a straight-line income basis over the lease term.

iii. Third-party financing

The sum of present values of the lease payments receivable from the lessee is recognized in the line item: 'Loans and receivables from customers' in the Interim Consolidated Statements of Financial Position. This includes the price of the lessee's right-to-call option at the end of the lease term when there is reasonably certain that the lessee will exercise said right. The financial income and expense derived from these contracts are recorded in the Interim Consolidated Income Statements under 'Interest income' and 'Interest expense', respectively, to achieve a constant return rate over the lease term.

13. Factoring transactions

Factored receivables are valued at the amount disbursed by the Bank in exchange for invoices or other commercial instruments representing the credit the transferor assigns to the Bank. The price difference between the amounts disbursed and the actual face value of the credits is recorded as interest income in the Interim Consolidated Statement of Income using the effective interest method over the financing period. When the assignment of these instruments involves no liability on the part of the assignee, the Bank assumes the risks of insolvency of the parties responsible for payment.

14. Intangible assets

Intangible assets are non-monetary assets (identifiable separately from other assets) without physical substance arising from legal or contractual rights. The Bank recognizes an intangible asset, whether purchased or self-created (at cost) when the asset's cost can be measured reliably. Additionally, the future economic benefits attributable to the asset are expected to flow into the Bank.

To calculate intangible assets, they are recorded initially at their acquisition or production cost, from which the accumulated amortization and accumulated impairment loss are subtracted.

Internally developed computer software is recorded as an intangible asset if, among other requirements (primarily the Bank's ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated.

Intangible assets are amortized linearly based on their estimated useful life, defined by default at 36 months. They can be modified if the extent to which the Bank will benefit from its use for a different period than the mentioned above is demonstrated.

Expenditure on research activities is recorded as an expense incurred in the year and cannot be subsequently capitalized.

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

15. Non-current assets held for sale

Non-current assets held for sale and discontinued operations

Per IFRS 5, 'Non-current assets held for sale and discontinued operations', a non-current asset is classified as held for sale if their carrying amount will be recovered mainly through a sale transaction rather than through continued use.

To apply the above classification, the asset must meet the following requirements:

- It must be available in its current conditions for immediate sale, and a sale must be highly probable.
- For it to be highly probable, the appropriate management level must be engaged in a plan to sell the asset (or group of assets for its disposal). Also, a program to find a buyer and completing said purchase must have been actively initiated.
- Furthermore, the sale should be expected to qualify for recognition as a completed sale within one year of the classification date.

Assets classified in this way will be measured at the lower of their carrying amount or their fair value less costs to sell.

Assets received or awarded in lieu of payment

The goods received or awarded in lieu of payment of credits and accounts receivable from clients are recorded, in the case of assets awarded in lieu of payment, at the price agreed between the parties or, conversely, in those cases where there is no agreement between them, by the amount for which the Bank acquired said assets in a judicial auction. In both cases, an independent assessment of the market value of the goods is determined based on the state in which they are acquired.

 If the value of loans and receivables exceeds the fair value of the asset received or foreclosed as payment minus selling cost, the difference is recorded in the Interim Consolidated Income Statements under 'Provision for credit risk'.

These assets are subsequently valued at the lower amount between the initially recorded figure and the net realizable value, which corresponds to their fair value (liquidation value determined through an independent appraisal) minus their respective costs of sale. The differences between the two are recognized in the Interim Consolidated Income Statements under 'Other operating expenses'.

At the end of each year, the Bank reviews the cost of sale of assets received or foreclosed in payment, which is then applied from that date onwards and into the following year. In December 2023, the average cost was estimated at 5.67% of the appraised value (5.80% as of December 31, 2022). In addition, a review of the appraisals by an independent is carried out every 18 months to adjust the fair value of the assets.

These assets are generally estimated to be disposed of within one year from the award date. Under article 84 of the General Banking Law, assets not sold within this period are charged-off through a single installment. On March 25, 2021, the FMC issued Circular No. 2,247 granting an additional 18 months for the disposal of all assets that financial institutions have received in payment or are awarded between March 1, 2019, and December 31, 2021, also allowing these assets' write-off to be made in installments proportional to the number of months between the date of their receipt and that set by the Bank for their disposal.

16. Income and expense recognition

The most important criteria used by the Bank to recognize its revenues and expenses are summarized as follows:

a. Interest revenue, interest expense, and similar items

Interest income, interest expense and similar items are recognized on an accrual basis using the effective interest rate method.

Nevertheless, the Bank ceases to recognize income on an accrual basis when a loan or one of its installments is 90 days overdue. This means that interest, adjustments or commissions are not recognized in the Interim Consolidated Income Statement unless effectively received.

These interest and readjustments are generally referred to as 'suspended' and are recorded in memorandum accounts, which do not form part of the Interim Consolidated Statements of Financial Position but are reported as part of the supplementary information therein (Note 30 and 31).

NOTE 02 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Interest incomes of previous 'transactions with suspended accrual' are only recognized again when the debtor is up to date with its obligations.

b. Commissions, fees and similar items

Fee and commission income and expenses are recognized in the Interim Consolidated Income Statements using the criteria set out in IFRS 15, 'Revenue from contracts with customers'.

Under IFRS 15, 'Revenue from contracts with customers', the Bank recognizes revenue when it satisfies its performance obligations by transferring the service (an asset) to the customer. Under this definition, an asset is transferred when the customer obtains control over the asset. The Bank considers the contractual terms and its traditional business practices for determining the transfer price. The transfer price is the amount of compensation the entity expects to be entitled in order to transfer committed goods and services to the customer, excluding amounts collected on behalf of third parties.

The Bank consistently applies the recognition method for each performance obligation, whether it is satisfied over time or at a specific point in time.

The main income arising from commissions, fees, and similar items are:

- Credit prepayment fees, which include fees related to customer prepayments of credit operations.

- Fees and commissions on loans with letters of credit, which comprise fees and commissions related to granting loans with letters of credit.

- Fees for lines of credit and overdraft fees, which refer to fees accrued during the year to grant credit lines and current account overdrafts.

- Fees for guarantees and letters of credit, which include fees accrued during the year to grant payment guarantees for real or contingent third-party obligations.

- Card service fees. These refer to fees earned and accrued for the year related to the usage of credit, debit and other cards.

- Account administration fees. These comprise fees incurred for maintenance of current, savings and other accounts.

- Fees and commissions for collections and payments, which include fees and commission income generated by the Bank's collections and payment services.

- Commissions for brokerage and administering securities, which refer to income from commissions generated on brokerage, issuances, administration, and custody of securities.

- Remuneration for the administration of mutual funds, investment funds or others, which comprises commissions from fund management companies separated by type of client (natural or legal person).

- Insurance intermediation and consultancy fees, which include income generated through insurance sales, separated by the type of insurance brokered.

- Fees for financial leasing transaction services, which refer to those financial leasing services in which the Bank acts as a lessor.

- Securitization fees, which include fees for securitization services.

- Fees for financial advisory services, which comprise those involved in advisory services concerning the issuance and placement of financial instruments, restructuring and funding financial liabilities, sale and purchase of companies, and others.

- Other commissions earned, which include income generated by currency exchanges, issuing cashier checks and guarantee slips, trust commissions, foreign trade operations, student loan administration, and other services.

Commission expenses comprise:

- Card transaction fees, which involve commissions generated by credit cards, debit cards and the provision of funds related to the income generated from card service fees.

- License fees of card brands. These are fees paid to the main card brands: credit, debit and provision of funds.

- Other fees for services linked to the credit card system and cards with the provision of funds.

- Expenses for loyalty and merit program obligations for card clients. They refer to expenses related to customer benefit programs related to the use of cards.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

- Fees for securities transactions. They comprise fees for deposit, safekeeping and brokerage of securities, investments in mutual funds, stock exchanges, central counterparty and market infrastructure services.

- Other fees for services received. They include securities services, foreign trade, correspondent banking, ATMs and wire transfer fees.

- Fees for clearing high-value payments, which include fees to ComBanc, CCLV, etc.

The relationship between the Segment Note and the disaggregated income is presented in Note 32 Commissions.

The Bank maintains loyalty plans associated with its credit cards, which under IFRS 15 "Revenue from ordinary activities from contracts with customers" have the necessary provisions to meet the delivery of the committed future performance obligations, or said obligations are settled immediately when they are generated.

c.   Non-financial income and expenses

They are recognized under the criteria established in IFRS 15, 'Revenue from contracts with customers', identifying the performance obligation and when they are satisfied (accrued).

NOTE 02 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

d. Commissions in the origination of loans

Financial fees and commissions arising from the origination of loans, mainly origination or research and information gathering fees are accrued and recognized in the Interim Consolidated Statements of Income over the life of the loan.

17. **Provisions for credit risk on loans and receivables and contingent liabilities**

The Bank permanently evaluates the entire portfolio of loans and contingent loans, as established by the FMC, to promptly create sufficient provisions to cover the expected loss linked with the debtors' characteristics and their loans based on payment and subsequent recovery.

The Bank uses the following models established by the FMC and approved by the Board of Directors to assess its loan and contingent loan portfolio:

•   Individual assessment of debtors – This applies to debtors recognized as individually significant, that is, with substantial levels of debt, and to those who, even if not significant, are not able to be classified in a group of financial assets with similar credit risk characteristics, and which, due to their size, complexity or level of exposure, require detailed analysis

•   Group assessment of debtors - Group assessments are relevant for residential mortgage and consumer credit exposures, in addition to commercial student credit exposures and exposures to debtors that simultaneously meet the following conditions:

    i.   The Bank has an aggregate exposure to the same counterparty of less than UF 20,000. The aggregate exposure is considered as the gross amount before provisions or other mitigating factors. It also includes residential mortgages in the calculation. Concerning off-balance sheet items (contingent loans), the gross amount is calculated by applying the credit translation factors defined in Chapter B-3 of the CASB.

    ii.   Each aggregate exposure to a single counterparty does not exceed 0.2% of the total portfolio of loans assesses on a group basis.

Group assessments are suitable for dealing with many transactions, each of a low amount, involving individuals or small companies. The Bank groups debtors with similar credit risk characteristics by associating each group with a certain probability of non-performing and a recovery rate based on a substantiated historical analysis. To this end, the Bank implemented the standard model for mortgage and commercial loans and its internal model for consumer loans.

a. Allowances for individual assessments

The individual assessment of a commercial loan debtors is necessary, as established by the FMC, in the case of companies that require detailed knowledge and analysis due to their size, complexity, or level of exposure to the entity.

The analysis of debtors focuses firstly on their credit quality. Then, it classifies them in the risk category corresponding to the debtor and their respective credit operations and contingent loans after assigning them to one of the three portfolio statuses: Normal, Substandard and Impaired. The risk factors used in the allocation are the industry or sector, business situation, partners and management, their financial situation and ability to pay, and payment behavior.

The portfolio categories and their definitions are as follows:

a. Normal Portfolio includes debtors in which their payment capacity will permit them to pay their obligations and commitments. Evaluations of the current economic and financial environment do not indicate that this will change. The classifications assigned to this portfolio are categories from A1 to A6.

b. Substandard Portfolio includes debtors with financial difficulties or significant deterioration of their payment ability. There is reasonable doubt concerning the future reimbursement of the capital and interest within the contractual terms, with limited ability to meet short-term financial obligations. The classifications assigned to this portfolio are categories from B1 to B4.

c. Impaired Portfolio includes debtors and their credits for which repayment is considered remote, as they show a deteriorated or no payment capacity. This portfolio includes debtors who have stopped paying their debts or with obvious indications that they will stop paying, as well as those that require a forced restructuring of debts, reducing the obligation or postponing the term of the principal or interest, and any debtor who is in arrears equal to or greater than 90 days in the payment of interest or capital. The classifications assigned to this portfolio are categories C1 to C6.

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Normal and Substandard Portfolio

As part of the individual assessment of debtors, the Bank classifies them into the following categories, assigning them a probability of non-performance and severity, which result in the expected loss percentages:

Portfolio	Debtor's Category	Probability of Non-Performance (%)	Severity (%)	Expected Loss (%)
Normal Portfolio	A1	0.04	90.00	0.0360
	A2	0.10	82.50	0.0825
	A3	0.25	87.50	0.2188
	A4	2.00	87.50	1.7500
	A5	4.75	90.00	4.2750
	A6	10.00	90.00	9.0000
Substandard Portfolio	B1	15.00	92.50	13.8750
	B2	22.00	92.50	20.3500
	B3	33.00	97.50	32.1750
	B4	45.00	97.50	43.8750

The first step to determine the amount of provisions is to assess the affected exposure, which comprises the book value of loans plus contingent loans, minus the amounts that are feasible to recover through the execution of financial collateral or other collateral covering the operations. To this exposure, the respective loss percentages are applied. In the case of collateral, the Bank must demonstrate that the value assigned to the deduction reasonably reflects the value that can be realized from the disposal of the assets or equity instruments. If the debtor's credit risk is substituted for the guarantor's credit quality, this methodology will only apply if the guarantor or surety is an entity qualified in a category similar to investment grade by a local or international rating agency recognized by the FMC.

Under no circumstances may an endorsed valuable be deducted from the exposure amount, a procedure applicable only in the case of financial guarantees or real collateral.

Notwithstanding the above, the Bank must maintain a minimum provision of 0.5% over loans and contingent loans in the normal portfolio.

Impaired Portfolio

The impaired portfolio includes all loans and the entire value of contingent loans of the debtors overdue by 90 days or more on a single payment of interest or principal of any loan at the end of the month. It also includes debtors who have been granted a loan to refinance loans overdue by 60 days or more and debtors who have undergone forced restructuring or partial debt forgiveness.

The impaired portfolio excludes: a) residential mortgage loans, with payments overdue less than 90 days; and b) loans to finance higher education granted according to Law No 20,027, that do not fulfil the non-performing conditions outlined in Circular No 3,454 of December 10, 2008.

The provision for an impaired portfolio is calculated by determining the expected loss rate for the exposure, deducting the value of recoverable collateral and deducting the present value of recoveries made through collection services after the related expenses.

Once the expected loss range is determined, the related allowance rate is applied over the exposure amount, including loans and contingent loans related to the debtor.

The allowance rates applied over the calculated exposure are as follows:

Classification	Estimated range of loss	Allowance
C1	Up to 3%	2%
C2	Between 3% and 20%	10%
C3	Between 20% and 30%	25%
C4	Between 30% and 50%	40%
C5	Between 50% and 80%	65%
C6	More than 80%	90%

NOTE 02 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

All the debtor's loans are maintained in the Impaired Portfolio until its payment ability is normalized, notwithstanding the charge-off of each loan that meets Title II of Chapter B-2 of the CASB. Once the circumstances that led to classification in the Impaired Portfolio have been overcome, the debtor can be removed from this portfolio once all the following conditions are met:

    i.   The debtor has no obligations overdue with the Bank for 30 consecutive days or more.

    ii.   The debtor has not been granted loans to refinance its obligations.

    iii.   At least one of the payments includes the amortization of capital.

    iv.   Two payments must already be made if the debtor has made partial loan payments in the last six months.

    v.   If the debtor must make monthly payments, four consecutive installments must have been paid.

    vi.   The debtor does not appear to have bad debts in the information provided by the FMC, except for insignificant amounts.

b. Allowances for group assessments

Group assessments are relevant for residential mortgage and consumer credit exposures, in addition to commercial student credit exposures and debtor exposures that simultaneously meet the following conditions:

    i.   The Bank has an aggregate exposure (the exposure on the same Business Group at a consolidated level) to the same counterparty of less than UF 20,000. The aggregate exposure is considered gross of provisions or other mitigating factors and includes residential mortgage loans for its calculation. Concerning off-balance sheet items (contingent claims), the gross amount is calculated by applying the credit translation factors defined in Chapter B-3 of the CASB.

    ii.   Each aggregate exposure to a single counterparty does not exceed 0.2% of the total portfolio evaluated under group assessment.

To determine provisions, group assessments require the creation of groups of loans with homogeneous qualities in terms of the type of debtors and contracted loan terms in order to establish, using technically sound estimates and prudential criteria, the payment behavior of the group and the recoveries of its non-performing loans. This is done using a model based on the characteristics of the debtors, payment history, outstanding loans and delinquency, among other relevant factors.

The Bank uses methodologies to determine credit risk based on internal and/or standard models to estimate provisions for the group-assessed portfolio. These include commercial loans for debtors not individually assessed, residential mortgage loans and consumer loans (including installment loans, credit cards and overdraft facilities). This methodology helps to independently identify the portfolio's performance one year ahead and determines the provision necessary to cover the losses arising in the period of one year from the balance sheet date.

Clients are segmented according to their internal and external characteristics into groups or profiles to differentiate the risk of each portfolio in a more appropriate and orderly manner (client-portfolio model). This is known as the profile assignment method.

The profile assignment method is based on a statistical construction method, constituting a relationship through a logistic regression between variables such as non-performance, external credit behavior, sociodemographic variables, and a response variable that determines a customer's risk, which in this case is non-performance equal to or greater than 90 days. Hence, common profiles are established and assigned a Probability of Non-Performance (PNP), also known as a Probability of Default (PD), and a recovery rate based on a substantiated historical analysis known as Loss Given Default (LGD)

Therefore, once the client has been assigned a profile and a PNP and a LGD has been set for their type of loan, the exposure at default (EXP) is calculated. This exposure includes the book value of the loans and receivables from the customer, plus contingent loans, minus any amount that can be recovered by activating collateral (for loans other than consumer loans).

Notwithstanding the above, in establishing provisions related to mortgage and commercial loans, the Bank must recognize minimum provisions according to standard methods established by the FMC for those types of loans. While this is considered a conservative minimum base, it does not relieve the Bank of its responsibility to have its own internal methodologies for determining adequate provisions to cover the portfolio's credit risk. Provisions must be made considering the higher value obtained between the respective standardized method and the internal method.

NOTE 02 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Standard method of group portfolio provisioning

i. Mortgage portfolio

Under the CASB, the Bank applies the standard provisioning method for residential mortgages. Under this method, the expected loss factor applicable to the number of residential mortgage loans will depend on the delinquency of each loan and the ratio, at the end of each month, between the outstanding principal amount of each loan and the value of the mortgage collateral (loan-to-value or LTV) that covers it.

The relevant provisioning factor according to delinquency and LTV is as follows:

LTV Range	Days past due at month-end	0	1-29	30-59	60-89	Impaired portfolio
	PNP(%)	1.0916	21.3407	46.0536	75.1614	100
	LGD (%)	0.0225	0.0441	0.0482	0.0482	0.0537
LTV ≤ 40%	EL (%)	0.0002	0.0094	0.0222	0.0362	0.0537
	PNP(%)	1.9158	27.4332	52.0824	78.9511	100
	LGD (%)	2.1955	2.8233	2.9192	2.9192	3.0413
40% < LTV ≤ 80%	EL (%)	0.0421	0.7745	1.5204	2.3047	3.0413
	PNP(%)	2.515	27.93	52.58	79.6952	100
	LGD (%)	21.5527	21.66	21.92	22.1331	22.231
80% < LTV ≤ 90%	EL (%)	0.5421	6.0496	11.5255	17.639	22.231
	PNP(%)	2.74	28.43	53.08	80.3677	100
	LGD (%)	27.2	29.03	29.59	30.1558	30.2436
LTV > 90%	EL (%)	0.7453	8.2532	15.7064	24.2355	30.2436

LTV= (Loan-to-Value Ratio) unpaid loan principal/value of the mortgage collateral.

EL = Expected loss

This standardized approach will also be applied to residential leasing transactions, following the same criteria described above and considering the leased asset value equivalent to the amount of the mortgage collateral.

If the same debtor holds more than one residential mortgage loan with the Bank and one is overdue by 90 days or more, all these loans will be assigned to the impaired portfolio, with provisions calculated for each according to their respective LTV percentages.

In the case of residential mortgage loans linked to housing and subsidy programs of the State of Chile, provided that they are contractually covered by the auction insurance supplied by the latter, the provisioning percentage may be weighted by a loss mitigation (LM) factor, which depends on the LTV percentage and the value of the house in the deed of sale (V). Therefore, the LM factors to be applied to the corresponding provisioning percentage are presented in the table below:

Loss mitigation (LM) factor for loans with state auction insurance		
LTV Range	**Segment V: Deeded house price (UF)**	
	V<1,000	**1,000< V <= 2,000**
LTV <= 40%	100	
40% < LTV <= 80%		
80% < LTV <=90%	95	96
LTV > 90%	84	89

ii. Commercial portfolio

Following the CASB, the Bank applies the standard model of provisions for commercial loans in the group portfolio, depending on whether it corresponds to commercial leasing, student or other commercial loans.

Before implementing the standard method, the Bank used internal models to determine provisions for commercial loans assessed on a group basis.

NOTE 02 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

a. Commercial leasing operations

For these operations the provision factor must be applied to the current value of commercial leasing operations (including the purchasing option at the end of the lease). Therefore, it will depend on the delinquency of each operation, the type of leased asset and the relationship, at the closing of each month, between the current value of each operation and the value of the leased asset (LTV), as indicated in the following tables:

Probability of Non-Performance (PNP) applicable according to delinquency and type of asset (%)		
Days past due at the end of the month	**Type of asset**	
	Real estate	**Non-real estate**
0	0.79	1.61
1-29	7.94	12.02
30-59	28.76	40.88
60-89	58.76	69.38
Non-performing portfolio	100.00	100.00

Loss Given Default (LGD) applicable by PVB range and type of asset (%)		
LTV range (*)	**Real estate**	**Non-real estate**
LTV ≤ 40%	0.05	18.20
40% < LTV ≤ 50%	0.05	57.00
50% < LTV ≤ 80%	5.10	68.40
80% < LTV ≤ 90%	23.20	75.10
LTV > 90%	36.20	78.90

(*) LTV= Current value of operation/leased asset value

The LTV ratio will be determined considering the appraisal value, expressed in UF for real estate and pesos for non-real estate, recorded at the time of granting the respective loan, considering any situations that may be causing temporary rises in the asset price at that time.

b. Student loans

For these operations, the provision factor should be applied to the student loan and the exposure of the contingent loans, when applicable. The determination of this factor depends on the type of student loan and the enforceability of the payment of capital or interest at the end of each month. When payment is due, the factor will also depend on the delinquency of the loan. For the loan classification, a distinction is made between those granted for financing higher studies under Law No 20,027 (CAE) and, on the other hand, the CORFO guaranteed loans or other student loans.

Probability of Non-Performance (PNP) according to enforceability, delinquency and type of loan (%)			
Presents payment enforceability or interest at month-end	**Days past due at month-end**	**Type of student loan**	
		CAE	**CORFO and others**
Yes	0	5.20	2.90
	1-29	37.20	15.00
	30-59	59.00	43.40
	60-89	72.80	71.90
	Non-performing portfolio	100.00	100.00
No	N/A	41.60	16.50

Loss Given Default (LGD) and type of asset (%)		
Presents payment enforceability or interest at month-end	**Type of student loan**	
	CAE	**CORFO and others**
Yes	70.90	
No	50.30	45.80

NOTE 02 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

c. *Generic commercial loans and factoring*

For factoring transactions and other commercial loans, the provisioning factor, applicable to the amount of the loan and the contingent loan exposure, will depend on the delinquency of each transaction and the ratio at the end of each month between the debtor's obligations to the Bank and the value of the collateral (LTVC) securing them, as indicated in the following tables:

Probability of Non-Performance (PNP) applicable according to delinquency and LTVC range (%)			
Days past due at month-end	**Guarantee**		**No collateral**
	LTVC ≤ 100%	**LTVC > 100%**	
0	1.86	2.68	4.91
1-29	11.60	13.45	22.93
30-59	25.33	26.92	45.30
60-89	41.31	41.31	61.63
Non-performing portfolio	100.00	100.00	100.00

Loss Given Default (LGD) applicable according to LTVC range (%)			
Collateral (with/without)	**LTVC Range**	**Factoring and other commercial loans without responsibility of assignor**	**Factoring with responsibility of assignor**
Collateral	LTVC ≤ 60%	5.00	3.20
	60% < LTVC ≤ 75%	20.30	12.80
	75% < LTVC ≤ 90%	32.20	20.30
	90% < LTVC	43.00	27.10
No collateral		56.90	35.90

The collateral used to calculate the LTVC ratio of this method may be of a specific or general nature or those that simultaneously specific and general in nature. However, a collateral can only be considered if, according to the respective coverage clauses, it was set in the first degree of preference in favor of the Bank and it only guarantees the debtor's credits concerning which it is attributed (not shared with other debtors). The invoices assigned in the factoring operations, or the guarantees linked to mortgage loans, regardless of their coverage clauses, will not be considered in the calculation.

The following considerations must be taken into account when calculating the LTVC ratio:

i. Transactions with specific guarantees: those in which the debtor provided specific guarantees for generic commercial loans and factoring. The LTVC ratio is calculated separately for each secured transaction as the division between the loan amount and the contingent loan exposure over the collateral's value.

ii. Transactions with general guarantees: when the debtor is granted general or general and specific guarantees, the Bank calculates the corresponding LTVC jointly for all generic commercial loans, factoring and operations not contemplated in the above paragraph i), as the division between the sum of the amounts of loans and contingent loan exposures over the general or specific guarantees that, according to the scope of the remaining coverage clauses, protect the loans considered in the numerator of the ratio mentioned above.

The amounts of collateral used in the LTVC ratio in (i) and (ii) should be determined according to the:

- The collateral's last valuation, whether in its appraisal or fair value, depending on the type of collateral in question. The criteria in Chapters 7-12 of the Updated Collection of Banking Regulations (from now on: UCBR) should be considered to determine fair value.

- Possible situations that could be causing temporary rises in the value of the collaterals.

- Limits to the amount of coverage established in their respective clauses.

In November 2023, with the aim of improving the prediction of customer behavior and maintaining high monitoring standards, the Bank calibrated its provisioning models for group assessments. The effects of this calibration implied a lower provision of approximately Ch$13,835 million.

NOTE 02 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

d.   Provisions for contingent loans

Contingent loans are transactions or commitments in which the Bank assumes a credit risk by obliging itself vis-à-vis third parties upon a future event to make a payment or a disbursement to be recovered from its clients.

To calculate the provisions as indicated in Chapter B-1 of the CASB, the amount of exposure to be considered shall be equal to the percentage of the contingent claim amounts indicated below:

Type of loan	Credit Translation Factors (CTF)
Immediately repayable unrestricted credit lines	10%
Contingent loans linked to student loan (CAE)	15%
Letters of credit for goods movement operations	20%
Other unrestricted credit lines	40%
Debt purchase commitments in local currencies abroad	50%
Transactions related to contingent events	50%
Guarantees and sureties	100%
Other credit commitments	100%
Other contingent loans	100%

In the case of transactions with clients with non-performing loans, such exposure shall always equal 100% of their contingent loans.

e.   Guarantees and credit enhancements

Guarantees and collateral are only considered in calculating provisions when they are legally established and when the conditions allowing their eventual activation or settlement in the Bank's favor are met. Collateral valuation (mortgages or pledges) reflects the net cash flow obtained from selling goods or equity instruments, or from capital minus estimated expenses in the event of a debtor's non-performance.

For mortgages and pledges on goods, the Bank undertakes analyses that reflect the relationship between the prices obtained in an eventual settlement and their appraisal or foreclosure values. Nevertheless, the valuations of mortgages and other goods received are based on valuations carried out by independent professionals, while maintenance and transaction costs are based on historical data from at least three years prior. The Bank has the necessary collateral revaluation standards in place.

Financial guarantees, measured through fair value adjustments, may only be deducted from credit risk exposures when they are provided to secure the performance of the credits concerned. The adjusted fair value is obtained by applying the interest rate and currency volatility discount factors established by the FMC and subtracting settlement costs. Determining provisions in the case of leased assets considers the value obtained on the disposal of the leased assets, considering the impairment that these may present, and the expenses related to their redemption and liquidation or eventual relocation. Determining provisions for factoring loans considers that the counterparty is the assignor of the documents endorsed to the Bank when the factoring is with liability and the debtor when the assignment is without liability of the assignor.

f.   Additional provisions

According to FMC regulation, banks can establish provisions over the already described limits to protect themselves from the risk of non-predictable economic fluctuations that could affect the macroeconomic environment or a specific economic sector. As set out in number 9 of Chapter B-1 of the CASB of the FMC, these provisions shall be reported on the liability side in the same way as provisions on contingent claims.

g.   Provisions related to financing with FOGAPE guarantee Covid-19

The FMC requested that specific provisions be determined for loans secured by the FOGAPE Covid-19 guarantee, for which the expected loss must be determined. This is done by estimating the risk of each transaction, dismissing the guarantor's credit quality substitution, and following the appropriate individual or group analysis method per the clauses of the CASB Chapter B-1. This calculation must be made on an aggregate basis, grouping all transactions to which the same deductible percentage is applicable.

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Hence, the total expected loss resulting from the aggregate calculation of each transaction group must be compared with the total deductible corresponding to them. When the expected loss of the transactions of a group with the same deductible percentage is determined to be equal to or less than the aggregate deductible, the provisions are set without considering the FOGAPE Covid-19 guarantee, that is, without replacing the creditworthiness of the direct debtor for that of the guarantor. When they surpass the aggregate deductible, the provisions shall be determined using the substitution method set out in the CASB paragraph 4.1(a) of Chapter B-1 and shall be recognized in accounts separate from commercial, consumer and residential mortgage provisions.

h. Provisions established for credit risk as a result of supplementary prudential requirements

This corresponds to the provisions for credit risk required by the Committee's prudential instructions in relation to credit risk management assessments under Chapters 1-13 of the UCBR and that do not qualify as provisions established per the definitions in Chapter B-1 of the CASB.

i. Impaired receivables and suspension of accrual

For loans assessed on a case by case basis, the impaired portfolio comprises loans classified in the impaired portfolio plus categories B3 and B4 of the 'substandard portfolio'. For group assessment, it comprises loans in the impaired portfolio. The Bank ceases to recognize income on an accrual basis in the Interim Consolidated Statement of Income when the loan or one of its installments is 90 days overdue. From the date interest is suspended until they are no longer impaired, loans shall not be credited with interest, adjustments or fees in the Interim Consolidated Statement of Financial Position. No income from such loans shall be recognized in the Interim Consolidated Statement of Income unless received.

j. Charge-offs

As a general rule, charge-offs should be applied when the contractual rights to the cash flows expire.

The charge-offs in question refer to the derecognition in the Interim Consolidated Statement of Financial Position of the assets corresponding to the respective transaction, including that part which may not be overdue in the case of a loan payable in installments or a leasing transaction (there are no partial charge-offs). This includes overdue, past-due and current installments, with the term corresponding to the time elapsed since the date on which payment of all or part of the obligation is in delinquency.

Charge-offs are always booked against the credit risk provisions set up under Chapter B-1 of the CASB, regardless of the reason for the write-off.

Charge-offs should be carried out in the following circumstances, whichever occurs first:

1. Based on all available information, the Bank concludes that it will not obtain flows from the loans recorded as an asset.

2. When an unencumbered claim is 90 days old since it was registered as an asset.

3. Upon expiration of the statute of limitations for actions to claim collection through an enforceable judgment or at the time of the rejection or abandonment of the enforcement of the title by an enforceable court decision.

4. When the period of arrears of a transaction reaches the time limit for charge-offs set out below:

Type of loan	Term
Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Residential mortgage loans	48 months
Consumer leasing	6 months
Other non-real estate leasing transactions	12 months
Real estate leasing (household and business)	36 months

k. Recovery of loans previously written off and receivables from clients

Subsequent payments on written-off transactions shall be recognized in the profit or loss statement as recoveries of charged-off loans.

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

When a recovery is perceived in the form of an asset received in lieu of payment, the income is recognized as the amount by which they are incorporated into the asset under the provisions of the Chapter of the CASB regarding Assets received or awarded in lieu of payment.

The same approach is followed if the leased goods are recovered after a leased transaction is written off when such goods are incorporated as an asset.

18. Impairment of financial assets other than loans and receivables and contingent loans

The Bank applies IFRS 9 'Financial Instruments' to determine the impairment of financial assets measured at fair value through other comprehensive income and financial assets at amortized cost other than loans and contingent receivables.

The estimate involves calculating the potential credit losses that could be observed on a financial instrument due to differences between the future cash flows under the original contract and the cash flows expected to be received, always ensuring that the results obtained are appropriate to the reality of the transactions, the current economic environment and the available forward-looking information.

This model uses a dual measurement approach in which the impairment provision is measured as follows:

- Credit loss expected at 12 months: it represents expected credit losses arising from default events on a financial instrument that may arise within 12 months from the reporting date.

- Lifetime expected credit loss: it represents the expected credit losses arising from default events over the expected life of a financial instrument.

At each reporting date, an entity must measure the provision as equal to the 'lifetime expected credit loss' if the credit risk on that financial instrument has increased significantly since initial recognition. Otherwise, if the credit risk of a financial instrument has not increased significantly at the reporting date since initial recognition, an entity shall measure the loss allowance for that financial instrument at an amount equal to 'expected credit loss over the next 12 months'.

When making such an assessment, an entity compares the default risk of a financial instrument at the reporting date with that of its initial recognition, as well as considering reasonable and tenable information made available without unnecessary cost or effort, indicating the growth of credit risk since its initial recognition (on a group or individual basis). Based on changes in credit quality, IFRS 9 describes a 'three-step' impairment model according to the following diagram:

Change in credit quality since initial recognition		
Phase 1	Phase 2	Phase 3
Initial recognition	Significant increase in credit risk since initial recognition	Credit-impaired assets
Credit loss expected in 12 months	Lifetime credit loss	Lifetime credit loss

Reasonable and tenable information refers to information readily available at the reporting date without unreasonable cost or effort, including information about past events, current conditions and forecasts of future economic conditions. When contractual payments are overdue by 30 days or more, the Bank considers that the credit risk of a financial asset has increased significantly, but this is not the only indicator.

Measurement of expected credit loss

Expected credit loss estimates the weighted probability of credit losses over the financial instrument's expected life, that is, the present value of all cash shortfalls. The three components of the measurement of expected credit loss are:

PD: The probability of default estimates the probability of non-performance over a given time frame.

LGD: Loss-given default estimates the loss that would occur in the event of a default at a given time.

EAD: Exposure at default is an estimate of the exposure at a future date of non-performance, considering expected exposure changes after the reporting date, including repayments of principal and interest, whether contractually scheduled or otherwise, and interest on defaults.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 02 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The parameters used for the calculation of impairment provisions were developed based on the structure of the internal models used and take into account the experience acquired in the regulatory and management areas, as well as the stages in which each financial asset is classified, including forward-looking information, point-in-time (PIT) view, multiple scenarios, calculation of losses for the entire life of the operation through PD lifetime, among others.

Collateral and other credit enhancements are considered to measure expected credit loss.

Determination of a significant increase in risk

For the classification in phase 2, an assessment of whether there is a significant increase in credit risk (SICR) from the initial recognition of the transactions is undertaken. For this, a series of principles that ensure that all financial instruments are subject to this assessment is used, which considers the particularities of each portfolio and type of product based on various quantitative and qualitative indicators. All of this is subject to the expert judgement of analysts, who set the thresholds under appropriate management integration and implement it under the approved governance.

The judgement and criteria used to establish thresholds are based on several principles. The principles are as follows:

- Universal: all financial instruments with a credit rating must be assessed for their potential SICR.

- Proportional: the definition of the SICR should consider each portfolio's particularities.

- Materiality: its implementation should also be consistent with each portfolio's relevance to avoid unnecessary cost or effort.

- Holistic view: the selected approach should combine the most relevant aspects of credit risk (i.e. quantitative and qualitative).

- Application of IFRS 9: the approach should consider the features of IFRS 9, focusing on a comparison with credit risk at initial recognition and considering forward-looking information.

- Risk management integration: criteria should be consistent with those metrics considered in day-to-day risk management.

- Documentation: Appropriate documents must be prepared.

To classify a financial instrument in phase 2, we consider the following criteria:

- Quantitative criteria: changes in the risk of a default occurring over the expected life of the financial instrument are analyzed and quantified relative to its level of credit risk at inception. For this purpose, quantitative thresholds have been defined for the portfolios. These thresholds can be expressed as an absolute or relative increase in the probability of default.

- Qualitative criteria: using expert judgement, we use various indicators aligned with those used in ordinary credit risk management (defaults over 30 days, refinancing, etc.).

- Definition of default: this definition entails the application of various criteria to classify exposures as phase 3, including transactions in default for 90 consecutive days or identifying other criteria that demonstrate that the counterparty can meet all of its financial obligations.

- Expected life of the financial instrument: we estimate the expected life of a financial instrument considering all contractual terms (e.g. prepayments, duration, repurchase agreements, etc.).

Recognition of expected credit loss

An entity shall recognize in its financial results a gain or loss caused by value impairment as the amount of the expected credit loss (or releases) by which the value is adjusted given the losses that have occurred by the reporting date to capture the amount that requires recognition accurately.

For assets measured at fair value through other comprehensive income, the book value of the instruments is understood as the fair value. Therefore, the recognition of impairment does not affect the carrying amount of such instruments and is reflected as a movement between other comprehensive income (a deduction from fair value) and results at each reporting date.

In the case of assets measured at amortized cost, impairment is presented through a complementary account that reduces the asset's value.

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

19. Impairment of non-financial assets

The Bank's non-financial assets are reviewed at each reporting date of the Interim Consolidated Financial Statements for indications of impairment (i.e., when the carrying amount exceeds the recoverable amount). If such indications exist, the asset's recoverable amount is estimated to determine the extent of the impairment loss.

The recoverable amount is the higher of fair values minus disposal costs and value in use. In assessing value in use, estimates of cash inflows or outflows shall be discounted to present value using the pre-tax discount rate that reflects the current market assessment of the time value of money and the specific risks for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset is estimated to be lower than its carrying amount, the carrying amount is reduced to the recoverable amount. The impairment loss is recognized immediately in profit or loss.

In relation to other assets, impairment losses recognized in prior periods are evaluated at each reporting date for any indication that the loss has decreased and should be reversed. The increase in the carrying value of an asset other than goodwill attributed to a reversal of the impairment loss will not exceed the carrying amount that could have been obtained (net of amortization or depreciation) if an impairment loss had not been recognized for said asset in previous periods. The impairment loss recognized in goodwill will not be reversed.

20. Provisions, contingent assets and liabilities

Provisions are liabilities whose amount or maturity are uncertain. These provisions are recognized in the Interim Consolidated Statements of Financial Position when all the following requirements are met:

i.   It is a current obligation (legal or constructive) as a result of past events and,

ii.   as of the publication date of the financial statements, the Bank will probably have to expend resources to settle the obligation and;

iii.   the amount of these resources can be reliably measured.

Contingent assets or contingent liabilities encompass all potential rights or obligations arising from past events. These are only confirmed if one or more uncertain future events occurs which are not within the Bank's control.

The Interim Consolidated Financial Statements reflect all significant provisions for which the probability of meeting the obligation is estimated to be more likely than not. Provisions are quantified using the best available information regarding the consequences of the event giving rise to them and are reviewed and adjusted at the end of the accounting period. Provisions are used when the liabilities for which they were originally recognized are settled. Partial or total reversals are recognized when such liabilities cease to exist or are reduced.

Provisions are classified according to the obligation covered as follows:

- •   Provisions for employee benefit obligations.
- •   Provisions for lawsuits and litigations.
- •   Provisions for operational risk.
- •   Provisions for mandatory dividends.
- •   Provisions for contingent loan risks.
- •   Provisions for contingencies.

21. Income tax and deferred taxes

The Bank recognizes, where appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amounts of assets, liabilities and their tax bases. Deferred tax assets and liabilities are calculated using the tax rate applied in the year the deferred tax assets and liabilities are realized or settled according to current tax legislation. The future effects of tax legislation or tax rate changes are recognized in deferred taxes from when the law approving such changes is published.

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Current tax assets relate to provisional payments in excess of the provision for income tax or other income tax credits, such as training expenses or donations to universities. In addition, the monthly provision payments to be recovered for profits absorbed by tax losses should be included. In the case of liabilities, they correspond to the provision for income tax calculated based on the tax results for the period, minus the mandatory or voluntary provisional payments and other credits applied to this obligation.

For presentation in the Interim Consolidated Statements of Financial Position, in accordance with IAS12, the tax position at the tax entity level should be offset, as appropriate, and subsequently, the net balances per tax entity should be added at the consolidated level.

22. Employee benefits

i.   Post-employment benefits – Defined Benefit Plan:

According to the current collective labor covenant and other agreements, Banco Santander-Chile has an additional benefit available for its main executives, consisting of a pension plan, aiming for them to have the necessary funds for a supplementary pension upon retirement.

Plan Features:

The main features of the Post-Employment Benefits Plan promoted by the Banco Santander-Chile are:

i.   Aimed at the Bank's upper management.

ii.   The general requirement is that the beneficiary must still hold their position within the Bank by the time they turn 60 years old.

iii. The Bank will contract a mixed collective insurance policy (life and savings) for each executive, with the contracting party and beneficiary being the Group company to which the executive belongs. Periodic contributions will equal the amount each manager commits to their voluntary contribution plan.

iv.   The Bank will be responsible for granting the benefits directly.

The projected unit credit method is used to calculate the present value of the defined benefit obligation and the current service cost. Components of defined benefit cost include:

 * Current and past service costs are recognized in profit or loss for the period.

 * Net interest over the net defined benefit liability (asset), recognized in profit or loss for the period.

 * The new net defined benefit liability (asset) measurements include: (a) actuarial gains and losses; (b) the performance of the plan's assets, and (c) changes in the effect of the asset ceiling, which are recognized in other comprehensive income.

The net defined benefit liability is the deficit or surplus, calculated as the difference between the defined benefit obligation's present value minus the plan assets' fair value.

The plan assets comprise the insurance policies contracted by the Bank through an unrelated third party. These assets are held by an entity legally separated from the Bank and exist solely to pay employees their benefits.

The Bank recognizes the present service cost and the net interest in the item 'Personnel wages and expenses' in the Interim Consolidated Statement of Income. The plan's structure does not generate actuarial gains or losses. The plan's performance is established and fixed during the period; consequently, there are no changes to the asset's ceiling. Accordingly, there are no amounts recognized in other comprehensive income.

The post-employment benefits obligation recognized in the Interim Consolidated Statement of Financial Position, represents the deficit or surplus in the defined benefit plans of the Bank. Any surplus resulting from the calculation is limited to the present value of any economic benefits available regarding the plan's reimbursements or reductions to future contributions.

When employees abandon the plan before meeting the requirements to become eligible for the benefit, the Bank's contributions decrease.

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii.   Severance package:

Severance packages for years of employment are recorded only when they effectively occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented, its principal features have been publicly announced, or objective facts about its activation are known.

iii.   Cash-settled share-based payments:

The Bank allocates cash-settled share-based payments to certain executives of the Bank and its Subsidiaries under IFRS 2. Accordingly, the Bank measures the services received and the obligation incurred at fair value.

Until the obligation is settled, the Bank calculates the fair value at the end of each reporting period and at the date of settlement, recognizing any change to fair value in the income statement for the period.

23. Use of Estimates

Preparing the Interim Consolidated Financial Statements requires the Bank's Management to make estimates and assumptions that affect the application of the accounting standards and the reported values of assets, liabilities, revenues and expenses. Accordingly, actual results may differ from these estimates.

In certain cases, the generally accepted accounting standards require that assets or liabilities be recorded or disclosed at their fair value. The fair value is the price received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date. When available, quoted market prices in active markets have been used for measurement. When the trade prices of an active market are not available, the Bank estimates such values based on the best information available, including internal modelling and other valuation techniques.

The Bank has established provisions to cover potential credit loss per the regulations issued by the FMC. These allowances must be regularly reviewed, considering factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality, and economic conditions that may adversely affect the borrowers' ability to pay. Increases in the allowances for loan loss are reflected as 'Provisions for loan loss' in the Interim Consolidated Statement of Income.

Loans are written off when the contractual rights for the cash flows expire. Nevertheless, the Bank will charge off per Title II of Chapter B-2 of the CASB issued by the FMC for loans and accounts receivable from clients. Charge-offs are recorded as a reduction of credit risk provisions.

The Bank's Management regularly reviews the relevant estimates and assumptions to calculate provisions quantifying certain assets, liabilities, revenues, expenses, and commitments. Revised accounting estimates are recorded in the period the estimate is revised and in any future period affected.

These estimates are based on the best available information and mainly refer to the following:

- Allowances for loan loss (Notes 13 and 41).
- Impairment loss on certain assets (Notes 11, 13, 15, 16, 17, 39 and 40).
- The useful lives of tangible and intangible assets (Notes 15, 16 and 17).
- The fair value of assets and liabilities (Notes 8, 11, 12, 21 and 44).
- Commitments and contingencies (Note 29).
- Current and deferred taxes (Note 18).

24. Earnings per share

Basic earnings per share are calculated by dividing the net income attributable to the equity holders of the Bank by the weighted average number of shares outstanding during the reported period. Diluted earnings per share are calculated similarly to basic earnings, but the weighted average number of outstanding shares is adjusted to consider the potential diluting effect of stock options, warrants, and convertible debt. As of September 30, 2024, and 2023, and December 31, 2023, the Bank did not hold any instruments that have a dilutive effect on equity.

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

25. Temporary acquisition (assignment) of assets

Purchases (sales) of financial assets under non-optional repurchase agreements at a fixed price (repos) are recorded in the Interim Consolidated Statements of Financial Position as a financial assignment (receipt) based on the nature of the debtor (creditor) under 'Deposits in the Central Bank of Chile', 'Deposits in financial institutions' or 'Loans and receivables from customers' ('Deposits from Central Bank of Chile', 'Deposits from financial institutions' or 'Deposits').

The difference between the purchase and sale prices is recorded as financial interest over the contract's life.

26. Assets and investment funds managed by the Bank

The assets managed by the different companies that form part of the Bank's consolidation perimeter (Santander S.A. Sociedad Securitizadora) that are owned by third parties are not included in the Interim Consolidated Statements of Financial Position. The commissions generated by this activity are included in the balance of 'Fee and commission income' in the Interim Consolidated Statement of Income.

27. Provision for mandatory dividends

As of September 30, 2024, and 2023, and December 31, 2023, the Bank recognized a liability (provision) for minimum or mandatory dividends based on the provisions of Article 79 of the Corporations Act, which coincides with the Bank's internal dividend policy, which stipulates that at least 30% of the net profit for the year will be distributed, unless otherwise agreed at the respective Shareholders' Meeting by unanimous vote of all outstanding common shares. As of May 2024, the Board of Directors agreed to make use of the power granted by the last Ordinary Shareholders' Meeting, to increase the provision for minimum dividends to 60% of accumulated earnings. At the ordinary meeting of the Board of Directors in September 2024, it was agreed to further increase the provision for minimum dividends to 70%, in the same way as was done at the Board of Directors in May 2024. This provision is recorded as a deduction from 'Retained earnings' under 'Provision for dividends, interest payments and repricing of equity financial instruments' in Interim Consolidated Statements of Changes in Equity.

NOTE 03 – NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED AND NOT YET ADOPTED

1. **Pronouncements issued and adopted**

As of the date of issuance of these Interim Consolidated Financial Statements, the new accounting statements issued by both the FMC and the International Accounting Standards Board, which have been adopted in their entirety by the Bank, are as follows:

a. **Accounting Standards issued by the Financial Market Commission.**

There are no new FMC standards that apply to these Consolidated Interim Financial Statements.

b. **Accounting Standards issued by the International Accounting Standards Board**

Amendment to IFRS 16 - Lease liability on a sale and leaseback. This amendment, issued on September 22, 2022, requires a lessee-seller to subsequently measure lease liabilities arising from a leaseback in a manner that does not recognize any gain or loss that relates to the right of use. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss related to the partial or total termination of a lease contract. The amendments are effective for annual periods beginning on or after January 1, 2024. Early application is permitted. *The Bank has determined there is no impact from this new standard.*

Amendment to IAS 1 - Non-current liabilities with covenants. This amendment, issued on October 31, 2022, amends the requirements introduced by "Classification of liabilities as current or non-current", on how an entity classifies its debt and other financial liabilities as current or non-current in the following particular circumstance: only the covenants that an entity must comply by the reporting date affects the classification of a liability as current or non-current. In addition, an entity must disclose information in the notes that allows users of the financial statements to understand the risk that non-current liabilities with covenants may become repayable within twelve months. The amendments are effective for periods beginning on or after January 1, 2024. The amendments are applied retrospectively in accordance with IAS 8 and early application is permitted. *The Bank has determined that there is no impact from this new standard.*

Amendment to IAS 7 and IFRS 7 - Supplier Financing Agreements. The amendment to IAS 7 Statement of Cash Flow and IFRS 7 Disclosures of Financial Instruments requires an entity to disclose information about supplier financing arrangements to enable users of the Financial Statements to assess the effects of such arrangements on the entity's liabilities and cash flow and on the entity's exposure to liquidity risk. Amendments to IAS 7 apply for annual periods beginning on or after 1 January 2024, and amendments to IFRS 7 apply when amendments to IAS 7 apply. *The Bank has determined that there is no impact from this rule.*

NOTE 03 – NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED AND NOT YET ADOPTED, continued

2. Pronouncements issued that have not yet been adopted

As of the closing date of these Consolidated Financial Statements, new International Financial Reporting Standards had been published, as well as interpretations thereof and new FMC standards, which were not mandatory as of September 30, 2024. Although in some cases early application is permitted by the IASB, the Bank has not implemented them as of that date.

a. Accounting Standards issued by the Financial Market Commission.

Standard model of provisions for consumer loans. On March 6, 2024, the Financial Market Commission (FMC) published a standardized methodology for calculating provisions for consumer loans. The new methodology is based on the identification of three risk factors for the probability of default parameter: (i) delinquency in the Bank at the end of the evaluation month, (ii) delinquency in the banking system in any of the previous 3 months, (iii) and the possession of a residential mortgage loan in the banking system. At the same time, the loss given default considers the application of two factors: (i) the possession of a residential mortgage loan in the banking system, and (ii) the type of consumer loan). The standard provision model for consumer loans will come into force in January 2025 with effects on the results of that period. The FMC has indicated that the estimated impact of the application of the new model on the industry would amount to approximately US$454 million. *The Bank has estimated higher provisions in the consumer portfolio at about Ch$100 billion.*

b. Accounting Standards issued by the International Accounting Standard Board.

Amendment to IAS 21 to clarify accounting treatment when there is absence of convertibility. This modification, issued on August 15, 2023, contains guidelines for when a currency is interchangeable and how to determine the exchange rate when it is not interchangeable. The modifications include:

1. Specify when a currency is interchangeable with another currency and when it is not.

2. Specify how an entity determines the exchange rate to apply when a currency is not interchangeable.

3. Require disclosure of additional information when a currency is not redeemable.

The amendment also includes a new appendix with application guides on interchangeability and a new illustrative example. The modifications are applicable for annual periods beginning on or after January 1, 2025, with early application permitted. *At the date of issuance of these Consolidated Interim Financial Statements, this standard has no impact.*

IFRS 18 – Presentation and Disclosures in Financial Statements. On April 9, 2024, the IASB issued IFRS 18, which replaces IAS 1: Presentation of Financial Statements. IFRS 18 introduces three sets of new requirements to improve reporting on financial performance and provide a better basis for analyzing and comparing companies:

a. Improved Income Statement Comparability

b. Greater transparency of management-defined performance measures

c. More useful grouping of information in financial statements

IFRS 18 is effective for annual accounting periods beginning on or after January 1, 2027, with advance application permitted. *The Bank is in the process of analyzing this regulation.*

IFRS 19 Non-Publicly Accountable Subsidiaries: Information to be disclosed. This regulation specifies the disclosure requirements that would apply to subsidiaries that are not obligated to publish financial accounts, but whose parent produces publicly available consolidated financial statements that comply with IFRS Standards.

This rule is applicable for periods beginning on or after January 1, 2027, with early application allowed. *The Bank is in the process of analyzing this regulation.*

Amendment to IFRS9 and IFRS7 - amendment to the Classification and Measurement of Financial Instruments. The modifications are:

Derecognition of financial liabilities settled by electronic transfer

This amendment allows an entity to consider that a financial liability (or part thereof) that will be settled in cash using an electronic payment system will be written off before the settlement date if the specified criteria are met. An entity that chooses to apply the option of derecognition of accounts would be obliged to apply it to all settlements made through the same electronic payment system.

NOTE 03 – NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED AND NOT YET ADOPTED, continued

Classification of financial assets

- Contractual terms that are consistent with a basic loan agreement: The amendment provides guidance on how an entity can assess whether the contractual cash flows of a financial asset are consistent with a basic loan agreement. Examples are added to illustrate the changes.

- Assets with "non-recourse" characteristics (which is not secured by any particular asset): the amendment improves the description of the term "non-recourse", according to this, a financial asset has non-recourse characteristics if an entity's ultimate right to receive cash flows is contractually limited to cash flows generated by specific assets.

- Contractually linked instruments: the amendment clarifies the characteristics of contractually linked instruments that distinguishes them from other transactions. They also note that not all transactions with multiple debt instruments meet the criteria for transactions with multiple contractually linked instruments and provides an example.

Disclosures

- Investments in equity instruments designated at fair value through other comprehensive income: An entity would be required to disclose the gain or loss on fair value presented in other comprehensive income during the period, showing separately the gain or loss on fair value that relates to investments derecognized in the period and the gain or loss on fair value that relates to investments held at the end of the period.

- Contractual Terms That Could Change the Timing or Amount of Contractual Cash Flows: Disclosure of contractual terms that could change the timing or amount of contractual cash flows is required if a contingent event occurs (or does not occur) that does not directly relate to changes in the basic risks and costs of the loan. The requirements apply to each class of financial asset measured at amortized cost or fair value through changes in other comprehensive income and to each class of financial liability measured at amortized cost.

The modifications are effective for annual periods beginning on or after January 1, 2026. Early application is allowed. *The Bank is in the process of analyzing this regulation.*

Annual Improvements to IFRS Accounting Standards — Volume 11. This standard, issued on July 18, 2024, by the International Accounting Standards Board (IASB), addresses minor but necessary (non-urgent) amendments to the following five standards:

- IFRS 1 – First-time Adoption of International Financial Reporting Standards

- IFRS 7 – Financial Instruments: Disclosures

- IFRS 9 – Financial Instruments

- IFRS 10 – Consolidated Financial Statements

- IAS 7 – Statement of Cash Flows

The amendments are effective for annual periods beginning on or after 1 January 2026, with earlier application permitted. *The Bank is in the process of analyzing this regulation.*

NOTE 04 - ACCOUNTING CHANGES

As of the date these Interim Consolidated Financial Statements were issued, there were no accounting changes to disclose.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 05 – SIGNIFICANT EVENTS

As of September 30, 2024, the following events have been recorded that in the opinion of the Bank's management are relevant and that have influenced the Bank's operations in the Interim Consolidated Financial Statements.

Board of Directors

On March 26, 2024, at an ordinary meeting of the Board of Directors, the Board agreed to convene an Ordinary Shareholders' Meeting for April 17, 2024 in order to propose a distribution of profits and payment of dividend of 70% of the accumulated profits as of December 31, 2023, equivalent to Ch$1.84393687 per share and to propose that the remaining 30% of the profits to be used to increase reserves and/or retained earnings.

Based on the above, the Bank decided to increase the minimum dividend provision to 70% of accumulated earnings for 2023.

Moreover, and within the same matter, it will be proposed to grant powers to the Board of Directors to increase, during the 2024 financial year, the provision for the distribution of dividends above the legal minimum.

At the ordinary Board of Directors meeting held on June 25, 2024 and by virtue of the power granted by the last Ordinary Shareholders' Meeting, it was agreed to increase the dividend provision, going from the minimum base of 30% established in the Corporations Act to 60% of the accumulated profits as of June of this year and to apply that same percentage in the future months of 2024.

At an ordinary meeting of the Board of Directors held on September 30, 2024, it was agreed to use the power granted at the last Ordinary Shareholders' Meeting to increase the dividends provision up to 70% of the accumulated profits as of September 30, 2024, and apply that same percentage to future months of the year 2024. Nevertheless, this decision will be revised quarterly.

Shareholders' Meeting

At the Ordinary Shareholders' Meeting of Banco Santander-Chile held on April 17, 2024, together with the approval of the 2023 annual financial statements, the shareholders agreed to distribute 70% of the net profits for the year ("Profit attributable to the Bank's shareholders"), which amounted to Ch$496,404 million. This represents a dividend of Ch$1.84393687 pesos for each share for a total of Ch$347,483 million.

Likewise, it was approved that the remaining 30% of net profits be allocated, in part to increase the Accumulated Earnings of previous years by the amount necessary to meet the next three interest payments of the perpetual bonds for Ch$31,655 million and to increase the Bank's Reserves and Other Retained Earnings by Ch$117,266 million.

Additionally, it was also approved to grant powers to the Board of Directors to increase, during the 2024, the provision for the future distribution of dividends to an amount above the legal minimum.

Furthermore, PricewaterhouseCoopers Consultores Auditores was approved as external auditors for the 2024 financial year.

Subsidiaries and Associated Companies

On February 12, 2024, Santander Consumer Finance Limitada announced the signing of a conditional purchase agreement for the automotive loan portfolio of Servicios Financieros Mundo Crédito SpA. On April 1, 2024, the first stage of the agreement was finalized, which includes the purchase of approximately 7,092 operations for approximately Ch$49,455 million, which according to the contract could be subject to subsequent eliminations. As of June 30, 2024, the portfolio acquired from Servicios Financieros Mundo Crédito SpA amounted to Ch$44,557 million with a credit risk loan loss provision of Ch$1,820 million. Subsequently, on July 12, 2024, the second and final stage of the purchase was completed, increasing Santander Consumer Finance Limitada's loan portfolio by Ch$14,636 million.

During the months of April and May of this year, Bansa Santander S.A. and Santander Investments Chile Limitada made a series of modifications to the existing financing agreements between them. As a result, the shareholders of Bansa Santander S.A. granted Santander Investments Chile Limitada the authority to appoint one of the three members of its Board of Directors. Consequently, as of May 2024, Santander Consumer Finance Limitada lost control of Bansa Santander S.A. and had to exclude this company from its consolidation scope. By extension, Banco Santander Chile also stopped consolidating Bansa Santander S.A. As of the date of deconsolidation, Bansa Santander S.A. contributed 0.4% of total assets, 0.7% of equity, and 0.4% of the consolidated earnings of Banco Santander Chile.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 05 – SIGNIFICANT EVENTS, continued

Chilean Central Bank obligations

On April 1, 2024,, Banco Santander Chile has payment the first maturity of the Credit Facility Lines Conditional to Loan Increase (FCIC) which it had committed to the Central Bank of Chile for Ch$3,331,198 million, using Liquidity Deposits investments (DL) maintained in the aforementioned Central Bank of Chile.

On July 1, 2024, Banco Santander Chile paid the second and last maturity of the Credit Facility Lines Conditional to Loan Increase (FCIC), which it had committed to the Central Bank of Chile for Ch$2,850,919 million, using remaining Liquidity Deposits instruments (DL) maintained in the aforementioned Central Bank of Chile.

Bond Issuance

In 2024, the Bank has registered senior bonds at the FMC for UF 11,000,000. Details of the placements made during the current year are included in Note 22.

Series	Currency	Term Original	Issuance rate Annual	Issuance Date	Issue Amount	Maturity Date
AA14	UF	5 years	3.30%	12-01-2023	5,000,000	12-01-2028
AA15	UF	4 years	6.20%	10-01-2023	3,000,000	10-01-2027
AA16	UF	2.5 years	3.20%	04-01-2024	3,000,000	10-01-2026
BSTD141223	UF	5 years	3.30%	07-09-2024	2,140,000	12-01-2028
BSTD160424	UF	2.5 years	3.20%	07-05-2024	3,000,000	10-01-2026
BSTD210622	UF	7.5 years	2.75%	07-09-2024	2,165,000	12-01-2029

Other

In May 2024, the Ministry of Finance published a debt repurchase schedule for the General Treasury Bonds of the Republic of Chile with the aim of managing debt maturities in the next years, offering new benchmark bonds to investors to support market liquidity, and retiring non-benchmark bonds. During June 2024, the Bank participated in this exchange process for nominal amounts of Ch$4,320 billion of the BTP25, BTU25, BTP26 and BTU26 Bonds that were close to maturity in exchange for BTP27, BTP29 and BTU28 Bonds.

On June 18, 2024, Pagonxt Trade S.L., as single shareholder of Pagonxt Trade Chile SpA (special purpose entity "EPE"), agreed to modify the corporate bylaws to change its corporate name to Pago NXT Payments Chile SpA.

In September 2024, Ch$36 million was received from the sale of 45 shares of the Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor (Combanc) in accordance with the instructions outlined in the Shareholders' Agreements. As of September 30, 2024, the percentage of participation in this company is 14.27% and will reach 13.72% upon completion of the sale.

NOTE 06 - REPORTING SEGMENT

The Bank manages and measures the performance of its operations by business segments. Their reporting is based on the Bank's internal information system for management of the segments established by the Bank.

Inter-segment transactions are conducted under normal commercial terms and conditions. Each segment's assets, liabilities, and results include items directly attributable to the segment on which they can be allocated reasonably. A business segment comprises clients to whom a differentiated product offer is directed while being homogeneous in terms of their performance and measured similarly.

To achieve the strategic objectives established by senior management and adapt to changing market conditions, the Bank periodically makes adjustments to its organization. These adjustments, in turn, have varying degrees of impact on how the Bank is managed or administered.

During 2024, the Bank maintains the general criteria applied in 2023, with the addition of dividing the Retail segment (formerly Individuals and SMEs) between Retail and Wealth Management & Insurance segments. For comparative purposes, the 2023 data has been revised to include these modifications.

The Bank comprises the following business segments:

Retail

It includes individuals and small to middle-sized companies (SMEs) with an annual income of less than UF400,000. This segment offers various services, including consumer loans, credit cards, commercial loans, foreign exchange, mortgage loans, debit cards, current accounts, savings products, and brokerage of mutual fund brokerage, securities and insurance. Additionally, SME clients are offered government-guaranteed loans, leasing and factoring.

Wealth Management & Insurance

This segment comprises the Insurance and Private Banking businesses, also coordinating the distribution of the different investment products and services to the rest of the Santander Group's Divisions in Chile. Santander Insurance's business offers both personal and business insurance products such as, health, life, travel, savings, personal protection, auto, unemployment, among others. Finally, to high-net-worth clients, Santander Private Banking offers everything from transactional products and services (credits, cards, foreign trade, purchase/sale of shares) to sophisticated products and services such as international investment accounts, structured funds, alternative investment funds, wealth management and open architecture.

Middle-market

This segment includes companies with annual sales exceeding 400,000 UF without a cap (for specialized industries in the Metropolitan Region, annual sales exceeding 100,000 UF without a cap). It also encompasses institutional organizations such as universities, government agencies, municipalities, regional governments, and real estate companies undertaking projects for third-party sales, as well as all construction companies with annual sales exceeding 100,000 UF without a cap. A wide range of products is offered to this segment, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage. Additionally, specialized services are provided to real estate companies for financing primarily residential projects, aiming to increase the sale of mortgage loans.

Corporate and Investment Banking (CIB)

This segment offers a wide range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, checking accounts, transactional services, treasury services, financial consulting, investment banking, savings products, mutual funds, and insurance brokerage. This segment services firms with annual sales exceeding EUR 500 million, EBITDA over EUR 150 million, and assets exceeding EUR 1 billion. For financial institutions, the requirement is assets greater than 10 trillion Chilean pesos.

This segment incorporates the Treasury Division, which provides sophisticated financial products primarily to companies in the Wholesale Banking and Corporate Banking areas. It includes products such as short-term financing and funding, brokerage services, derivatives, and other solutions tailored to client needs. The Treasury area also manages position intermediation and the proprietary investment portfolio

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 06 - REPORTING SEGMENT, continued

Corporate Activities ('Other')

This segment includes Financial Management, which performs the global management of the structural exchange rate position, the structural interest rate risk, and liquidity levels. The latter is managed through the implementation of issuances and other institutional funding mechanisms. Likewise, it also manages capital levels, capital assignment to the different business segments, transfer prices and the cost of financing its own investment portfolio. This usually entails that this segment has a negative contribution to the results.

Furthermore, this segment incorporates all intra-segment results and all activities not allocated to a segment or product with customers.

This segment includes Financial Management, which is responsible for globally managing the structural foreign exchange position, the structural interest rate risk, the inflation gap, and liquidity levels and risk of the Bank. The latter is addressed through issuances and other funding mechanisms. Additionally, it manages capital levels, allocates capital to each business segment, determines transfer prices, and the cost of funding its own investment portfolio. These activities typically result in a negative contribution to overall results.

Furthermore, this segment incorporates all intra-segment results and all activities that are not assigned to a specific segment or customer-related product.

The accounting policies of the segments are the same as those described in the breakdown of accounting standards and are customized to meet the Bank's management needs. The Bank's earnings stem mostly from income from interest, commissions, and financial transactions. Accordingly, the highest decision-making authority for each segment relies primarily on interest income, fee income and provision expenses to assess segment performance and thus make decisions on the resource allocation to the segments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 06 - REPORTING SEGMENT, continued

The tables below show the Bank's balances by business segment as of September 30, 2024, and 2023.

	As of September 30, 2024		For the period of 9 months until September 30, 2024								
	Loans and receivables from clients (1)	Demand and time deposits (2)	Net interest and adjustment income	Net fee income	Net gains on financial transactions (3)	Provisions	Support Expenses (4)	Other op.income and expenses (5)	Net income before taxes	Income tax	Net income
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Segments											
Retail	31,381,805	12,696,809	1,163,757	334,441	43,651	(368,388)	(540,626)	(31,320)	**601,515**	(162,408)	439,107
Wealth Management & insurance	779,686	2,667,785	45,684	17,914	2,127	(2,913)	(25,095)	2,064	**39,781**	(10,741)	29,040
Middle-Market	5,785,185	3,947,778	233,337	32,847	14,765	(22,833)	(33,072)	248	**225,292**	(60,829)	164,463
CIB	2,072,876	7,989,297	179,260	40,862	139,185	(3,752)	(69,887)	(243)	**285,425**	(77,065)	208,360
Corporate Activity & others	305,049	2,315,417	(324,457)	(17,745)	(19,248)	4,366	(11,439)	(38,544)	**(407,067)**	156,907	(250,160)
Totals	**40,324,601**	**29,617,086**	**1,297,581**	**408,319**	**180,480**	**(393,520)**	**(680,119)**	**(67,795)**	**744,946**	**(154,136)**	**590,810**

(1) Loans receivable from clients at amortized cost plus the balance owed by banks, without deducting their respective provisions

(2) Includes deposits, demand liabilities, and other time deposits.

(3) Includes the sum of net income (loss) from financial operations and net foreign exchange gain (loss).

(4) Includes the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

(5) Corresponds to the sum of other operating income and expenses, the result of non-current assets and groups that can be disposed of for sale not eligible as discontinued operations and profit or loss on investments in companies.

	As of December 31, 2023		For the period of 9 months until September 30, 2023								
	Loans and receivables from clients (1)	Demand and time deposits (2)	Net interest and adjustment income	Net fee income	Net gains on financial transactions (3)	Provisions	Support Expenses (4)	Other op.income and expenses (5)	Net income before taxes	Income tax	Net income
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Segments											
Retail	31,072,731	13,487,482	1,095,954	295,579	38,061	(338,807)	(524,173)	17,238	**583,852**	(157,640)	**426,212**
Wealth Management & insurance	729,012	2,095,310	41,409	16,875	2,229	(1,648)	(22,324)	2,669	**39,210**	(10,587)	**28,623**
Middle-Market	6,026,504	3,808,484	235,152	27,147	15,695	(17,616)	(30,805)	124	**229,697**	(62,018)	**167,679**
CIB	3,089,036	8,275,044	184,705	35,919	140,101	5,558	(64,010)	752	**303,025**	(81,817)	**221,208**
Corporate Activity & others	(105,397)	2,009,448	(815,067)	11,886	47,458	231	(10,285)	(17,965)	**(783,742)**	274,258	**(509,484)**
Totals	**40,811,886**	**29,675,768**	**742,153**	**387,406**	**243,544**	**(352,282)**	**(651,597)**	**2,818**	**372,042**	**(37,804)**	**334,238**

(1) Loans receivable from clients at amortized cost plus the balance owed by banks, without deducting their respective provisions

(2) Includes deposits, demand liabilities, and other time deposits.

(3) Includes the sum of net income (loss) from financial operations and net foreign exchange gain (loss).

(4) Includes the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

(5) Corresponds to the sum of other operating income and expenses, the result of non-current assets and groups that can be disposed of for sale not eligible as discontinued operations and profit or loss on investments in companies.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 06 - REPORTING SEGMENT, continued

	As of September 30, 2024				For the quarter ended September 30, 2024						
	Loans and receivables from clients (1)	Demand and time deposits (2)	Net interest and adjustment income	Net fee income	Net gains on financial transactions (3)	Provisions	Support Expenses (4)	Other op.income and expenses (5)	Net income before taxes	Income tax	Net income
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Segments											
Retail	31,381,805	12,696,809	398,128	123,665	15,661	(128,622)	(194,968)	(8,341)	**205,523**	(55,490)	**150,033**
Wealth Management & insurance	779,686	2,667,785	15,889	5,494	677	517	(10,903)	214	**11,888**	(3,210)	**8,678**
Middle-Market	5,785,185	3,947,778	77,189	11,803	4,548	(10,596)	(9,857)	396	**73,483**	(19,841)	**53,642**
CIB	2,072,876	7,989,297	55,890	14,783	49,712	1,069	(25,523)	(977)	**94,954**	(25,638)	**69,316**
Corporate Activity & others	305,049	2,315,417	(69,964)	(9,449)	1,501	1,388	10,568	(13,420)	**(79,376)**	44,822	**(34,554)**
Totals	**40,324,601**	**29,617,086**	**477,132**	**146,296**	**72,099**	**(136,244)**	**(230,683)**	**(22,128)**	**306,472**	**(59,357)**	**247,115**

(1)   Loans receivable from clients at amortized cost plus the balance owed by banks, without deducting their respective provisions

(2)   Includes deposits, demand liabilities, and other time deposits.

(3)   Includes the sum of net income (loss) from financial operations and net foreign exchange gain (loss).

(4)   Includes the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

(5)   Corresponds to the sum of other operating income and expenses, the result of non-current assets and groups that can be disposed of for sale not eligible as discontinued operations and profit or loss on investments in companies.

	As of December 31, 2023				For the quarter ended September 30, 2023						
	Loans and receivables from clients (1)	Demand and time deposits (2)	Net interest and adjustment income	Net fee income	Net gains on financial transactions (3)	Provisions	Support Expenses (4)	Other op.income and expenses (5)	Net income before taxes	Income tax	Net income
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Segments											
Retail	31,072,731	13,487,482	375,675	100,184	12,302	(108,840)	(177,284)	4,328	**206,365**	(55,719)	**150,646**
Wealth Management & insurance	729,012	2,095,310	13,593	6,741	699	(295)	(7,386)	576	**13,928**	(3,761)	**10,167**
Middle-Market	6,026,504	3,808,484	77,407	8,741	5,301	(10,186)	(10,657)	113	**70,719**	(19,094)	**51,625**
CIB	3,089,036	8,275,044	59,545	11,408	42,964	2,070	(21,674)	357	**94,670**	(25,561)	**69,109**
Corporate Activity & others	(105,397)	2,009,448	(315,059)	(5,524)	19,940	(3,444)	(3,091)	(3,608)	**(310,786)**	90,855	**(219,931)**
Totals	**40,811,886**	**29,675,768**	**211,161**	**121,550**	**81,206**	**(120,695)**	**(220,092)**	**1,766**	**74,896**	**(13,280)**	**61,616**

(1)   Loans receivable from clients at amortized cost plus the balance owed by banks, without deducting their respective provisions

(2)   Includes deposits, demand liabilities, and other time deposits.

(3)   Includes the sum of net income (loss) from financial operations and net foreign exchange gain (loss).

(4)   Includes the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

(5)   Corresponds to the sum of other operating income and expenses, the result of non-current assets and groups that can be disposed of for sale not eligible as discontinued operations and profit or loss on investments in companies.

NOTE 07 - CASH AND CASH EQUIVALENTS

1.   The detail of the balances included under cash and deposits in banks is as follows:

	As of September 30,	As of December 31,
	2024	2023
	MM$	MM$
Cash and deposits in banks		
Cash	1,360,379	1,198,568
Deposits in the Central Bank of Chile	111,198	654,883
Deposits in foreign central banks	-	-
Deposits in domestic banks	2,720	1,128
Deposits foreign banks	420,039	868,703
Subtotal cash and deposits with banks	**1,894,336**	**2,723,282**
Cash items in collection process	53,493	37,442
Other cash equivalents	-	-
Total cash and cash equivalents	**1,947,829**	**2,760,724**

The level of funds in cash and at the Central Bank of Chile complies with regulations regarding reserve requirements and technical reserves that the Bank must maintain as an average over monthly periods, although these funds are immediately available.

2.   Operations in the process of settlement:

Cash items in the collection process are transactions in which only the settlement— that will increase or decrease the funds at the Central Bank or abroad – is pending. This process usually happens within the next 24 to 48 working hours following the transaction. These operations are presented as follows:

		As of September 30,	As of December 31,
		2024	2023
		MM$	MM$
Assets			
Documents held by other banks (document to be cleared)		101,379	85,467
Funds to be received		772,974	727,057
	Subtotal	874,353	812,524
Liabilities			
Funds to be paid		820,860	775,082
	Subtotal	820,860	775,082
Cash items in collection process		**53,493**	**37,442**

NOTE 08 – FINANCIAL ASSETS HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT AND LOSS

As of September 30, 2024, and December 31, 2023, the Bank holds the following portfolio of financial assets held for trading at fair value through profit or loss:

		Fair value	
		As of September 30,	As of December 31,
		2024	2023
		Ch$mn	Ch$mn
Financial derivatives contracts			
Forwards		1,096,305	1,262,688
Swaps		9,881,635	8,848,051
Call options		2,702	4,100
Put options		3,457	4,647
Future		-	-
Other		-	-
	Subtotal	**10,984,099**	**10,119,486**
Debt financial instruments			
Instruments of the Chilean Central Bank and Government		462,009	98,308
Other debt financial instruments issued in the country		5,835	-
Debt financial instruments issued abroad		-	-
	Subtotal	**467,844**	**98,308**
Other financial instruments			
Mutual Fund Investments		-	-
Equity instruments		-	-
Loans originated and purchased by the entity		-	-
Other		-	-
	Subtotal	**-**	**-**
Total		**11,451,943**	**10,217,794**

NOTE 08 - FINANCIAL ASSETS HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT AND LOSS, continued

Details of financial derivative contracts as of September 30, 2024, and December 31, 2023 , are as follows:

	As of September 30, 2024								
	Notional								
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total	Fair value
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial derivatives contracts									
Currency forwards	-	16,191,271	11,933,966	12,843,501	6,490,617	621,547	1,170,562	**49,251,464**	**1,096,305**
Interest rate swaps	-	8,520,488	11,606,475	14,184,317	20,022,145	8,670,783	17,708,930	**80,713,138**	**1,899,568**
Currency and interest rate swaps	-	1,058,153	2,382,236	11,046,643	25,442,808	13,091,914	23,595,820	**76,617,574**	**7,982,067**
Currency call options	-	60,298	68,476	89,754	16,449	-	-	**234,977**	**2,702**
Call interest rate options	-	-	-	-	-	-	-	**-**	**-**
Put currency options	-	101,589	46,284	75,957	1,952	-	-	**225,782**	**3,457**
Put interest rate options	-	-	-	-	-	-	-	**-**	**-**
Interest rate futures	-	-	-	-	-	-	-	**-**	**-**
Other derivatives	-	-	-	-	-	-	-	**-**	**-**
Total	**-**	**25,931,799**	**26,037,437**	**38,240,172**	**51,973,971**	**22,384,244**	**42,475,312**	**207,042,935**	**10,984,099**

	As of December 31, 2023								
	Notional								
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total	Fair value
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial derivatives contracts									
Currency forwards	-	15,867,609	12,888,002	14,222,043	4,911,114	684,394	1,086,568	**49,659,730**	**1,262,688**
Interest rate swaps	-	5,619,676	18,456,733	20,257,077	18,590,489	7,833,406	14,063,652	**84,821,033**	**2,342,464**
Currency and interest rate swaps	-	2,244,387	5,046,413	19,143,224	45,796,932	18,911,629	45,822,348	**136,964,933**	**6,505,587**
Currency call options	-	44,358	100,886	84,331	-	-	-	**229,575**	**4,100**
Call interest rate options	-	-	-	-	-	-	-	**-**	**-**
Put currency options	-	212,940	114,990	54,949	6,558	-	-	**389,437**	**4,647**
Put interest rate options	-	-	-	-	-	-	-	**-**	**-**
Interest rate futures	-	-	-	-	-	-	-	**-**	**-**
Other derivatives	-	-	-	-	-	-	-	**-**	**-**
Total	**-**	**23,988,970**	**36,607,024**	**53,761,624**	**69,305,093**	**27,429,429**	**60,972,568**	**272,064,708**	**10,119,486**

NOTE 09 – FINANCIAL ASSETS NOT FOR TRADING MANDATORILY AT FAIR VALUE THROUGH PROFIT AND LOSS

The Bank has no assets classified in this category.

NOTE 10 – FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Bank has no assets classified in this category.

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

Financial assets at fair value through other comprehensive income correspond to:

Financial assets at fair value through other comprehensive income	As of September 30,	As of December 31,
	2024	**2023**
Debt financial instruments	Ch$mn	Ch$mn
Instruments of the Chilean Central Bank and Government		
Debt financial instruments of the Central Bank of Chile	-	2,286,541
Bonds and promissory notes of the General Treasury of the Republic	1,953,714	737,705
Other fiscal debt financial instruments	321	454
Subtotal	**1,954,035**	**3,024,700**
Under repurchase agreement	*615,338*	*362,893*
Other debt financial instruments issued in the country		
Debt financial instruments of other banks in the country	5,518	6,656
Bonds and bills of exchange of domestic companies	-	-
Other debt financial instruments issued in the country	-	-
Subtotal	**5,518**	**6,656**
Under repurchase agreement	*-*	*77*
Debt financial instruments issued abroad		
Debt financial instruments of foreign central banks	-	-
Debt financial instruments of foreign governments and fiscal entities abroad	1,085,372	1,238,866
Debt financial instruments of other banks abroad	-	-
Bonds and bills of exchange of companies abroad	-	-
Other debt financial instruments issued abroad	314,306	265,803
Subtotal	**1,399,678**	**1,504,669**
Under repurchase agreement	*-*	*-*
Other financial instruments		
Loans originated and purchased by the entity		
Interbank loans	-	-
Commercial loans	38,140	105,257
Mortgage loans	-	-
Consumer loans	-	-
Other	-	-
Subtotal	**38,140**	**105,257**
TOTAL	**3,397,371**	**4,641,282**

In debt financial instruments, the category "Instruments of the Chilean Central Bank and Government" includes instruments that are held to guarantee margins for derivative operations through Comder Contraparte Central S.A., amounting to Ch$176,000 million and Ch$224,680 million as of September 30, 2024, and December 31, 2023, respectively.

In debt financial instruments, the category "Other debt financial instruments issued abroad" includes instruments that are held to guarantee margins for derivative operations through the London Clearing House (LCH), amounting to Ch$44,871 million and Ch$71,705 as of September 30, 2024, and December 31, 2023, respectively. Additionally, to comply with the initial margin requirements specified by the European Market Infrastructure Regulation (EMIR), instruments are held as collateral with Euroclear, amounting to Ch$540,247 million and Ch$564,020 million as of September 30, 2024, and December 31, 2023, respectively.

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

Provisions for credit risk for debt financial instruments, amounted to Ch$545 million and Ch$787 million as of September 30, 2024, and December 31, 2023, , respectively. Provisions for credit risk on commercial loans amounted to   Ch$70 and   Ch$125 as of September 30, 2024, and December 31, 2023, respectively.

As of September 30, 2024, and December 31, 2023, fair value changes from debt financial instruments and commercial loans are considered as Other Accumulated Comprehensive Income for:

	As of September 30,	As of December 31,
	2024	**2023**
	Ch$mn	**Ch$mn**
Unrealized profit (loss)	**(72,720)**	**(89,748)**
Attributable to equity holders	(74,421)	(91,596)
Attributable to non-controlling interest	1,701	1,848

Debt financial instruments generated the following gross realized gains and losses on the sale of instruments. There are no sales of commercial loans at fair value with effects in other comprehensive income:

	As of September 30,	
	2024	**2023**
	Ch$mn	**Ch$mn**
Sales of available-for-sale investments that generate realized profit	2,650,229	215,093
Profit incurred	8,126	11
Sales of available-for-sale investments that generate realized loss	1,171,889	383,025
Loss incurred	54,793	42,510

The movement of expected credit loss as of September 30, 2024 is as follows:

Debt financial instruments	Phase 1	Phase 2	Phase 3	Total
	Ch$mn	**Ch$mn**	**Ch$mn**	
Expected credit loss as of January 1, 2024	787	-	-	787
Newly acquired assets	2,176	–	–	**2,176**
Transfer to phase 1	-	-	-	**-**
Transfer to phase 2	-	-	-	**-**
Transfer to phase 3	-	-	-	**-**
Assets recognized (excluding charge-offs)	(2,419)	–	–	**(2,419)**
Change in measurement without portfolio reclassifying during the period	1	-	-	1
Sale or assignment of instruments	-	-	-	**-**
Adjustment for changes and other	-	-	-	**-**
As of September 30, 2024	**545**	**-**	**-**	**545**

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

Commercial loans	Phase 1 Ch$mn	Phase 2 Ch$mn	Phase 3 Ch$mn	Total
Expected credit loss as of January 1, 2024	**125**	**-**	**-**	**125**
New assets originated	24	-	-	24
Transfer to phase 1	-	-	-	-
Transfer to phase 2	-	-	-	-
Transfer to phase 3	-	-	-	-
Assets derecognized (excluding charge-offs)	(29)	-	-	(29)
Change in measurement without portfolio reclassifying during the period	(50)	-	-	(50)
Sale or assignment of loans	-	-	-	-
Adjustment for changes and other	-	-	-	-
As of September 30, 2024	**70**	**-**	**-**	**70**

The movement of expected credit loss as of December 31, 2023 is as follows:

Debt financial instruments	Phase 1 Ch$mn	Phase 2 Ch$mn	Phase 3 Ch$mn	Total
Expected credit loss as of January 1, 2023	**877**	**-**	**-**	**877**
Newly acquired assets	9,051	-	-	9,051
Transfer to phase 1	-	-	-	-
Transfer to phase 2	-	-	-	-
Transfer to phase 3	-	-	-	-
Assets derecognised (excluding charge-offs)	(9,174)	-	-	(9,174)
Change in measurement without portfolio reclassifying during the period	33	-	-	33
Sale or assignment of instruments	-	-	-	-
Adjustment for changes and other	-	-	-	-
As of December 31, 2023	**787**	**-**	**-**	**787**

Commercial loans	Phase 1 Ch$mn	Phase 2 Ch$mn	Phase 3 Ch$mn	Total
Expected credit loss as of January 1, 2023	**326**	**-**	**-**	**326**
New assets originated	162	-	-	162
Transfer to phase 1	-	-	-	-
Transfer to phase 2	-	-	-	-
Transfer to phase 3	-	-	-	-
Assets derecognized (excluding charge-offs)	(313)	-	-	(313)
Change in measurement without portfolio reclassifying during the period	(50)	-	-	(50)
Sale or assignment of loans	-	-	-	-
Adjustment for changes and other	-	-	-	-
As of December 31, 2023	**125**	**-**	**-**	**125**

The Bank assessed those instruments with unrealized loss as of September 30, 2024 and concluded they were not impaired. This review assessed the economic drivers of any decline, the securities' issuer credit ratings and the Bank's intention and ability to hold the securities until the unrealized loss is recovered. Based on this analysis, the Bank considers there are no significant or prolonged declines or changes in credit risk to cause impairment in its investment portfolio. Most of these instruments' fair value decline was caused by market conditions that the Bank considers temporary. All instruments with unrealized loss as of September 30, 2024 , were not in a continuous unrealized loss position for over one year.

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

The following table shows debt instruments and commercial loans at fair value through other comprehensive income, including accumulated unrealized gains and losses as of September 30, 2024, and December 31, 2023:

	As of September 30, 2024			
	Amortized cost Ch$mn	Fair value Ch$mn	Unrealized profit Ch$mn	Unrealized loss Ch$mn
Instruments of the Chilean Central Bank and Government				
Debt financial instruments of the Central Bank of Chile	-	-	-	
Bonds and promissory notes of the General Treasury of the Republic	2,021,692	1,953,714	19,329	(87,307)
Other fiscal debt financial instruments	320	321	1	
Subtotal	**2,022,012**	**1,954,035**	**19,330**	**(87,307)**
Other debt financial instruments issued in the country				
Debt financial instruments of other banks in the country	5,521	5,518	15	(18)
Bonds and bills of exchange of domestic companies	-	-		
Other debt financial instruments issued in the country	-	-		
Subtotal	**5,521**	**5,518**	**15**	**(18)**
Debt financial instruments of foreign central banks				
Debt financial instruments of foreign governments and fiscal entities abroad	-	-		
Debt financial instruments of other banks abroad	1,088,137	1,085,372	4,887	(7,652)
Bonds and bills of exchange of companies abroad	-	-		
Other debt financial instruments issued abroad	320,742	314,306	12,869	(19,305)
Subtotal	**1,408,879**	**1,399,678**	**17,756**	**(26,957)**
Loans originated and purchased by the entity				
Commercial loans	37,121	38,140	-	1,019
Subtotal	**37,121**	**38,140**	**-**	**1,019**
Total	**3,473,533**	**3,397,371**	**37,101**	**(113,263)**

NOTE 11 – FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

	As of December 31, 2023			
	Amortized cost Ch$mn	Fair value Ch$mn	Unrealized profit Ch$mn	Unrealized loss Ch$mn
Instruments of the Chilean Central Bank and Government				
Debt financial instruments of the Central Bank of Chile	2,286,208	2,286,541	417	(84)
Bonds and promissory notes of the General Treasury of the Republic	801,738	737,705	24,466	(88,499)
Other fiscal debt financial instruments	444	454	10	-
Subtotal	3,088,390	3,024,700	24,893	(88,583)
Other debt financial instruments issued in the country				
Debt financial instruments of other banks in the country	7,858	6,656	23	(1,225)
Bonds and bills of exchange of domestic companies	-	-	-	-
Other debt financial instruments issued in the country	-	-	-	-
Subtotal	7,858	6,656	23	(1,225)
Deft financial instruments of foreign central banks				
Debt financial instruments of foreign governments and fiscal entities abroad	1,264,768	1,238,866	18,330	(44,232)
Debt financial instruments of other banks abroad	-	-	-	-
Bonds and bills of exchange of companies abroad	-	-	-	-
Other debt financial instruments issued abroad	260,401	265,803	6,966	(1,564)
Subtotal	1,525,169	1,504,669	25,296	(45,796)
Loans originated and purchased by the entity				
Commercial loans	109,613	105,257	-	(4,356)
Subtotal	109,613	105,257	-	(4,356)
Total	4,731,030	4,641,282	50,212	(139,960)

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING

As of September 30, 2024, and December 31, 2023, the Bank holds the following portfolio of fair value hedging and cash flow hedge derivatives:

	As of September 30, 2024								Fair value	
	Notional amount									
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total	Assets	Liabilities
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Fair value hedge derivatives										
Currency forwards	-	-	-	-	-	-	-	-	-	-
Interest rate swaps	-	-	-	279,490	2,872,535	543,000	358,980	4,054,005	32,885	93,170
Currency and interest rate swaps	-		400,453	2,465,003	3,325,731	1,104,925	1,551,033	8,847,145	288,026	310,975
Currency call options	-	-	-	-	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-	-	-	-	-
Subtotal	-	-	400,453	2,744,493	6,198,266	1,647,925	1,910,013	12,901,150	320,911	404,145
Cash flow hedge derivatives										
Currency forwards	-	390,391	161,541	503,469			-	1,055,401	211	43,988
Interest rate swaps	-	-	-	-	-	-	-	-	-	-
Currency and interest rate swaps	-	396,786	1,224,626	4,834,129	7,328,076	909,836	1,144,101	15,837,554	148,106	650,955
Currency call options	-	-	-	-	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-	-	-	-	-
Subtotal	-	787,177	1,386,167	5,337,598	7,328,076	909,836	1,144,101	16,892,955	148,317	694,943
Total	-	787,177	1,786,620	8,082,091	13,526,342	2,557,761	3,054,114	29,794,105	469,228	1,099,088

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING , continued

	As of December 31, 2023								Fair value	
	Notional amount									
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total	Assets	Liabilities
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Fair value hedge derivatives										
Currency forwards	-	-	-	-	-	-	-	-	-	-
Interest rate swaps	-	12,562	3,656,708	2,971,608	2,219,138	349,780	612,115	9,821,911	96,729	1,319,275
Currency and interest rate swaps	-	87,445	216,904	902,332	4,075,196	497,502	1,764,227	7,543,606	251,810	174,041
Currency call options	-	-	-	-	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-	-	-	-	-
Subtotal	-	100,007	3,873,612	3,873,940	6,294,334	847,282	2,376,342	17,365,517	348,539	1,493,316
Cash flow hedge derivatives										
Currency forwards	-	43,242	177,000	2,207,656	8,745	-	-	2,436,643	5,539	64,624
Interest rate swaps	-	-	-	-	-	-	-	-	-	-
Currency and interest rate swaps	-	459,517	1,144,579	5,286,020	6,210,538	1,205,343	1,676,266	15,982,263	251,451	908,827
Currency call options	-	-	-	-	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-	-	-	-	-
Subtotal	-	502,759	1,321,579	7,493,676	6,219,283	1,205,343	1,676,266	18,418,906	256,990	973,451
Total	-	602,766	5,195,191	11,367,616	12,513,617	2,052,625	4,052,608	35,784,423	605,529	2,466,767

NOTE 12 – FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING , continued

1. **Micro-hedge accounting**

Fair value micro-hedges

The Bank uses cross-currency swaps, interest rate swaps, and call money swaps to cover its exposure to changes in the hedged item's fair value attributable to the interest rate. These hedging instruments change the effective cost of long-term issues from a fixed to a floating interest rate.

The following is a notional breakdown of hedged items and hedging instruments under fair value hedges, effective as of September 30, 2024, and December 31, 2023 separated by their term to maturity:

	As of September 30, 2024							
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	
Hedged item								
Loans and receivables from clients								
Commercial loans	-	-	-	130,130	-	-	-	**130,130**
Investment instruments at FVOCI								
Chile Sovereign bond	-	-	-	-	-	-	344,031	**344,031**
Mortgage bills	-	-	-	-	-	-	-	**-**
US Treasury bonds	-	-	-	179,490	269,235	-	-	**448,725**
Bonds of the General Treasury of the Republic	-	-	-		290,000	204,603	-	**494,603**
Bonds of the Central Bank of Chile	-	-	-	-	-	-	-	**-**
Deposits and other time equivalents								
Time deposits	-	-	210,900	478,699		-	-	**689,599**
Issued debt instruments								
Current or senior bonds	-	-	189,553	1,401,165	1,190,612	220,695	493,300	**3,495,325**
Subordinated Bonds	-	-	-		189,553		331,133	**520,686**
Interbank borrowing								
Interbank loans	-	-			-	-	-	**455,009**
Loans from the Central Bank of Chile	-	-	-	-		-	-	**-**
Total	**-**	**-**	**400,453**	**2,644,493**	**1,939,400**	**425,298**	**1,168,464**	**6,578,108**
Hedging instrument								
Currency and interest rate swaps	-	-	400,453	2,465,003	1,366,865	282,298	809,484	**5,324,103**
Forwards	-	-	-	179,490	572,535	143,000	358,980	**1,254,005**
Total	**-**	**-**	**400,453**	**2,644,493**	**1,939,400**	**425,298**	**1,168,464**	**6,578,108**

NOTE 12 – FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING , continued

	As of December 31, 2023							
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	
Hedged item								
Loans and receivables from clients								
Commercial loans	-	-	-	-	-	-	-	**-**
Investment instruments at FVOCI								
Chile Sovereign bond	-	-	-	-	-	-	301,803	**301,803**
Mortgage bills	-	-	-	-	-	-	-	**-**
US Treasury bonds	-	-	-	-	655,838	349,780	262,335	**1,267,953**
Bonds of the General Treasury of the Republic	-	-	-	-	-	-	50,795	**50,795**
Bonds of the Central Bank of Chile	-	-	-	-	-	-	-	**-**
Deposits and other time equivalents:								
Time deposits	-	12,562	27,708	92,160	-	-	-	**132,430**
Issued debt instruments								
Current or senior bonds	-	-	91,973	882,779	2,262,976	497,502	696,941	**4,432,171**
Subordinated Bonds	-	87,445	-	-	183,946	-	505,998	**777,389**
Interbank borrowing								
Interbank loans	-	-	-	-	-	-	-	**-**
Loans from the Central Bank of Chile	-	-	3,229,001	2,849,001	-	-	-	**6,078,002**
Total	**-**	**100,007**	**3,448,682**	**3,823,940**	**3,102,760**	**847,282**	**1,817,872**	**13,140,543**
Hedging instrument								
Currency and interest rate swaps	-	87,445	91,973	902,331	2,433,621	497,502	1,205,760	**5,218,632**
Forwards	-	12,562	3,356,709	2,921,609	669,139	349,780	612,112	**7,921,911**
Total	**-**	**100,007**	**3,448,682**	**3,823,940**	**3,102,760**	**847,282**	**1,817,872**	**13,140,543**

NOTE 12 – FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING , continued

Cash flow micro-hedging

The Bank uses cross-currency swaps to hedge the risk of the variability of cash flows attributable to changes in the interest rate of bonds and interbank loans issued at floating rates and to hedge foreign currency fluctuations, mainly in US dollars. In addition, it uses both forward and cross-currency swaps to hedge the inflation risk on certain items.

The following are the notional amounts of the hedged item as of September 30, 2024, and December 31, 2023, , and the period in which the flows will occur:

	As of September 30, 2024							
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Hedged item								
Loans and receivables at amortized cost								
Mortgage loans	-	190,372	1,067,571	3,544,492	5,596,158	337,368	728,128	**11,464,089**
Investment instruments at FVOCI								
Chile Sovereign bond	-	-	-	-	-	-	-	**-**
Bonds of the Central Bank of Chile	-	-	-	-	-	-	-	**-**
Bonds of the General Treasury of the Republic	-	-	-	-	-	-	191,905	**191,905**
Deposits and other time equivalents:								
Time deposits	-	-	-	72,693	-	-	-	**72,693**
Issued debt instruments:								
Current or senior bonds	-	-	-	341,193	-	-	-	**341,193**
Subordinated Bonds	-	53,847	44,872	489,027	906,263	392,977	224,068	**2,111,054**
Interbank borrowing:								
Interbank loans	-	542,958	273,724	890,193	825,655	179,491	-	**2,712,021**
Total	**-**	**787,177**	**1,386,167**	**5,337,598**	**7,328,076**	**909,836**	**1,144,101**	**16,892,955**
Hedging instrument								
Currency and interest rate swaps	-	396,786	1,224,626	4,834,129	7,328,076	909,836	1,144,101	**15,837,554**
Forwards	-	390,391	161,541	503,469	-	-	-	**1,055,401**
Total	**-**	**787,177**	**1,386,167**	**5,337,598**	**7,328,076**	**909,836**	**1,144,101**	**16,892,955**

NOTE 12 – FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING , continued

		As of December 31, 2023						
	On	Up to	Between 1 month	Between 3 months	Between 1 year	Between 3 years	More than 5	
	demand	1 month	and 3 months	and 1 year	and 3 years	and 5 years	years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Hedged item								
Loans and receivables at amortized cost								
Mortgage loans	-	232,909	596,597	3,889,412	4,192,353	766,685	1,077,483	**10,755,439**
Investment instruments at FVOCI								
Chile Sovereign bond	-	-	-	-	-	-	-	**-**
Bonds of the Central Bank of Chile	-	-	-	-	-	-	-	**-**
Bonds of the General Treasury of the Republic	-	-	-	-	492,370	-	191,905	**684,275**
Deposits and other time equivalents								
Time deposits	-	-	21,861	392,453	8,744	-	-	**423,058**
Issued debt instruments:								
Current or senior bonds	-	-	-	-	331,104	-	-	**331,104**
Subordinated Bonds	-	269,850	124,236	549,555	893,024	263,768	406,878	**2,507,311**
Interbank borrowing								
Interbank loans	-	-	578,885	2,662,256	301,688	174,890	-	**3,717,719**
Total	-	**502,759**	**1,321,579**	**7,493,676**	**6,219,283**	**1,205,343**	**1,676,266**	**18,418,906**
Hedging instrument								
Currency and interest rate swaps	-	459,518	1,144,579	5,286,018	6,210,539	1,205,343	1,676,266	**15,982,263**
Forwards	-	43,241	177,000	2,207,658	8,744	-	-	**2,436,643**
Total	-	**502,759**	**1,321,579**	**7,493,676**	**6,219,283**	**1,205,343**	**1,676,266**	**18,418,906**

i.   Projection of flows by interest rate risk

The estimation of the periods in which flows are expected is presented below:

		As of September 30, 2024						
	On	Up to	Between 1 month	Between 3 months	Between 1 year	Between 3 years	More than 5	
	demand	1 month	and 3 months	and 1 year	and 3 years	and 5 years	years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Hedged item								
Inflows	-	-	-	558	-	-	-	**558**
Outflows	-	(40,473)	(17,910)	(47,604)	(56,689)	(4,432)	(2,492)	**(169,600)**
Net flows	**-**	**(40,473)**	**(17,910)**	**(47,046)**	**(56,689)**	**(4,432)**	**(2,492)**	**(169,042)**
Hedging instrument								
Inflows	-	-	-	(558)	-	-	-	**(558)**
Outflows (*)	-	40,473	17,910	47,604	56,689	4,432	2,492	**169,600**
Net flows	**-**	**40,473**	**17,910**	**47,046**	**56,689**	**4,432**	**2,492**	**169,042**

(*) Includes only the portion of the hedging instrument's projected cash flows (derivative) used to hedge interest rate risk.

NOTE 12 – FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING , continued

	As of December 31, 2023							
	On demand Ch$mn	Up to 1 month Ch$mn	Between 1 month and 3 months Ch$mn	Between 3 months and 1 year Ch$mn	Between 1 year and 3 years Ch$mn	Between 3 years and 5 years Ch$mn	More than 5 years Ch$mn	Total
Hedged item								
Inflows	-	-	-	-	-	-	-	-
Outflows	-	(7,483)	(13,555)	(68,956)	(39,724)	(7,913)	(2,980)	(140,611)
Net flows	-	**(7,483)**	**(13,555)**	**(68,956)**	**(39,724)**	**(7,913)**	**(2,980)**	**(140,611)**
Hedging instrument								
Inflows	-	-	-	-	-	-	-	-
Outflows (*)	-	7,483	13,555	68,956	39,724	7,913	2,980	140,611
Net flows	-	**7,483**	**13,555**	**68,956**	**39,724**	**7,913**	**2,980**	**140,611**

(*) Includes only the portion of the hedging instrument's projected cash flows (derivative) used to hedge interest rate risk.

ii. **Projection of cash flows by inflation risk**

	As of September 30, 2024							
	On demand Ch$mn	Up to 1 month Ch$mn	Between 1 month and 3 months Ch$mn	Between 3 months and 1 year Ch$mn	Between 1 year and 3 years Ch$mn	Between 3 years and 5 years Ch$mn	More than 5 years Ch$mn	Total Ch$mn
Hedged item								
Inflows	-	20,828	340,935	608,040	644,602	95,679	320,287	**2,030,371**
Outflows	-	(54,885)	(4,519)	(37,439)	(51,285)	(50,058)	-	**(198,186)**
Net flows	-	**(34,057)**	**336,416**	**570,601**	**593,317**	**45,621**	**320,287**	**1,832,185**
Hedging instrument								
Inflows	-	54,885	4,519	37,439	51,285	50,058	-	**198,186**
Outflows	-	(20,828)	(340,935)	(608,040)	(644,602)	(95,679)	(320,287)	**(2,030,371)**
Net flows	-	**34,057**	**(336,416)**	**(570,601)**	**(593,317)**	**(45,621)**	**(320,287)**	**(1,832,185)**

	As of December 31, 2023							
	On demand Ch$mn	Up to 1 month Ch$mn	Between 1 month and 3 months Ch$mn	Between 3 months and 1 year Ch$mn	Between 1 year and 3 years Ch$mn	Between 3 years and 5 years Ch$mn	More than 5 years Ch$mn	Total Ch$mn
Hedged item								
Inflows	-	23,515	91,152	302,604	72,206	19,206	33,221	**541,904**
Outflows	-	(78,300)	(379,379)	(784,238)	(552,738)	(49,350)	(39,017)	**(1,883,022)**
Net flows	-	**(54,785)**	**(288,227)**	**(481,634)**	**(480,532)**	**(30,144)**	**(5,796)**	**(1,341,118)**
Hedging instrument								
Inflows	-	78,300	379,379	784,238	552,738	49,350	39,017	**1,883,022**
Outflows	-	(23,515)	(91,152)	(302,604)	(72,206)	(19,206)	(33,221)	**(541,904)**
Net flows	-	**54,785**	**288,227**	**481,634**	**480,532**	**30,144**	**5,796**	**1,341,118**

NOTE 12 – FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING , continued

iii.   Projection of cash flows by exchange rate risk

	As of September 30, 2024							
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Hedged item								
Inflows	-	-	-	-	-	-	-	-
Outflows	-	(418,065)	(167,367)	(403,462)	(5,585)	(2,525)	-	**(997,004)**
Net flows	**-**	**(418,065)**	**(167,367)**	**(403,462)**	**(5,585)**	**(2,525)**	**-**	**(997,004)**
Hedging instrument								
Inflows	-	-	-	-	-	-	-	-
Outflows	-	418,065	167,367	403,462	5,585	2,525	-	**997,004**
Net flows	**-**	**418,065**	**167,367**	**403,462**	**5,585**	**2,525**	**-**	**997,004**

	As of December 31, 2023							
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Hedged item								
Inflows	-	-	-	-	-	-	-	-
Outflows	-	(30,629)	(168,812)	(1,992,343)	(22,684)	(3,212)	-	**(2,217,680)**
Net flows	**-**	**(30,629)**	**(168,812)**	**(1,992,343)**	**(22,684)**	**(3,212)**	**-**	**(2,217,680)**
Hedging instrument								
Inflows	-	-	-	-	-	-	-	-
Outflows	-	30,629	168,812	1,992,343	22,684	3,212	-	**2,217,680**
Net flows	**-**	**30,629**	**168,812**	**1,992,343**	**22,684**	**3,212**	**-**	**2,217,680**

2.   **Effect on other comprehensive income**

The valuation generated by those hedging instruments used in cash flow hedges whose effect was recorded in the Interim Consolidated Statements of Changes in Equity, specifically within 'Other Accumulated Comprehensive Income', in cash flow hedges, is presented as follows:

Hedged item	As of September 30, 2024 Ch$mn	As of December 31, 2023 Ch$mn
Interbank borrowing	(17,702)	(10,675)
Time deposits and other term equivalents	29	516
Issued debt instruments	3,363	(9,684)
Debt instruments at FVOCI	(5,635)	(4,235)
Loans and receivables at amortized cost	(51,535)	108,494
Total	**(71,480)**	**84,416**

Considering that the variable flows of both the hedged item and the hedging instrument are mirrors of each other, the hedges are close to 100% efficient. This entails that all variations in value attributable to components of the hedged risk are almost fully netted. During the period, the Bank did not record any forecasted future transactions within its cash flow hedge accounting portfolio.

NOTE 12 – FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING , continued

3.   **Effect on results**

The result generated by the cash flow derivatives whose effect was transferred from other comprehensive income into the results for the period is presented below:

Hedged item	As of September 30, 2024 Ch$mn	As of December 31, 2023 Ch$mn
Bond hedge derivatives	585	817
Interbank loans hedge derivatives	(3,575)	(4,775)
Mortgage loans hedge derivatives	(25,280)	(36,154)
Cash flow hedge net income(*)	**(28,270)**	**(40,112)**

(*) See Note 28 'Equity', letter f.

4.   **Net investment hedges in foreign operations**

As of September 30, 2024, and December 31, 2023, the Bank does not have net investment hedges in foreign operations within its hedge accounting portfolio.

5.   **Fair value macro-hedges**

The Bank has macro-hedges for loans and receivables from clients, specifically for the mortgage and commercial loan portfolios. The details are presented below:

As of September 30, 2024	On demand Ch$mn	Up to 1 month Ch$mn	Between 1 month and 3 months Ch$mn	Between 3 months and 1 year Ch$mn	Between 1 year and 3 years Ch$mn	Between 3 years and 5 years Ch$mn	More than 5 years Ch$mn	Total Ch$mn
Hedged item								
Loans and receivables at amortized cost:								
Mortgage loans	-	-	-	-	-	-	377,928	**377,928**
Commercial loans	-	-	-	100,000	4,258,866	1,222,627	363,621	**5,945,114**
TOTAL	**-**	**-**	**-**	**100,000**	**4,258,866**	**1,222,627**	**741,549**	**6,323,042**
Hedging instrument								
Currency and interest rate swaps	-	-	-	-	1,958,866	822,627	741,549	**3,523,042**
Interest rate swaps	-	-	-	100,000	2,300,000	400,000	-	**2,800,000**
TOTAL	**-**	**-**	**-**	**100,000**	**4,258,866**	**1,222,627**	**741,549**	**6,323,042**

NOTE 12 – FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING , continued

As of December 31, 2023	Notional amount							
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Hedged item								
Loans and receivables at amortized cost								
Mortgage loans	–	–	–	–	–	–	377,928	**377,928**
Commercial loans	–	–	424,930	50,000	3,191,574	–	180,542	**3,847,046**
TOTAL	**–**	**–**	**424,930**	**50,000**	**3,191,574**	**–**	**558,470**	**4,224,974**
Hedging instrument								
Currency and interest rate swaps	–	–	124,930	–	1,641,574	–	558,470	**2,324,974**
Interest rate swaps	–	–	300,000	50,000	1,550,000	–	–	**1,900,000**
TOTAL	**–**	**–**	**424,930**	**50,000**	**3,191,574**	**–**	**558,470**	**4,224,974**

As of September 30, 2024, and December 31, 2023, Ch$280,205 million and Ch$160,370 million, respectively, are presented under 'other assets' for the mark-to-market valuation of the net assets or liabilities hedged in a macro hedge (Note 19).

Al September 30, 2024, and December 31, 2023, Ch$46,050 million and Ch$68,781 million, respectively, are presented under 'other liabilities' for the mark-to-market valuation of hedged liabilities in a macro hedge (Note 27).

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST

The composition and balances as of September 30, 2024, and December 31, 2023, of financial assets at amortized cost are as follows:

	As of September 30,	As of December 31,
	2024	2023
	Ch$mn	Ch$mn
Financial assets at amortized cost		
Rights under repurchase and securities lending agreements		
Transactions with domestic banks	-	-
Transactions with foreign banks	-	-
Transactions with other local entities	164,504	-
Transactions with other foreign entities	-	-
Accrued impairment on rights under repurchase agreements and securities lending agreements	(45)	-
Subtotal	**164,459**	**-**
Debt financial instruments		
Instruments of the Chilean Central Bank and Government	4,784,614	8,178,624
Accrued impairment on debt financial instruments	(993)	(1,729)
Subtotal	**4,783,621**	**8,176,895**
Interbank loans		
Foreign banks	2,129	68,440
Provisions for loans to foreign banks	(3)	(114)
Subtotal	**2,126**	**68,326**
Loans and receivables from clients		
Commercial loans	**17,009,401**	**18,071,657**
Commercial loans	12,919,458	13,236,437
Foreign trade loans	1,735,136	1,942,677
Current account debtors	130,907	143,743
Credit card debtors	140,539	138,217
Factoring transactions	839,171	1,020,573
Commercial leasing transactions	1,114,947	1,238,977
Student loans	40,528	47,084
Other loans and receivables	88,715	303,949
Mortgage loans	**17,576,585**	**17,073,439**
Mortgage loans with letters of credit	130	474
Endorsable mortgage loans	554	1,082
Mortgage bond-financed loans	86,871	90,760
Other mutual mortgage loans	17,411,124	16,905,990
Financial leasing transactions for housing	-	-
Other loans and receivables	77,906	75,133
Consumer loans	**5,736,486**	**5,598,350**
Consumer loans in installments	3,798,764	3,708,884
Current account debtors	145,575	150,954
Credit card debtors	1,790,019	1,735,789
Consumer finance leasing transactions	1,607	2,082
Other loans and receivables	521	641
Provisions established for credit risk	**(1,199,369)**	**(1,153,989)**
Provisions for commercial loans	(691,584)	(670,232)
Provisions for mortgage loans	(155,945)	(148,381)
Provisions for consumer loans	(351,840)	(335,376)
Subtotal	**39,123,103**	**39,589,457**
Total Financial Assets at amortized cost	**44,073,309**	**47,834,678**

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

a. **Rights under repurchase and securities lending agreements**

As of September 30, 2024, and December 31, 2023 , the composition of Rights under repurchase and securities lending agreements is as follows:

	Al 30 de junio de 2024				Al 31 de diciembre de 2023			
	Vista	Hasta 1 mes	Más de 1 mes hasta 3 meses	Totales	Vista	Hasta 1 mes	Más de 1 mes hasta 3 meses	Totales
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Operaciones con otras entidades en el país								
Contratos de retrocompra	–	85,135	79,369	**164,504**	–	–	–	–
Obligaciones por préstamos de valores	–	–	–	**–**	–	–	–	–
Totales	–	**85,135**	**79,369**	**164,504**	–	–	–	–

b. **Debt financial instruments**

As of September 30, 2024, and December 31, 2023, the composition of debt financial instruments is as follows:

	As of September 30,	As of December 31,
	2024	2023
	Ch$mn	Ch$mn
Instruments of the Chilean Central Bank and Government		
Debt financial instruments of the Central Bank of Chile	-	3,392,609
Bonds and promissory notes of the General Treasury of the Republic	4,784,614	4,786,015
Other fiscal debt financial instruments	-	-
Subtotal	**4,784,614**	**8,178,624**
Other debt financial instruments issued in the country		
Debt financial instruments of other banks in the country	-	-
Bonds and bills of exchange of domestic companies	-	-
Other debt financial instruments issued in the country	-	-
Subtotal	**-**	**-**
Debt financial instruments issued abroad		
Debt financial instruments of foreign central banks	-	-
Debt financial instruments of foreign governments and fiscal entities abroad	-	-
Debt financial instruments of other banks abroad	-	-
Bonds and bills of exchange of companies abroad	-	-
Other debt financial instruments issued abroad	-	-
Subtotal	**-**	**-**
Accrued impairment on debt financial instruments	(993)	(1,729)
Subtotal	**(993)**	**(1,729)**
Total	**4,783,621**	**8,176,895**

This portfolio has no instruments sold to clients and financial institutions under repurchase agreements.

Provisions for credit risk amounted to Ch$993 million and Ch$1,729 million as of September 30, 2024, and December 31, 2023, , respectively.

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

Analysis of changes in the impairment value as of September 30, 2024, and December 31, 2023, is as follows:

	Phase 1 Ch$mn	Phase 2 Ch$mn	Phase 3 Ch$mn	Total
Balances as of January 1, 2024	**1,729**	**-**	**-**	**1,729**
Change in measurement without portfolio reclassifying during the period	(305)	-	-	(305)
Transfer to phase 1	-	-	-	-
Transfer to phase 2	-	-	-	-
Transfer to phase 3	-	-	-	-
New assets originated	1,190	-	-	1,190
Termination due to maturity	(1,621)	-	-	(1,621)
Paid loans	-	-	-	-
Other changes in provisions	-	-	-	-
Balance as of September 30, 2024	**993**	**-**	**-**	**993**

	Phase 1 Ch$mn	Phase 2 Ch$mn	Phase 3 Ch$mn	Total
Balances as of January 1, 2023	**894**	**-**	**-**	**894**
Change in measurement without portfolio reclassifying during the period	151	-	-	151
Transfer to phase 1	-	-	-	-
Transfer to phase 2	-	-	-	-
Transfer to phase 3	-	-	-	-
New assets originated	706	-	-	706
Termination due to maturity	(22)	-	-	(22)
Paid loans	-	-	-	-
Other changes in provisions	-	-	-	-
Balance as of December 31, 2023	**1,729**	**-**	**-**	**1,729**

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

c.   **Interbank loans**

As of September 30, 2024, and December 31, 2023, the detail of amounts owed to banks is as follows:

Interbank loans As of September 30, 2024 (In Ch$mn)	Financial assets before provisions				Established provisions				
	Normal portfolio	Substandard Portfolio	Non-performing portfolio		Normal portfolio	Substandard Portfolio	Impaired portfolio	Total	Net financial assets
	Individual Assessment	Individual Assessment	Individual Assessment	Total	Individual Assessment	Individual Assessment	Individual Assessment		
Banks in the country									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-
Non-transferable deposits in domestic bank	-	-	-	-	-	-	-	-	-
Other loans with domestic banks	-	-	-	-	-	-	-	-	-
Foreign banks									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	2,129	-	-	2,129	3	-	-	3	2,126
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-
Current account deposits with banks abroad for derivative transactions	-	-	-	-	-	-	-	-	-
Other non-transferable deposits with banks abroad	-	-	-	-	-	-	-	-	-
Other loans with foreign banks	-	-	-	-	-	-	-	-	-
Subtotal domestic and foreign banks	**2,129**	**-**	**-**	**2,129**	**3**	**-**	**-**	**3**	**2,126**
Central Bank of Chile									
Current account deposits for derivatives transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other unavailable deposits	-	-	-	-	-	-	-	-	-
Other loans	-	-	-	-	-	-	-	-	-
Foreign central banks	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Current account deposits for derivatives transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other unavailable deposits	-	-	-	-	-	-	-	-	-
Other loans	-	-	-	-	-	-	-	-	-
Subtotal Central Bank of Chile and foreign central banks	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
TOTAL	**2,129**	**-**	**-**	**2,129**	**3**	**-**	**-**	**3**	**2,126**

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

Interbank loans As of December 31, 2023 (In Ch$mn)	Financial assets before provisions				Established provisions				Net financial assets
	Normal portfolio	Substandard Portfolio	Non-performing portfolio	Total	Normal portfolio	Substandard Portfolio	Impaired portfolio	Total	
	Individual Assessment	Individual Assessment	Individual Assessment		Individual Assessment	Individual Assessment	Individual Assessment		
Banks in the country									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-
Non-transferable deposits in domestic bank	-	-	-	-	-	-	-	-	-
Other loans with domestic banks	-	-	-	-	-	-	-	-	-
Foreign banks									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	68,440	-	-	68,440	114	-	-	114	68,326
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-
Current account deposits with banks abroad for derivative transactions	-	-	-	-	-	-	-	-	-
Other non-transferable deposits with banks abroad	-	-	-	-	-	-	-	-	-
Other loans with foreign banks	-	-	-	-	-	-	-	-	-
Subtotal domestic and foreign banks	**68,440**	**-**	**-**	**68,440**	**114**	**-**	**-**	**114**	**68,326**
Central Bank of Chile									
Current account deposits for derivatives transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other unavailable deposits	-	-	-	-	-	-	-	-	-
Other loans	-	-	-	-	-	-	-	-	-
Foreign central banks	-	-	-	-	-	-	-	-	-
Current account deposits for derivatives transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other unavailable deposits	-	-	-	-	-	-	-	-	-
Other loans	-	-	-	-	-	-	-	-	-
Subtotal Central Bank of Chile and foreign central banks	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
TOTAL	**68,440**	**-**	**-**	**68,440**	**114**	**-**	**-**	**114**	**68,326**

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

d. Loans and receivables from clients

The balances of Loans and receivables from clients as of September 30, 2024, and December 31, 2023, are as follows:

Loans and receivables As of September 30, 2024 (In Ch$mn)	Financial assets before provisions						Established provisions						Deductible FOGAPE Covid-19 guarantees	Total	Net financial assets
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total	Normal portfolio		Substandard Portfolio	Impaired portfolio		Subtotal			
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment					
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Commercial loans															
Commercial loans	6,524,455	4,318,943	947,733	686,373	441,954	12,919,458	62,382	61,255	24,861	235,515	163,363	547,376	5,246	552,622	12,366,836
Foreign trade loans Chilean exports	843,734	11,182	55,584	16,319	1,521	928,340	15,071	362	3,885	9,479	903	29,700	–	29,700	898,640
Foreign trade loans Chilean imports	706,445	61,062	22,863	12,707	2,612	805,689	16,986	1,631	1,724	9,988	1,447	31,776	–	31,776	773,913
Foreign trade loans between third countries	1,107	–	–	–	–	1,107	9	–	–	–	–	9	–	9	1,098
Current account debtors	72,119	40,835	7,942	1,720	8,291	130,907	1,415	1,285	951	827	5,192	9,670	–	9,670	121,237
Credit card debtors	29,810	96,746	2,281	1,000	10,702	140,539	788	2,946	288	468	6,868	11,358	–	11,358	129,181
Factoring transactions	791,110	27,946	8,679	5,638	5,798	839,171	8,460	541	1,091	4,839	3,733	18,664	–	18,664	820,507
Commercial leasing transactions	787,753	166,286	99,034	51,669	10,205	1,114,947	3,389	2,730	1,939	6,375	6,763	21,196	18	21,214	1,093,733
Student loans	–	30,453	–	–	10,075	40,528	–	767	–	–	2,294	3,061	–	3,061	37,467
Other loans and receivables	5,275	65,045	917	10,628	6,850	88,715	70	1,578	94	8,945	2,823	13,510	–	13,510	75,205
Subtotal	9,761,808	4,818,498	1,145,033	786,054	498,008	17,009,401	108,570	73,095	34,833	276,436	193,386	686,320	5,264	691,584	16,317,817
Mortgage loans															
Loans with mortgage finance	–	98	–	–	32	130	–	–	–	–	3	3	–	3	127
Endorsable mortgage mutual loans	–	459	–	–	95	554	–	1	–	–	7	8	–	8	546
Mortgage bond-financed loans	–	82,524	–	–	4,347	86,871	–	130	–	–	337	467	–	467	86,404
Other mutual mortgage loans	–	16,554,857	–	–	856,267	17,411,124	–	33,674	–	–	120,219	153,893	–	153,893	17,257,231
Financial leasing transaction for housing	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Other loans and receivables	–	68,666	–	–	9,240	77,906	–	218	–	–	1,356	1,574	–	1,574	76,332
Subtotal	–	16,706,604	–	–	869,981	17,576,585	–	34,023	–	–	121,922	155,945	–	155,945	17,420,640
Consumer loans															
Consumer loans in installments	–	3,540,308	–	–	258,456	3,798,764	–	114,319	–	–	151,059	265,378	–	265,378	3,533,386
Current account debtors	–	136,064	–	–	9,511	145,575	–	6,281	–	–	7,063	13,344	–	13,344	132,231
Credit card debtors	–	1,755,914	–	–	34,105	1,790,019	–	46,727	–	–	25,972	72,699	–	72,699	1,717,320
Consumer finance leasing transactions	–	1,574	–	–	33	1,607	–	23	–	–	29	52	–	52	1,555
Other loans and receivables	–	13	–	–	508	521	–	2	–	–	365	367	–	367	154
Subtotal	–	5,433,873	–	–	302,613	5,736,486	–	167,352	–	–	184,488	351,840	–	351,840	5,384,646
TOTAL	9,761,808	26,958,975	1,145,033	786,054	1,670,602	40,322,472	108,570	274,470	34,833	276,436	499,796	1,194,105	5,264	1,199,369	39,123,103

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

Loans and receivables As of December 31, 2023 (In Ch$mn)	Financial assets before provisions						Established provisions						Deductible FOGAPE Covid-19 guarantees	Total	Net financial assets
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total	Normal portfolio		Substandard Portfolio	Impaired portfolio		Subtotal			
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment					
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Commercial loans															
Commercial loans	7,253,814	4,147,369	815,900	630,709	388,645	13,236,437	47,897	54,048	22,228	221,489	179,198	524,860	10,143	535,003	12,701,434
Foreign trade loans Chilean exports	1,048,157	10,206	36,345	17,098	1,090	1,112,896	14,596	402	2,444	9,329	694	27,465	-	27,465	1,085,431
Foreign trade loans Chilean imports	756,372	48,973	9,926	11,748	1,484	828,503	14,241	1,276	1,499	5,446	974	23,436	-	23,436	805,067
Foreign trade loans between third countries	1,278	-	-	-	-	1,278	77	-	-	-	-	77	-	77	1,201
Current account debtors	86,922	33,646	12,436	2,630	8,109	143,743	1,424	981	957	1,493	6,107	10,962	-	10,962	132,781
Credit card debtors	31,424	92,497	2,640	1,396	10,260	138,217	834	2,866	322	664	7,939	12,625	-	12,625	125,592
Factoring transactions	956,600	40,109	14,968	2,998	5,898	1,020,573	9,293	738	1,496	1,676	5,898	19,101	-	19,101	1,001,472
Commercial leasing transactions	877,731	176,260	116,374	59,404	9,208	1,238,977	4,295	3,940	1,684	7,706	5,482	23,107	27	23,134	1,215,843
Student loans	-	36,755	-	-	10,329	47,084	-	1,199	-	-	2,483	3,682	-	3,682	43,402
Other loans and receivables	4,548	281,631	276	12,064	5,430	303,949	73	2,701	28	9,389	2,556	14,747	-	14,747	289,202
Subtotal	**11,016,846**	**4,867,446**	**1,008,865**	**738,047**	**440,453**	**18,071,657**	**92,730**	**68,151**	**30,658**	**257,192**	**211,331**	**660,062**	**10,170**	**670,232**	**17,401,425**
Mortgage loans															
Loans with mortgage finance	-	420	-	-	54	474	-	1	-	-	15	16	-	16	458
Endorsable mortgage mutual loans	-	967	-	-	115	1,082	-	2	-	-	31	33	-	33	1,049
Mortgage bond-financed loans	-	88,135	-	-	2,625	90,760	-	147	-	-	210	357	-	357	90,403
Other mutual mortgage loans	-	16,278,272	-	-	627,718	16,905,990	-	31,992	-	-	114,002	145,994	-	145,994	16,759,996
Financial leasing transaction for housing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other loans and receivables	-	70,145	-	-	4,988	75,133	-	208	-	-	1,773	1,981	-	1,981	73,152
Subtotal	**-**	**16,437,939**	**-**	**-**	**635,500**	**17,073,439**	**-**	**32,350**	**-**	**-**	**116,031**	**148,381**	**-**	**148,381**	**16,925,058**
Consumer loans															
Consumer loans in installments	-	3,475,418	-	-	233,466	3,708,884	-	118,769	-	-	134,795	253,564	-	253,564	3,455,320
Current account debtors	-	142,220	-	-	8,734	150,954	-	6,594	-	-	6,435	13,029	-	13,029	137,925
Credit card debtors	-	1,702,555	-	-	33,234	1,735,789	-	43,937	-	-	24,389	68,326	-	68,326	1,667,463
Consumer finance leasing transactions	-	2,053	-	-	29	2,082	-	23	-	-	20	43	-	43	2,039
Other loans and receivables	-	104	-	-	537	641	-	22	-	-	392	414	-	414	227
Subtotal	**-**	**5,322,350**	**-**	**-**	**276,000**	**5,598,350**	**-**	**169,345**	**-**	**-**	**166,031**	**335,376**	**-**	**335,376**	**5,262,974**
TOTAL	**11,016,846**	**26,627,735**	**1,008,865**	**738,047**	**1,351,953**	**40,743,446**	**92,730**	**269,846**	**30,658**	**257,192**	**493,393**	**1,143,819**	**10,170**	**1,153,989**	**39,589,457**

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

e. **Contingent loans**

Contingent loan balances as of September 30, 2024, and December 31, 2023, are as follows:

Credit risk exposure from contingent loans As of September 30, 2024 (In Ch$mn)	Contingent loan exposure before provisions						Established provisions						Net contingent loan risk exposure
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total	
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment			
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group		
Personal guarantees	384,386	6,061	46,783	-	-	437,230	2,495	169	2,793	-	-	5,457	431,773
Letter of credits of merchandise traffic operations	61,901	251	110	-	-	62,262	407	7	7	-	-	421	61,841
Foreign debt purchase commitments in local currencies	-	-	-	-	-	-	-	-	-	-	-	-	-
Transactions related to contingent events	823,760	22,533	40,328	8,629	1,011	896,261	10,567	508	1,731	4,487	575	17,868	878,393
Unrestricted prompt cancel credit lines	244,020	834,311	2,011	914	12,780	1,094,036	1,323	5,489	129	396	8,236	15,573	1,078,463
Unrestricted credit lines						-	-	-	-	-	-	-	-
Other irrevocable credit commitments	136,403	7				136,410	983	2	-	-	-	985	135,425
Other contingent loans	-	-	-	-	-	-	-	-	-	-	-	-	-

Credit risk exposure from contingent loans As of December 31, 2023 (In Ch$mn)	Contingent loan exposure before provisions						Established provisions						Net contingent loan risk exposure
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total	
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment			
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group		
Personal guarantees	471,645	569	21,758	131	-	494,103	2,363	14	2,859	118	-	5,354	488,749
Letter of credits of merchandise traffic operations	51,410	57	1,032	-	-	52,499	696	3	178	-	-	877	51,622
Foreign debt purchase commitments in local currencies	-	-	-	-	-	-	-	-	-	-	-	-	-
Transactions related to contingent events	745,220	22,668	48,488	7,517	1,241	825,134	9,454	508	2,521	4,950	978	18,411	806,723
Unrestricted prompt cancel credit lines	221,456	781,434	2,240	781	10,251	1,016,162	1,197	5,255	204	247	6,843	13,746	1,002,416
Unrestricted credit lines						-	-	-	-	-	-	-	-
Other irrevocable credit commitments	146,859	166,768				313,627	1,290	604	-	-	-	1,894	311,733
Other contingent loans	-	-	-	-	-	-	-	-	-	-	-	-	-

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

f.   **Breakdown of movement in established provisions - Interbank loans**

A summary of the movements of established provisions for Interbank loans, as of September 30, 2024, and December 31, 2023 , is as follows:

| Summary of movement in established for credit risk portfolio during the period As of September 30, 2024 (In Ch$mn) | Movement in established provisions by portfolio for the period | | | |
| | Individual assessment | | | |
	Normal Portfolio	Substandard Portfolio	Impaired portfolio	Total
Balance as of January 1, 2024	114	-	-	114
Provision establishment/(release) by:				
Change in measurement without portfolio reclassifying during the period:	-	-	-	-
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:	-	-	-	-
Individual Normal to Substandard	-	-	-	-
Individual Normal to Individual Impaired	-	-	-	-
Substandard to Individual Impaired	-	-	-	-
Substandard to Individual Normal	-	-	-	-
Individual Impaired to Substandard	-	-	-	-
Individual Impaired to Individual Normal	-	-	-	-
New loans originated	80	-	-	80
New loans due to translation from contingent to loan	-	-	-	-
New loans purchased	-	-	-	-
Sale or assignment of loans	-	-	-	-
Release due to loan payment	(191)	-	-	(191)
Provision application for charge-offs	-	-	-	-
Recovery of impaired loans	-	-	-	-
Exchange rate difference	-	-	-	-
Other changes in provisions	-	-	-	-
Balance as of September 30, 2024	3	-	-	3

| Summary of movement in established for credit risk portfolio during the period As of December 31, 2023 (In Ch$mn) | Movement in established provisions by portfolio for the period | | | |
| | Individual assessment | | | |
	Normal Portfolio	Substandard Portfolio	Impaired portfolio	Total
Balance as of January 1, 2023	36	-	-	36
Provision establishment/(release) by:				
Change in measurement without portfolio reclassifying during the period:	-	-	-	-
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:	-	-	-	-
Individual Normal to Substandard	-	-	-	-
Individual Normal to Individual Impaired	-	-	-	-
Substandard to Individual Impaired	-	-	-	-
Substandard to Individual Normal	-	-	-	-
Individual Impaired to Substandard	-	-	-	-
Individual Impaired to Individual Normal	-	-	-	-
New loans originated	334	-	-	334
New loans due to translation from contingent to loan	-	-	-	-
New loans purchased	-	-	-	-
Sale or assignment of loans	-	-	-	-
Release due to loan payment	(256)	-	-	(256)
Provision application for charge-offs	-	-	-	-
Recovery of impaired loans	-	-	-	-
Exchange rate difference	-	-	-	-
Other changes in provisions	-	-	-	-
Balance as of December 31, 2023	114	-	-	114

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

g.   Breakdown of movement in established provisions - Commercial Loans

A summary of the movements of established provisions for Commercial Loans, as of September 30, 2024, and December 31, 2023 , is as follows:

Summary of movement in established provisions for credit risk portfolio during the period As of September 30, 2024 (In Ch$mn)	Movement in established provisions by portfolio for the period							
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Subtotal	Deductible FOGAPE Covid-19 guarantees	Total
	Assessment			Assessment				
	Individual	Group		Individual	Group			
Commercial loans								
Balance as of January 1, 2024	**92,730**	**68,151**	**30,658**	**257,192**	**211,331**	**660,062**	**10,170**	**670,232**
Provision establishment/(release) by:								
Change in measurement without portfolio reclassifying during the period:	24,762	78,673	15,997	42,140	66,443	**228,015**	29	**228,044**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:								
Individual Normal to Substandard	(6,004)	–	10,205	–	–	**4,201**	107	**4,308**
Individual Normal to Individual Impaired	(6)	–	–	2	–	**(4)**	–	**(4)**
Substandard to Individual Impaired	–	–	(10,515)	22,276	–	**11,761**	–	**11,761**
Substandard to Individual Normal	996	–	(1,980)	–	–	**(984)**	58	**(926)**
Individual Impaired to Substandard	–	–	239	(729)	–	**(490)**	–	**(490)**
Individual Impaired to Individual Normal	6	–	–	(3)	–	**3**	–	**3**
Group normal to Group Impaired	–	(25,412)	–	–	57,361	**31,949**	192	**32,141**
Group Impaired to Group normal	–	1,253	–	–	(17,177)	**(15,924)**	13	**(15,911)**
Individual (Normal, Substandard, Impaired) to Group (Normal, Impaired)	3,482	–	(517)	(142)	–	**2,823**	–	**2,823**
Group (Normal, Impaired) to Individual (Normal, Substandard, Impaired)	(4)	(1,218)	–	–	49	**(1,173)**	85	**(1,088)**
New loans originated	177,856	35,389	–	–	–	**213,245**	25	**213,270**
New loans due to translation from contingent to loan	565	1,021	–	–	–	**1,586**	–	**1,586**
New loans purchased	–	36	–	–	–	**36**	–	**36**
Sale or assignment of loans	(735)	–	–	–	–	**(735)**	–	**(735)**
Release due to loan payment	(186,102)	(84,579)	(9,640)	(115,024)	(215,367)	**(610,712)**	(5,415)	**(616,127)**
Provision application for charge-offs	–	–	–	69,217	91,846	**161,063**	–	**161,063**
Recovery of impaired loans	–	–	–	–	–	**–**	–	**–**
Changes in models and methodologies	–	–	–	–	–	**–**	–	**–**
Exchange rate difference	1,024	49	386	1,507	81	**3,047**	–	**3,047**
Other changes in provisions	–	(268)	–	–	(1,181)	**(1,449)**	–	**(1,449)**
Balance as of September 30, 2024	**108,570**	**73,095**	**34,833**	**276,436**	**193,386**	**686,320**	**5,264**	**691,584**

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

Summary of movement in established provisions for credit risk portfolio during the period As of December 31, 2023 (In Ch$mn)	Movement in established provisions by portfolio for the period							
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Subtotal	Deductible FOGAPE Covid-19 guarantees	Total
	Assessment			Assessment				
	Individual	Group		Individual	Group			
Commercial loans								
Balance as of January 1, 2023	**97,070**	**81,181**	**36,420**	**220,089**	**186,830**	**621,590**	**19,424**	**641,014**
Provision establishment/(release) by:								
Change in measurement without portfolio reclassifying during the period:	24,830	90,379	61,364	221,874	96,613	**495,060**	641	**495,701**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:								
Individual Normal to Substandard	(6,891)	-	11,253	-	-	**4,362**	336	**4,698**
Individual Normal to Individual Impaired	(366)	-	-	366	-	**-**	-	**-**
Substandard to Individual Impaired	-	-	(21,539)	43,413	-	**21,874**	1	**21,875**
Substandard to Individual Normal	2,895	-	(4,939)	-	-	**(2,044)**	215	**(1,829)**
Individual Impaired to Substandard	-	-	1,758	(5,968)	-	**(4,210)**	-	**(4,210)**
Individual Impaired to Individual Normal	-	-	-	-	-	**-**	-	**-**
Group normal to Group Impaired	-	(33,354)	-	-	77,175	**43,821**	501	**44,322**
Group Impaired to Group normal	-	2,804	-	-	(29,099)	**(26,295)**	48	**(26,247)**
Individual (Normal, Substandard, Impaired) to Group (Normal, Impaired)	1,413	-	(820)	90	-	**683**	523	**1,206**
Group (Normal, Impaired) to Individual (Normal, Substandard, Impaired)	(20)	(534)	-	-	-	**(554)**	104	**(450)**
New loans originated	222,233	31,317	-	-	-	**253,550**	110	**253,660**
New loans due to translation from contingent to loan	725	1,393	266	24	37	**2,445**	-	**2,445**
New loans purchased	-	-	-	-	-	**-**	-	**-**
Sale or assignment of loans	-	-	-	-	-	**-**	-	**-**
Release due to loan payment	(250,389)	(104,890)	(53,645)	(212,920)	(83,635)	**(705,479)**	(11,733)	**(717,212)**
Provision application for charge-offs	-	-	-	(11,554)	(38,718)	**(50,272)**	-	**(50,272)**
Recovery of impaired loans	-	-	-	-	-	**-**	-	**-**
Changes in models and methodologies	-	-	-	-	-	**-**	-	**-**
Exchange rate difference	1,215	69	615	1,798	152	**3,849**	-	**3,849**
Other changes in provisions	15	(214)	(75)	(20)	1,976	**1,682**	-	**1,682**
Balance as of December 31, 2023	**92,730**	**68,151**	**30,658**	**257,192**	**211,331**	**660,062**	**10,170**	**670,232**

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

h.   **Breakdown of movement in established provisions – Residential Mortgage loans**

A summary of the movements of established provisions for Residential Mortgage loans, as of September 30, 2024, and December 31, 2023 , is as follows:

Summary of movement in established provisions for credit risk portfolio during the period As of September 30, 2024 (In Ch$mn)	Movement in established provisions by portfolio for the period		
	Group Assessment		Total
	Normal Portfolio	Impaired portfolio	
Residential Mortgage loans			
Balance as of January 1, 2024	**32,350**	**116,031**	**148,381**
Provision establishment/(release) by:			
Change in measurement without portfolio reclassifying during the period:	39,677	69,062	**108,739**
Change in measurement due to portfolio reclassifying from the start to the end of the period [portfolio from (-) to (+)]:			
Group normal to group impaired	(7,126)	31,901	**24,775**
Group impaired to Group normal	730	(7,459)	**(6,729)**
New loans originated	1,192		**1,192**
New loans purchased	-		**-**
Sale or assignment of loans	-		**-**
Release due to loan payment	(32,800)	(118,590)	**(151,390)**
Provision application for charge-offs		30,977	**30,977**
Recovery of impaired loans	-	-	**-**
Changes in models and methodologies	-	-	**-**
Exchange rate difference	-	-	**-**
Other changes in provisions	-	-	**-**
Balance as of September 30, 2024	**34,023**	**121,922**	**155,945**

Summary of movement in established provisions for credit risk portfolio during the period As of December 31, 2023 (In Ch$mn)	Movement in established provisions by portfolio for the period		
	Group Assessment		Total
	Normal Portfolio	Impaired portfolio	
Residential Mortgage loans			
Balance as of January 1, 2023	**29,593**	**76,998**	**106,591**
Provision establishment/(release) by:			
Change in measurement without portfolio reclassifying during the period:	56,713	81,071	**137,784**
Change in measurement due to portfolio reclassifying from the start to the end of the period [portfolio from (-) to (+)]:			
Group normal to group impaired	(7,532)	37,468	**29,936**
Group impaired to Group normal	1,340	(12,653)	**(11,313)**
New loans originated	1,903	-	**1,903**
New loans purchased	-	-	**-**
Sale or assignment of loans	-	-	**-**
Release due to loan payment	(48,524)	(54,819)	**(103,343)**
Provision application for charge-offs	(128)	(12,030)	**(12,158)**
Recovery of impaired loans	-	-	**-**
Changes in models and methodologies	-	-	**-**
Exchange rate difference	-	-	**-**
Other changes in provisions	(1,015)	(4)	**(1,019)**
Balance as of December 31, 2023	**32,350**	**116,031**	**148,381**

NOTE 13 – FINANCIAL ASSETS AT AMORTIZED COST, continued

i.   **Breakdown of movement of established provisions - Consumer loan**

A summary of the movements of established provisions for Consumer loans, as of September 30, 2024, and December 31, 2023, is as follows:

Summary of movement in established provisions for credit risk portfolio during the period As of September 30, 2024 (In Ch$mn)	Movement in established provisions by portfolio for the period		
	Group Assessment		**Total**
	Normal portfolio	**Impaired portfolio**	
Consumer loans			
Balance as of January 1, 2024	**169,345**	**166,031**	**335,376**
Provision establishment/(release) by:			
Change in measurement without portfolio reclassifying during the period:	248,906	130,026	**378,932**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:			
Group normal to Group impaired	(60,465)	187,222	**126,757**
Group impaired to Group normal	7,095	(27,099)	**(20,004)**
New loans originated	76,319		**76,319**
New loans due to translation from contingent to loan	10,127	-	**10,127**
New loans purchased	1,577	-	**1,577**
Sale or assignment of loans	-	-	**-**
Release due to loan payment	(280,660)	(522,489)	**(803,149)**
Provision application for charge-offs		264,293	**264,293**
Recovery of impaired loans	-	-	**-**
Changes in models and methodologies	-	-	**-**
Exchange rate difference	25	3	**28**
Other changes in provisions	(4,917)	(13,499)	**(18,416)**
Balance as of September 30, 2024	**167,352**	**184,488**	**351,840**

Summary of movement in established provisions for credit risk portfolio during the period As of December 31, 2023 (In Ch$mn)	Movement in established provisions by portfolio for the period		
	Group Assessment		**Total**
	Normal portfolio	**Impaired portfolio**	
Consumer loans			
Balance as of January 1, 2023	**168,119**	**120,800**	**288,919**
Provision establishment/(release) by:			
Change in measurement without portfolio reclassifying during the period:	336,524	189,727	**526,251**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:			
Group normal to Group impaired	(84,419)	231,425	**147,006**
Group impaired to Group normal	13,658	(30,556)	**(16,898)**
New loans originated	82,396	-	**82,396**
New loans due to translation from contingent to loan	14,261	680	**14,941**
New loans purchased	-	-	**-**
Sale or assignment of loans	-	-	**-**
Release due to loan payment	(359,563)	(244,231)	**(603,794)**
Provision application for charge-offs	(2,576)	(101,828)	**(104,404)**
Recovery of impaired loans	-	-	**-**
Changes in models and methodologies	-	-	**-**
Exchange rate difference	29	5	**34**
Other changes in provisions	916	9	**925**
Balance as of December 31, 2023	**169,345**	**166,031**	**335,376**

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

j.   Breakdown of movement in established provisions - Contingent loans

A summary of the movements of established provisions for Contingent loans, as of September 30, 2024, and December 31, 2023,, is as follows:

Summary of movement in provisions established for credit risk portfolio during the period As of September 30, 2024 (In Ch$mn)	Movement in established provisions by portfolio for the period					
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Contingent loan exposure						
Balance as of January 1, 2024	**14,999**	**6,381**	**5,763**	**5,315**	**7,824**	**40,282**
Provision establishment/(release) by:						
Change in measurement without portfolio reclassifying during the period:	2,468	6,865	1,069	1,952	2,225	**14,579**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:						
Individual Normal to Substandard	(205)	-	361	-	-	**156**
Individual Normal to Individual Impaired	-	-	-	-	-	**-**
Substandard to Individual Impaired	-	-	(1,336)	6,636	-	**5,300**
Substandard to Individual Normal	124	-	(293)	-	-	**(169)**
Individual Impaired to Substandard	-	-	1	(3)	-	**(2)**
Individual Impaired to Individual Normal	-	-	-	(4)	-	**(4)**
Group Normal to Group Impaired	-	(157)	-	-	8,658	**8,501**
Group Impaired to Group Normal	-	8	-	-	(3,016)	**(3,008)**
Individual (Normal, Substandard, Impaired) to Group (Normal, Impaired)	33	-	(7)	(2)	-	**24**
Group (Normal, Impaired) to Individual (Normal, Substandard, Impaired)	-	73	-	-	-	**73**
New contingent loans granted	13,191	2,679	-	-	-	**15,870**
Release due to loan payment	(14,962)	(9,928)	(998)	(9,034)	(7,334)	**(42,256)**
Contingent loans from translation to loans	21	196	6	2	414	**639**
Changes in models and methodologies	-	-	-	-	-	**-**
Exchange rate difference	104	43	98	20	43	**308**
Other changes in provisions	-	11	-	-	-	**11**
Balance as of September 30, 2024	**15,773**	**6,171**	**4,664**	**4,882**	**8,814**	**40,304**

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

Summary of movement in provisions established for credit risk portfolio during the period As of December 31, 2023 (In Ch$mn)	Movement in established provisions by portfolio for the period					
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Contingent loan exposure						
Balance as of January 1, 2023	**15,036**	**6,137**	**8,873**	**4,377**	**3,546**	**37,969**
Provision establishment/(release) by:						
Change in measurement without portfolio reclassifying during the period:	3,108	9,638	6,965	1,784	6,849	**28,344**
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:						
Individual Normal to Substandard	(967)	-	1,536	-	-	**569**
Individual Normal to Individual Impaired	(1)	-	-	1	-	**-**
Substandard to Individual Impaired	-	-	(525)	2,172	-	**1,647**
Substandard to Individual Normal	257	-	(384)	-	-	**(127)**
Individual Impaired to Substandard	-	-	43	(186)	-	**(143)**
Individual Impaired to Individual Normal	-	-	-	(1)	-	**(1)**
Group Normal to Group Impaired	-	(261)	-	-	10,021	**9,760**
Group Impaired to Group Normal	-	39	-	-	(3,077)	**(3,038)**
Individual (Normal, Substandard, Impaired) to Group (Normal, Impaired)	67	-	(47)	(2)	-	**18**
Group (Normal, Impaired) to Individual (Normal, Substandard, Impaired)	-	(81)	-	-	-	**(81)**
New contingent loans granted	17,897	3,690	-	-	-	**21,587**
Release due to loan payment	(21,038)	(13,228)	(10,620)	(2,917)	(9,923)	**(57,726)**
Contingent loans from translation to loans	36	383	8	23	293	**743**
Changes in models and methodologies	-	-	-	-	-	**-**
Exchange rate difference	200	54	(92)	2	114	**278**
Other changes in provisions	404	10	6	62	1	**483**
Balance as of December 31, 2023	**14,999**	**6,381**	**5,763**	**5,315**	**7,824**	**40,282**

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

k.   Concentration of loans by economic activity

The breakdown of loans by economic activity as of September 30, 2024, and December 31, 2023, is as follows:

Composition of economic activity for loans, contingent loan exposure and accrued provision As of September 30, 2024 (In Ch$mn)	Loans and contingent loan exposures			Established provisions		
	Loans		Total	Loans		Total
	Domestic Loans	Foreign loans		Domestic Loans	Foreign loans	
Interbank loans	-	2,129	2,129	-	3	3
Commercial loans						
Agriculture and livestock	583,355	2	583,357	25,339	-	25,339
Fruit Cultivation	587,911	1,384	589,295	38,133	3	38,136
Forestry	145,032	-	145,032	9,173	-	9,173
Fishing	363,624	-	363,624	12,024	-	12,024
Mining	306,435	-	306,435	6,336	-	6,336
Oil and natural gas	8,250	-	8,250	128	-	128
Manufacturing						
Food, beverages and tobacco	347,603	7	347,610	11,470	-	11,470
Textile, leather and footwear	73,978	653	74,631	4,545	1	4,546
Wood and furniture	90,869	-	90,869	3,290	-	3,290
Pulp, paper and printing	62,765	1	62,766	2,694	-	2,694
Chemicals and oil products	90,766	-	90,766	2,674	-	2,674
Metallic, non-metallic, machinery, or other	370,236	-	370,236	13,385	-	13,385
Other	234,563	-	234,563	10,690	-	10,690
Electricity, gas and water	752,268	-	752,268	6,300	-	6,300
Housing construction	198,329	-	198,329	9,925	-	9,925
Non-housing construction (office, civil works)	589,376	7	589,383	21,555	2	21,557
Wholesale commerce	1,714,176	10,382	1,724,558	122,387	103	122,490
Retail trade, restaurants and hotels	1,504,871	107	1,504,978	70,952	5	70,957
Transport and storage	716,810	45,289	762,099	26,355	99	26,454
Telecommunications	416,920	1	416,921	10,812	-	10,812
Financial services	436,676	-	436,676	5,136	-	5,136
Business services	-	-	-	-	-	-
Real estate services	2,460,072	-	2,460,072	57,025	-	57,025
Student Loans	-	-	-	-	-	-
Public administration, defense and police	-	-	-	-	-	-
Social and other communal services	4,896,198	485	4,896,683	221,034	9	221,043
Personal services	-	-	-	-	-	-
Subtotal	16,951,083	58,318	17,009,401	691,362	222	691,584
Residential Mortgage loans	17,572,642	3,943	17,576,585	155,911	34	155,945
Consumer loans	5,735,103	1,383	5,736,486	351,592	248	351,840
Contingent loan exposure	2,578,716	47,483	2,626,199	40,203	101	40,304

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

Composition of economic activity for loans, contingent loan exposure and accrued provision As of December 31, 2023 (In Ch$mn)	Loans and contingent loan exposures			Established provisions		
	Loans		Total	Loans		Total
	Domestic Loans	Foreign loans		Domestic Loans	Foreign loans	
Interbank loans	-	68,440	68,440	-	114	114
Commercial loans						
Agriculture and livestock	623,473	-	623,473	31,394	-	31,394
Fruit Cultivation	646,609	1,876	648,485	37,637	4	37,641
Forestry	139,523	-	139,523	9,361	-	9,361
Fishing	313,396	-	313,396	10,953	-	10,953
Mining	241,799	-	241,799	4,950	-	4,950
Oil and natural gas	3,536	-	3,536	115	-	115
Manufacturing						
Food, beverages and tobacco	341,837	-	341,837	12,671	-	12,671
Textile, leather and footwear	77,092	749	77,841	4,714	67	4,781
Wood and furniture	88,188	-	88,188	2,258	-	2,258
Pulp, paper and printing	75,732	2	75,734	3,514	-	3,514
Chemicals and oil products	112,504	-	112,504	2,342	-	2,342
Metallic, non-metallic, machinery, or other	354,907	-	354,907	17,372	-	17,372
Other	233,382	88	233,470	11,528	-	
Electricity, gas and water	926,342	-	926,342	6,963	-	6,963
Housing construction	216,613	-	216,613	14,659	-	14,659
Non-housing construction (office, civil works)	549,205	1,155	550,360	31,160	506	31,666
Wholesale commerce	1,689,351	11,436	1,700,787	118,030	50	118,080
Retail trade, restaurants and hotels	1,663,719	1,164	1,664,883	62,482	6	62,488
Transport and storage	712,522	44,985	757,507	29,081	100	29,181
Telecommunications	406,382	71	406,453	6,688	6	6,694
Financial services	510,794	-	510,794	5,006	-	5,006
Business services	-	-	-	-	-	-
Real estate services	2,623,778	4,691	2,628,469	49,956	10	49,966
Student Loans	-	-	-	-	-	-
Public administration, defense and police	-	-	-	-	-	-
Social and other communal services	5,453,197	1,559	5,454,756	196,629	20	196,649
Personal services	-	-	-	-	-	-
Subtotal	18,003,881	67,776	18,071,657	669,463	769	670,232
Residential Mortgage loans	17,069,639	3,800	17,073,439	148,374	7	148,381
Consumer loans	5,596,882	1,468	5,598,350	335,241	135	335,376
Contingent loan exposure	2,585,936	115,589	2,701,525	40,048	234	40,282

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

l.   Residential mortgage loans and their provisions by the range of outstanding loan principal over the value of the mortgage collateral (LTV) and days past due, respectively:

Residential mortgage loans and their provisions as of September 30, 2024, and December 31, 2023, are as follows:

As of September 30, 2024 Loan / Collateral Value (%)	Residential Mortgage loans (Ch$mn)						Provisions established for Residential Mortgage Loans (Ch$mn)					
	Days past due at the end of the period						Days past due at the end of the period					
	0	1 to 29	30 to 59	60 to 89	>= 90	Total	0	1 to 29	30 to 59	60 to 89	>= 90	Total
LTV <= 40%	1,540,124	10,194	32,437	19,581	29,630	**1,631,966**	2,756	145	907	939	4,112	**8,859**
40% < LTV <= 80%	13,058,688	38,466	339,836	205,056	332,473	**13,974,519**	34,826	884	10,704	10,438	64,245	**121,097**
80% < LTV <= 90%	1,590,414	366	37,506	26,728	47,218	**1,702,232**	6,728	66	1,535	1,578	11,330	**21,237**
LTV > 90%	247,321	98	8,182	3,396	8,871	**267,868**	1,656	9	442	240	2,405	**4,752**
Total	**16,436,547**	**49,124**	**417,961**	**254,761**	**418,192**	**17,576,585**	**45,966**	**1,104**	**13,588**	**13,195**	**82,092**	**155,945**

As of December 31, 2023 Loan / Collateral Value (%)	Residential Mortgage loans (Ch$mn)						Provisions established for Residential Mortgage Loans (Ch$mn)					
	Days past due at the end of the period						Days past due at the end of the period					
	0	1 to 29	30 to 59	60 to 89	>= 90	Total	0	1 to 29	30 to 59	60 to 89	>= 90	Total
LTV <= 40%	1,448,210	34,125	17,376	3,300	23,037	**1,526,048**	2,282	781	707	151	7,636	**11,557**
40% < LTV <= 80%	12,760,843	319,652	190,336	14,712	240,577	**13,526,120**	28,845	9,159	8,743	758	68,877	**116,382**
80% < LTV <= 90%	1,683,903	38,720	24,823	–	33,314	**1,780,760**	5,792	1,516	1,300	–	8,272	**16,880**
LTV > 90%	226,806	5,843	2,366	50	5,446	**240,511**	1,287	308	165	8	1,794	**3,562**
Total	**16,119,762**	**398,340**	**234,901**	**18,062**	**302,374**	**17,073,439**	**38,206**	**11,764**	**10,915**	**917**	**86,579**	**148,381**

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

m.   **Interbank commercial loans and their provisions established by classification category**

The distribution of provisions by classification category for interbank and commercial loans as of September 30, 2024, and December 31, 2023, are as follows:

Distribution of provisions by classification category for interbank and commercial loans as of September 30, 2024 (in Ch$mn)	Interbank loans and commercial loans payable to the bank																								Total	Deductible provision for FOGAPE Covid-19 guarantees
	Assessment																						Group				
	Individual																			Total	Normal portfolio	Impaired Portfolio	Total		
	Normal portfolio							Substandard Portfolio					Impaired portfolio													
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal	Total					
Interbank loans																										
Interbank liquidity loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	-	1,086	1,043	-	-	-	2,129	-	-	-	-	-	-	-	-	-	-	-	-	2,129	-	-	-	2,129	-
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Non-transferable deposits with banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other loans with banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	-	1,086	1,043	-	-	-	2,129	-	-	-	-	-	-	-	-	-	-	-	-	2,129	-	-	-	2,129	-
Established provisions	-	1	2	-	-	-	3	-	-	-	-	-	-	-	-	-	-	-	-	3	-	-	-	3	-
% Established provisions		0.09	0.19%	-	-	-	0.14%	-	-	-	-	-	-	-	-	-	-	-	-	0.14%	-	-	-	0.14%	-

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

Interbank loans and commercial loans payable to the bank

Assessment — Individual / Group

Distribution of provisions by classification category for interbank and commercial loans as of September 30, 2024 (in Ch$mn)	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal	Total	Normal portfolio	Impaired Portfolio	Total	Total	Deductible provision for FOGAPE Covid-19 guarantees
Commercial loans																									
Commercial loans	2,532	215,138	1,219,490	1,567,722	1,924,248	1,595,325	6,524,455	621,532	122,029	101,580	102,592	947,733	191,236	113,125	64,762	115,088	95,174	106,988	686,373	8,158,561	4,318,943	441,954	4,760,897	12,919,458	5,246
Foreign trade loans Chilean exports	-	98,361	190,890	276,859	183,734	93,890	843,734	44,967	5,870	4,747	-	55,584	459	-	676	6,279	4,899	4,006	16,319	915,637	11,182	1,521	12,703	928,340	-
Foreign trade loans Chilean imports	-	-	208,695	151,441	242,845	103,464	706,445	10,006	11,666	308	883	22,863	-	38	290	1,797	1,321	9,261	12,707	742,015	61,062	2,612	63,674	805,689	-
Foreign trade loans between third countries	-	-	-	454	-	653	1,107	-	-	-	-	-	-	-	-	-	-	-	-	1,107	-	-	-	1,107	-
Debtors with current accounts	-	33	31,988	16,318	14,519	9,261	72,119	6,836	374	383	349	7,942	444	76	125	254	242	579	1,720	81,781	40,835	8,291	49,126	130,907	-
Credit card debtors	-	1,132	6,161	9,124	7,574	5,819	29,810	1,663	266	139	213	2,281	242	47	46	218	170	277	1,000	33,091	96,746	10,702	107,448	140,539	-
Factoring transactions	-	148,248	412,908	109,548	74,810	45,596	791,110	7,128	50	1,330	171	8,679	26	-	12	409	3	5,188	5,638	805,427	27,946	5,798	33,744	839,171	-
Commercial leasing transactions	2,762	5,563	128,725	193,310	241,860	215,533	787,753	50,124	23,995	12,359	12,556	99,034	29,103	10,286	6,855	2,175	2,977	273	51,669	938,456	166,286	10,205	176,491	1,114,947	18
Student loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	30,453	10,075	40,528	40,528	-
Other loans and receivables	-	901	1,274	1,729	932	439	5,275	865	26	25	1	917	442	181	64	69	38	9,834	10,628	16,820	65,045	6,850	71,895	88,715	-
Subtotal	5,294	469,376	2,200,131	2,326,505	2,690,522	2,069,980	9,761,808	743,121	164,276	120,871	116,765	1,145,033	221,952	123,753	72,830	126,289	104,824	136,406	786,054	11,692,895	4,818,498	498,008	5,316,506	17,009,401	5,264
Established provisions	1	923	3,645	17,947	41,571	44,483	108,570	16,202	3,752	4,796	10,083	34,833	4,439	12,375	18,208	50,514	68,135	122,765	276,436	419,839	73,095	193,386	266,481	686,320	5,264
% Established provisions	0.02%	0.20	0.17%	0.77	1.55	2.15	1.11%	2.18	2.28	3.97	8.64	3.04	2.00	10.00	25.00	40.00	65.00	90.00	35.17	3.59%	1.52	38.83	5.01	4.03%	100.00

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

Distribution of provisions by classification category for interbank and commercial loans as of December 31, 2023 (in Ch$mn)	Interbank loans and commercial loans payable to the bank																							Group			Total	Deductible provision for FOGAPE Covid-19 guarantees
	Assessment																											
	Individual																											
	Normal portfolio							Substandard Portfolio					Impaired portfolio							Total	Normal portfolio	Impaired Portfolio	Total		
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal						
Interbank loans																									
Interbank liquidity loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	19,711	-	48,729	-	-	-	68,440	-	-	-	-	-	-	-	-	-	-	-	-	68,440	-	-	-	68,440	-
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Non-transferable deposits with banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other loans with banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	19,711	-	48,729	-	-	-	68,440	-	-	-	-	-	-	-	-	-	-	-	-	68,440	-	-	-	68,440	-
Established provisions	7	-	107	-	-	-	114	-	-	-	-	-	-	-	-	-	-	-	-	114	-	-	-	114	-
% Established provisions	0.04%	-	0.22%	-	-	-	0.17%	-	-	-	-	-	-	-	-	-	-	-	-	0.17%	-	-	-	0.17%	-

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

Distribution of provisions by classification category for interbank and commercial loans as of December 31, 2023 (in Ch$mn)	Interbank loans and commercial loans payable to the bank																								Deductible provision for FOGAPE Covid-19 guarantees
	Assessment																			Group			Total		
	Individual																			Normal portfolio	Impaired Portfolio	Total			
	Normal portfolio							Substandard Portfolio					Impaired portfolio							Total						
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal						
Commercial loans																									
Commercial loans	2,729	308,941	1,683,41	1,641,41	1,967,23	1,650,07	**7,253,814**	480,902	156,607	91,319	87,072	**815,900**	183,009	65,894	90,768	96,700	100,148	94,190	**630,709**	**8,700,42**	4,147,36	388,645	**4,536,014**	**13,236,43**	10,143
Foreign trade loans Chilean exports	-	293,578	203,815	289,784	147,905	113,075	**1,048,157**	29,554	5,190	1,601	-	**36,345**	1,133	-	3,108	3,697	4,774	4,386	**17,098**	**1,101,600**	10,206	1,090	**11,296**	**1,112,896**	-
Foreign trade loans Chilean imports	-	5,815	198,090	176,967	301,665	73,835	**756,372**	7,348	86	961	1,531	**9,926**	-	4,589	962	419	2,487	3,291	**11,748**	**778,046**	48,973	1,484	**50,457**	**828,503**	-
Foreign trade loans between third countries	-	-	-	529	-	749	**1,278**	-	-	-	-	**-**	-	-	-	-	-	-	**-**	**1,278**	-	-	**-**	**1,278**	-
Debtors with current accounts	-	7,034	37,420	17,740	14,114	10,614	**86,922**	10,792	951	541	152	**12,436**	408	105	249	296	486	1,086	**2,630**	**101,988**	33,646	8,109	**41,755**	**143,743**	-
Credit card debtors	-	1,040	5,426	10,097	7,781	7,080	**31,424**	1,639	648	101	252	**2,640**	294	175	131	100	232	464	**1,396**	**35,460**	92,497	10,260	**102,757**	**138,217**	-
Factoring transactions	2,052	165,588	534,099	119,565	74,940	60,356	**956,600**	14,239	729	-	-	**14,968**	12	538	-	829	667	952	**2,998**	**974,566**	40,109	5,898	**46,007**	**1,020,573**	-
Commercial leasing transactions	3,514	3,228	120,796	237,940	266,581	245,672	**877,731**	72,400	25,905	10,042	8,027	**116,374**	28,802	15,074	9,170	3,362	2,844	152	**59,404**	**1,053,509**	176,260	9,208	**185,468**	**1,238,977**	27
Student loans	-	-	-	-	-	-	**-**	-	-	-	-	**-**	-	-	-	-	-	-	**-**	**-**	36,755	10,329	**47,084**	**47,084**	-
Other loans and receivables	-	429	927	1,615	971	606	**4,548**	230	24	15	7	**276**	922	54	115	1,034	94	9,845	**12,064**	**16,888**	281,631	5,430	**287,061**	**303,949**	-
Subtotal	8,295	785,653	2,783,99	2,495,65	2,781,19	2,162,06	11,016,84	617,104	190,140	104,580	97,041	1,008,865	214,580	86,429	104,503	106,437	111,732	114,366	738,047	12,763,7	4,867,44	440,453	5,307,899	18,071,65	10,170
Established provisions	2	1,174	4,949	16,613	34,601	35,391	92,730	13,423	4,985	4,645	7,605	30,658	4,292	8,643	26,126	42,575	72,625	102,931	257,192	380,580	68,151	211,331	279,482	660,062	10,170
% Established provisions	0.02%	0.15	0.18%	0.67	1.24	1.64	0.84%	2.18	2.62	4.44	7.84	3.04	2.00	10.00	25.00	40.00	65.00	90.00	34.85	2.98%	1.40	47.98	5.27	3.65%	100.00

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

n.　　Loans and their established provisions by the number of days past due

Distribution of credit risk by days past due as of September 30, 2024, and December 31, 2023, is as follows:

Distribution of credit risk by days past due As of September 30, 2024 (Ch$mn)	Loan exposure before provisions						Established provisions									
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total	Normal portfolio		Substandard Portfolio	Impaired portfolio		Subtotal	Deductible FOGAPE Covid-19 guarantees	Total	Net financial assets
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment					
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Interbank loans															
0 days	2,129	-	-	-	-	**2,129**	3	-	-	-	-	**3**	-	**3**	**2,126**
1 to 29 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	**-**
30 to 59 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	**-**
60 to 89 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	**-**
> = 90 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	**-**
Subtotal	**2,129**	**-**	**-**	**-**	**-**	**2,129**	**3**	**-**	**-**	**-**	**-**	**3**	**-**	**3**	**2,126**
Commercial loans															
0 days	9,753,793	4,611,197	1,109,607	295,284	92,305	**15,862,186**	108,431	49,158	33,363	81,391	32,518	**304,861**	4,852	**309,713**	**15,552,473**
1 to 29 days	7,043	68,012	14,473	55,085	8,799	**153,412**	130	4,116	802	17,172	3,120	**25,340**	110	**25,450**	**127,962**
30 to 59 days	862	88,887	12,941	13,736	35,182	**151,608**	5	10,493	408	3,553	12,456	**26,915**	30	**26,945**	**124,663**
60 to 89 days	2	50,402	8,012	37,979	49,082	**145,477**	-	9,328	260	10,074	17,596	**37,258**	31	**37,289**	**108,188**
> = 90 days	108	-	-	383,970	312,640	**696,718**	4	-	-	164,246	127,696	**291,946**	241	**292,187**	**404,531**
Subtotal	**9,761,808**	**4,818,498**	**1,145,033**	**786,054**	**498,008**	**17,009,401**	**108,570**	**73,095**	**34,833**	**276,436**	**193,386**	**686,320**	**5,264**	**691,584**	**16,317,817**
Residential Mortgage loans															
0 days	-	16,203,985	-	-	233,039	**16,437,024**	-	25,219	-	-	20,747	**45,966**	-	**45,966**	**16,391,058**
1 to 29 days	-	39,886	-	-	9,238	**49,124**	-	207	-	-	897	**1,104**	-	**1,104**	**48,020**
30 to 59 days	-	324,160	-	-	93,326	**417,486**	-	5,480	-	-	8,108	**13,588**	-	**13,588**	**403,898**
60 to 89 days	-	138,573	-	-	116,188	**254,761**	-	3,117	-	-	10,078	**13,195**	-	**13,195**	**241,566**
> = 90 days	-	-	-	-	418,190	**418,190**	-	-	-	-	82,092	**82,092**	-	**82,092**	**336,098**
Subtotal	**-**	**16,706,604**	**-**	**-**	**869,981**	**17,576,585**	**-**	**34,023**	**-**	**-**	**121,922**	**155,945**	**-**	**155,945**	**17,420,640**
Consumer loans															
0 days	-	5,162,918	-	-	86,313	**5,249,231**	-	125,139	-	-	40,783	**165,922**	-	**165,922**	**5,083,309**
1 to 29 days	-	166,008	-	-	26,063	**192,071**	-	22,576	-	-	12,552	**35,128**	-	**35,128**	**156,943**
30 to 59 days	-	60,839	-	-	26,029	**86,868**	-	11,171	-	-	12,881	**24,052**	-	**24,052**	**62,816**
60 to 89 days	-	44,108	-	-	30,738	**74,846**	-	8,466	-	-	16,114	**24,580**	-	**24,580**	**50,266**
> = 90 days	-	-	-	-	133,470	**133,470**	-	-	-	-	102,158	**102,158**	-	**102,158**	**31,312**
Subtotal	**-**	**5,433,873**	**-**	**-**	**302,613**	**5,736,486**	**-**	**167,352**	**-**	**-**	**184,488**	**351,840**	**-**	**351,840**	**5,384,646**
Total loans	**9,763,937**	**26,958,975**	**1,145,033**	**786,054**	**1,670,602**	**40,324,601**	**108,573**	**274,470**	**34,833**	**276,436**	**499,796**	**1,194,108**	**5,264**	**1,199,372**	**39,125,229**

NOTE 13 - FINANCIAL ASSETS AT AMORTIZED COST, continued

Distribution of credit risk by days past due As of December 31, 2023 (Ch$mn)	Loan exposure before provisions						Established provisions						Deductible FOGAPE Covid-19 guarantees	Total	Net financial assets
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total	Normal portfolio		Substandard Portfolio	Impaired portfolio		Subtotal			
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment					
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Interbank loans															
0 days	68,440	-	-	-	-	**68,440**	114	-	-	-	-	**114**	-	**114**	68,326
1 to 29 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	-
30 to 59 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	-
60 to 89 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	-
> = 90 days	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	-
Subtotal	**68,440**	**-**	**-**	**-**	**-**	**68,440**	**114**	**-**	**-**	**-**	**-**	**114**	**-**	**114**	**68,326**
Commercial loans															
0 days	10,953,466	4,695,123	942,836	221,181	87,741	**16,900,347**	92,218	52,076	27,187	56,469	30,223	**258,173**	9,493	**267,666**	16,632,681
1 to 29 days	39,578	107,390	27,361	26,095	33,807	**234,231**	204	7,387	1,094	5,415	12,201	**26,301**	132	**26,433**	207,798
30 to 59 days	23,443	52,897	20,817	60,097	39,000	**196,254**	308	6,684	363	26,683	14,462	**48,500**	63	**48,563**	147,691
60 to 89 days	359	12,036	17,851	58,500	11,782	**100,528**	-	2,004	2,014	12,557	4,269	**20,844**	78	**20,922**	79,606
> = 90 days	-	-	-	372,174	268,123	**640,297**	-	-	-	156,068	150,176	**306,244**	404	**306,648**	333,649
Subtotal	**11,016,846**	**4,867,446**	**1,008,865**	**738,047**	**440,453**	**18,071,657**	**92,730**	**68,151**	**30,658**	**257,192**	**211,331**	**660,062**	**10,170**	**670,232**	**17,401,425**
Residential Mortgage loans															
0 days	-	15,940,266	-	-	141,590	**16,081,856**	-	23,767	-	-	12,589	**36,356**	-	**36,356**	16,045,500
1 to 29 days	-	335,778	-	-	77,865	**413,643**	-	5,128	-	-	6,883	**12,011**	-	**12,011**	401,632
30 to 59 days	-	151,511	-	-	92,074	**243,585**	-	3,226	-	-	7,983	**11,209**	-	**11,209**	232,376
60 to 89 days	-	10,384	-	-	8,247	**18,631**	-	229	-	-	704	**933**	-	**933**	17,698
> = 90 days	-	-	-	-	315,724	**315,724**	-	-	-	-	87,872	**87,872**	-	**87,872**	227,852
Subtotal	**-**	**16,437,939**	**-**	**-**	**635,500**	**17,073,439**	**-**	**32,350**	**-**	**-**	**116,031**	**148,381**	**-**	**148,381**	**16,925,058**
Consumer loans															
0 days	-	5,049,943	-	-	78,863	**5,128,806**	-	125,191	-	-	40,835	**166,026**	-	**166,026**	4,962,780
1 to 29 days	-	156,591	-	-	24,360	**180,951**	-	22,181	-	-	12,281	**34,462**	-	**34,462**	146,489
30 to 59 days	-	70,556	-	-	28,319	**98,875**	-	12,797	-	-	14,851	**27,648**	-	**27,648**	71,227
60 to 89 days	-	45,260	-	-	26,500	**71,760**	-	9,176	-	-	15,570	**24,746**	-	**24,746**	47,014
> = 90 days	-	-	-	-	117,958	**117,958**	-	-	-	-	82,494	**82,494**	-	**82,494**	35,464
Subtotal	**-**	**5,322,350**	**-**	**-**	**276,000**	**5,598,350**	**-**	**169,345**	**-**	**-**	**166,031**	**335,376**	**-**	**335,376**	**5,262,974**
Total loans	**11,085,286**	**26,627,735**	**1,008,865**	**738,047**	**1,351,953**	**40,811,886**	**92,844**	**269,846**	**30,658**	**257,192**	**493,393**	**1,143,933**	**10,170**	**1,154,103**	**39,657,783**

NOTE 14 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES

The Interim Consolidated Statements of Financial Position include investments in companies of Ch$57,467 million and Ch$55,284 million, respectively as of September 30, 2024, and December 31, 2023, as follows:

	Institutions share participation		Investment Investment Value	
	As of September 30,	As of December 31,	As of September 30,	As of December 31,
	2024	2023	2024	2023
	%	%	Ch$mn	Ch$mn
Companies				
Centro de Compensación Automatizado SA	33.33	33.33	6,131	4,863
Sociedad Interbancaria de Depósito de Valores SA	29.29	29.29	2,802	2,615
Cámara de Compensación de Alto Valor SA	14.27	15.00	1,202	1,199
Administrador Financiero del Transantiago SA	20.00	20.00	1,317	4,285
Servicios de Infraestructura de Mercado OTC SA	12.48	12.48	1,902	1,824
Redbanc SA	33.43	33.43	4,918	4,168
Transbank SA	25.00	25.00	36,060	32,736
Subtotal			**54,332**	**51,690**
Minority investments				
Security Exchanges			3,120	3,575
Other			15	19
Subtotal			**3,135**	**3,594**
Total			**57,467**	**55,284**

The equity investments have been irrevocably designated at fair value through other comprehensive income and are therefore carried at the market value per IFRS 9 Financial Instruments.

1. Summary of financial information of Associates as of September 30, 2024, and December 31, 2023:

	As of September 30, 2024				As of December 31, 2023			
	Assets	Liabilities	Capital	Profit (loss)	Assets	Liabilities	Capital	Profit (loss)
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Centro de Compensación Automatizado	21,921	3,892	14,384	3,645	17,362	3,280	9,024	5,058
Sociedad Interbancaria de Depósito de Valores SA	9,566	—	8,263	1,303	8,938	525	6,695	1,718
Cámara de Compensación de Alto Valor SA	9,738	1,606	7,687	445	9,167	1,343	7,252	572
Administrador Financiero del Transantiago SA	55,126	45,585	7,339	2,202	67,582	47,241	16,725	3,616
Servicios de Infraestructura de Mercado OTC SA	28,664	13,708	13,982	974	32,888	18,578	13,250	1,060
Redbanc SA	29,625	14,913	12,302	2,410	27,330	14,862	11,712	756
Transbank SA	1,428,670	1,284,432	137,956	6,282	1,409,045	1,278,102	111,143	19,800
Total	**1,583,310**	**1,364,136**	**201,913**	**17,261**	**1,572,312**	**1,363,931**	**175,801**	**32,580**

2. Restrictions on the ability of the Associates to transfer funds to investors.

There are no significant restrictions on the ability of associates to transfer funds to the Bank in the form of cash dividends or repayment of loans or advances.

NOTE 14 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES, continued

3.   The movement in investments in companies is as follows:

	As of September 30,	As of December 31,
	2024	2023
	Ch$mn	Ch$mn
Initial book value	55,284	46,586
Acquisition of investments	-	-
Sale of investments	(38)	-
Participation in income	6,368	8,404
Dividends received	(966)	(2,944)
Other equity adjustments (*)	(3,181)	3,238
Totales	**57,467**	**55,284**

(*) This pertains to the market value of the investments in other companies in the country, as specified in the CASB.

4.   The objective evidence indicated in IAS 28 'Investments in Associates and Joint Ventures' has been evaluated, and no impairment of the Bank's investments has been detected.

NOTE 15 - INTANGIBLE ASSETS

The composition of this item as of September 30, 2024, and December 31, 2023, is as follows:

	Opening net balance January 1, 2024	As of September 30, 2024		
		Gross balance	Accumulated amortization	Net balance
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Software or computer programs	97,551	410,387	(321,010)	89,377
Total	**97,551**	**410,387**	**(321,010)**	**89,377**

	Opening net balance January 1, 2023	As of December 31, 2023		
		Gross balance	Accumulated amortization	Net balance
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Software or computer programs	107,789	378,800	(281,249)	97,551
Total	**107,789**	**378,800**	**(281,249)**	**97,551**

The movement in intangible assets during the periods September 30, 2024, and December 31, 2023, is as follows:

i. **Gross balance**

Gross balances	Software Development Computer Programs Ch$mn
Balance as of January 1, 2024	**378,800**
Additions	31,699
Disposals	-
Impairment	-
Reclassifications / Other	(112)
Balance as of September 30, 2024	**410,387**
	—
Balance as of January 1, 2023	**351,309**
Additions	45,067
Disposals	(5,415)
Impairment	-
Reclassifications / Other	(12,161)
Balance as of December 31, 2023	**378,800**

NOTE 15 - INTANGIBLE ASSETS, continued

ii.   **Accumulated amortization**

Accumulated amortization	Software Development Computer Programs Ch$mn
Balance as of January 1, 2024	**(281,249)**
Amortization for the year	(39,848)
Withdrawals/disposals	-
Impairment	-
Reclassifications / Other	87
Balance as of September 30, 2024	**(321,010)**
	-
Balance as of January 1, 2023	**(243,520)**
Amortization for the year	(53,393)
Withdrawals/disposals	5,415
Impairment	(1,912)
Reclassifications / Other	12,161
Balance as of December 31, 2023	**(281,249)**

The Bank has no restrictions on intangibles as of September 30, 2024, and December 31, 2023. Additionally, no intangibles have been pledged as collateral for the fulfillment of obligations. Furthermore, there are no amounts payable for intangibles by the Bank as of the same dates

NOTE 16 – FIXED ASSETS

The composition of the items as of September 30, 2024, and December 31, 2023 , is as follows:

	Opening net balance January 1, 2024	As of September 30, 2024		
		Gross Balance	Accumulated depreciation	Net Balance
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Buildings	92,537	181,284	(95,782)	85,502
Land	14,632	14,142	–	14,142
Equipment	66,356	368,714	(295,472)	73,242
Other	25,219	98,100	(77,802)	20,298
Total	198,744	662,240	(469,056)	193,184

	Opening net balance January 1, 2023	As of December 31, 2023		
		Gross Balance	Accumulated depreciation	Net Balance
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Buildings	97,067	181,969	(89,432)	92,537
Land	15,022	14,632	–	14,632
Equipment	46,883	341,688	(275,332)	66,356
Other	30,392	101,082	(75,863)	25,219
Total	189,364	639,371	(440,627)	198,744

The movement in fixed assets on September 30, 2024, and December 31, 2023, is as follows:

i. **Gross balance**

2024	Buildings	Land	Equipment	Other	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2024	181,969	14,632	341,688	101,082	639,371
Additions	2,496	–	23,887	2,994	29,377
Other changes	(881)	(373)	(4,087)	(3,127)	(8,468)
Reclassifications / Other	(2,300)	(117)	7,226	(2,849)	1,960
Balance as of September 30, 2024	181,284	14,142	368,714	98,100	662,240

2023	Buildings	Land	Equipment	Other	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2023	179,054	15,022	294,672	100,886	589,634
Additions	13,809	–	25,697	17,155	56,661
Other changes	(2,795)	(390)	(1,440)	(3,510)	(8,135)
Reclassifications / Other	(8,099)	–	22,759	(13,449)	1,211
Balance as of December 31, 2023	181,969	14,632	341,688	101,082	639,371

NOTE 16 – FIXED ASSETS, continued

ii.   **Accumulated depreciation**

2024	Buildings Ch$mn	Land Ch$mn	Equipment Ch$mn	Other Ch$mn	Total Ch$mn
Balance as of January 1, 2024	(89,432)	—	(275,332)	(75,863)	(440,627)
Depreciation charges for the period	(5,933)	-	(26,529)	(3,323)	(35,785)
Disposals and sales for the period	539	-	5,367	1,384	7,290
Reclassifications / Other	(956)	-	1,022	-	66
Balance as of September 30, 2024	(95,782)	-	(295,472)	(77,802)	(469,056)

2023	Buildings Ch$mn	Land Ch$mn	Equipment Ch$mn	Other Ch$mn	Total Ch$mn
Balance as of January 1, 2023	(81,987)	—	(247,789)	(70,494)	(400,270)
Depreciation charges for the year	(9,449)	-	(28,674)	(8,778)	(46,901)
Disposals and sales for the year	2,021	-	1,131	3,409	6,561
Reclassifications / Other	(17)	-	-	-	(17)
Balance as of December 31, 2023	(89,432)	-	(275,332)	(75,863)	(440,627)

The Bank has no restrictions on fixed assets as of September 30, 2024, and December 31, 2023. Additionally, no fixed assets have been pledged as collateral for the fulfillment of obligations. Furthermore, there are no amounts payable for fixed assets by the Bank as of the same dates

NOTE 17 – RIGHT OF USE ASSETS AND LEASE CONTRACTS OBLIGATIONS

The composition of the right-to-use lease assets as of September 30, 2024, and December 31, 2023, is as follows:

	As of September 30, 2024			
	Opening net balance January 1, 2024	Gross Balance	Accumulated depreciation	Net Balance
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Buildings	100,449	191,545	(114,211)	77,334
Improvements to leased properties	53,079	139,980	(86,954)	53,026
Total	153,528	331,525	(201,165)	130,360

	As of December 31, 2023			
	Opening net balance January 1, 2023	Gross Balance	Accumulated depreciation	Net Balance
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Buildings	133,795	215,411	(114,962)	100,449
Improvements to leased properties	48,731	136,911	(83,832)	53,079
Total	182,526	352,322	(198,794)	153,528

1. The movement in the right-to-use lease assets as of September 30, 2024, and December 31, 2023, is as follows:

i.   Gross balance

2024	Buildings	Improvements to leased properties	Total
	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2024	215,411	136,911	352,322
Additions	5,778	10,769	16,547
Other changes	(30,009)	(5,378)	(35,387)
Reclassifications / Other	365	(2,322)	(1,957)
Balance as of September 30, 2024	191,545	139,980	331,525

2023	Buildings	Improvements to leased properties	Total
	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2023	231,603	132,308	363,911
Additions	11,720	17,765	29,485
Other changes	(27,912)	(11,951)	(39,863)
Reclassifications / Other	–	(1,211)	(1,211)
Balance as of December 31, 2023	215,411	136,911	352,322

NOTE 17 – RIGHT OF USE ASSETS AND LEASE CONTRACTS OBLIGATIONS, continued

ii.   Accumulated depreciation

2024	Buildings Ch$mn	Leasehold improvements Ch$mn	Total Ch$mn
Balance as of January 1, 2024	(114,962)	(83,832)	(198,794)
Depreciation charges for the period	(21,176)	(8,903)	(30,079)
Disposals and sales for the period	22,115	5,781	27,896
Reclassifications / Other	(188)	-	(188)
Balance as of September 30, 2024	(114,211)	(86,954)	(201,165)

2023	Buildings Ch$mn	Leasehold improvements Ch$mn	Total Ch$mn
Balance as of January 1, 2023	(97,808)	(83,577)	(181,385)
Depreciation charges for the period	(31,314)	(12,154)	(43,468)
Disposals and sales for the period	14,160	11,882	26,042
Reclassifications / Other	-	17	17
Balance as of December 31, 2023	(114,962)	(83,832)	(198,794)

2.   Obligations under leasing contracts

As of September 30, 2024, and December 31, 2023 , the lease obligations are as follows:

	As of September 30, 2024 Ch$mn	As of December 31, 2023 Ch$mn
Obligations under leasing contracts	82,405	104,516
Total	82,405	104,516

3.   Expenditure related to assets held under leasing contracts:

	As of September 30,	
	2024 Ch$mn	2023 Ch$mn
Depreciation	30,079	33,463
Interests	5,491	2,503
Short-term leasing	13,738	5,702
Total	49,308	41,668

4.   As of September 30, 2024, and December 31, 2023, the maturity of lease obligations, according to their contractual maturity, is as follows:

	As of September 30, 2024 Ch$mn	As of December 31, 2023 Ch$mn
Due within 1 year	17,351	20,716
Due after 1 to 2 years	16,793	19,696
Due after 2 to 3 years	13,722	17,750
Due after 3 to 4 years	9,827	12,949
Due after 4 to 5 years	8,505	9,964
Due after 5 years	16,207	23,441
Total	82,405	104,516

NOTE 17 - RIGHT OF USE ASSETS AND LEASE CONTRACTS OBLIGATIONS, continued

5. Operating Leases - Lessor

As of September 30, 2024, and December 31, 2023, the future minimum rents to be received from non-cancellable operating leases are as follows:

	As of September 30,	As of December 31,
	2024	2023
	Ch$mn	Ch$mn
Due within 1 year	1,615	1,012
Due after 1 to 2 years	1,990	1,874
Due after 2 to 3 years	1,196	787
Due after 3 to 4 years	898	736
Due after 4 to 5 years	760	522
Due after 5 years	3,442	852
Total	**9,901**	**5,783**

6. As of September 30, 2024, and December 31, 2023 , the Bank has no financial lease contracts that cannot be unilaterally terminated.

7. The Bank has no restrictions on_right of use assets as of September 30, 2024, and December 31, 2023. Furthermore, no right of use assets have been pledged as collateral to fulfil obligations. At the same time, no amounts are owed on right of use assets by the Bank in the same period.

NOTE 18 - CURRENT AND DEFERRED TAXES

1.   **Current taxes**

As of September 30, 2024, and December 31, 2023, the Bank has set up a first-category income tax provision based on the tax provisions in force. This provision is presented net of payments and credits as follows:

	As of September 30,	As of December 31,
	2024	2023
	Ch$mn	Ch$mn
Summary of current tax liabilities (assets)		
Current taxes (assets)	(135)	(146)
Current tax liabilities	34,109	163,878
Total net taxes payable (recoverable)	**33,974**	**163,732**
Details of current tax liabilities (assets) (net)		
Income tax (27%)	165,489	256,257
Minus:		
Monthly provisional payments	(130,873)	(89,631)
Credit for training expenses	(1,136)	(2,242)
Credits for donations	(350)	(1,371)
Other	844	719
Total taxes payable (recoverable)	**33,974**	**163,732**

2.   **Results from taxes**

The tax expense presented in the Income Statement for the periods from January 1 to September 30, 2024, and 2023, is composed of the following items:

	For the period of 9 months until September 30,		For the quarter ended September 30,	
	2024	2023	2024	2023
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Income tax expense				
Current year tax	165,288	173,307	49,425	86,588
Deferred tax credits (charges)				
Origination and reversal of temporary differences	24,950	(124,709)	9,886	(74,437)
Subtotal	**190,238**	**48,598**	**59,311**	**12,151**
Tax on rejected expenses Article N°21	271	251	51	65
Other	(36,373)	(11,045)	(5)	1,064
Net income tax expense	**154,136**	**37,804**	**59,357**	**13,280**

NOTE 18 - CURRENT AND DEFERRED TAXES, continued

3.   Reconciliation of the effective tax rate

The reconciliation between the income tax rate and the effective tax rate applied in determining the tax expense as of September 30, 2024, and 2023, is shown below.

	For the period of 9 months until September 30,			
	2024		2023	
	Tax Rate	Amount	Tax Rate	Amount
	%	Ch$mn	%	Ch$mn
Tax calculated on profit before taxes	27.00	201,136	27.00	100,451
Permanent differences (*)	(9.06)	(67,510)	(14.35)	(53,389)
Non-deductible expenses	0.04	271	0.07	251
Other	2.72	20,239	(2.56)	(9,509)
Effective rate and income tax expense	**20.70**	**154,136**	**10.16**	**37,804**

(*) Corresponds mainly to permanent differences arising from the Price-Level Restatement of Equity in tax books.

	For the quarter ended September 30,			
	2024		2023	
	Tax Rate	Amount	Tax Rate	Amount
	%	Ch$mn	%	Ch$mn
Tax calculated on profit before taxes	—	82,748	—	20,221
Permanent differences (*)	(0.14)	(28,393)	1.27	(6,962)
Non-deductible expenses	(0.01)	51	—	65
Other	(0.77)	4,951	0.63	(44)
Effective rate and income tax expense	**(0.92)**	**59,357**	**1.90**	**13,280**

(*) Corresponds mainly to permanent differences arising from the Price-Level Restatement of Equity in tax books.

4.   Effect of deferred taxes on equity

The following is a summary of the effect of deferred tax on equity, separately showing the balances corresponding to assets and liabilities for the periods ended September 30, 2024, and December 31, 2023:

	As of September 30,	As of December 31,
	2024	2023
	Ch$mn	Ch$mn
Deferred tax assets (OCI)		
Financial investment instruments	20,693	30,150
Cash flow hedges	19,299	24,599
Total deferred tax assets with effect in others comprehensive income	**39,992**	**54,749**
Deferred tax liabilities		
Financial investment instruments	(1,058)	(5,919)
Cash flow hedges	-	(47,391)
Total deferred tax liabilities with effect on others comprehensive income	**(1,058)**	**(53,310)**
Net deferred tax balances in equity	**38,934**	**1,439**
Deferred taxes in equity attributable to equity holders of the bank	39,393	1,938
Deferred tax in equity attributable to non-controlling interests	(459)	(499)

NOTE 18 - CURRENT AND DEFERRED TAXES, continued

5.   **Effect of deferred taxes on income**

As of September 30, 2024, and December 31, 2023, , the Bank has recorded the effects of deferred taxes in its Interim Consolidated Financial Statements.

Below are the effects of deferred taxes on assets, liabilities and results allocated due to temporary differences:

	As of September 30,	As of December 31,
	2024	2023
	Ch$mn	Ch$mn
Deferred tax assets		
Interest and readjustments	22,242	19,679
Extraordinary charge-off	39,756	38,421
Goods received in lieu of payment	3,272	1,753
Valuation of fixed assets	5,399	6,426
Provision for loan losses	332,502	328,235
Provision for expenses	75,460	77,149
Derivatives	268	275
Leased assets	88,346	106,230
Subsidiaries tax loss	922	1,108
Right-of-use assets	22,249	27,761
Other	-	53,143
Total deferred tax assets	**590,416**	**660,180**
Deferred tax liabilities		
Valuation of investments	(5,313)	(473)
Anticipated expenses	(27,349)	(19,829)
Valuation provision	-	-
Derivatives	(124,248)	(171,601)
Lease obligations	(21,399)	(27,433)
Exchange rate adjustments	(835)	(5,854)
Other	(12,659)	(11,427)
Total deferred tax liabilities	**(191,803)**	**(236,617)**

6.   **Breakdown of deferred taxes**

Below is a breakdown of deferred taxes, considering their effect on equity and results.

	As of September 30,	As of December 31,
	2024	2023
	Ch$mn	Ch$mn
Deferred tax assets		
With an effect on other comprehensive income	39,992	54,749
With an effect on income	590,416	660,180
Total deferred tax assets	**630,408**	**714,929**
Deferred tax liabilities		
With an effect on other comprehensive income	(1,058)	(53,310)
With an effect on income	(191,803)	(236,617)
Total deferred tax liabilities	**(192,861)**	**(289,927)**

NOTE 18 - CURRENT AND DEFERRED TAXES, continued

7. **Presentation of taxes in the Interim financial statements**

At the date of these Interim Consolidated Financial Statements, taxes are presented as follows:

Deferred taxes	As of September 30, 2024 Ch$mn	As of December 31, 2023 Ch$mn
Deferred tax assets before reclassifying	630,408	714,929
Reclassifying (netting)	(192,861)	(286,380)
Deferred tax asset after reclassifying	**437,547**	**428,549**
Deferred tax liabilities before reclassifying	(192,861)	(289,927)
Reclassifying (netting)	192,861	286,380
Deferred tax liabilities after reclassifying	**—**	**(3,547)**

Current taxes	As of September 30, 2024 Ch$mn	As of December 31, 2023 Ch$mn
Current tax asset before reclassifying	132,454	93,605
Reclassifying (netting)	(132,319)	(93,459)
Current tax asset after reclassifying	**135**	**146**
Current tax liabilities before reclassifying	(166,428)	(257,337)
Reclassifying (netting)	132,319	93,459
Current tax liabilities after reclassifying	**(34,109)**	**(163,878)**

8. **Complementary information related to Circular No 47 (2009) issued by the Internal Tax Service and the FMC**

For the purposes of disclosure and substantiation of provisions and write-offs, banks must include in the tax note of their Interim Consolidated Financial Statements a detailed account of the movements and effects generated by the application of Article 31, No. 4 of the Income Tax Law (LIR), as established in the document annexed to the joint circular.

i. *Loans and receivables*

	As of September 30, 2024				As of December 31, 2023			
		Assets at tax value				Assets at tax value		
			Overdue portfolio				Overdue portfolio	
	Assets at financial value	Total	With collateral	Without collateral	Assets at financial value	Total	With collateral	Without collateral
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Interbank loans	2,129	2,129	-	-	68,440	68,440	-	-
Commercial loans	15,055,283	15,114,618	305,177	224,492	16,278,307	16,334,697	261,073	196,113
Consumer loans	5,734,879	5,840,317	4,464	38,400	4,771,232	4,883,457	5,398	40,513
Mortgage loans	17,576,584	17,610,703	120,799	948	17,073,439	17,102,303	83,577	740
Total	**38,368,875**	**38,567,767**	**430,440**	**263,840**	**38,191,418**	**38,388,897**	**350,048**	**237,366**

NOTE 18 - CURRENT AND DEFERRED TAXES, continued

ii.   *Provision on the overdue portfolio without collateral*

	Balance as of 01-01-2024	Charge-offs against provision	Established provisions	Released provisions	Balance as of 30-09-2024
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Commercial loans	196,113	(98,567)	399,530	(272,584)	224,492
Consumer loans	40,513	(156,307)	187,209	(33,015)	38,400
Mortgage loans	740	(10,756)	45,090	(34,126)	948
Total	**237,366**	**(265,630)**	**631,829**	**(339,725)**	**263,840**

	Balance as of 01-01-2023	Charge-offs against provision	Established provisions	Released provisions	Balance as of 31-12-2023
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Commercial loans	124,060	(74,137)	396,030	(249,840)	196,113
Consumer loans	11,088	(137,687)	198,358	(31,246)	40,513
Mortgage loans	459	(10,603)	45,624	(34,740)	740
Total	**135,607**	**(222,427)**	**640,012**	**(315,826)**	**237,366**

iii.   *Direct charge-offs and recoveries*

	As of September 30, 2024	As of December 31, 2023
	Ch$mn	Ch$mn
Direct Charge-offs Art 31 No 4, paragraph III	(8,274)	(12,931)
Condonations that originated liberation of provisions	-	-
Recoveries or renegotiations of impaired loans	100,488	102,665
Total	**92,214**	**89,734**

iv. *Application of Article 31 No 4 paragraphs I. and IV.*

	As of September 30, 2024	As of December 31, 2023
	Ch$mn	Ch$mn
Charge-offs under paragraph I	-	-
Charge-offs under paragraph IV	(1,211)	(1,564)
Total	**(1,211)**	**(1,564)**

NOTE 19 - OTHER ASSETS

The composition of the item 'Other Assets' as of September 30, 2024, and December 31, 2023, is as follows:

	As of September 30,	As of December 31,
	2024	2023
	Ch$mn	Ch$mn
Other assets		
Assets to be leased out as lessor (1)	41,975	20,988
Cash guarantees provided for derivative financial transactions (2)	1,813,453	2,238,900
Debtors by financial instrument intermediation	62,343	33,260
Accounts receivable from third parties	181,826	199,746
VAT tax credit receivable	12,905	55,614
Pre-paid expenses (3)	120,487	169,603
Valuation adjustments for macro hedges (4)	280,205	160,370
Assets backing obligations of defined benefit pension plans	369	233
Investments in gold	1,049	819
Other cash guarantees provided (5)	74,564	2
Pending operations	13,698	13,453
Other assets	171,746	153,619
Total	**2,774,620**	**3,046,607**

1.   These correspond to assets available to be delivered under financial leasing arrangements.

2.   These are guarantees associated with certain derivative contracts. These guarantees are triggered when the valuation of derivatives exceeds thresholds defined in the respective contracts and may work in favor of or against the Bank.

3.   This category includes prepaid expenses related to the Santander LATAM Pass program. These expenses will naturally be consumed as customers use the Bank's transactional products, leading to the assignment of the respective LATAM Pass miles (a loyalty program managed by LATAM Airlines Group S.A.).

4.   This corresponds to the balances of market value valuation of net assets or liabilities subject to macro hedging (Note No. 12).

5.   These are cash guarantees with the clearinghouse for low-value payments, which came into effect starting in 2024.

NOTE 20 - NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE AND LIABILITIES INCLUDED IN DISPOSAL GROUPS HELD FOR SALE

The composition of the category "non-current assets and disposal group held for sale" and "liabilities included in disposal groups held for sale" as of September 30, 2024, and December 31, 2023, is as follows:

	As of September 30,	As of December 31,
	2024	2023
	Ch$mn	Ch$mn
Assets received in payment or awarded in a judicial auction (1)		
Assets received in lieu of payment	16,781	16,511
Assets awarded in a judicial auction	31,321	21,968
Provisions for assets received in lieu of payment or awarded in a judicial auction	(2,664)	(1,235)
Non-current assets held for sale		
Assets from the recovery of goods sold under financial leasing operations	1,586	5,146
Disposable groups for sale	-	-
Total	**47,024**	**42,390**

1. Assets received in payment are those received in place of overdue debts from customers. The aggregate assets held in this way must not exceed 20% of the Bank's regulatory capital. Currently, these assets represent 0.25% (0.24% as of December 31, 2022) of the Bank's regulatory capital. Assets awarded in a judicial auction correspond to those awarded in judicial auctions as repayment of debts previously contracted with the Bank. Assets awarded in a judicial auction are not subject to the aforementioned margin. These immovable properties are assets available for sale. For most assets, the sale is expected to be completed within one year from the asset's reception or acquisition. If such property is not sold within the time frame established in bank regulations, it must be written off. Furthermore, a provision is recorded for the difference between the higher initial award value plus any additions and its appraisal value.

NOTE 21 – FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS

Financial liabilities at fair value through profit or loss comprise the liabilities held for trading. They are classified in this category because they are acquired to sell in the short term.

Financial liabilities held for trading and derivatives that are financial liabilities are measured at fair value, in which gains and losses are taken to the income statement.

As of September 30, 2024, and December 31, 2023, the Bank holds the following portfolio of financial liabilities held for trading at fair value through profit or loss:

	Fair value	
	Liabilities	
	As of September 30,	As of December 31,
	2024	2023
	Ch$mn	Ch$mn
Financial derivatives contracts		
Forwards	1,153,256	1,258,352
Swaps	9,705,551	8,255,283
Call options	606	2,726
Put options	4,951	5,214
Future	-	-
Other	-	-
Subtotal	**10,864,364**	**9,521,575**
Other financial instruments		
Deposits and other demand liabilities	-	-
Time deposits and other term equivalents	-	-
Issued debt instruments	-	-
Other derivatives	-	-
Subtotal	**-**	**-**
Total	**10,864,364**	**9,521,575**

Banco Santander presents financial liabilities for trading at fair value through profit or loss corresponding to financial derivative contracts, mainly forwards and swaps, which hedge the exchange rate and interest rate risk related to future obligations.

NOTE 21 - FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS,continued

The following is a breakdown of the financial derivatives contracted by the Bank as of September 30, 2024, and December 31, 2023, their fair value and the breakdown by the maturity of the notional or contractual values:

	As of September 30, 2024								
	Notionals							Total	Fair value
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years		
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial derivatives contracts									
Currency forwards	-	16,068,909	10,468,551	12,631,675	7,483,194	1,927,004	1,385,398	**49,964,731**	**1,153,256**
Interest rate swaps	-	3,506,400	9,502,418	12,899,718	19,018,521	8,382,990	15,370,740	**68,680,787**	**1,665,514**
Currency and interest rate swaps	-	705,116	2,200,397	9,780,391	21,118,351	10,905,369	20,397,607	**65,107,231**	**8,040,037**
Currency call options	-	67,212	32,491	22,447	1,952	-	-	**124,102**	**606**
Call interest rate options	-	-	-	-	-	-	-	**-**	**-**
Put currency options	-	95,402	92,309	246,865	16,449	-	-	**451,025**	**4,951**
Put interest rate options	-	-	-	-	-	-	-	**-**	**-**
Interest rate futures	-	-	-	-	-	-	-	**-**	**-**
Other derivatives	-	-	-	-	-	-	-	**-**	**-**
Total	**-**	**20,443,039**	**22,296,166**	**35,581,096**	**47,638,467**	**21,215,363**	**37,153,745**	**184,327,876**	**10,864,364**

	As of December 31, 2023								
	Notionals							Total	Fair value
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years		
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial derivatives contracts									
Currency forwards	-	15,424,586	11,104,328	15,247,865	3,947,215	1,408,304	2,072,624	**49,204,922**	**1,258,352**
Interest rate swaps	-	5,149,926	15,399,286	19,835,190	18,565,396	7,666,659	11,349,882	**77,966,339**	**1,940,320**
Currency and interest rate swaps	-	1,915,707	4,813,848	22,440,782	48,295,676	20,620,952	44,005,979	**142,092,944**	**6,314,963**
Currency call options	-	192,051	81,368	10,799	-	-	-	**284,218**	**2,726**
Call interest rate options	-	-	-	-	-	-	-	**-**	**-**
Put currency options	-	6,518	147,329	157,779	36,650	-	-	**348,276**	**5,214**
Put interest rate options	-	-	-	-	-	-	-	**-**	**-**
Interest rate futures	-	-	-	-	-	-	-	**-**	**-**
Other derivatives	-	-	-	-	-	-	-	**-**	**-**
Total	**-**	**22,688,788**	**31,546,159**	**57,692,415**	**70,844,937**	**29,695,915**	**57,428,485**	**269,896,699**	**9,521,575**

NOTE 22 – FINANCIAL LIABILITIES AT AMORTISED COST

As of September 30, 2024, and December 31, 2023, the composition of financial liabilities at amortized cost is as follows:

	As of September 30,	As of December 31,
	2024	2023
	Ch$mn	Ch$mn
Deposits and other demand liabilities		
Current accounts	11,019,468	11,014,748
Demand deposit accounts	480,085	500,723
Other demand deposits	390,627	352,865
Obligations for payment card provision accounts	1	1,007
Other liabilities on demand	1,232,664	1,668,483
Subtotal	**13,122,845**	**13,537,826**
Time deposits and other term equivalents		
Time deposits	16,272,793	15,939,325
Term savings accounts	213,197	189,757
Other term credit balances	8,251	8,860
Subtotal	**16,494,241**	**16,137,942**
Obligations under repurchase and securities lending agreements		
Transactions with domestic banks	1,179,641	-
Transactions with foreign banks	-	-
Transactions with other entities in the country	425,838	282,584
Transactions with other entities abroad	-	-
Subtotal	**1,605,479**	**282,584**
Interbank borrowing		
Banks in the country	44,210	46,218
Foreign banks	3,492,538	4,271,414
Central Bank of Chile	-	6,048,867
Subtotal	**3,536,748**	**10,366,499**
Debt financial instruments issued		
Letters of Credit	351	1,229
Senior bonds	8,060,236	7,925,385
Mortgage bonds	66,533	74,431
Subtotal	**8,127,120**	**8,001,045**
Other financial liabilities		
Other financial obligations to the public sector	-	-
Other financial obligations in the country	170,037	296,273
Other financial obligations abroad	1,159	-
Subtotal	**171,196**	**296,273**
Total	**43,057,629**	**48,622,169**

NOTE 22 – FINANCIAL LIABILITIES AT AMORTISED COST, continued

1.   Obligations under repurchase and securities lending agreements

As of September 30, 2024, and December 31, 2023 , the obligations associated with the instruments sold under repurchase agreements are as follows:

	As of September 30, 2024				As of December 31, 2023			
	Demand	Up to 1 month	More than 1 month up to 3 months	Total	Demand	Up to 1 month	More than 1 month up to 3 months	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Transactions with domestic banks								
Repurchase agreements with other banks	-	349,508		**349,508**	-	-	-	**-**
Repurchase agreements with the Central Bank of Chile	-	830,133	-	**830,133**	-	-	-	**-**
Securities lending obligations	-	-	-	**-**	-	-	-	**-**
Subtotal	**-**	**1,179,641**	**-**	**1,179,641**	**-**	**-**	**-**	**-**
Transactions with foreign banks								
Repurchase agreements with other banks	-	-	-	**-**	-		-	**-**
Repurchase agreements with foreign central banks	-	-	-	**-**	-	-	-	**-**
Securities lending obligations	-	-	-	**-**	-	-	-	**-**
Subtotal	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Transactions with other entities in the country								
Repurchase agreements	-	425,731	107	**425,838**	-	282,483	101	**282,584**
Securities lending obligations	-	-	-	**-**	-	-	-	**-**
Subtotal	**-**	**425,731**	**107**	**425,838**	**-**	**282,483**	**101**	**282,584**
Transactions with other entities abroad								
Repurchase agreements	-	-	-	**-**	-	-	-	**-**
Securities lending obligations	-	-	-	**-**	-	-	-	**-**
Subtotal	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Total	**-**	**1,605,372**	**107**	**1,605,479**	**-**	**282,483**	**101**	**282,584**

NOTE 22 – FINANCIAL LIABILITIES AT AMORTISED COST, continued

2.   Interbank borrowing

As of September 30, 2024, and December 31, 2023, the composition of the item 'Interbank Borrowings in the Interim Consolidated Financial Statements is as follows:

		As of September 30,	As of December 31,
		2024	2023
		Ch$mn	Ch$mn
Loans obtained from financial institutions and the Central Bank of Chile			
Other liabilities with the Central Bank of Chile		-	6,048,867
Subtotal		**-**	**6,048,867**
Loans from domestic financial institutions			
Commercial interbank loans		44,210	46,218
	Subtotal	**44,210**	**46,218**
Loans from foreign financial institutions			
State Bank Of India		657,700	693,432
Wells Fargo Bank NA		470,626	497,833
Bank of America		335,579	362,876
Hong Kong and Shanghai Banking		255,689	126,076
Citibank N.A.		216,501	378,760
Sumitomo Mitsui Banking Corporation		185,060	451,646
International Finance Corporate		181,162	173,417
Standard Chartered Bank		150,759	318,573
Banco Bilbao Vizcaya Argentaria		136,982	88,060
Zurcher Kantonalbank		132,228	132,363
The Bank Of New York Mellon		131,828	222,953
Caixabank, S.A.		113,755	-
Commerzbank Ag		94,569	170,966
Saudi National Bank		91,447	87,550
Bank Of Baroda		72,518	70,521
Banco Santander Hong Kong		52,752	9,641
Jpmorgan Chase Bank National A		46,434	-
Bnp Paribas Sa		45,529	-
Corporacion Andina De Fomento		45,390	44,674
Lloyds Bank Plc		27,157	-
Banco Santander Singapur		23,976	22,309
Abanca Corporacion Bancaria S.A.		9,204	8,791
Instituto De Credito Oficial		5,309	-
Agricultural Bank Of China		3,161	1,015
Bank Of China		2,480	1,264
China Merchants Bank		846	182
Cassa Di Risparmio Di Parma E		769	174
Banco De La Provincia De Bueno		534	-
Hua Nan Commercial Bank, Ltd.		423	211
Banco Santander (Brasil) S.A.		298	-
Banca Monte Dei Paschi Di Sien		232	-
Bank Of Communications,Co. Ltd		231	71
Shinhan Bank		213	27
Banco Santander Central Hispano		202	1,734
China Construction Bank		160	298
Industrial And Commercial Bank		132	144
Kbc Bank Nv		118	-
Banco Do Brasil		118	281

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST

	As of September 30,	As of December 31,
	2024	2023
	Ch$mn	Ch$mn
Continued...		
Bank Of India	108	47
Korea Exchange Bank	105	2,416
Taiwan Cooperative Bank (Dong	69	-
Wachovia Bank Na	53	266
Itau Unibanco S/A	43	-
The Industrial And Commercial	39	121
Icici Bank Limited	32	166
Unicredit Bulbank Ad	18	-
The Toronto Dominion Bank	-	136,525
Barclays Bank Plc London	-	134,625
Bayerische Landesbank Ag Munic	-	70,242
Bank Of Montreal	-	49,945
Taishin International Bank Co.	-	8,740
Bank of Tokio Mitsubishi	-	443
Komercni Banka A.S.	-	392
Australian And New Zeland Banking Group Ltd.	-	354
Banca Intesa S.P.A.	-	282
Bbva Bancomer	-	225
Bangkok Bank Public Company Limited	-	219
E. Sun Commercial Bank Ltd. ,	-	121
Banco De Sabadell, S.A.	-	107
Turkiye Garanti Bankasi	-	70
Rhb Bank Berhad	-	61
Export-Import Bank Of Thailand	-	56
Banco Rio De La Plata S.A.	-	50
Finansbank A.S.	-	38
Citic Industrial Bank	-	37
Yapi Ve Kredi Bankasi A.S.	-	21
Svenka Handelsbanken Estocolmo	-	3
Subtotal	**3,492,538**	**4,271,414**
Total	**3,536,748**	**10,366,499**

NOTE 22 – FINANCIAL LIABILITIES AT AMORTISED COST, continued

a.   **Obligations to the Central Bank of Chile**

As part of the Central Bank of Chile's measures to address the shocks impacting the Chilean economy due to the current Covid-19 pandemic, the Credit Facility Conditional to Incrementing Loans (FCIC) program was announced. This corresponded to a financial facility open to banks, allowing them to continue funding loans for households and companies.

The Bank, in order to participate in this funding mechanism, had to set aside collateral for these operations, which initially included bonds of the Central Bank of Chile, the government, and private bonds (bank and corporate) and, later commercial loans classified as high credit quality from the individually assessed loan portfolio. FCIC resources could also be accessed through the Liquidity Line of Credit (LCL), with a limit equal to the local currency reserve requirement.

The FCIC consisted of an initial facility and an additional one. The first amounted to US$4,800 million. The additional line could reach four times the initial one, that is, US$19,200 million. Its availability depended on two factors: growth of the loan portfolio and targeting loans to smaller companies. Furthermore, the Central Bank created the FCIC 2 for an additional US$16,000 million.

The maturity of these obligations is as follows:

	As of September 30,	As of December 31,
	2024	2023
	Ch$mn	Ch$mn
Due within 1 year	-	6,048,867
Due after 1 to 2 years	-	-
Due after 2 to 3 years	-	-
Due after 3 to 4 years	-	-
Due after 5 years	-	-
Total liabilities to the Central Bank of Chile	**-**	**6,048,867**

b.   **Loans from Chilean financial institutions**

The maturity of these obligations is as follows:

	As of September 30,	As of December 31,
	2024	2023
	Ch$mn	Ch$mn
Due within 1 year	665	46,218
Due after 1 to 2 years	43,545	-
Due after 2 to 3 years	-	-
Due after 3 to 4 years	-	-
Due after 5 years	-	-
Total loans from domestic financial institutions	**44,210**	**46,218**

c.   **Foreign obligations**

	As of September 30,	As of December 31,
	2024	2023
	Ch$mn	Ch$mn
Due within 1 year	2,475,276	3,793,613
Due after 1 to 2 years	830,718	304,384
Due after 2 to 3 years	-	-
Due after 3 to 4 years	181,233	173,417
Due after 5 years	5,311	-
Total loans from foreign financial institutions	**3,492,538**	**4,271,414**

NOTE 22 – FINANCIAL LIABILITIES AT AMORTISED COST, continued

3.   **Debt Financial Instruments Issued and Other Financial Obligations**

Debts classified as short-term constitute obligations on demand, or that will mature in one year or less. All other debts are classified as long-term. The details are as follows:

	As of September 30, 2024			As of December 31, 2023		
	Short-term	Long-term	Total	Short-term	Long-term	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Mortgage finance bonds	338	13	**351**	975	254	**1,229**
Senior bonds	2,607,760	5,452,476	**8,060,236**	1,849,062	6,076,323	**7,925,385**
Mortgage bonds	-	66,533	**66,533**	-	74,431	**74,431**
Issued debt instruments	**2,608,098**	**5,519,022**	**8,127,120**	**1,850,037**	**6,151,008**	**8,001,045**
Other financial liabilities	**171,196**	**-**	**171,196**	**296,095**	**178**	**296,273**
Total	**2,779,294**	**5,519,022**	**8,298,316**	**2,146,132**	**6,151,186**	**8,297,318**

a.   **Mortgage finance bonds**

These bills are used to finance mortgage loans. The principal amounts of these are amortized quarterly. These bills are indexed to the UF and yield an interest rate of 5.00% as of September 30, 2024 (5.23% as of December 31, 2023).

	As of September 30, 2024	As of December 31, 2023
	Ch$mn	Ch$mn
Due within 1 year	338	975
Due after 1 to 2 years	13	254
Due after 2 to 3 years	-	-
Due after 3 to 4 years	-	
Due after 4 to 5 years	-	-
Due after 5 years	-	-
Total mortgage finance bonds	**351**	**1,229**

b.   **Senior bonds**

The details of senior bonds by currency are as follows:

	As of September 30, 2024	As of December 31, 2023
	Ch$mn	Ch$mn
Santander Bonds in UF	4,027,628	3,632,979
Santander Bonds in US$	1,795,525	2,424,045
Santander Bonds in CHF$	839,323	637,203
Santander Bonds in Ch$	834,691	619,386
Current bonds in AUD$	93,914	116,515
Senior bonds in JPY$	294,436	323,922
Senior bonds in EUR$	174,719	171,335
Total senior bonds	**8,060,236**	**7,925,385**

NOTE 22 – FINANCIAL LIABILITIES AT AMORTISED COST, continued

i.   *Issuance of senior bonds*

During 2024, the Bank has issued bonds for UF 11,527,000, CLP 101,050,000,000, and CHF 225,000,000 detailed as follows:

Series	Currency	Amount placed	Term (years)	Annual Issuance rate	Issue Date	Placement Date	Maturity Date
AA13	UF	1,795,000	6 years	3.40%	09-01-2023	01-03-2024	09-01-2029
AA14	UF	2,427,000	5 years	3.30%	12-01-2023	02-07-2024	12-01-2028
BSTD141223	UF	2,140,000	5 years	3.30%	12-01-2023	07-09-2024	12-01-2028
BSTD160424	UF	3,000,000	2.5 years	3.20%	04-01-2024	07-05-2024	10-01-2026
BSTD210622	UF	2,165,000	7.5 years	2.75%	06-01-2022	07-09-2024	12-01-2029
Total UF		**11,527,000**					
AA7	CLP	7,350,000,000	3.5 years	6.80%	02-24-2023	01-04-2024	08-01-2026
AA10	CLP	25,000,000,000	3 years	7.10%	03-01-2023	03-25-2024	03-01-2026
AA8	CLP	23,000,000,000	4.5 years	6.70%	03-01-2023	01-05-2024	09-01-2027
AA2	CLP	4,000,000,000	6.5 years	6.20%	12-01-2022	01-11-2024	06-01-2029
AA9	CLP	41,700,000,000	8 years	6.30%	11-01-2022	01-05-2024	11-01-2030
Total CLP		**101,050,000,000**					
Bonos CHF	CHF	225,000,000	3 years	2.45%	01-11-2024	01-25-2024	01-25-2027
Total CHF		**225,000,000**					

During 2023, the Bank has issued bonds for UF 7,719,000, USD 30,000,000, CLP 424,400,000,000 y JPY 25,500,000,000 detailed as follows:

Series	Currency	Amount placed	Term (years)	Annual Issuance rate	Issue Date	Placement Date	Maturity Date
W3	UF	2,724,000	7.5 years	1.60%	12-01-2018	02-21-2023	06-01-2026
W5	UF	3,790,000	9 years	1.80%	03-01-2019	01-19-2023	03-01-2028
AA13	UF	1,205,000	6 years	3.40%	09-01-2023	11-23-2023	09-01-2029
Total UF		**7,719,000**					
Bono USD	USD	30,000,000	1 year	5.84%	04-12-2023	04-19-2023	04-19-2024
Total US$		**30,000,000**					
U7	CLP	3,000,000,000	5.5 years	7.00%	03-01-2022	02-24-2023	09-01-2027
T18	CLP	75,000,000,000	5.5 years	7.50%	06-01-2022	01-09-2023	12-01-2027
AA7	CLP	67,650,000,000	3.5 years	6.80%	02-24-2023	02-24-2023	08-01-2026
AA1	CLP	100,000,000,000	6 years	6.60%	03-13-2023	03-13-2023	12-01-2028
AA3	CLP	100,000,000,000	8 years	6.20%	03-16-2023	03-16-2023	09-01-2030
AA10	CLP	25,000,000,000	3 years	7.10%	03-01-2023	06-09-2023	03-01-2026
AA8	CLP	32,500,000,000	4.5 years	6.70%	03-01-2023	06-13-2023	09-01-2027
AA2	CLP	18,250,000,000	6.5 years	6.20%	12-01-2022	12-05-2023	06-01-2029
AA9	CLP	3,000,000,000	8 years	6.30%	11-01-2022	12-20-2023	11-01-2030
Total CLP		**424,400,000,000**					
Bono JPY	JPY	10,500,000,000	1 year	0.60%	04-24-2023	04-28-2023	04-28-2024
Bono JPY	JPY	7,000,000,000	2 years	0.78%	05-24-2023	05-30-2023	05-30-2025
Bono JPY	JPY	8,000,000,000	2 years	0.78%	10-20-2023	10-27-2023	10-27-2025
Total JPY		**25,500,000,000**					

NOTE 22 – FINANCIAL LIABILITIES AT AMORTISED COST, continued

ii. Repurchase of senior bonds

The Bank made the following partial bond repurchases during 2024:

Date	Type	Currency	Amount
January 2024	Senior	CLP	1,270,000,000
January 2024	Senior	UF	2,137,000
January 2024	Senior	USD	18,368,000
March 2024	Senior	CLP	310,000,000
March 2024	Senior	JPY	10,500,000,000
March 2024	Senior	UF	932,000
June 2024	Senior	UF	216,000

The Bank made the following partial bond repurchases during 2023:

Date	Type	Currency	Amount
January 2023	Senior	UF	13,100
January 2023	Senior	UF	44,000
January 2023	Senior	UF	45,000
April 2023	Senior	UF	80,000
April 2023	Senior	UF	30,000
May 2023	Senior	CLP	91,000,000,000
July 2023	Senior	UF	50,000
December 2023	Senior	UF	73,000
December 2023	Senior	UF	1,000

iii. Maturities of senior bonds

The maturity of the senior bonds is as follows:

	As of September 30, 2024 Ch$mn	As of December 31, 2023 Ch$mn
Due within 1 year	2,607,760	1,849,062
Due after 1 to 2 years	1,160,642	1,577,424
Due after 2 to 3 years	1,108,250	1,395,929
Due after 3 to 4 years	604,306	559,331
Due after 4 to 5 years	759,166	573,349
Due after 5 years	1,820,112	1,970,290
Total senior bonds	**8,060,236**	**7,925,385**

c. Mortgage bonds

The detail of mortgage bonds by currency is as follows:

	As of September 30, 2024 Ch$mn	As of December 31, 2023 Ch$mn
Mortgage bonds in UF	66,533	74,431
Total mortgage bonds	**66,533**	**74,431**

i. Mortgage bond issuances

The Bank has not issued any Mortgage Bonds in September 30, 2024, and December 31, 2023.

NOTE 22 – FINANCIAL LIABILITIES AT AMORTISED COST, continued

  ii. Maturity of mortgage bonds

 The maturity of the mortgage bonds is as follows:

	As of September 30,	As of December 31,
	2024	2023
	Ch$mn	Ch$mn
Due within 1 year	–	–
Due after 1 to 2 years	–	13,997
Due after 2 to 3 years	–	14,398
Due after 3 to 4 years	36,195	14,812
Due after 4 to 5 years	–	15,240
Due after 5 years	30,338	15,984
Total mortgage bonds	**66,533**	**74,431**

4. **Other financial liabilities**

The composition of other financial liabilities, according to maturity, is summarized below:

	As of September 30,	As of December 31,
	2024	2023
	Ch$mn	Ch$mn
Long-term obligations		
Due after 1 to 2 years	-	78
Due after 2 to 3 years	-	86
Due after 3 to 4 years	-	14
Due after 4 to 5 years	-	-
Due after 5 years	-	-
Long-term financial liabilities subtotal	**-**	**178**
Short-term obligations		
Amount payable for credit card transactions	168,304	171,529
Approval of letters of credit	1,159	-
Other long-term financial obligations (short-term portion)	1,733	124,566
Short-term financial obligations subtotal	**171,196**	**296,095**
Other financial obligations total	**171,196**	**296,273**

NOTE 23 - REGULATORY CAPITAL FINANCIAL INSTRUMENTS

The balances, as of September 30, 2024, and December 31, 2023, of Regulatory Capital Financial Instruments issued are as follows:

	As of September 30, 2024 Ch$mn	As of December 31, 2023 Ch$mn
Regulatory financial instruments issued		
Subordinated bonds with transitional recognition	-	-
Subordinated Bonds	1,862,045	1,813,939
Perpetual bond	625,658	608,720
Preferred shares	-	-
Subtotal	**2,487,703**	**2,422,659**

Debts classified as short-term constitute obligations on demand, or that will mature in one year or less. All other debts are classified as long-term. The details are as follows:

	As of September 30, 2024		
	Short-term Ch$mn	Long-term Ch$mn	Total Ch$mn
Subordinated bonds with transitional recognition	-	-	-
Subordinated Bonds	-	1,862,045	**1,862,045**
Perpetual bond	-	625,658	**625,658**
Preferred shares	-	-	-
Total	**-**	**2,487,703**	**2,487,703**

	As of December 31, 2023		
	Short-term Ch$mn	Long-term Ch$mn	Total Ch$mn
Subordinated bonds with transitional recognition	-	-	-
Subordinated Bonds	-	1,813,939	**1,813,939**
Perpetual bond	-	608,720	**608,720**
Preferred shares	-	-	-
Total	**-**	**2,422,659**	**2,422,659**

NOTE 23 – REGULATORY CAPITAL FINANCIAL INSTRUMENTS, continued

The details of subordinated bonds by currency are as follows:

	As of September 30,	As of December 31,
	2024	2023
	Ch$mn	Ch$mn
CLP	-	-
US$	178,454	175,234
UF	1,683,591	1,638,705
Subordinated bond total	**1,862,045**	**1,813,939**

The entirety of the Perpetual Bond is in US$ currency.

The movement in the balance of Regulatory Capital Financial Instruments issued as of September 30, 2024, and December 31, 2023, is as follows:

	Subordinated Bonds	Perpetual bond	Total
	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2024	**1,813,939**	**608,720**	**2,422,659**
New issues/placements made	-	-	-
Accrued interest at the effective interest rate (subordinated bonds)	(3,589)	-	(3,589)
Accrued adjustments due to UF and/or exchange rate	47,122	32,400	79,522
Other movements (Discounts/Hedges/Exchange rate)	4,573	(15,462)	(10,889)
Balance as of September 30, 2024	**1,862,045**	**625,658**	**2,487,703**

	Subordinated Bonds	Perpetual bond	Total
	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2023	**1,733,870**	**590,246**	**2,324,116**
New issues/placements made	-	-	-
Accrued interest at the effective interest rate (subordinated bonds)	3,947	-	3,947
Accrued adjustments due to UF and/or exchange rate	70,550	-	70,550
Other movements (Discounts/Hedges/Exchange rate)	5,572	18,474	24,046
Balance as of December 31, 2023	**1,813,939**	**608,720**	**2,422,659**

During 2024, the Bank has not issued any regulatory capital instruments.

NOTE 24 - PROVISIONS FOR CONTINGENCIES

As of September 30, 2024, and December 31, 2023, the composition of the balance of provisions is as follows:

	As of September 30, 2024 Ch$mn	As of December 31, 2023 Ch$mn
Provisions for employee benefit obligations	60,540	81,907
Provisions for restructuring plans	4,025	-
Provisions for lawsuits and litigations	5,129	4,504
Provisions for customer loyalty and merit programme obligations	38	38
Operational risk	3,603	2,993
Other provisions for other contingencies	36,889	19,339
Total	**110,224**	**108,781**

The movement in provisions for contingencies as of September 30, 2024, and December 31, 2023, is shown below:

	Provisions						
	For employee benefit obligations	Restructuring plans	Lawsuits and litigation	Provisions for customer loyalty and merit programs	Other Contingency Provisions	Operational risk	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2024	**81,907**	**-**	**4,504**	**38**	**2,993**	**19,339**	**108,781**
Established provisions	51,768	16,983	3,937	-	988	19,372	**93,048**
Provisions implemented	(72,935)	(12,958)	(2,210)	-	(378)	(1,822)	**(90,303)**
Provision release	(200)	-	(1,160)	-	-	-	**(1,360)**
Reclassifications		-	-	-	-	-	**-**
Other movements		-	58	-	-	-	**58**
Balance as of September 30, 2024	**60,540**	**4,025**	**5,129**	**38**	**3,603**	**36,889**	**110,224**
Balance as of January 1, 2023	**99,424**	**-**	**5,533**	**38**	**5,149**	**62,682**	**172,826**
Established provisions	72,090	-	556	-	1,254	2,133	**76,033**
Provisions implemented	(72,840)	-	(1,585)	-	(3,410)	(45,476)	**(123,311)**
Provision release	(15,474)	-	-	-	-	-	**(15,474)**
Reclassifications		-	-	-	-	-	**-**
Other movements	(1,293)	-	-	-	-	-	**(1,293)**
Balance as of December 31, 2023	**81,907**	**-**	**4,504**	**38**	**2,993**	**19,339**	**108,781**

NOTE 25 – PROVISIONS FOR DIVIDENDS, INTEREST PAYMENTS AND REVALUATION OF REGULATORY CAPITAL FINANCIAL INSTRUMENTS ISSUED

The balances, as of September 30, 2024, and December 31, 2023, of provisions for dividends, interest payments and repricing of issued regulatory capital financial instruments are as follows:

	As of September 30,	As of December 31,
	2024	**2023**
	Ch$mn	**Ch$mn**
Provision for payment of common stock dividends	406,776	148,921
Provision for payment of preferred share dividends	-	-
Provision for interest payments on perpetual bond	12,429	5,112
Provision reappreciation of perpetual bond	-	-
Total	**419,205**	**154,033**

The movement in the balance of provisions for dividends, interest payments and repricing of regulatory capital financial instruments issued as of September 30, 2024, and December 31, 2023, is as follows:

	Provision for payment of common stock dividends	Provision for payment of preferred stock dividends	Provision for interest payments on perpetual bonds	Provision for revaluation of perpetual bonds
	Ch$mn	**Ch$mn**	**Ch$mn**	**Ch$mn**
Balance as of January 1, 2024	**148,921**	**-**	**5,112**	**-**
Established provisions	605,338	-	15,575	-
Implementation of provisions	(347,483)	-	(8,258)	-
Provision release	-	-	-	-
Reclassifying	-	-	-	-
Other movements	-	-	-	-
Balance as of September 30, 2024	**406,776**	**-**	**12,429**	**-**

	Provision for payment of common stock dividends	Provision for payment of preferred stock dividends	Provision for interest payments on perpetual bonds	Provision for revaluation of perpetual bonds
	Ch$mn	**Ch$mn**	**Ch$mn**	**Ch$mn**
Balance as of January 1, 2023	**243,883**	**-**	**3,625**	**-**
Established provisions	593,430	-	15,157	-
Implementation of provisions	(688,392)	-	(13,670)	-
Provision release	-	-	-	-
Reclassifying	-	-	-	-
Other movements	-	-	-	-
Balance as of December 31, 2023	**148,921**	**-**	**5,112**	**-**

NOTE 26 - SPECIAL PROVISIONS FOR CREDIT RISK

As of September 30, 2024, and December 31, 2023, the composition of the balance of the special provisions for credit risk is as follows:

Special provisions for credit risk	As of September 30, 2024 Ch$mn	As of December 31, 2023 Ch$mn
Credit risk provisions for contingent claims		
Guarantees and sureties	5,457	5,354
Letters of credit for goods movement operations	421	877
Debt purchase commitments in local currencies abroad	-	-
Transactions related to contingent events	17,868	18,411
Immediately repayable unrestricted credit lines	15,573	13,746
Unrestricted credit lines	-	-
Other credit commitments	985	1,894
Other contingent loans	-	-
Subtotal	**40,304**	**40,282**
Provisions for local risk for operations with debtors domiciled abroad	85	52
Subtotal	**85**	**52**
Special provisions for foreign loans	-	-
Subtotal	**-**	**-**
Additional provisions for loans		
Additional provisions for commercial loans	122,000	122,000
Additional provisions for mortgage loans	17,000	17,000
Additional provisions for consumer loans	154,000	154,000
Subtotal	**293,000**	**293,000**
Provisions for adjustments to the minimum required provision for normal portfolio with individual assessment	-	-
Subtotal	**-**	**-**
Provisions established for credit risk as a result of supplementary prudential requirements	6,000	6,000
Subtotal	**6,000**	**6,000**
TOTAL	**339,389**	**339,334**

NOTE 26 - SPECIAL PROVISIONS FOR CREDIT RISK, continued

The movement in special provisions as of September 30, 2024, and December 31, 2023, is shown below:

Special provisions for credit risk as of September 30, 2024 (Ch$mn)	Provisions for contingent claims	Provisions for local risk	Special provisions for foreign loans	Additional provisions for loans	Provisions for adjustments to minimum provision requirements	Provisions due to supplementary prudential requirements
Balance as of January 1, 2024	40,282	52	-	293,000	-	6,000
Provision establishment	12,118	88	-	-	-	-
Provision application	-	-	-	-	-	-
Provision release	(12,096)	(55)	-	-	-	-
Other changes in provisions	-	-	-	-	-	-
Balance as of September 30, 2024	40,304	85	-	293,000	-	6,000

Special provisions for credit risk as of December 31, 2023 (Ch$mn)	Provisions for contingent claims	Provisions for local risk	Special provisions for foreign loans	Additional provisions for loans	Provisions for adjustments to minimum provision requirements	Provisions due to supplementary prudential requirements
Balance as of January 1, 2023	37,969	550	-	293,000	-	-
Provision establishment	13,938	83	-	-	-	6,000
Provision application	-	-	-	-	-	-
Provision release	(11,625)	(581)	-	-	-	-
Other changes in provisions	-	-	-	-	-	-
Balance as of December 31, 2023	40,282	52	-	293,000	-	6,000

NOTE 27 - OTHER LIABILITIES

The composition of the item 'other liabilities' as of September 30, 2024, and December 31, 2023, is as follows:

	As of September 30,	As of December 31,
	2024	2023
	Ch$mn	Ch$mn
Other liabilities		
Cash guarantees received for financial derivative transactions (1)	1,632,862	1,081,226
Creditors for intermediation of financial instruments	59,916	36,819
Accounts payable to third parties	386,372	312,882
Valuation adjustments for macro-hedges (2)	46,050	68,781
Revenue liabilities due to income from ordinary activities generated by contracts with customers	2,095	2,679
VAT tax debit payable	20,201	44,861
Pending operations	18,102	18,191
Other liabilities	85,530	118,215
Total	**2,251,128**	**1,683,654**

1) Corresponds to guarantees related to certain derivative contracts (threshold transactions). These guarantees operate when the valuation of derivatives exceeds thresholds defined in the respective contracts and may be in favor of or against the Bank.

2) Corresponds to the balances of the mark-to-market valuation of net assets or liabilities hedged in a macro-hedge (Note 12).

NOTE 28 - EQUITY

1. Equity and preferred shares

As of September 30, 2024, and December 31, 2023, the Bank has a share capital of Ch$891,303 million comprising 188,446,126,794 authorized shares, which are subscribed and paid in full. All these are ordinary shares with no par value and no preferences. Accordingly, share movements as of September 30, 2024, and December 31, 2023, are as follows:

	Shares	
	As of September 30,	As of December 31,
	2024	2023
Issued as of January 1,	188,446,126,794	188,446,126,794
Issuance of paid shares	-	-
Issuance of shares owed	-	-
Exercised stock option	-	-
Total shares	**188,446,126,794**	**188,446,126,794**

As of September 30, 2024, and December 31, 2023, the Bank does not hold any treasury shares, nor do the companies that are consolidated by the Bank.

As of September 30, 2024, the shareholders' distribution is as follows:

Company name or Shareholder name	Shares	ADRs (*)	Total	% Of equity holding
Santander Chile Holding SA	66,822,519,695	-	**66,822,519,695**	35.46 %
Teatinos Siglo XXI Inversiones S.A.	59,770,481,573	-	**59,770,481,573**	31.72 %
The Bank of New York Mellon (ADRs)*		11,536,479,271	**11,536,479,271**	6.12 %
Banks' custodies for third parties	16,544,162,694	-	**16,544,162,694**	8.78 %
Pension funds (AFP) on behalf of third parties	20,594,816,035	-	**20,594,816,035**	10.93 %
Stockbrokers on behalf of third parties	5,809,720,458	-	**5,809,720,458**	3.08 %
Other minority holders	7,367,947,068	-	**7,367,947,068**	3.91 %
Total	**176,909,647,523**	**11,536,479,271**	**188,446,126,794**	**100 %**

(*) American Depositary Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

As of December 31, 2023, the distribution of shareholders is as follows:

Company name or Shareholder name	Shares	ADRs (*)	Total	% Of equity holding
Santander Chile Holding SA	66,822,519,695	-	**66,822,519,695**	35.46
Teatinos Siglo XXI Inversiones S.A.	59,770,481,573	-	**59,770,481,573**	31.72
The Bank of New York Mellon (ADRs)*	-	12,799,964,871	**12,799,964,871**	6.79
Banks' custodies for third parties	19,416,795,808	-	**19,416,795,808**	10.30
Pension funds (AFP) on behalf of third parties	18,392,349,767	-	**18,392,349,767**	9.76
Stockbrokers on behalf of third parties	5,029,151,233	-	**5,029,151,233**	2.67
Other minority holders	6,214,863,847	-	**6,214,863,847**	3.30
Total	**175,646,161,923**	**12,799,964,871**	**188,446,126,794**	**100.00**

(*) American Depository Receipts (ADR) are certificates issued by a US commercial bank to be traded on the US securities markets.

NOTE 28 - EQUITY, continued

2.   Reserves

At the Ordinary Shareholders' Meeting of Banco Santander-Chile held on April 17, 2024, along with the approval of the 2023 Consolidated Annual Accounts, the shareholders agreed to distribute 70% of the net income for the year ("Profit attributable to the Bank's shareholders"), which amounted to Ch$496,404 million. This profit represents a dividend of Ch$1.84393687 per share. Additionally, it was approved that 30% of the net income would be allocated to increase Retained Earnings from previous years in the amount necessary to cover the payment of the next three interest payments on perpetual bonds, and to increase the Bank's Reserves and other retained earnings with the remaining amount. As of September 30, 2024, and December 31, 2023 , the balance of reserves corresponds to Ch$3,232,505 million and Ch$3,115,239 million, respectively.

3.   Dividends

Details of dividend distribution can be found in the Interim Consolidated Statements of Changes in Equity.

4.   As of September 30, 2024, and 2023, the composition of diluted profit and basic profit is as follows:

	As of September 30,	
	2024	**2023**
	Ch$mn	**Ch$mn**
A. Basic earnings per share		
Profit attributable to equity holders	581,109	319,486
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	3.08	1.70
Diluted earnings per share from continuing operations (in Ch$)	3.08	1.70
B. Diluted earnings per share		
Profit attributable to equity holders	581,109	319,486
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Assumed conversion of convertible debt	-	-
Adjusted number of shares	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	3.08	1.70
Diluted earnings per share from continuing operations (in Ch$)	3.08	1.70

The Bank does not hold any dilutive instruments as of September 30, 2024, and December 31, 2023.

5.   Provision for interest payments on perpetual bonds

The Bank records interest accrual on the perpetual bond in the Provisions for dividends, interest payments and re-appreciation of issued regulatory capital financial instruments. As of September 30, 2024, and December 31, 2023 , the balance was Ch$12,429 million and Ch$5,112 million, respectively. For further information, please refer to note N 25.

NOTE 28 - EQUITY, continued

6. Other comprehensive income from investment instruments and cash flow hedges:

	As of September 30,	As of December 31,
	2024	**2023**
	Ch$mn	**Ch$mn**
Investment instruments		
Balance as of January 1,	**(89,748)**	**(109,392)**
Gain (loss) on valuation adjustment of Investment Financial Instruments portfolio before taxes.	59,226	145,257
Reclassifying and adjustment of the portfolio of Financial Investment Instruments		-
Net realized profit	(42,198)	(125,613)
Subtotal	**17,028**	**19,644**
Total	**(72,720)**	**(89,748)**
Cash flow hedging		
Balance as of January 1,	**84,416**	**(118,838)**
Gain (loss) on valuation adjustment of cash flow hedges before taxes	(127,626)	243,366
Reclassifying and adjustments for cash flow hedges before taxes	(28,270)	(40,112)
Amount reclassified from equity included as the book value of non-financial assets and liabilities. Its acquisition or disposal was hedged as a highly probable transition.	-	-
Subtotal	**(155,896)**	**203,254**
Total	**(71,480)**	**84,416**
Other comprehensive income before taxes	**(144,200)**	**(5,332)**
Income tax related to other comprehensive income components		
Income tax relating to portfolio of financial investment instruments	19,635	24,231
Income tax relating to cash flow hedges	19,299	(22,792)
Total	**38,934**	**1,439**
Other comprehensive income, net of tax	**(105,266)**	**(3,893)**
Attributable to:		
Equity holders of the Bank	(106,508)	(5,242)
Non-controlling interest	1,242	1,349

The Bank expects all results included in other comprehensive income will be reclassified to profit or loss when specific conditions are met.

7. **Non-controlling interest**

This includes the net amount of subsidiaries' equity attributable to equity instruments not owned, directly or indirectly, by the Bank, including the portion of profit or loss attributed to them. As of September 30, 2024, and December 31, 2023 , the balance of shareholders' equity amounts to Ch$4,218,883 million and Ch$4,367,158 million, respectively.

NOTE 28 – EQUITY, continued

The non-controlling interest's share of equity and the results of affiliates are summarized as follows:

As of September 30, 2024	Participation of third parties	Equity	Results	Other comprehensive income			Comprehensive income
				Financial assets at fair value through other comprehensive income (OCI)	Deferred tax	Total other comprehensive income	
	%	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Subsidiary companies							
Santander Corredora de Seguros Limitada	0.25	50	5	-	-	-	5
Santander Corredores de Bolsa Limitada	49.00	28,926	1,476	(147)	40	(107)	1,369
Santander Asesorías Financieras Limitada	0.97	119	85	-	-	-	85
Santander SA Sociedad Securitizadora	0.36	2	-	-	-	-	-
Klare Corredora de Seguros SA	49.90	(1,749)	(891)	-	-	-	(891)
Santander Consumer Finance Limitada	49.90	66,036	8,616	-	-	-	8,616
Subtotal		**93,384**	**9,291**	**(147)**	**40**	**(107)**	**9,184**
Entities controlled through other considerations							
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	8,615	96	-	-	-	96
Multiplica Spa	100.00	2,115	(414)	-	-	-	(414)
PagoNXT Trade Chile SpA	1.00	1,153	1				1
Subtotal		**11,883**	**410**	**-**	**-**	**-**	**410**
Total		**105,267**	**9,701**	**(147)**	**40**	**(107)**	**9,594**

As of December 31, 2023	Participation of third parties	Equity	Results	Other comprehensive income			Comprehensive income
				Financial assets at fair value through other comprehensive income (OCI)	Deferred tax	Total other comprehensive income	
	%	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Subsidiary companies							
Santander Corredora de Seguros Limitada	0.25	45	21	-	-	-	21
Santander Corredores de Bolsa Limitada	49.00	27,557	2,050	1,109	(299)	810	2,860
Santander Asesorías Financieras Limitada	0.97	35	31	-	-	-	31
Santander SA Sociedad Securitizadora	0.36	2	(1)	-	-	-	(1)
Klare Corredora de Seguros SA	49.90	(858)	(1,213)	-	-	-	(1,213)
Santander Consumer Finance Limitada	49.00	57,420	8,148	-	-	-	8,148
Subtotal		**84,201**	**9,036**	**1,109**	**(299)**	**810**	**9,846**
Entities controlled through other considerations							
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	8,518	1,530	-	-	-	1,530
Bansa Santander SA	100.00	28,336	4,087	-	-	-	4,087
Multiplica Spa	100.00	2,529	(682)	-	-	-	(682)
PagoNXT Trade Chile SpA	100.00	1,151	439	-	-	-	439
Subtotal		**40,534**	**5,374**	**-**	**-**	**-**	**5,374**
Total		**124,735**	**14,410**	**1,109**	**(299)**	**810**	**15,220**

NOTE 28 – EQUITY, continued

The summary of financial information for the entities included in the consolidation that have non-controlling interests is as follows (this does not include consolidation or standardization adjustments):

		As of September 30,				As of December 31,			
		2024				2023			
		Assets	Liabilities	Capital and reserves	Net income	Assets	Liabilities	Capital and reserves	Net income
		Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Santander Corredora de Seguros Limitada	Subsidiary	37,448	17,635	17,862	1,951	31,758	13,895	9,576	8,287
Santander Corredores de Bolsa Limitada	Subsidiary	132,384	73,351	56,021	3,012	99,325	43,087	52,054	4,184
Santander Asesorias Financieras Limitada	Subsidiary	14,850	2,528	3,583	8,739	5,023	1,442	354	3,227
Santander S.A. Sociedad Securitizadora	Subsidiary	752	328	534	(110)	879	345	709	(175)
Klare Corredora de Seguros S.A.	Subsidiary	2,071	5,576	(1,719)	(1,786)	1,891	3,610	713	(2,432)
Santander Consumer Finance Limitada	Subsidiary	1,033,015	898,248	117,183	17,584	923,790	806,607	100,555	16,628
Santander Gestión de Recaudación y Cobranzas Limitada	SPE*	13,234	4,619	8,518	97	11,273	2,755	6,988	1,530
Bansa Santander S.A.	SPE*	-	-	(727)	727	292,937	264,601	24,249	4,087
Multiplica Spa	SPE*	3,089	974	2,529	(414)	3,518	989	3,211	(682)
PagoNXT Trade Chile SpA	SPE*	1,948	795	1,152	1	2,290	1,139	712	439
Total		**1,238,791**	**1,004,054**	**204,936**	**29,801**	**1,372,684**	**1,138,470**	**199,121**	**35,093**

Special Purpose Entities: Entities controlled by the Bank through other considerations.

NOTE 29 - CONTINGENCIES AND COMMITMENTS

1. **Lawsuits and legal procedures**

As of the date of issuance of these Interim Consolidated Financial Statements, several lawsuits have been filed against the Bank and its affiliates concerning business operations. As of September 30, 2024, the Bank has provisions for this concept, which amount to of Ch$4,504 million (Ch$5,533 million as of December 31, 2023), which are included in the Interim Consolidated Statements of Financial Position under the item 'Provisions for contingencies'. For further information, please refer to Note No 24.

Banco Santander

To cover the value of legal proceedings in which there are first and second-instance rulings adverse to the interests of Banco Santander or possible alternate outcomes to these, the Bank has made provisions of Ch$4,363 million and Ch$5,284 million as of September 30, 2024, and December 31, 2023, respectively. It is noteworthy that the values have been estimated based on quantitative information from the first instance judgements adverse to the Bank and qualitative information from the process, including expert opinion from the trial, the recommendation from the defense lawyer(s) and experience based on court judgements in similar cases (jurisprudence) pronounced by different courts.

Santander Corredores de Bolsa Limitada

Lawsuit 'Echeverría vs Santander Corredora de Bolsa' (currently Santander Corredores de Bolsa Ltda), filed before the 21st Civil Court of Santiago, Role C- 21.366-2014, regarding compensation for damages due to failures in the purchase of shares, the amount of the claim is Ch$60 million. As of September 30, 2024, this lawsuit is pending the dismissal of the case and the resolution of the motion for abandonment of proceedings filed by the Brokerage Firm.

Lawsuit 'Chilena de Computación vs Banco Santander and Santander Corredores de Bolsa' filed before the 3rd Civil Court of Santiago, Role C-12325-2020. As of September 30, 2024, the lawsuit is in the discussion stage, the documents requested by the Court have been exhibited, and possible actions by the petitioners are pending.

Santander Corredora de Seguros Limitada

Existing lawsuits amount to UF 15,493, which mainly relate to assets under leasing. Our lawyers have not estimated any material losses from these lawsuits.

Santander Consumer Finance Limitada

Currently, there are 42 lawsuits corresponding to processes mainly related to clients. Our lawyers have not estimated any material losses from these lawsuits.

NOTE 29 - CONTINGENCIES AND COMMITMENTS, continued

2. **Contingent loans**

The Bank entered various irrevocable commitments and contingent obligations to meet customers' needs. Although these obligations should not be recognized in the Interim Consolidated Statements of Financial Position, they contain credit risk and are part of the Bank's overall risk. The following table shows the contractual amounts that oblige the Bank to grant loans:

	Contingent loans	
	As of September 30,	As of December 31,
	2024	2023
	Ch$mn	Ch$mn
Guarantees and sureties	**437,231**	**494,104**
Guarantees and sureties in Chilean currency	199,030	193,144
Guarantees and sureties in foreign currency	238,201	300,960
Letters of credit for goods movement transactions	**311,308**	**262,496**
Transactions related to contingent events	**1,782,751**	**1,641,510**
Transactions related to contingent events in Chilean currency	1,221,200	1,179,242
Transactions related to contingent events in foreign currencies	561,551	462,268
Immediately repayable unrestricted credit lines	**10,115,297**	**9,490,141**
Other credit commitments	**136,889**	**314,318**
Loans for secondary education under Law No. 20,027 (CAE)	486	813
Other irrevocable credit commitments	136,403	313,505
Total	**12,783,476**	**12,202,569** d

3. **Third-party and custody operations**

The Bank holds securities in the normal course of its business as follows:

	As of September 30,	As of December 31,
	2024	2023
	Ch$mn	Ch$mn
Third-party operations		
Collections	71,217	80,597
Transferred financial assets managed by the Bank	6,607	8,183
Assets from third parties managed by the Bank	1,763,959	1,325,795
Subtotal	**1,841,783**	**1,414,575**
Custody of securities		
Securities held in custody by a banking subsidiary deposited in another entity	809,407	742,078
Securities held in custody by the bank	15,527,727	8,762,559
Securities issued by the bank	21,994,521	18,151,391
Subtotal	**38,331,655**	**27,656,028**
Total	**40,173,438**	**29,070,603**

NOTE 29 - CONTINGENCIES AND COMMITMENTS, continued

4.   **Guarantees**

Banco Santander-Chile has a comprehensive bank policy for Employee Fidelity coverage No 30129 in force with Compañía de Zurich Chile Seguros Generales S.A., with coverage of US$50,000,000 per claim with an annual cap of US$100,000,000, which jointly covers the Bank and its subsidiaries with an expiration date of June 30, 2025.

Santander Corredores de Bolsa Limitada

As of September 30, 2024, the Company has guarantees deposited with the Santiago Stock Exchange to cover securities lending operations carried out by the Company's own portfolio for a total of Ch$9,353 million (Ch$18,370 million as of December 31, 2023).

Furthermore, as of September 30, 2024, the Company holds a guarantee with CCLV Contraparte Central SA, amounting to Ch$10,118 million in cash (Ch$10,172 million as of September 30, 2023).

To ensure the correct and full compliance with all its obligations as a stockbroker, as required by articles 30 et seq. of Law No 18,045 regarding Securities Markets, the Company has delivered fixed-income securities to the Santiago Stock Exchange for a present value of Ch$1,012 million as of September 30, 2024 (Ch$1,038 million as of December 31, 2023). This corresponds to a fixed-term time deposit with Banco Santander maturing on January 6, 2025.

As of September 30, 2024, the company has a guarantee for share lending for an amount equal to Ch$9,920 million (Ch$3,524 million as of December 31, 2023).

As of September 30, 2024, the Company has a guaranteed bond No B28695 from Banco Santander Chile, in the amount of USD$300,000 and whose maturity date is April 22, 2025, to comply with the provisions of general rule No 120 of the FMC regarding the operation of placement, transfer and redemption agent of Morgan Stanley funds, which covers participants who acquire quotas of Morgan Stanley Sicav open-end foreign funds.

Santander Corredora de Seguros Limitada

As required by Circular No 1,160 of the FMC (ex-SVS), the company has procured an insurance policy to guarantee correct and full compliance with all obligations arising from its operations as an insurance broker.

The insurance policy for insurance brokers N°10053314, which covers UF 500, and the professional liability policy for insurance brokers N°10053314, for an amount equivalent to UF 60,000, were contracted with Compañía de Seguros Generales Consorcio Nacional de Seguros SA. Both policies are valid from April 15, 2024, to April 14, 2025.

The company has a guaranteed bond to ensure faithful compliance with the terms of the public bidding process for fire plus earthquake insurance for the bank's housing mortgage portfolio and professional services, amounting to UF 500 and UF 10,000 with the same financial institution, both with maturity dates of December 31, 2024.

Klare Corredora de Seguros S.A.

As required by Circular No 1,160 of the FMC, the company has procured an insurance policy to guarantee correct and full compliance with all obligations arising from its operations as an insurance intermediary. The insurance policy for insurance brokers N°10052791, which covers UF 500, and the professional liability policy for insurance brokers N°10052790, for an amount equivalent to UF5,091, were contracted with Compañía de Seguros Generales Consorcio Nacional de Seguros SA. Both policies are valid from April 15, 2024, to April 14, 2025.

NOTE 30 - INTEREST INCOME AND EXPENSES

This comprises the interest accrued in the year for all financial assets whose performance, implicit or explicit, is obtained by applying the effective interest rate method, regardless of whether they are valued at their fair value, as well as product rectifications as a consequence of hedge accounting.

1. As of September 30, 2024, and 2023, the composition of interest income is as follows:

	For the period of 9 months until September 30,		For the quarter ended September 30,	
	2024	**2023**	**2024**	**2023**
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial assets at amortized cost				
Rights under repurchase and securities lending agreements	2,122	58	1,616	46
Debt financial instruments	180,384	44,696	46,838	15,467
Interbank loans	670	491	2	174
Commercial loans	950,977	951,524	310,314	328,809
Mortgage loans	448,586	381,056	152,831	133,023
Consumer loans	627,269	577,977	212,953	201,945
Other financial instruments	108,342	134,285	33,299	47,942
Subtotal	**2,318,350**	**2,090,087**	**757,853**	**727,406**
Financial assets at fair value through other comprehensive income				
Debt financial instruments	115,595	353,710	30,422	125,930
Other financial instruments	3,235	6,434	1,032	1,535
Subtotal	**118,830**	**360,144**	**31,454**	**127,465**
Results of interest rate-risk hedge accounting	**310,860**	**409,381**	**95,061**	**132,506**
Total interest income	**2,748,040**	**2,859,612**	**884,368**	**987,377**

As of September 30, 2024, and 2023, the amount of suspended interest income is as follows:

	As of September 30,	
	2024	**2023**
Off-balance sheet - interest income	Ch$mn	Ch$mn
Commercial loans	25,194	18,386
Mortgage loans	8,034	2,896
Consumer loans	3,263	2,164
Total	**36,491**	**23,446**

NOTE 30 – INTEREST INCOME AND EXPENSES, continued

2. As of September 30, 2024, and 2023 , the composition of interest expense is as follows:

	For the period of 9 months until September 30,		For the quarter ended September 30,	
	2024	2023	2024	2023
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial liabilities at amortized cost				
Deposits and other demand liabilities	(9,428)	(9,658)	(3,213)	(3,280)
Time deposits and other term equivalents	(729,675)	(920,877)	(223,450)	(325,213)
Obligations under repurchase and securities lending agreements	(24,915)	(37,104)	(12,318)	(16,026)
Interbank borrowing	(202,660)	(162,389)	(66,241)	(62,973)
Debt financial instruments issued	(197,785)	(168,575)	(66,291)	(60,275)
Other financial liabilities	(52,505)	(38,285)	(21,350)	(13,111)
Subtotal	**(1,216,968)**	**(1,336,888)**	**(392,863)**	**(480,878)**
Obligations under leasing contracts	**(5,491)**	**(2,503)**	**(1,956)**	**(915)**
Regulatory capital financial instruments issued	**(51,451)**	**(47,882)**	**(17,983)**	**(15,701)**
Results of interest rate-risk hedge accounting	**(392,878)**	**(981,668)**	**(65,040)**	**(299,134)**
Total interest expenses	**(1,666,788)**	**(2,368,941)**	**(477,842)**	**(796,628)**

NOTE 31 - READJUSTMENT INCOME AND EXPENSE

This line item includes the accrued inflation adjustments during the period for all financial assets whose yield, whether implicit or explicit, is obtained by applying the effective interest rate method, regardless of whether they are measured at fair value, as well as adjustments to income resulting from accounting hedges.

1. As of September 30, 2024, and 2023, the composition of readjustment income is as follows:

	For the period of 9 months until September 30,		For the quarter ended September 30,	
	2024	**2023**	**2024**	**2023**
	Ch$mn	**Ch$mn**	**Ch$mn**	**Ch$mn**
Financial assets at amortized cost				
Rights under repurchase and securities lending agreements	-	-	-	-
Debt financial instruments	50,961	50,584	15,680	4,775
Interbank loans	-	-	-	-
Commercial loans	187,660	189,991	54,902	19,700
Mortgage loans	513,913	490,686	154,730	50,542
Consumer loans	132	174	39	24
Other financial instruments	1,551	1,902	414	258
Subtotal	**754,217**	**733,337**	**225,765**	**75,299**
Financial assets at fair value through other comprehensive income				
Debt financial instruments	9,853	9,319	3,205	799
Other financial instruments	288	444	78	38
Subtotal	**10,141**	**9,763**	**3,283**	**837**
Results of hedge accounting of the UF readjustment risk	**(444,131)**	**(391,309)**	**(119,628)**	**(50,946)**
Total readjustment income	**320,227**	**351,791**	**109,420**	**25,190**

As of September 30, 2024, and 2023, the amount of suspended readjustment income is as follows:

	As of September 30,	
	2023	**2022**
Off-balance sheet - readjustment income	**Ch$mn**	**Ch$mn**
Commercial loans	22,975	18,569
Mortgage loans	24,170	11,297
Consumer loans	190	108
Total	**47,335**	**29,974**

2. As of September 30, 2024, and 2023, the composition of the inflation readjustment expenses, including the results from hedge accounting, is as follows:

	For the period of 9 months until September 30,		For the quarter ended September 30,	
	2024	**2023**	**2024**	**2023**
	Ch$mn	**Ch$mn**	**Ch$mn**	**Ch$mn**
Readjustment expenses				
Deposits and other demand liabilities	(2,819)	(2,807)	(855)	(290)
Time deposits and other term equivalents	(28,304)	(44,738)	(7,618)	(2,835)
Obligations under repurchase and securities lending agreements	-	-	-	-
Interbank borrowing	-	-	-	-
Debt financial instruments issued	(122,399)	(120,846)	(36,239)	(11,539)
Other financial liabilities	(10,050)	(11,544)	(2,354)	(1,108)
Financial instruments of regulatory capital issued	(47,123)	(45,672)	(14,231)	(4,541)
Result of UF, PPI and CPI risk hedge accounting.	106,797	125,298	22,483	15,535
Total expense for readjustments	**(103,898)**	**(100,309)**	**(38,814)**	**(4,778)**

NOTE 32 - COMMISSION INCOME AND EXPENSES

This comprises the amount of all fees accrued and paid during the period, except those that are an integral part of the effective interest rate of financial instruments:

	For the period of 9 months until September 30,		For the quarter ended September 30,	
	2024	**2023**	**2024**	**2023**
	Ch$mn	**Ch$mn**	**Ch$mn**	**Ch$mn**
Income from commissions and services rendered				
Commissions for prepayment of loans	12,376	10,340	4,567	4,289
Commissions for loans with letters of credit	38	1,195	13	1,120
Commissions for credit lines and current accounts overdraft	1,602	3,277	376	35
Commissions for guarantees and letters of credit	26,256	26,523	8,411	8,768
Commissions for card services	362,098	308,238	125,320	107,257
Commissions for account management	54,101	43,835	18,879	14,745
Commissions for collections and payments	48,591	48,455	16,927	17,651
Commissions for brokerage and management of securities	7,893	7,292	2,361	2,805
Commissions for factoring services	46,739	48,158	15,266	16,300
Commissions for securitization	998	1,080	284	311
Other commissions earned for services rendered	25,629	12,634	9,579	689
Other commissions earned	121,936	119,040	42,152	41,245
Total	**708,257**	**630,067**	**244,135**	**215,215**

This item comprises the amount of all fees accrued and paid during the period, except those that are an integral part of the effective interest rate of financial instruments:

	For the period of 9 months until September 30,		For the quarter ended September 30,	
	2024	**2023**	**2024**	**2023**
	Ch$mn	**Ch$mn**	**Ch$mn**	**Ch$mn**
Expenses for commissions and services rendered				
Commissions for card operation services	(113,180)	(92,425)	(38,941)	(33,056)
License fees for the use of card brands	(4,597)	(3,773)	(1,557)	(1,021)
Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment	(370)	(12,632)	(58)	(4,644)
Expenses for obligations of consumer loyalty and merit programs for client cards	(89,743)	(71,252)	(29,138)	(24,314)
Commissions for securities transactions	(9,250)	(6,597)	(3,073)	(2,486)
Other commission paid for services received	(82,798)	(55,982)	(25,072)	(28,144)
Total	**(299,938)**	**(242,661)**	**(97,839)**	**(93,665)**
Total net fee and commission income and expenses	**408,319**	**387,406**	**146,296**	**121,550**

NOTE 32 - COMMISSION INCOME AND EXPENSES, continued

This item presents the income and expenses from commissions generated by the different segments of business and the revenue recognition schedule for ordinary activities.

For the period of 9 months until September 30, 2024	Segments						Revenue recognition schedule for ordinary activities		
	Individuals + SMEs	Wealth Management & Insurance	Middle-market	Global Corporate Banking	Other	Total	Transferred through time	Transferred at a specific time	Accrual model
							Total	Total	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Commission income									
Commissions for prepayment of loans	11,487	32	640	562	(345)	**12,376**	-	12,376	-
Commissions for loans with letters of credit	38	-	-	-	-	**38**	-	38	-
Commissions for credit lines and current accounts overdraft	511	-	108	860	123	**1,602**	560	1,042	-
Commissions for guarantees and letters of credit	7,029	38	9,968	9,188	33	**26,256**	25,660	596	-
Commissions for card services	340,849	2,915	13,017	3,519	1,798	**362,098**	61,830	300,268	-
Commissions for account management	52,187	115	1,543	912	(656)	**54,101**	49,215	4,886	-
Commissions for collections and payments	72,208	(22,436)	4,716	6,122	(12,019)	**48,591**	-	31,568	17,023
Commissions for brokerage and management of securities	663	1,185	197	2,449	3,399	**7,893**	-	7,893	-
Commissions for brokerage of insurance and insurance advisory	144	46,471	42	-	82	**46,739**	-	-	46,739
Commissions for factoring services	328	-	218	452	-	**998**	-	998	-
Commissions for financial advice	(6)	1	3,766	12,993	8,875	**25,629**	-	25,629	-
Other commissions earned	99,133	11,064	8,984	11,114	(8,359)	**121,936**	-	121,936	-
Subtotal	**584,571**	**39,385**	**43,199**	**48,171**	**(7,069)**	**708,257**	**137,265**	**507,230**	**63,762**
Commission expenses									
Commissions for card operation services	(101,621)	(602)	(6,392)	(2,653)	(1,912)	**(113,180)**	-	(113,180)	-
License fees for the use of card brands	(3,790)	(49)	(486)	(178)	(94)	**(4,597)**	-	(4,597)	-
Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment	(370)	-	-	-	-	**(370)**	-	(370)	-
Expenses for obligations of consumer loyalty and merit programs for client cards	(87,106)	(1,729)	-	-	(908)	**(89,743)**	-	(89,743)	-
Commissions for securities transactions	-	-	-	(1,990)	(7,260)	**(9,250)**	-	(9,250)	-
Other commission paid for services received	(57,243)	(19,091)	(3,474)	(2,488)	(502)	**(82,798)**	-	(82,798)	-
Subtotal	**(250,130)**	**(21,471)**	**(10,352)**	**(7,309)**	**(10,676)**	**(299,938)**	**-**	**(299,938)**	**-**
Total net fee and commission income and expenses	**334,441**	**17,914**	**32,847**	**40,862**	**(17,745)**	**408,319**	**137,265**	**207,292**	**63,762**

NOTE 32 - COMMISSION INCOME AND EXPENSES, continued

For the period of 9 months until September 30, 2023	Segments						Revenue recognition schedule for ordinary activities		
	Individuals + SMEs	Wealth Management & Insurance	Middle-market	Global Corporate Banking	Other	Total	Transferred through time	Transferred at a specific time	Accrual model
							Total	Total	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Commission income									
Commissions for prepayment of loans	8,494	27	1,554	17	248	10,340	-	10,340	-
Commissions for loans with letters of credit	1,185	5	4	-	1	1,195	-	1,195	-
Commissions for credit lines and current accounts overdraft	2,343	(1)	(257)	1,207	(15)	3,277	2,418	859	-
Commissions for guarantees and letters of credit	3,251	54	13,917	8,228	1,073	26,523	25,920	603	-
Commissions for card services	263,909	2,488	23,650	18,087	104	308,238	56,414	251,824	-
Commissions for account management	40,792	69	2,293	674	7	43,835	38,715	5,120	-
Commissions for collections and payments	66,539	442	6,993	6,364	(31,883)	48,455	-	30,068	18,387
Commissions for brokerage and management of securities	54	1,379	512	5,225	122	7,292	-	7,292	-
Commissions for brokerage of insurance and insurance advisory	180	48,088	36	-	(146)	48,158	-	-	48,158
Commissions for factoring services	102	-	429	406	143	1,080	-	1,080	-
Commissions for financial advice	92	-	3,688	2,552	6,302	12,634	-	12,634	-
Other commissions earned	89,602	6,760	14,466	6,659	1,553	119,040	-	119,040	-
Total	**476,543**	**59,311**	**67,285**	**49,419**	**(22,491)**	**630,067**	**123,467**	**440,055**	**66,545**
Commission expenses									
Commissions for card operation services	(78,091)	(442)	(11,631)	(2,367)	106	(92,425)	-	(92,425)	-
License fees for the use of card brands	(3,150)	(55)	(568)	7	(7)	(3,773)	-	(3,773)	-
Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment	(11,914)	(237)	(435)	(46)	-	(12,632)	-	(12,632)	-
Expenses for obligations of consumer loyalty and merit programs for client cards	(69,106)	(1,371)	(741)	-	(34)	(71,252)	-	(71,252)	-
Commissions for securities transactions	-	-	-	(5,328)	(1,269)	(6,597)	-	(6,597)	-
Other commission paid for services received	(18,703)	(40,331)	(26,763)	(5,766)	35,581	(55,982)	-	(55,982)	-
Total	**(180,964)**	**(42,436)**	**(40,138)**	**(13,500)**	**34,377**	**(242,661)**	**-**	**(242,661)**	**-**
Total net fee and commission income and expenses	**295,579**	**16,875**	**27,147**	**35,919**	**11,886**	**387,406**	**123,467**	**197,394**	**66,545**

NOTE 32 - COMMISSION INCOME AND EXPENSES, continued

For the quarter ended September 30, 2024	Segments					Revenue recognition schedule for ordinary activities		
	Individuals + SMEs	Middle-market	Global Corporate Banking	Other	Total	Transferred through time	Transferred at a specific time	Accrual model
						Total	Total	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Commission income								
Commissions for prepayment of loans	4,320	159	280	(199)	4,567	-	4,567	-
Commissions for loans with letters of credit	13	-	-	-	13	-	13	-
Commissions for credit lines and current accounts overdraft	172	10	195	(1)	376	(666)	1,042	-
Commissions for guarantees and letters of credit	2,227	3,579	2,897	(302)	8,411	7,815	596	-
Commissions for card services	117,081	4,701	1,337	1,221	125,320	35,784	89,536	-
Commissions for account management	18,404	499	297	(358)	18,879	13,993	4,886	-
Commissions for collections and payments	26,487	1,629	2,511	(13,893)	16,927	-	28,084	(11,157)
Commissions for brokerage and management of securities	177	93	1,047	463	2,361	-	2,361	-
Commissions for brokerage of insurance and insurance advisory	46	18	-	82	15,266	-	-	15,266
Commissions for factoring services	100	69	115	-	284	-	284	-
Commissions for financial advice	-	-	-	9,579	9,579	-	9,579	-
Other commissions earned	33,937	4,641	8,556	(9,197)	42,152	-	42,152	-
Total	202,964	15,398	17,235	(12,605)	244,135	56,926	183,100	4,109
Commission expenses								
Commissions for card operation services	(34,229)	(2,354)	(996)	(1,197)	(38,941)	-	(38,941)	-
License fees for the use of card brands	(1,223)	(184)	(81)	(56)	(1,557)	-	(1,557)	-
Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment	(58)	-	-	-	(58)	-	(58)	-
Expenses for obligations of consumer loyalty and merit programs for client cards	(28,232)	-	-	(338)	(29,138)	-	(29,138)	-
Commissions for securities transactions	-	-	(464)	(2,609)	(3,073)	-	(3,073)	-
Other commission paid for services received	(15,557)	(1,057)	(911)	7,356	(25,072)	-	(25,072)	-
Total	(79,299)	(3,595)	(2,452)	3,156	(97,839)	-	(97,839)	-
Total net fee and commission income and expenses	**123,665**	**11,803**	**14,783**	**(9,449)**	**146,296**	**56,926**	**85,261**	**4,109**

Banco Santander-Chile and Affiliate

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 32 - COMMISSION INCOME AND EXPENSES, continued

For the quarter ended September 30, 2023	Segments					Revenue recognition schedule for ordinary activities		
	Individuals + SMEs	Middle-market	Global Corporate Banking	Other	Total	Transferred through time	Transferred at a specific time	Accrual model
						Total	Total	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Commission income								
Commissions for prepayment of loans	3,296	798	18	165	4,289	-	4,289	-
Commissions for loans with letters of credit	1,110	4	-	1	1,120	-	1,120	-
Commissions for credit lines and current accounts overdraft	(175)	38	195	(19)	35	(824)	859	-
Commissions for guarantees and letters of credit	1,068	4,897	2,221	558	8,768	8,165	603	-
Commissions for card services	90,717	8,364	7,220	49	107,257	16,217	91,040	-
Commissions for account management	13,724	783	208	6	14,745	9,625	5,120	-
Commissions for collections and payments	23,180	2,407	1,926	(10,009)	17,651	-	23,907	(6,256)
Commissions for brokerage and management of securities	17	234	2,031	20	2,805	-	2,805	-
Commissions for brokerage of insurance and insurance advisory	74	9	-	(60)	16,300	-	(31,858)	48,158
Commissions for factoring services	27	125	132	27	311	-	311	-
Commissions for financial advice	-	417	272	-	689	-	689	-
Other commissions earned	29,009	4,919	1,790	3,212	41,245	-	41,245	-
Total	162,047	22,995	16,013	(6,050)	215,215	33,183	140,130	41,902
Commission expenses								
Commissions for card operation services	(27,885)	(4,284)	(997)	306	(33,056)	-	(33,056)	-
License fees for the use of card brands	(821)	(184)	13	(5)	(1,021)	-	(1,021)	-
Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment	(4,318)	(193)	(22)	-	(4,644)	-	(4,644)	-
Expenses for obligations of consumer loyalty and merit programs for client cards	(23,559)	(254)	-	(34)	(24,314)	-	(71,252)	46,938
Commissions for securities transactions	-	-	(2,212)	(274)	(2,486)	-	(2,486)	-
Other commission paid for services received	(5,280)	(9,339)	(1,387)	533	(28,144)	-	(28,144)	-
Total	(61,863)	(14,254)	(4,605)	526	(93,665)	-	(140,603)	46,938
Total net fee and commission income and expenses	100,184	8,741	11,408	(5,524)	121,550	33,183	(473)	88,840

NOTE 33 – NET FINANCIAL INCOME

This line item includes the amount of adjustments due to changes in financial instruments, except those attributable to accrued interest from the application of the effective interest rate method for asset value adjustments, as well as the results obtained from their sale.

As of September 30, 2024, and 2023, the detail of the results from financial operations is as follows:

	For the period of 9 months until September 30,		For the quarter ended September 30,	
	2024	**2023**	**2024**	**2023**
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Results from financial assets held for trading at fair value through profit or loss				
Financial derivatives contracts	(21,503)	114,734	(11,645)	(11,867)
Debt financial instruments	19,513	(14,107)	19,692	(14,541)
Other financial instruments	49	77	18	18
Subtotal	(1,941)	100,704	8,065	(26,390)
Results from financial liabilities held for trading at fair value through profit or loss				
Financial derivatives contracts	-	-	-	-
Other financial instruments	-	-	-	-
Subtotal	-	-	-	-
Financial results from financial assets not held for trading mandatory measured at fair value through profit or loss				
Debt financial instruments	-	-	-	-
Other	-	-	-	-
Subtotal	-	-	-	-
Financial results from financial assets designated at fair value through profit or loss				
Debt financial instruments	-	-	-	-
Other financial instruments	-	-	-	-
Subtotal	-	-	-	-
Financial results from financial liabilities designated at fair value through profit or loss				
Demand deposits and other demand liabilities, and time deposits and other term equivalents	-	-	-	-
Issued debt instruments	-	-	-	-
Other	-	-	-	-
Subtotal	-	-	-	-
Financial results on recognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income				
Financial assets at amortized cost	365	825	322	1,802
Financial assets at fair value through other comprehensive income	(42,188)	(37,559)	4,270	1,677
Financial liabilities at amortized cost	1,110	4,849	15	18
Financial instruments of regulatory capital issued	-	-	-	-
Subtotal	(40,713)	(31,885)	4,607	3,497
Total	(42,654)	68,819	12,672	(22,893)

NOTE 33 - NET FINANCIAL INCOME, continued

As of September 30, 2024, and 2023, the details of the financial results from foreign exchange, foreign exchange restatement, and hedge accounting of foreign currencies are as follows:

	For the period of 9 months until September 30,		For the quarter ended September 30,	
	2024	2023	2024	2023
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial results from foreign exchange, foreign exchange restatements and hedging of foreign currencies				
Result from foreign exchange	(38,111)	(131,704)	288,921	(387,375)
Exchange rate readjustment results	2,709	(11,386)	(5,203)	(3,187)
Financial assets held for trading at fair value through profit or loss	-	(16,550)	-	(15,024)
Non-trading financial assets mandatory measured at fair value through profit or loss	-	-	-	-
Financial assets designated at fair value through profit or loss	-	-	-	-
Financial assets at fair value through other comprehensive income	-	-	-	-
Financial assets at amortized cost	2,145	4,711	(5,544)	11,620
Other assets	-	(14)	-	-
Financial liabilities at amortized cost	-	-	-	-
Financial liabilities held for trading at fair value through profit or loss	565	467	342	217
Financial liabilities designated at fair value through profit or loss	-	-	-	-
Financial instruments of regulatory capital issued	-	-	-	-
Net result of derivatives in foreign currency risk hedge accounting	258,536	317,815	(224,291)	494,661
Subtotal	223,134	174,725	59,427	104,099
Financial results from reclassifying financial assets due to changes in the business model				
From financial assets at amortized cost to financial assets for trading at fair value through profit or loss	0	0	0	0
From financial assets at fair value through other comprehensive income to financial assets held for trading at fair value through profit or loss	0	0	0	0
Subtotal	0	0	0	0
Other financial results from changes in financial assets and liabilities				
Financial assets at amortized cost	0	0	0	0
Financial assets at fair value through other comprehensive income	0	0	0	0
Financial liabilities at amortized cost	0	0	0	0
Obligations under leasing contracts	0	0	0	0
Financial instruments of regulatory capital issued	0	0	0	0
Subtotal	0	0	0	0
Other financial results from ineffective hedge accounting	0	0	0	0
Other financial results from other hedge accounting	0	0	0	0
Subtotal	0	0	0	0
Total Net financial income	180,480	243,544	72,099	81,206

NOTE 34 - INCOME FROM INVESTMENTS IN COMPANIES

The Interim Consolidated Financial Statements present results from investments in companies of Ch$6,478 million as of September 30, 2024 and Ch$6,406 million as of September 30, 2023, according to the following detail:

For the period of 9 months until September 30, 2024, and 2023	Participation		Result from investments	
	2024	2023	2024	2023
	%	%	Ch$mn	Ch$mn
Companies				
Redbanc S.A.	33.43	33.43	807	211
Transbank S.A	25.00	25.00	3,330	3,676
Centro de Compensación Automatizado S.A	33.33	33.33	1,216	1,152
Sociedad Interbancaria de Depósito de Valores S.A	29.29	29.29	383	347
Cámara de Compensación de Alto Valor S.A.	14.27	15.00	68	63
Administrador Financiero del Transantiago S.A.	20.00	20.00	441	490
Servicios de Infraestructura de Mercado OTC S.A.	12.48	12.48	123	107
Subtotal			**6,368**	**6,046**
Shares or rights in other companies				
Trading Exchanges			109	360
Other			2	-
Subtotal			**111**	**360**
Total			**6,478**	**6,406**

For the quarter ended September 30, 2024, and 2023	Participation		Result from investments	
	2024	2023	2024	2023
	%	%	Ch$mn	Ch$mn
Companies				
Redbanc S.A.	33.43	33.43	421	15
Transbank S.A	25.00	25.00	851	1,229
Centro de Compensación Automatizado S.A	33.33	33.33	465	399
Sociedad Interbancaria de Depósito de Valores S.A	29.29	29.29	154	142
Cámara de Compensación de Alto Valor S.A.	14.27	15.00	60	9
Administrador Financiero del Transantiago S.A.	20.00	20.00	177	201
Servicios de Infraestructura de Mercado OTC S.A.	12.48	12.48	43	63
Subtotal			**2,171**	**2,058**
Shares or rights in other companies				
Trading Exchanges			109	151
Other			(11)	-
Subtotal			**98**	**151**
Total			**2,268**	**2,209**

For more detailed financial information on the companies, see Note 14.

NOTE 35 – NON-CURRENT ASSETS AND DISPOSAL GROUPS NOT QUALIFYING AS DISCONTINUED OPERATIONS

The composition of the result on non-current assets and disposable groups that do not classify as discontinued transactions (assets received in lieu of payment) is as follows:

	For the period of 9 months until September 30,		For the quarter ended September 30,	
	2024	2023	2024	2023
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Net results from assets received in payment or awarded in a judicial auction				
Results from the sale of goods received in payment or awarded in a judicial auction	2,237	6,677	(92)	2,733
Other income from assets received in lieu of payment or awarded in a judicial auction	5,981	19,456	2,673	10,477
Provisions for adjustments to the net realizable value of assets received in lieu of payment or awarded in a judicial auction	(1,255)	(187)	(789)	(115)
Charge-offs of assets received in payment or awarded in a judicial auction	(11,178)	(15,984)	(4,390)	(4,961)
Expenses for maintenance of assets received in lieu of payment or awarded in a judicial auction	(2,780)	(2,368)	(473)	(451)
Non-current assets held for sale and disposal group	3,532	3,788	151	1,504
Total	**(3,463)**	**11,382**	**(2,920)**	**9,187**

Banco Santander-Chile and Affiliate

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 36 - OTHER OPERATING INCOME AND EXPENSES

1. Other operating income is comprised of the following items:

	For the period of 9 months until September 30,		For the quarter ended September 30,	
	2024	**2023**	**2024**	**2023**
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Compensation from insurance companies for claims other than operational risk events	59	25	-	25
Income from expense recovery	235	436	69	47
Rental income	536	627	198	210
Recovery from insurance companies	2,876	—	(1,507)	—
Other income	2,930	1,977	1,059	1,077
Total	**6,636**	**3,065**	**(181)**	**1,359**

2. Other operating expense is comprised of the following items:

	For the period of 9 months until September 30,		For the quarter ended September 30,	
	2024	**2023**	**2024**	**2023**
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Expenditure on insurance premiums to cover operational risk events	(27,089)	(8,888)	(7,515)	(5,973)
Provisions for operational risk	(2,400)	(569)	(493)	730
Operational risk event expense recoveries	23,480	2,356	9,222	230
Restructuring plans	(25,995)	-	(8,822)	-
Provisions for lawsuits and litigations	(429)	(712)	(92)	(134)
Expenses from financial leasing credit operations	(4,067)	(3,885)	(1,593)	(1,313)
Expenses for factoring credit operations	(66)	(628)	(20)	(181)
Other operating expenses	(10,995)	(323)	(3,402)	(3,715)
Total	**(77,446)**	**(18,035)**	**(21,295)**	**(10,572)**

NOTE 37 – EXPENSES FROM OBLIGATIONS TO EMPLOYEES

Expenses from obligations to employees as of September 30, 2024, and 2023, are as follows:

	For the period of 9 months until September 30,		For the quarter ended September 30,	
	2024	**2023**	**2024**	**2023**
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Employee benefits (short-term)	(269,938)	(267,865)	(97,646)	(90,847)
Employee benefits (long-term)	(12,037)	(10,240)	(3,664)	(3,561)
Expenses of employment benefits related to contract terminations	(9,588)	(31,690)	(2,223)	(8,950)
Expenses for defined benefit post-employment plan obligations	(186)	(538)	457	199
Other human resources costs	(6,639)	(6,476)	(2,072)	(2,509)
Total	**(298,388)**	**(316,809)**	**(105,148)**	**(105,668)**

Share-based compensation (settled in cash)

The Bank provides certain executives of the Bank and its affiliates a share-based payment benefit, which is settled in cash according to the requirements of IFRS 2. Accordingly, the Bank measures services received, and liabilities incurred at fair value.

Until settlement of the liability, the Bank determines the liability's fair value at the end of each reporting period and on the settlement date, with any fair value changes recognized in the period results.

Pension plan

The Bank has an additional benefit available to its senior executives, consisting of a pension plan with funds to provide for a better complementary pension upon retirement.

In this respect, the Bank will complement the voluntary contributions made by beneficiaries for their future pension with an equal contribution. Executives shall earn the right to receive this benefit only if they meet the following concurrent conditions:

a. Aimed at the Group's senior management.

b. The general requirement for eligibility is to be still employed when they are 60 years old.

c. The Bank will contract a mixed collective insurance policy (life and savings) for each executive, with the contracting party and beneficiary being the Group company to which the executive belongs.

d. Periodic contributions will be made equal to the amount each manager commits to their voluntary contribution plan.

e. The Bank will be responsible for granting the benefits directly.

In the event of termination of the employment relationship between the executive and the respective company before meeting the conditions described above, no entitlement shall accrue to them under this benefit plan.

Exceptionally, in the event of the manager's death or their total or partial disability, the manager or their heirs shall be entitled to receive this benefit as the case may be.

The Bank will contribute to this benefit plan based on mixed group insurance policies, the beneficiary of which is the Bank. The life insurance company with which these policies are contracted is unrelated to the Bank or any other Group company.

The Bank's entitlements under the plan as of September 30, 2024 amounted to Ch$5,582 million (Ch$5,260 million as of December 31, 2023).

The Bank has quantified the amounts of the defined benefit obligations based on the following criteria:

Calculation method:

The projected unit credit method is used, which considers each year of service as generating an additional unit of benefit entitlement and values each unit separately. It is calculated according to the fund contribution that considers as the main parameters the factors related to the legal annual pension ceiling, the years of service, age and annual income of each unit valued individually.

NOTE 37 – EXPENSES FROM OBLIGATIONS TO EMPLOYEES, continued

Actuarial assumptions used:

Actuarial assumptions regarding demographic and financial variables are unbiased and mutually compatible. The most significant actuarial assumptions considered in the calculations were:

The assets related to the savings fund that the Bank to the Compañía de Seguros Euroamérica contributed for particular service plans are presented in the net-related commitments. The assumptions used are as follows:

Post-Employment Plans	As of September 30, 2024	As of December 31, 2023
Mortality chart	RV-2014	RV-2014
Termination of contract rate	5.0%	5.0%
Impairment chart	PDT 1985	PDT 1985

The movement in the period for post-employment benefits is as follows:

	As of September 30, 2024 Ch$mn	As of December 31, 2023 Ch$mn
Assets for defined post-employment benefits	**5,582**	**5,260**
Commitments for defined benefit plans		
With active personnel	(5,213)	(5,027)
Caused by inactive personnel	-	-
Minus:		
Unrecognized actuarial (gains) losses	-	-
Balances at the end of the period	**369**	**233**

The period cash flow for post-employment benefits is as follows:

	As of September 30, 2024 Ch$mn	As of December 31, 2023 Ch$mn
Fair value of plan assets		
Balance at the beginning of the period	**5,260**	**6,819**
Expected return on insurance contracts	268	539
Employer contributions	1,004	1,269
Actuarial (gains) losses	-	-
Premiums paid	-	-
Benefits paid	(950)	(3,367)
Fair value of plan assets at the end of the period	**5,582**	**5,260**
Present value of obligations		
Present value of the obligations at the beginning of the period	**(5,027)**	**(6,277)**
Net incorporation of companies into the Group	-	-
Current period service costs	(186)	1,250
Reduction/settlement effects	-	-
Benefits paid	-	-
Past service costs	-	-
Actuarial (gains) losses	-	-
Other movements	-	-
Present value of obligations at the end of the period	**(5,213)**	**(5,027)**
Net balance at the end of the period	**369**	**233**

NOTE 37 – EXPENSES FROM OBLIGATIONS TO EMPLOYEES, continued

Expected performance of the Plan:

	As of September 30,	As of December 31,
	2024	2023
Expected rate of return on plan assets	UF + 2,50% per year	UF + 2,50% per year
Expected rate of return on redemption rights	UF + 2,50% per year	UF + 2,50% per year

Costs related to the Plan:

	As of September 30,	As of December 31,
	2024	2023
	Ch$mn	Ch$mn
Current period service costs	(186)	1,250
Interest cost	-	-
Expected return on plan assets	268	539
Extraordinary allocations	-	-
Actuarial (gains)/losses recorded in the period	-	-
Past service cost	-	-
Other	-	-
Total	**82**	**1,789**

NOTE 38 - ADMINISTRATIVE EXPENSE

As of September 30, 2024, and 2023, Administrative Expenses is composed of the following items:

	For the period of 9 months until September 30,		For the quarter ended September 30,	
	2024	**2023**	**2024**	**2023**
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
General administrative expenses	**(164,228)**	**(130,372)**	**(55,922)**	**(43,379)**
Expenses for short-term lease agreements	(13,738)	(5,702)	(4,674)	(1,425)
Expenses for low-value leases	-	-	-	-
Other expenses for lease obligations	(104)	(34)	(65)	(6)
Maintenance and repair of fixed assets	(19,667)	(16,921)	(6,718)	(5,313)
Insurance premiums except to cover operational risk events	(3,931)	(3,320)	(1,218)	(901)
Office Supplies	(4,003)	(3,576)	(1,549)	293
IT and communication expenses	(71,997)	(59,135)	(25,517)	(21,584)
Lighting, heating, and other utilities	(4,610)	(3,572)	(1,646)	(979)
Security and valuables transport services	(14,905)	(16,556)	(4,396)	(6,797)
Representation and personnel travel expenses	(2,530)	(1,619)	(1,039)	(597)
Judicial and notarial expenses	(1,092)	(957)	(379)	(302)
Fees for review and audit of the financial statements by the external auditor	(1,405)	(1,061)	(285)	(318)
Fees for advisory and consultancy services provided by the external auditor	-	-	-	-
Fees for advisory and consultancy services provided by other audit firms	(126)	(150)	(56)	(62)
Fees for securities classification	-	-	-	-
Fees for other technical reports	(6,135)	(3,013)	(1,975)	(400)
Fines applied by the FMC	-	-	-	-
Fines applied by other bodies	-	(29)	-	(29)
Other general administrative expenses	(19,985)	(14,727)	(6,405)	(4,959)
Outsourced services	**(75,651)**	**(62,400)**	**(24,353)**	**(23,005)**
Data processing	(34,711)	(29,965)	(11,604)	(10,322)
Technology development, certification and technology testing service	(2,729)	(2,564)	(690)	(1,007)
External human resources management and external staffing service	(1)	(19)	-	(7)
Valuation service	-	-	-	-
Call Centre service for sales, marketing, quality control and customer service	-	(7)	-	-
External collection service	(233)	(164)	(44)	(53)
Outsourced ATM management and maintenance services	(311)	(354)	(199)	(177)
External cleaning service, catering, custody of files and documents, furniture and equipment storage.	(3,063)	(2,849)	(1,010)	(1,014)
Product sales and distribution services	-	-	-	-
External credit appraisal service	(3,077)	(3,764)	(848)	(1,657)
Other outsourced services	(31,526)	(22,714)	(9,958)	(8,768)
Board expenses	**(1,335)**	**(1,275)**	**(455)**	**(429)**
Remuneration of the Board of Directors	(1,335)	(1,275)	(455)	(429)
Other Board Expenses	-	-	-	-
Marketing expenses	**(17,265)**	**(17,352)**	**(4,433)**	**(5,847)**
Taxes, contributions, fees	**(17,540)**	**(16,100)**	**(5,843)**	**(5,454)**
Real estate contributions	(2,521)	(1,753)	(698)	(591)
Licenses	(1,956)	(2,007)	(722)	(705)
Other taxes	-	(5)	-	-
Contribution to the FMC (ex-SBIF)	(13,063)	(12,335)	(4,423)	(4,158)
Other legal charges	-	-	-	-
Total	**(276,019)**	**(227,499)**	**(91,006)**	**(78,114)**

NOTE 39 - DEPRECIATION AND AMORTIZATION

The amounts corresponding to depreciation and amortization expenses as of September 30, 2024, and 2023 are detailed below:

	For the period of 9 months until September 30,		For the quarter ended September 30,	
	2024	**2023**	**2024**	**2023**
	Ch$mn	**Ch$mn**	**Ch$mn**	**Ch$mn**
Amortization of intangible assets	(39,848)	(39,603)	(12,597)	(13,265)
Depreciation of fixed assets	(35,785)	(34,223)	(12,009)	(12,163)
Depreciation and amortization of assets for rights to use assets in leases	(30,079)	(33,463)	(9,923)	(10,882)
Total Depreciation and Amortization	**(105,712)**	**(107,289)**	**(34,529)**	**(36,310)**

The reconciliation between the book value and balances as of September 30, 2024, and 2023, is as follows:

	Depreciation and amortization			
	Fixed assets	**Intangible assets**	**Right-of-use leased assets**	**Total**
	Ch$mn	**Ch$mn**	**Ch$mn**	**Ch$mn**
Balance as of January 1, 2024	(440,627)	(281,249)	(198,794)	(920,670)
Depreciation and amortization charges for the period	(35,785)	(39,848)	(30,079)	**(105,712)**
Disposals and sales for the period	7,290	-	27,896	**35,186**
Impairment	-	-	-	**-**
Other	66	87	(188)	**(35)**
Balance as of September 30, 2024	**(469,056)**	**(321,010)**	**(201,165)**	**(991,231)**

	Depreciation and amortization			
	Fixed assets	**Intangible assets**	**Right-of-use leased assets**	**Total**
	Ch$mn	**Ch$mn**	**Ch$mn**	**Ch$mn**
Balance as of January 1, 2023	(400,270)	(243,520)	(181,385)	(825,175)
Depreciation and amortization charges for the period	(22,060)	(26,338)	(22,581)	**(70,979)**
Disposals and sales for the period	2,968	-	7,171	**10,139**
Impairment	-	-	-	**-**
Other	(17)	-	17	**-**
Balance as of September 30, 2023	**(419,379)**	**(269,858)**	**(196,778)**	**(886,015)**

NOTE 40 - IMPAIRMENT OF NON-FINANCIAL ASSETS

The amounts corresponding to impairment charges to income as of September 30, 2024, and 2023 are detailed below:

	For the period of 9 months until September 30,		For the quarter ended September 30,	
	2024	**2023**	**2024**	**2023**
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Impairment of investments in companies	-	-	-	-
Impairment of intangible assets	-	-	-	-
Impairment of fixed assets	-	-	-	-
Impairment of assets for the right to use leased assets	-	-	-	-
Impairment of other assets for investment properties	-	-	-	-
Impairment of other assets due to income from ordinary activities generated by contracts with customers	-	-	-	-
Acquisition gain through a business combination on highly advantageous terms	-	-	-	-
Total	**-**	**-**	**-**	**-**

NOTE 41 - CREDIT LOSS EXPENSES

The movement as of September 30, 2024, and 2023, in credit loss expense is summarized as follows:

1. The breakdown of credit loss expenses as of September 30, 2024, and 2023, is as follows:

Summary of loan loss expense for the period	For the period of 9 months until September 30,		For the quarter ended September 30,	
	2024	**2023**	**2024**	**2023**
	Ch$mn	**Ch$mn**	**Ch$mn**	**Ch$mn**
Expense of established provisions for credit risk on loans and receivables	(498,508)	(422,336)	(170,893)	(145,127)
Expense on special provisions for credit risk	(400)	(4,791)	(68)	(4,856)
Recovery of charged-off loans	104,933	75,426	34,027	28,808
Impairment for credit risk on other financial assets not measured at fair value through profit or loss	455	(581)	690	480
Total	**(393,520)**	**(352,282)**	**(136,244)**	**(120,695)**

2. The flow of provision expenses established for credit risk and credit loss expenses on loans as of September 30, 2024, and 2023, is as follows:

Breakdown of expenditure on established provisions for credit risk and credit loss - As of September 30, 2024 (Ch$mn)	Loan loss provision expenses in the period							
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Subtotal	FOGAPE Covid-19 guarantee deductible	Total
	Assessment		Assessment	Assessment				
	Individual	Group	Individual	Individual	Group			
Interbank loans								
Provisions established	(69)	-	-	-	-	**(69)**	-	**(69)**
Provision released	185	-	-	-	-	**185**	-	**185**
Subtotal	**116**	**-**	**-**	**-**	**-**	**116**	**-**	**116**
Commercial loans								
Provisions established	(22,219)	(15,866)	(18,123)	(90,735)	(111,489)	**(258,432)**	(14)	**(258,446)**
Provision released	6,867	11,507	13,740	15,215	26,932	**74,261**	4,921	**79,182**
Subtotal	**(15,352)**	**(4,359)**	**(4,383)**	**(75,520)**	**(84,557)**	**(184,171)**	**4,907**	**(179,264)**
Mortgage loans								
Provisions established	-	(2,916)	-	-	(62,366)	**(65,282)**	-	**(65,282)**
Provision released	-	1,243	-	-	25,498	**26,741**	-	**26,741**
Subtotal	**-**	**(1,673)**	**-**	**-**	**(36,868)**	**(38,541)**	**-**	**(38,541)**
Consumer loans								
Provisions established	-	(8,516)	-	-	(290,584)	**(299,100)**	-	**(299,100)**
Provision released	-	7,057	-	-	11,224	**18,281**	-	**18,281**
Subtotal	**-**	**(1,459)**	**-**	**-**	**(279,360)**	**(280,819)**	**-**	**(280,819)**
Expense of established provisions for credit risk on loans and receivables	**(15,236)**	**(7,491)**	**(4,383)**	**(75,520)**	**(400,785)**	**(503,415)**	**4,907**	**(498,508)**
Recovery of charged-off loans								
Interbank loans								**-**
Commercial loans								**45,960**
Residential mortgage loans								**33,343**
Consumer loans								**25,630**
Subtotal								**104,933**
Total								**(393,575)**

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 41 - CREDIT LOSS EXPENSES, continued

Breakdown of expenditure on established provisions for credit risk and credit loss - As of September 30, 2023	Loan loss provision expenses in the period					Subtotal	FOGAPE Covid-19 guarantee deductible	Total
	Normal portfolio		Substandard Portfolio	Impaired portfolio				
	Assessment		Assessment	Assessment				
(Ch$mn)	Individual	Group	Individual	Individual	Group			
Interbank loans								
Provisions established	(91)	-	-	-	-	**(91)**	-	**(91)**
Provision released	123	-	-	-	-	**123**	-	**123**
Subtotal	**32**	**-**	**-**	**-**	**-**	**32**	**-**	**32**
Commercial loans								
Provisions established	(15,584)	(4,259)	(14,088)	(52,446)	(97,276)	**(183,653)**	(154)	**(183,807)**
Provision released	16,664	14,471	12,809	11,625	4,498	**60,067**	6,754	**66,821**
Subtotal	**1,080**	**10,212**	**(1,279)**	**(40,821)**	**(92,778)**	**(123,586)**	**6,600**	**(116,986)**
Mortgage loans								
Provisions established	-	(4,976)	-	-	(52,485)	**(57,461)**	-	**(57,461)**
Provision released	-	1,240	-	-	198	**1,438**	-	**1,438**
Subtotal	**-**	**(3,736)**	**-**	**-**	**(52,287)**	**(56,023)**	**-**	**(56,023)**
Consumer loans								
Provisions established	-	(15,451)	(4)	(8,514)	(232,809)	**(256,778)**	-	**(256,778)**
Provision released	-	6,856	-	-	563	**7,419**	-	**7,419**
Subtotal	**-**	**(8,595)**	**(4)**	**(8,514)**	**(232,246)**	**(249,359)**	**-**	**(249,359)**
Expense of established provisions for credit risk on loans and receivables	**1,112**	**(2,119)**	**(1,283)**	**(49,335)**	**(377,311)**	**(428,936)**	**6,600**	**(422,336)**
Recovery of charged-off loans								
Interbank loans								**-**
Commercial loans								**38,229**
Residential mortgage loans								**17,065**
Consumer loans								**20,132**
Subtotal								**75,426**
Total								**(346,910)**

NOTE 41 - CREDIT LOSS EXPENSES, continued

Breakdown of expenditure on established provisions for credit risk and credit loss -for the quarter ended September 30, 2024 (Ch$mn)	Loan loss provision expenses in the period					Subtotal	FOGAPE Covid-19 guarantee deductible	Total
	Normal portfolio		Substandard Portfolio	Impaired portfolio				
	Assessment		Assessment	Assessment				
	Individual	Group	Individual	Individual	Group			
Interbank loans								
Provisions established	(64)	-	-	-	-	**(64)**	-	**(64)**
Provision released	63	-	-	-	-	**63**	-	**63**
Subtotal	**(1)**	**-**	**-**	**-**	**-**	**(1)**	**-**	**(1)**
Commercial loans								
Provisions established	(9,504)	(6,262)	(7,181)	(40,622)	(37,914)	**(101,483)**	-	**(101,483)**
Provision released	2,087	2,694	5,268	6,076	6,798	**22,923**	1,129	**24,052**
Subtotal	**(7,417)**	**(3,568)**	**(1,913)**	**(34,546)**	**(31,116)**	**(78,560)**	**1,129**	**(77,431)**
Mortgage loans								
Provisions established	-	(433)	-	-	(12,350)	**(12,783)**	-	**(12,783)**
Provision released	-	765	-	-	25,394	**26,159**	-	**26,159**
Subtotal	**-**	**332**	**-**	**-**	**13,044**	**13,376**	**-**	**13,376**
Consumer loans								
Provisions established	-	(2,595)	-	-	(108,366)	**(110,961)**	-	**(110,961)**
Provision released	-	1,688	-	-	2,436	**4,124**	-	**4,124**
Subtotal	**-**	**(907)**	**-**	**-**	**(105,930)**	**(106,837)**	**-**	**(106,837)**
Expense of established provisions for credit risk on loans and receivables	**(7,418)**	**(4,143)**	**(1,913)**	**(34,546)**	**(124,002)**	**(172,022)**	**1,129**	**(170,893)**
Recovery of charged-off loans								
Interbank loans								-
Commercial loans								**14,431**
Residential mortgage loans								**10,373**
Consumer loans								**9,223**
Subtotal								**34,027**
Total								**(136,866)**

NOTE 41 - CREDIT LOSS EXPENSES, continued

Breakdown of expenditure on established provisions for credit risk and credit loss -for the quarter ended September 30, 2023 (Ch$mn)	Loan loss provision expenses in the period							
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Subtotal	FOGAPE Covid-19 guarantee deductible	Total
	Assessment		Assessment	Assessment				
	Individual	Group	Individual	Individual	Group			
Interbank loans								
Provisions established	(37)	-	-	-	-	**(37)**	-	**(37)**
Provision released	43	-	-	-	-	**43**	-	**43**
Subtotal	**6**	**-**	**-**	**-**	**-**	**6**	**-**	**6**
Commercial loans								
Provisions established	(6,824)	(1,205)	(2,597)	(23,404)	(35,195)	**(69,225)**	-	**(69,225)**
Provision released	4,983	6,355	4,667	589	3,383	**19,977**	2,537	**22,514**
Subtotal	**(1,841)**	**5,150**	**2,070**	**(22,815)**	**(31,812)**	**(49,248)**	**2,537**	**(46,711)**
Mortgage loans								
Provisions established	-	(1,411)	-	-	(18,080)	**(19,491)**	-	**(19,491)**
Provision released	-	278	-	-	36	**314**	-	**314**
Subtotal	**-**	**(1,133)**	**-**	**-**	**(18,044)**	**(19,177)**	**-**	**(19,177)**
Consumer loans								
Provisions established	-	(6,048)	-	(5)	(77,005)	**(83,058)**	-	**(83,058)**
Provision released	-	3,506	-	-	307	**3,813**	-	**3,813**
Subtotal	**-**	**(2,542)**	**-**	**(5)**	**(76,698)**	**(79,245)**	**-**	**(79,245)**
Expense of established provisions for credit risk on loans and receivables	**(1,835)**	**1,475**	**2,070**	**(22,820)**	**(126,554)**	**(147,664)**	**2,537**	**(145,127)**
Recovery of charged-off loans								
Interbank loans								**-**
Commercial loans								**15,240**
Residential mortgage loans								**6,066**
Consumer loans								**7,502**
Subtotal								**28,808**
Total								**(116,319)**

NOTE 41 - CREDIT LOSS EXPENSES, continued

The balance of special provisions for credit risk expenses as of September 30, 2024, and 2023 is as follows:

Summary of expenses of special provisions for credit risk for the period	For the period of 9 months until September 30,		For the quarter ended September 30,	
	2024	**2023**	**2024**	**2023**
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Provision expense for contingent loans	**(367)**	**708**	**(70)**	**1,127**
Interbank loans	–	–	–	–
Commercial loans	217	1,759	215	1,632
Consumer loans	(584)	(1,051)	(285)	(505)
Expense of provisions for local risk in operations with debtors abroad	**(33)**	**501**	**2**	**17**
Expense of special provisions for loans abroad	–	–	–	–
Expense of additional provisions for loans	–	–	–	–
Commercial loans	–	–	–	–
Residential mortgage loans	–	–	–	–
Consumer loans	–	–	–	–
Expense of provision for adjustments to the minimum required provision for the normal portfolio with individual Assessment	–	–	–	–
Expense of provisions established for credit risk as a result of additional prudential requirements	–	(6,000)	–	(6,000)
Total	**(400)**	**(4,791)**	**(68)**	**(4,856)**

NOTE 42 – RESULTS FROM DISCONTINUED OPERATIONS

The Bank currently has no results from discontinued operations.

NOTE 43 – TRANSACTION WITH RELATED PARTIES

'Related parties' refers to the Bank as well as its subsidiaries and associates, including 'key personnel' of the Bank's management (members of the Bank's Board of Directors and the managers of Banco Santander-Chile and its affiliates, together with their close relatives), as well as entities over which the key personnel may exercise significant influence or control.

Furthermore, the Bank considers the various companies comprising Grupo Santander worldwide to be related parties, on the understanding that they all have a common parent company, which is Banco Santander SA (based in Spain).

Article 89 of the Chilean Corporation Law, which also applies to banks, provides that any transaction with a related party must be carried out on fair terms and conditions similar to those normally prevailing in the market.

Additionally, Article 84 of the General Banking Law limits credits granted to related parties and prohibits granting credits to the Bank's directors, general managers, or general representatives.

The Bank's transactions with its related parties are listed below. For ease of understanding, we have divided the information into four categories:

Grupo Santander companies

This category includes entities belonging to Grupo Santander worldwide and also includes entities over which the Bank exercises some degree of control (dependent and special purposes entities).

Associated companies

This category includes those entities over which the Bank, as indicated in Note 1(b) of these Interim Consolidated Financial Statements, exercises some degree of influence and, in general, corresponds to the so-called 'business support companies'.

Key personnel

This category includes the members of the Bank's Board of Directors and Upper Management of Banco Santander-Chile and its affiliates, together with their close relatives.

Other

This category includes those related parties not included in the groups described above, and which generally correspond to those entities over which key personnel can exercise noteworthy influence or control.

The terms for transactions with related parties are equivalent to those of transactions made under market conditions or to which the corresponding considerations in kind have been attributed.

a.   **Loans to related parties**

Loans and receivables, as well as contingent loans corresponding to related entities, are shown below:

The movement of loans with related parties during the financial periods of 2024 and 2023, is as follows:

	As of September 30,				As of December 31,			
	2024				2023			
	Group companies	Associated companies	Key personnel	Other	Group companies	Associated companies	Key personnel	Other
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Loans and receivables								
Commercial loans	781,992	39,608	2,995	911	750,419	49,284	3,272	978
Mortgage loans	-	-	32,822	-	-	-	29,809	-
Consumer loans	-	-	5,643	-	-	-	6,388	-
Loans and receivables	**781,992**	**39,608**	**41,460**	**911**	**750,419**	**49,284**	**39,469**	**978**
Provision for loan losses	(941)	(41)	(1,212)	(11)	(1,037)	(50)	(361)	(19)
Net loans	**781,051**	**39,567**	**40,248**	**900**	**749,382**	**49,234**	**39,108**	**959**

NOTE 43 – TRANSACTION WITH RELATED PARTIES, continued

	As of September 30,				As of December 31,			
	2024				2023			
	Group companies (*)	Associated companies	Key personnel	Other	Group companies (*)	Associated companies	Key personnel	Other
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Guarantee	1,031	-	31,590	110	1,032	-	31,489	115
Contingent loans								
Guarantees and sureties	-	-	-	-	-	-	-	-
Letters of credit	11,970	-	-	-	1,960	-	-	-
Transactions with contingent events	20,283	-	-	383	438	-	-	343
Contingent loans	32,253	-	-	383	2,398	-	-	343
Provisions for contingent loans	(22)	-	-	(10)	(4)	-	-	(5)
Net contingent loans	32,231	-	-	373	2,394	-	-	338

	As of September 30,				As of December 31,			
	2024				2023			
	Group companies (*)	Associated companies	Key personnel	Other	Group companies (*)	Associated companies	Key personnel	Other
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1,	752,817	49,284	39,469	1,321	730,208	118	40,204	280
Loans granted	94,539	4,018	10,337	83	101,819	65,320	13,177	5,389
Loans paid	(59,773)	(13,869)	(8,603)	(126)	(79,210)	(16,154)	(13,912)	(4,348)
Total	787,583	39,433	41,203	1,278	752,817	49,284	39,469	1,321

(*) As of September 30, 2024, and December 31, 2023, loans corresponding to group companies outside the scope of consolidation amounted to Ch$32,298 million and $3,348 million, respectively.

b.   The assets and liabilities for related party transactions as of September 30, 2024, and December 31, 2023, are as follows:

Assets and liabilities from transactions with related parties

Types of assets and liabilities held with related parties As of September 30, 2024 (MM$)	Type of related party			
	Group companies	Associated companies	Key personnel	Other
ASSETS				
Cash and deposits in banks	320,209	–	–	–
Financial assets held for trading at fair value through profit or loss				
Derivative contracts	1,085,091	1,946	–	–
Other assets	827,674	766,129	–	–
LIABILITIES				
Financial liabilities held for trading at fair value through profit or loss				
Derivative contracts	1,785,512	1,910	–	–
Financial liabilities at amortized cost				
Deposits and other demand liabilities	241,867	608	2,471	800
Time deposits and other term equivalents	14,312	–	5,463	68
Obligations under repurchase and securities lending agreements	306,871	–	–	–
Interbank borrowing	77,228	–	–	–
Debt and regulatory capital financial instruments issued	866,554	–	–	–
Other liabilities	277,300	712,366	–	–

NOTE 43 – TRANSACTION WITH RELATED PARTIES, continued

Types of assets and liabilities held with related parties As of December 31, 2023 (MM$)	Type of related party			
	Group companies	Associated companies	Key personnel	Other
ASSETS				
Cash and deposits in banks	666,062	–	–	–
Financial assets held for trading at fair value through profit or loss				
Derivative contracts	967,020	267,679	–	–
Other assets	686,950	550,400	–	–
LIABILITIES				
Financial liabilities held for trading at fair value through profit or loss				
Derivative contracts	1,255,740	370,314	–	–
Financial liabilities at amortized cost				
Deposits and other demand liabilities	54,033	1,272	3,833	502
Time deposits and other term equivalents	145,649	–	9,894	1,589
Obligations under repurchase and securities lending agreements	129,321	–	–	–
Interbank borrowing	33,693	–	–	–
Debt and regulatory capital financial instruments issued	1,081,123	–	–	–
Other liabilities	**257,915**	**435,093**	**–**	**–**

c.   Income and expenses from related party transactions

Type of income and expenses from related party transactions as of September 30, 2024 (Ch$mn)	Group companies	Associated companies	Key personnel	Other
Interest and adjustment income and expenses	(6,129)	1,905	1,677	51
Commission and service income and expenses	125,626	(49,601)	161	16
Net financial results (*)	812,440	102,671	-	-
Other operating income and expenses	665	(591)	-	-
Remuneration and expenses of key personnel	-	-	(31,149)	-
Administrative and other expenses	(82,319)	(3,462)	-	-

(*)   This primarily pertains to derivative contracts used to financially hedge the exchange rate risk of assets and liabilities covering positions of the Bank and its affiliates.

Type of income and expenses from related party transactions as of September 30, 2023 (Ch$mn)	Group companies	Associated companies	Key personnel	Other
Interest and adjustment income and expenses	-	-	-	-
Commission and service income and expenses	-	-	-	-
Net financial results (*)	-	-	-	-
Other operating income and expenses	-	-	-	-
Remuneration and expenses of key personnel	-	-	-	-
Administrative and other expenses	-	-	-	-

(*)   This primarily pertains to derivative contracts used to financially hedge the exchange rate risk of assets and liabilities covering positions of the Bank and its affiliates.

NOTE 43 - TRANSACTION WITH RELATED PARTIES, continued

d. Individual transactions in the period with related parties that are legal entities that are not normal business transactions with customers in general and that involve a transfer of resources, services or obligations of more than UF 2,000, per paragraph 9 of IAS 24.

As of September 30, 2024 Company name	Country of residence	Nature of the Relationship with the Bank	Back Office services			Transactions on matching terms to those with mutual independence between the parties	Effect on the income statement		Effect on the balance sheet	
			Type of service	Term	Renewal conditions		Revenues Ch$mn	Expenses Ch$mn	Receivables Ch$mn	Payables Ch$mn
Banco Santander, S.A.	Spain	Group	Consulting Services	Monthly	As contracted	Yes	-	15,432	-	15,399
Santander Back-Offices Globales Mayoristas, S.A.	Spain	Group	Back Office services	Monthly	As contracted	Yes	-	3,183	-	-
Santander Chile Holding S.A.	Chile	Group	Leases	Monthly	As contracted	Yes	198	-	2	-
Santander Factoring S.A.	Chile	Group	Leases, Custody and Portal	Monthly	As contracted	Yes	33	314	20	120
Gesban Santander Servicios Profesionales Contables Limitada	Chile	Group	Accounting Services	Monthly	As contracted	Yes	43	665	-	38
Santander Global Services, S.L.	Spain	Group	Consulting services	Monthly	As contracted	Yes	-	424	-	-
Santander Investment Chile Limitada	Chile	Group	Leases	Monthly	As contracted	Yes	-	3,673	3	29
Santander Global Technology and Operations Chile limitada	Chile	Group	IT Services	Monthly	As contracted	Yes	-	259	-	259
Universia Chile S.A.	Chile	Group	Institutional Services	Monthly	As contracted	Yes	6	341	-	135
Aquanima Chile S.A.	Chile	Group	Procurement Services	Monthly	As contracted	Yes	-	1,438	-	674
Santander Asset Management S.A. Administradora General de Fondos	Chile	Group	Leases and Other	Monthly	As contracted	Yes	-	463	8,513	61
Centro de Compensación Automatizado S.A.	Chile	Associated	Derivatives clearing	Monthly	As contracted	Yes	-	2,966	-	-
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Chile	Associated	Card operator	Monthly	As contracted	Yes	-	610	-	-
Zurich Santander Seguros Generales Chile S.A.	Chile	Associated	Channel Usage Services	Monthly	As contracted	Yes	139	-	1,782	-
F1rst Tecnologia e Inovação Ltda.	Brazil	Group	IT Services and Service Desk	Monthly	As contracted	Yes	-	15,023	-	-
Santander Global Technology and Operations, S.L. Unipersonal	Spain	Group	IT services and Ops,	Monthly	As contracted	Yes	-	38,585	-	-
PagoNxt Trade Services, S.L.	Spain	Group	Digital payments	Monthly	As contracted	Yes	-	630	-	-

NOTE 43 - TRANSACTION WITH RELATED PARTIES, continued

As of December 31, 2023 Company name	Country of residence	Nature of the Relationship with the Bank	Description of the transaction			Transactions on matching terms to those with mutual independence between the parties	Effect on the income statement		Effect on the balance sheet	
			Type of service	Term	Renewal conditions		Revenues Ch$mn	Expenses Ch$mn	Receivables Ch$mn	Payables Ch$mn
Banco Santander, S.A.	Spain	Group	Consulting Services	Monthly	As contracted	Yes	-	18,929	-	18,715
Santander Back-Offices Globales Mayoristas, S.A.	Spain	Group	BackOffice services	Monthly	As contracted	Yes	-	3,216	-	-
Santander Chile Holding S.A.	Chile	Group	Leases	Monthly	As contracted	Yes	255	-	2	-
Santander Factoring S.A.	Chile	Group	Leases, Custody and Portal	Monthly	As contracted	Yes	42	418	20	51
Gesban Santander Servicios Profesionales Contables Limitada	Chile	Group	Accounting Services	Monthly	As contracted	Yes	60	1,104	-	-
Santander Global Services, S.L.	Spain	Group	Consulting services	Monthly	As contracted	Yes	-	639	-	-
Santander Investment Chile Limitada	Chile	Group	Leases	Monthly	As contracted	Yes	-	4,725	-	29
Santander Global Technology and Operations Chile limitada	Chile	Group	IT Services	Monthly	As contracted	Yes	-	306	-	9
Universia Chile S.A.	Chile	Group	Institutional Services	Monthly	As contracted	Yes	4	377	-	-
Aquanima Chile S.A.	Chile	Group	Procurement Services	Monthly	As contracted	Yes	-	1,943	-	112
Santander Asset Management S.A. Administradora General de Fondos	Chile	Group	Leases and Other	Monthly	As contracted	Yes	-	676	747	78
Centro de Compensación Automatizado S.A.	Chile	Associated	Channel Usage Services	Monthly	As contracted	Yes	-	3,615	-	-
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Chile	Associated	IT Services	Monthly	As contracted	Yes	-	646	-	-
Zurich Santander Seguros Generales Chile S.A.	Chile	Associated	IT Services	Monthly	As contracted	Yes	205	-	1,667	-
F1rst Tecnologia e Inovação Ltda.	Brazil	Group	Derivatives clearing	Monthly	As contracted	Yes	-	8,723	-	-
Santander Global Technology and Operations, S.L. Unipersonal	Spain	Group	Card Operator	Monthly	As contracted	Yes	-	52,948	-	-
PagoNxt Trade Services, S.L.	Spain	Group	Digital payments	Monthly	As contracted	Yes	-	400	-	-
Mercury Trade Finance Solutions, S.p.A.	Chile	Group	IT Services	Monthly	As contracted	Yes	-	183	-	-
Banco Santander, S.A.	Spain	Group	Consulting services	Monthly	As contracted	Yes	-	18,929	-	18,715

NOTE 43 - TRANSACTION WITH RELATED PARTIES, continued

Payments to the Board of Directors and key personnel of the Bank's Management and its subsidiaries

The remuneration received by key management personnel, including the members of the Bank's Board of Directors and Banco Santander-Chile's managers, are presented under the item 'Remuneration and personnel expenses' and/or 'Administrative expenses' in the Interim Consolidated Income Statements and corresponds to the following:

	As of September 30,	
	2024	2023
	Ch$mn	Ch$mn
Salaries	16,490	16,237
Remuneration of the Board of Directors	1,335	1,275
Bonuses	12,446	12,968
Stock-based compensation	(217)	1,787
Training costs	-	38
Seniority compensation	15	1,964
Health funds	296	282
Other personnel costs funds	598	633
Pension plans	186	538
Total	**31,149**	**35,722**

Composition of the Board of Directors and key management personnel of the Bank and its subsidiaries

Composition of the Board of Directors and Key Management Personnel of the Bank and its subsidiaries	As of September 30,	
	2024	2023
Directors	11	11
Managers	127	128
Total	**138**	**139**

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Fair value is defined as the price that would be received in the event of a sale of an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price), regardless of whether that figure is directly observable or estimated using another valuation technique. The fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place in the principal market for the asset or liability or the most advantageous market for the asset or liability.

For those financial instruments for which market prices are not available, fair values have been estimated using recent transactions in similar instruments or, if not possible, the current values or other valuation techniques based on mathematical valuation models sufficiently validated by the international financial community. In using these models, the specific features of the asset or liability to be valued and, in particular, the different types of risks related to the asset or liability are considered.

These techniques are inherently subjective and significantly affect the assumptions used, including the discount rate, estimates of future cash flows and prepayment assumptions. Therefore, the fair value of an asset or liability may not coincide exactly with the price at which the asset or liability could be delivered or settled on its valuation date and may not be justified by comparison with independent markets.

Determining the fair value of financial instruments

The following is a comparison between the book value of the Bank's financial assets and liabilities and their corresponding fair values as of September 30, 2024, and December 31, 2023:

	As of September 30, 2024		As of December 31, 2023	
	Book value	Fair value	Book value	Fair value
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Assets				
Financial assets held for trading at fair value through profit or loss	**11,451,943**	**11,451,943**	**10,217,794**	**10,217,794**
Financial derivatives contracts	10,984,099	10,984,099	10,119,486	10,119,486
Debt financial instruments	467,844	467,844	98,308	98,308
Financial assets at fair value through other comprehensive income	**3,397,371**	**3,397,371**	**4,641,282**	**4,641,282**
Debt financial instruments	3,359,231	3,359,231	4,536,025	4,536,025
Other financial instruments	38,140	38,140	105,257	105,257
Financial derivative contracts for hedge accounting	**469,228**	**469,228**	**605,529**	**605,529**
Debt financial instruments at amortized cost	**43,908,850**	**44,829,621**	**47,834,678**	**47,163,936**
Debt financial instruments	4,783,621	4,857,554	8,176,895	7,927,729
Interbank loans and receivables from clients	39,125,229	39,972,067	39,657,783	39,236,207
Guarantees provided for derivative financial transactions	**1,813,453**	**1,813,453**	**2,238,900**	**2,238,900**
Liabilities				
Financial liabilities held for trading at fair value through profit or loss	**10,864,364**	**10,864,364**	**9,521,575**	**9,521,575**
Financial derivatives contracts	10,864,364	10,864,364	9,521,575	9,521,575
Financial derivative contracts for hedge accounting	**1,099,088**	**1,099,088**	**2,466,767**	**2,466,767**
Financial liabilities at amortized cost	**43,939,853**	**44,228,156**	**50,762,244**	**50,658,134**
Deposits and other demand liabilities	13,122,845	13,122,845	13,537,826	13,537,826
Time deposits and other term equivalents	16,494,241	16,656,424	16,137,942	16,326,086
Interbank borrowing	3,536,748	3,572,929	10,366,499	10,289,810
Debt and regulatory capital financial instruments issued	10,614,823	10,704,762	10,423,704	10,208,139
Other financial liabilities	171,196	171,196	296,273	296,273
Guarantees received for financial derivative transactions	**1,632,862**	**1,632,862**	**1,081,226**	**1,081,226**

The fair value approximates, due to their short-term nature, the book value of the following items: cash and bank deposits, cash items in collection process and securities lending and repurchase agreements. Furthermore, the fair value estimates presented above are not intended to estimate the value of the Bank's profits generated by its business or future activities. They, therefore, do not represent the value of the Bank as a going concern. The methods used to estimate the fair value of financial instruments are detailed below.

NOTE 44 – FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

1. **Debt financial instruments**

The estimated fair value of these financial instruments was established using market values or estimates from an available dealer or quoted market prices of similar financial instruments. Investments are valued at carrying value (recorded) as they are not considered to have a fair value significantly different from their historical one. To estimate the fair value of debt investments, other variables and additional elements (where applicable) were considered, including the estimated prepayment rates and the credit risk of the issuers.

2. **Interbank loans and receivables from clients**

The fair value of commercial, mortgage, credit cards and consumer loans are measured using discounted cash flow analysis. For this purpose, prevailing market interest rates are used regarding the product, term, amount and similar credit quality. The fair value of loans overdue by 90 days or more is measured using the market value of the associated collateral, discounted at the expected realization rate and term.

The estimated fair value is based on the book value for variable-rate loans whose interest rates frequently change (monthly or quarterly) and are not subject to any significant change in credit risk. The account balances and fair values are presented net of provisions for credit risk.

3. **Deposits and other demand obligations**

The disclosed fair value of non-interest-bearing deposits and savings accounts is the amount payable at the reporting date and equal to the book value. The fair value of time deposits is calculated using the discounted cash flow method, which applies current interest rates offered to a schedule of monthly maturities expected in the market.

4. **Short and long-term issued debt instruments**

The fair value of these financial instruments is calculated using a discounted cash flow analysis based on the current incremental lending rates for similar loan types with similar maturities.

5. **Financial derivatives and hedge accounting contracts**

The estimated fair value of foreign exchange forward contracts was calculated using quoted market prices for financial instruments with similar characteristics.

The fair value of interest rate swaps represents the estimated amount the Bank determines as the exit price under IFRS 13. If there are no quoted market prices (direct or indirect) for any derivative instruments, the respective fair value estimates are calculated using valuation models and techniques such as Black-Scholes, Hull and Monte Carlo simulations. It considers relevant inputs such as option volatility, observable correlations between underlying values, counterparty credit risk, implied price volatility, the speed with which volatility reverts to its mean value and the linear relationship (correlation) between the value of a variable.

Fair value measurement and hierarchy

IFRS 13 'Fair Value Measurement' establishes a fair value hierarchy, which segregates the valuation technique's inputs and/or assumptions used to measure the fair value of financial instruments. The hierarchy prioritizes unadjusted quoted prices in active markets for identical assets or liabilities (level 1). The lowest priority is given to significant inputs with unobservable data (level 3 measures). The three levels of the fair value hierarchy are as follows:

   • Level 1: inputs are quoted (unadjusted) prices in active markets for identical assets and liabilities that the Bank can access at the measurement date.

   • Level 2: inputs other than quoted prices included in Level 1, which can be observed directly or indirectly for assets or liabilities.

   • Level 3: unobservable input for the asset or liability.

The estimated fair value of foreign exchange forward contracts was calculated using quoted market prices for financial instruments with similar characteristics.

The fair value of interest rate swaps represents the estimated amount the Bank expects to receive or pay to terminate the contracts or agreements, considering the term structures of the interest rate curve, volatility of the underlying and the credit risk of the counterparties.

NOTE 44 – FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

In cases in which quotes cannot be observed, management makes its best estimate of the price that the market would set using its internal models, which in most cases use data based on observable market parameters as significant inputs (Level 2) and, in limited cases, use significant inputs that are not observable in market data (Level 3). Various techniques are used to estimate it, including extrapolating observable market data.

Financial instruments at fair value and determined by published quotations in active markets (Level 1) comprise:

- Instruments of the Chilean Central Bank and the General Treasury of the Republic.
- Instruments issued abroad.
- Mutual Funds.

If the instruments are not 100% market observable, the price is a function of other market observable prices (Level 2). The following financial instruments are classified in level 2:

Type of financial instrument	Valuation model used	Description
Mortgage and private bonds	Present value of cash flows	RiskAmerica provides the internal rates of return (IRR) according to the following criteria: On the valuation day, if there are one or more valid transactions in the Santiago Stock Exchange for a given mnemonic code, the reported rate is the weighted average of said rates. If there are no valid transactions for a given mnemonic data on the valuation day, the reported rate is an 'IRR baseline' from a reference structure plus a 'Model Spread' based on information from historical spreads of the same or similar documents.
Time deposits	Present value of cash flows	RiskAmerica provides the internal rates of return (IRR) according to the following criteria: On the valuation day, if there are one or more valid transactions in the Santiago Stock Exchange for a given mnemonic code, the reported rate is the weighted average of said rates. If there are no valid transactions for a given mnemonic code on the valuation day, the reported rate is an 'IRR baseline' from a reference structure plus a 'Model Spread' based on the 'Issuer curves'.
Constant Maturity Swap (CMS), Forward FX and Inflation, Cross Currency Swap (CCS), Interest Rate Swap (IRS)	Present value of cash flows	Rates (IRR) are provided by ICAP, GFI, Tradition and Bloomberg according to the following criteria: The published market prices are used to construct the valuation curve using the bootstrapping method, and then this curve is used to value the various derivatives.
FX Options	Black-Scholes	Formula adjusted by the volatility smile (implicit volatility). BGC Partners provide prices (volatilities) according to the following criteria: The volatility surface is built through interpolation using published market prices, and these volatilities are then used to value the options.
Guarantees for threshold transactions, guarantee deposits	Present value of cash flows	Transactions related to derivatives contracts such as Constant Maturity Swap (CMS), Forward FX and Inflation, Cross Currency Swap (CCS), Interest Rate Swap (IRS) and FX Options.

In limited cases, unobservable inputs are used in market data (Level 3). Various techniques are used to estimate this, including extrapolating observable market data or a mix of observable data.

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

The following financial instruments are classified at level 3:

Type of financial instrument	Valuation model used	Description
Caps/Floors/Swaptions	Black Normal model for Cap/Floors and Swaptions	There is no observable input of implied volatility.
	Black-Scholes	There is no observable input of implied volatility.
	Hull-White	Hybrid HW model for rates and Brownian motion for FX. There is no observable input of implied volatility.
	Implicit Forward Rate Agreement (FRA)	Start Fwd is unsupported by Murex (platform) due to the UF forward estimate.
CCS, IRS, CMS in Active Bank Rate (TAB)	Present value of cash flows	Valuation obtained using yield curve interpolating to maturity of flows. Nevertheless, TAB is not a directly observable variable nor correlated to any market input.
	Present value of cash flows	Valuation using prices of instruments with similar characteristics plus a liquidity charge-off rate.
CCS (maturities over 30 years)	Present value of cash flows	Rates (IRR) are provided by ICAP, GFI, Tradition and Bloomberg according to the following criteria: The published market prices are used to construct the valuation curve using the bootstrapping method and then this curve is used to value the various derivatives.
Recognition bonds	Spread over risk-free	Valuation by the stochastic dynamic model to obtain the discount rate.
Receivables accounts valued at fair value	Present value of cash flows	Measured by discounting the estimated cash flow using the interest rate of the new contracts.
Mortgage notes	Present value of cash flows	The rates (IRR) are provided by RiskAmerica according to the following criteria: If on the valuation day there are one or more valid transactions on the Santiago Stock Exchange for a given mnemonic, the rate reported is the weighted average by the amount of observed rates. If there are no valid transactions for a given mnemonic on the day of valuation, the rate reported is a "base IRR", based on a reference structure, plus a "Model Spread" based on historical spread information for the same or similar instruments.

The Bank estimates that any changes in the unobservable inputs for instruments classified as level 3 would not result in significant differences in the fair value measurement.

The following table presents the assets and liabilities that are measured at fair value constantly:

As of September 30,	Fair value measurements			
	2024 Ch$mn	Level 1 Ch$mn	Level 2 Ch$mn	Level 3 Ch$mn
Assets				
Financial assets held for trading at fair value through profit or loss	11,451,943	467,844	10,981,307	2,792
Financial derivatives contracts	10,984,099	-	10,981,307	2,792
Debt financial instruments	467,844	467,844	-	-
Financial assets at fair value through other comprehensive income	3,397,371	3,353,392	-	43,979
Debt financial instruments	3,359,231	3,353,392	-	5,839
Other financial instruments	38,140	-	-	38,140
Financial derivative contracts for hedge accounting	469,228	-	469,228	-
Guarantee deposits (margin accounts)	1,813,453	-	1,813,453	-
Total	17,131,995	3,821,236	13,263,988	46,771
Liabilities				
Financial liabilities held for trading at fair value through profit or loss	10,864,364	–	10,864,211	153
Financial derivatives contracts	10,864,364	–	10,864,211	153
Financial derivative contracts for hedge accounting	1,099,088	–	1,099,088	–
Guarantees received (margin accounts)	1,632,862	–	1,632,862	–
Total	13,596,314	–	13,596,161	153

NOTE 44 – FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

As of December 31,	Fair value measurements			
	2023	Level 1	Level 2	Level 3
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Assets				
Financial assets held for trading at fair value through profit or loss	**10,217,794**	**98,308**	**10,119,486**	**–**
Financial derivatives contracts	10,119,486	–	10,119,486	–
Debt financial instruments	98,308	98,308	–	–
Financial assets at fair value through other comprehensive income	**4,641,282**	**4,528,915**	**6,656**	**105,711**
Debt financial instruments	4,536,025	4,528,915	6,656	454
Other financial instruments	105,257	–	–	105,257
Financial derivative contracts for hedge accounting	**605,529**	**–**	**605,529**	**–**
Guarantee deposits (margin accounts)	**2,238,900**	**–**	**2,238,900**	**–**
Total	17,703,505	4,627,223	12,970,571	105,711
Liabilities				
Financial liabilities held for trading at fair value through profit or loss	**9,521,575**	**–**	**9,521,575**	**–**
Financial derivatives contracts	9,521,575	–	9,521,575	–
Financial derivative contracts for hedge accounting	**2,466,767**	**–**	**2,466,767**	**–**
Guarantees received (margin accounts)	**1,081,226**	**–**	**1,081,226**	**–**
Total	13,069,568	–	13,069,568	–

The following tables present assets and liabilities that are not recurrently measured at fair value in the Interim Consolidated Statement of Financial Position:

As of September 30,	Fair value measurements			
	2024	Level 1	Level 2	Level 3
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Assets				
Debt financial instruments at amortized cost				
Debt financial instruments	**4,857,554**	4,857,554	-	-
Interbank loans and receivables from clients	**39,972,067**	-	-	39,972,067
Total	**44,829,621**	4,857,554	-	39,972,067
Liabilities				
Financial liabilities at amortized cost				
Deposits and other demand liabilities	**13,122,845**	-	-	13,122,845
Time deposits and other term equivalents	**16,656,424**	-	16,656,424	-
Interbank borrowing	**3,572,929**	-	3,572,929	-
Debt and regulatory capital financial instruments issued	**10,704,762**	-	10,704,403	359
Other financial liabilities	**171,196**	-	171,196	-
Total	**44,228,156**	-	31,104,952	13,123,204

NOTE 44 – FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

| As of December 31, | Fair value measurements | | | |
| | 2023 | Level 1 | Level 2 | Level 3 |
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Assets				
Debt financial instruments at amortized cost				
Debt financial instruments	**7,927,729**	7,927,729	-	-
Interbank loans and receivables from clients	**39,236,207**	-	-	39,236,207
Total	**47,163,936**	**7,927,729**	**-**	**39,236,207**
Liabilities				
Financial liabilities at amortized cost				
Deposits and other demand liabilities	**13,537,826**	-	-	13,537,826
Time deposits and other term equivalents	**16,326,086**	-	16,326,086	-
Interbank borrowing	**10,289,810**	-	10,289,810	-
Debt and regulatory capital financial instruments issued	**10,208,139**	-	10,208,139	-
Other financial liabilities	**296,273**	-	296,273	-
Total	**50,658,134**	**-**	**37,120,308**	**13,537,826**

The fair value of other assets and other liabilities approximates its book value.

The methods and assumptions for estimating fair value are defined below:

- Loans and amounts owed by credit institutions and clients: Fair value is estimated for groups of loans with similar characteristics. The fair value was measured by discounting the estimated cash flow using the interest rate of the new contracts. First, the future cash flow of the current loan portfolio is estimated using contractual rates. Then the new loans distributed over the risk-free interest rate are incorporated into the (risk-free) yield curve to calculate the loan portfolio at fair value.

Regarding behavioral assumptions, it is important to underline that a prepayment rate is applied to the loan portfolio, resulting in a more realistic future cash flow.

- Deposit and Bank Borrowings: The fair value of deposits was calculated by discounting the difference between the cash flows on a contractual basis and prevailing market rates for instruments with similar maturities. The book value was considered to approximate the fair value for variable-rate deposits.

- Debt instruments issued and other financial obligations: The fair value of long-term borrowings was estimated using the discounted cash flow to the interest rate presented in the market with similar terms and maturities.

The valuation techniques used to estimate each level are defined in Note 2.

There were no transfers between levels 1 and 2 as of September 30, 2024, and December 31, 2023.

The following table presents the Bank's activity for assets and liabilities recurrently measured at fair value using significant inputs with unobserved data (level 3) as of September 30, 2024, and 2023, and December 31, 2023:

| | Assets | Liabilities |
	Ch$mn	Ch$mn
Balance as of January 1, 2024	**105,711**	**-**
Total realized and unrealized profit (loss):		
Included in profits	(19)	-
Included in comprehensive income	5,264	-
Acquisitions, issues, liquidations, and placements (net)	(72,495)	43
Level transfers	8,310	110
As of September 30, 2024	**46,771**	**153**
Total profit or loss included in profit or loss as of September 30, 2024 attributable to the change in unrealized profit (loss) relating to assets or liabilities as of December 31, 2023	**(58,940)**	**153**

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

	Assets Ch$mn	Liabilities Ch$mn
Balance as of January 1, 2023	**142,776**	**-**
Total realized and unrealized profit (loss):		
Included in profit	(19)	-
Included in comprehensive income	9,351	-
Acquisitions, issues and placements (net)	(46,397)	-
Level transfers	-	-
As of December 31, 2023	**105,711**	**-**
Total profit or loss included in profit or loss as of December 31, 2023 attributable to the change in unrealized profit (loss) relating to assets or liabilities as of December 31, 2022	**(37,065)**	**-**

The internal Local Risk Factor Committee, which is held quarterly, reviews the cases in which transfers must be made between the different levels. During the year 2024, the Bank has not carried out reclassifications in instruments that were at level 3 to level 2.

Realized and unrealized profit (loss) included in results as of September 30, 2024, and December 31, 2023, on assets and liabilities recurrently measured at fair value through significant inputs of unobservable data (Level 3) are recorded in the Interim Consolidated Income Statements under 'Net income from financial results'.

The potential effect as of September 30, 2024, and 2023, on the valuation of assets and liabilities measured at fair value on a recurring basis through significant unobservable inputs (Level 3) that would arise from a change in the main assumptions in the case of using other reasonably possible hypotheses that are less favorable or more favorable than those used, is not considered significant for the Bank.

The following tables show the financial instruments subject to offsetting according to IAS 32 for 2024 and 2023:

As of September 30, 2024	Linked financial instruments offset on the balance sheet			Residuals of financial instruments that are not linked and/or not subject to offsetting	Amount in the statement of financial position
	Gross amounts	Amounts offset on the balance sheet	Net amount presented in the balance sheet		
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Assets					
Financial derivatives contracts and hedge accounting (*)	11,269,670	-	11,263,248	190,079	**11,453,327**
Repurchase and securities lending contracts	164,459	-	164,459	-	**164,459**
Loans and receivables form clients plus interbank loans	-	-	-	39,125,229	**39,125,229**
Total	**11,434,129**	**-**	**11,427,707**	**39,315,308**	**50,743,015**
Liabilities					
Financial derivatives contracts and hedge accounting (*)	11,666,579	-	11,660,157	303,295	**11,963,452**
Repurchase and securities lending contracts	1,605,479	-	1,605,479	-	**1,605,479**
Deposits and obligations with banks	-	-	-	33,153,834	**33,153,834**
Total	**13,272,058**	**-**	**13,265,636**	**33,457,129**	**46,722,765**

(*) These items include guarantees of Ch$1,806,592 and Ch$1,670,445 for derivative assets and liabilities, respectively.

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

As of December 31, 2023	Linked financial instruments offset on the balance sheet			Residuals of financial instruments that are not linked and/or not subject to offsetting	Amount in the statement of financial position
	Gross amounts	Amounts offset on the balance sheet	Net amount presented in the balance sheet		
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Assets					
Financial derivatives contracts and hedge accounting (*)	10,575,817	—	10,575,817	149,198	**10,725,015**
Loans and receivables form clients plus interbank loans	—	—	—	39,657,783	**39,657,783**
Total	**10,575,817**	**—**	**10,575,817**	**39,806,981**	50,382,798
Liabilities					
Financial derivatives contracts and hedge accounting (*)	11,732,137	—	11,732,137	256,205	**11,988,342**
Repurchase and securities lending contracts	282,584	—	282,584	—	**282,584**
Deposits and obligations with banks	—	—	—	40,042,267	**40,042,267**
Total	**12,014,721**	**—**	**12,014,721**	**40,298,472**	52,313,193

(*) These items include guarantees of Ch$2,225,820 million and Ch$839,201 million for derivative assets and liabilities, respectively.

To reduce the credit exposure on its financial derivatives transactions, the Bank has entered into bilateral collateral agreements with its counterparties, establishing the terms and conditions under which they operate. In general terms, collateral (received/delivered) operates when the net fair value of the financial instruments held exceeds the thresholds defined in the respective contracts.

Financial derivative contracts are listed below, according to their collateral agreement:

Financial derivatives contracts and hedge accounting	As of September 30, 2024		As of December 31, 2023	
	Assets	Liabilities	Assets	Liabilities
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Derivative contracts with a zero threshold collateral agreement	10,523,404	10,564,348	9,802,491	10,836,243
Derivative contracts with non-zero threshold collateral agreement	739,844	1,095,809	773,325	895,894
Derivative contracts without collateral agreement	190,079	303,295	149,199	256,205
Total financial derivatives	**11,453,327**	**11,963,452**	**10,725,015**	**11,988,342**

NOTE 45 - MATURITY OF FINANCIAL ASSETS AND LIABILITIES

As of September 30, 2024, and December 31, 2023, the detail of the maturity of financial assets and liabilities according to their remaining maturities is as follows:

As of September 30, 2024	On demand	Up to 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 3 years	Between 3 to 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial assets								
Cash and bank deposits	1,894,336	-	-	-	-	-	-	**1,894,336**
Cash in collection process	874,353	-	-	-	-	-	-	**874,353**
Financial assets held for trading at fair value through profit or loss								
Financial derivative contracts and hedge accounting	-	465,741	517,204	1,760,137	2,917,041	1,866,529	3,926,675	**11,453,327**
Debt financial instruments	-	-	-	4,413	184,706	187,575	91,150	**467,844**
Financial assets at fair value through other comprehensive income								
Debt instruments	-	895,663	451,232	182,080	604,500	420,410	805,346	**3,359,231**
Loans and account receivable from customers	534	1,480	2,960	11,158	19,874	2,204		**38,210**
Financial assets at amortized cost								
Rights under repurchase agreements	-	85,135	79,369		-	-	-	**164,504**
Debt financial instruments (1)	-		-		632,102	4,014,618	137,894	**4,784,614**
Interbank loans (2)	2	1,963	164	-	-	-	-	**2,129**
Loans and account receivable from customers (3)	805,048	3,123,815	2,920,306	5,175,461	8,507,422	4,687,576	15,102,844	**40,322,472**
Guarantee deposits (margin accounts)	1,813,453	-	-	-	-	-	-	**1,813,453**
Total financial assets	**5,387,726**	**4,573,797**	**3,971,235**	**7,133,249**	**12,865,645**	**11,178,912**	**20,063,909**	**65,174,473**

As of September 30, 2024	On demand	Up to 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 3 years	Between 3 to 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial liabilities								
Cash items in process of being cleared	820,860	–	–	–	–	–	–	**820,860**
Financial liabilities held for trading at fair value through profit or loss								
Financial derivative contracts and hedge accounting	–	499,712	571,475	1,750,117	3,355,393	1,820,892	3,965,863	**11,963,452**
Financial liabilities at amortized cost								
Deposits and other demand liabilities	13,122,845	–	–	–	–	–	–	**13,122,845**
Time deposits and other term equivalents	273,947	7,703,424	3,836,685	4,199,571	450,304	430	29,880	**16,494,241**
Obligations under repurchase agreements	–	1,605,372	107		–	–	–	**1,605,479**
Interbank borrowing	24,992	560,132	329,789	1,561,028	874,263	181,233	5,311	**3,536,748**
Issued debt instruments	–	65,802	367,881	2,174,415	3,090,759	1,528,796	3,387,170	**10,614,823**
Other financial liabilities	–	171,196	–	–	–	–	–	**171,196**
Lease liabilities	–	–	–	17,351	30,515	18,332	16,207	**82,405**
Guarantees received (margin accounts)	1,632,862	–	–	–	–	–	–	**1,632,862**
Total financial liabilities	**15,875,506**	**10,605,638**	**5,105,937**	**9,702,482**	**7,801,234**	**3,549,683**	**7,404,431**	**60,044,911**

(1) Debt financial instruments are presented on a gross basis; the amount of the provision is Ch$993 million.

(2) Amounts due from banks are presented on a gross basis; the amount of the provision is Ch$3 million.

(3) Loans and receivables are presented on a gross basis; the amount of provisions is Ch$1,199,369 million.

NOTE 45 - MATURITY OF FINANCIAL ASSETS AND LIABILITIES, continued

As of December 31, 2023	On demand	Up to 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 3 years	Between 3 to 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial assets								
Cash and deposits in banks	2,723,282	–	–	–	–	–	–	**2,723,282**
Cash items in process of collection	812,524	–	–	–	–	–	–	**812,524**
Financial assets held for trading at fair value through profit or loss								
Financial derivative contracts and hedge accounting	–	383,845	807,016	1,548,923	3,046,056	1,413,070	3,526,105	**10,725,015**
Debt financial instruments	–	211	–	2,275	31,031	1,432	63,359	**98,308**
Financial assets at fair value through other comprehensive income								
Debt instruments	–	2,277,301	10,319	319	668,856	491,471	1,087,759	**4,536,025**
Loans and account receivable from customers	–	–	–	66,685	13,566	19,692	5,439	**105,382**
Financial assets at amortized cost								
Rights under repurchase agreements	–	–	–	–	–	–	–	**–**
Debt financial instruments (1)	–	–	–	3,724,781	4,453,843	–	–	**8,178,624**
Interbank loans (2)	49	68,391	–	–	–	–	–	**68,440**
Loans and account receivable from customers (3)	872,591	3,304,077	3,178,674	5,552,061	8,293,975	4,666,845	14,875,223	**40,743,446**
Guarantee deposits (margin accounts)	2,238,900	–	–	–	–	–	–	**2,238,900**
Total financial assets	**6,647,346**	**6,033,825**	**3,996,009**	**10,895,044**	**16,507,327**	**6,592,510**	**19,557,885**	**70,229,946**

As of December 31, 2023	On demand	Up to 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 3 years	Between 3 to 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial liabilities								
Cash items in process of being cleared	775,082	–	–	–	–	–	–	**775,082**
Financial liabilities held for trading at fair value through profit or loss								
Financial derivative contracts and hedge contracts	–	376,279	1,170,614	2,443,279	3,056,317	1,526,321	3,415,532	**11,988,342**
Financial liabilities at amortized cost								
Deposits and other demand liabilities	13,537,826	–	–	–	–	–	–	**13,537,826**
Time deposits and other term equivalents	328,242	7,999,764	3,689,743	3,950,166	138,320	3,364	28,343	**16,137,942**
Obligations under repurchase agreements	–	282,483	101	–	–	–	–	**282,584**
Interbank borrowing	18,220	42,730	4,006,532	5,821,216	304,384	173,417	–	**10,366,499**
Issued debt instruments	–	291,687	285,923	1,272,427	3,183,069	1,314,205	4,076,393	**10,423,704**
Other financial liabilities	–	296,095	–	–	164	14	–	**296,273**
Lease liabilities	–	–	–	20,716	37,446	22,913	23,441	**104,516**
Guarantees received (margin accounts)	1,081,226	–	–	–	–	–	–	**1,081,226**
Total financial liabilities	**15,740,596**	**9,289,038**	**9,152,913**	**13,507,804**	**6,719,700**	**3,040,234**	**7,543,709**	**64,993,994**

(1) Debt financial instruments are presented on a gross basis; the amount of the provision is Ch$1,729 million.

(2) Amounts due from banks are presented on a gross basis; the amount of the provision is Ch$114 million.

(3) Loans and receivables are presented on a gross basis; the amount of provisions is Ch$1,153,989 million.

NOTE 46 – FINANCIAL AND NON-FINANCIAL ASSETS AND LIABILITIES BY CURRENCY

The following are the amounts of financial and non-financial assets and liabilities for the most relevant currencies as of September 30, 2024, and December 31, 2023.

	As of September 30, 2024										
	Local Currency			Foreign Currency							
	CLP	CLF	Adjustable by exchange rate	USD	EUR	GBP	CHF	JPY	CNY	COP	Other
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial assets	29,992,308	26,119,171	166	5,768,312	222,129	4,226	6,140	29,416	16,439		2,233
Non-financial assets	1,819,550	145,013	3,473	1,752,957	7,878	194	620		25		4
TOTAL ASSETS	31,811,858	26,264,184	3,639	7,521,269	230,007	4,420	6,760	29,416	16,464	-	2,237
Financial liabilities	38,397,127	6,951,138	10	11,254,096	454,241	1,151	840,708	322,486	14,320		94,367
Non-financial liabilities	1,403,434	111,752	92	1,710,074	8,061	24	1,619	89			1,315
TOTAL LIABILITIES	39,800,561	7,062,890	102	12,964,170	462,302	1,175	842,327	322,575	14,320	-	95,682

	As of December 31, 2023										
	Local Currency			Foreign Currency							
	CLP	CLF	Adjustable by exchange rate	USD	EUR	GBP	CHF	JPY	CNY	COP	Other
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial assets	34,431,899	25,728,048	659	6,434,212	203,418	4,094	2,910	8,330	15,586	-	5,933
Non-financial assets	1,636,000	169,924	12	2,213,220	1,238	424	671	25	1,285	-	-
TOTAL ASSETS	36,067,899	25,897,972	671	8,647,432	204,656	4,518	3,581	8,355	16,871	-	5,933
Financial liabilities	42,681,247	7,338,983	-	12,148,010	438,270	2,563	698,934	360,193	11,612	-	128,440
Non-financial liabilities	1,277,596	136,797	94	1,127,203	13,438	27	1,051	159	5	-	1,373
TOTAL LIABILITIES	43,958,843	7,475,780	94	13,275,213	451,708	2,590	699,985	360,352	11,617	-	129,813

The fair value of derivative instruments is shown in Chilean Pesos and the notional amount is not included.

NOTE 47 - RISK MANAGEMENT

General information

The Bank has placed risk management at the center of its activity to ensure that the organization as a whole acts responsibly in the new social context, economic changes, customer demands and the business environment, always aligned with the strong corporate culture and abiding of the legal regulations in force. The risk management and control model are underpinned by a set of common principles, a risk culture integrated into the Bank in its entirety, a strong governance structure, and advanced risk management processes and tools.

Banco Santander's risk management and control principles are mandatory, must always be applied, and comprise the regulatory requirements and best practices. They are:

1. A strong risk culture that all employees follow, that covers all risks, and promotes socially responsible management, contributing to the Bank's long-term sustainability.

2. All employees are responsible for risk management and must know and understand the risks generated by their daily activities. They must avoid taking risks whose impact is unknown or exceeds the Bank's risk appetite limits.

3. Involvement of senior management in ensuring consistent risk management and control through their conduct, actions, and communications. Senior management promotes risk culture, assessing its degree of implementation and monitoring that the profile remains within the levels defined in the Bank's risk appetite.

4. Independence of risk management and control functions.

5. Comprehensive anticipatory risk management and control approach across all businesses and risk types.

6. Proper and comprehensive information management, which enables risks to be identified, assessed, managed and communicated appropriately at the respective levels.

These principles, together with several interconnected tools and processes of the strategy, such as the risk appetite, risk profile assessment, scenario analysis, risk reporting structure, and annual budget processes, all articulate a holistic control structure for the entire Bank.

The Bank has a solid risk culture known as Risk Pro, which defines how risks are understood and managed daily. It is based on the principle that all employees are responsible for risk management, where their classification is fundamental for effective management and control. All identified risks should, therefore, be associated with risk categories to organize their management, control and related information.

The Bank's risk classification enables effective risk management, control and communication. Its corporate risk framework includes the following:

- Credit risk: it is the risk of financial loss arising from the default or deterioration in the credit quality of a customer or counterparty to which Banco Santander Chile has provided financing or has assumed a contractual obligation.

- Market risks: they arise from holding financial instruments whose value may be affected by changes in market conditions; they generally include the following types of risk:

  - Foreign exchange risk, which arises from changes in the exchange rate between currencies.

  - Fair value interest rate risk, which arises from changes in market interest rates.

  - Price risk, which arises from changes in market prices, either due to factors specific to the instrument itself or factors affecting all instruments traded in the market.

  - Inflation risk, which arises due to changes in inflationary indices in Chile, which would apply mainly to financial instruments denominated in UF.

- Liquidity risk: it is the risk that liquid financial resources will not be available to meet obligations as they become due or can only be obtained at a high cost.

- Operational risk: it is the risk of loss due to inadequate or failed internal processes, employees and systems or due to external events. It includes legal risk and conduct risk.

- Capital risk: it is the risk that the Bank has insufficient capital quantity and/or quality to meet the minimum requirements to operate as a bank, respond to market expectations regarding its credit capacity and support the growth of its business and any strategies that may emerge per its strategic plan.

NOTE 47 - RISK MANAGEMENT , continued

Risk governance

The Bank has a robust risk governance structure that pursues effective control of the risk profile, consistent with the appetite defined by the Board. It is based on the distribution of roles among the three lines of defense and a strong committee structure, which is reinforced by the Risk Pro culture that permeates the entire organization. The Bank's model of three lines of defense aims to ensure effective risk management and control:

First line

Business lines and all other risk-creating functions constitute the first lines of defense. These functions must ensure their risks align with the approved risk appetite and corresponding limits. Any unit that originates risk has primary responsibility for managing said risk.

Second line

The areas directly involved in managing Risks, Compliance and Conduct constitute the second line of defense. Their role is to independently monitor and challenge the risk management activities of the first line of defense. These functions ensure risk management complies with the risk appetite defined by the Board and promote a strong risk culture throughout the organization.

Third line

The Internal Audit function regularly assesses that policies, methodologies, and procedures are adequate and effectively implemented in managing and controlling all risks. The risk, compliance and internal audit functions have an adequate level of separation and independence, as well as direct access to the Board and its committees.

Risk committee structure

The Board of Directors is responsible for establishing and monitoring the Bank's risk management structure. It has a corporate governance system aligned with local regulations and international best practices.

Furthermore, it has several high-level committees that are key to risk management, each of which is composed of directors and executive members of Santander's management and are described in detail in the Corporate Governance section of this Report:

1. **Integral Risk Committee (CIR)**

The Board's Integral Risk Committee is the body responsible for advising the Board on the definition of the risk appetite that the business areas may assume and supervising the correct identification, measurement, and control of all risks that may affect the Bank. In addition, this committee acts as a governance body through which the Board oversees the reasonableness of risk measurement and control systems.

2. **Directors and Audit Committee (CDA)**

The main objective of the committee is to supervise the Bank and its subsidiaries in the process of generating the financial statements. This also includes the supervising the internal and external auditors in this process so that the institution provides adequate information for its shareholders, investors, and the general public. All of this with to ensure the efficiency of the company's internal control systems, as well as its compliance with the applicable rules and regulations.

3. **Asset and Liability and Markets Committee (ALCO)**

This committee's main functions are to monitor and manage the structural balance sheet risks, such as inflation exposure limits, interest rate risk, capital funding levels and liquidity. Furthermore, it reviews the developments in the most relevant local and international monetary markets and policies, as well as revealing and analyzing the main economic and risk factors that directly impact the performance of the trading portfolios.

4. **Appointment Committee**

This committee constantly reviews the application of appointment policies and processes to those positions defined as 'key personnel' and reviews the application of these policies to other individuals in the organization.

5. **Remuneration Committee**

The function of this committee is to constantly review the regulatory documentation concerning the evaluation and remuneration of positions defined as 'key personnel' and also of other persons in the organization in general.

NOTE 47 - RISK MANAGEMENT , continued

The Board delegates the identification, measurement and control of the various risks faced by the Bank to the Risk Division, which is led by the Chief Risk Officer (CRO) and reports directly to the CEO. The Chief Risk Officer (CRO) is responsible for monitoring all risks and reviewing and advising the business lines on managing these risks.

This division is responsible for credit, market, non-financial, compliance, and reputational risks. The Director of Internal Audit reports directly to the Chairman of the Board of Directors to ensure independence from senior management and thus be an effective third line of defense in risk management and internal control.

CREDIT RISK

Credit risk is the risk arising from the default or deterioration in the credit quality of a client or counterparty to which the Bank has provided financing or assumed a contractual obligation. It is our most relevant risk, both in terms of exposure and capital consumption.

Credit risk management

The Bank's credit risk identification, analysis, decision and control processes are based on a comprehensive view of the credit risk cycle, including the initial transaction, the client and the portfolio.

Identifying credit risk allows for active management and effective control of portfolios. External and internal risks are identified and classified in each business to adopt corrective and mitigating measures where necessary, through the following processes:

1. Planning: Planning allows us to establish business objectives and define concrete action plans according to our risk appetite. The commercial strategic plans are a management and control tool defined by the business and risk areas for our credit portfolios. These strategic plans determine the commercial strategies, risk policies, channels and infrastructure needed to fulfil the strategic plan of each business unit, ensuring a holistic view of the loan portfolios.

2. Risk assessment and credit rating process: Risk approval criteria are generally based on the ability of borrowers to meet their financial obligations. The funds or net cash flows from their business or regular income are analyzed to determine this capacity. Our credit quality assessment models are built around rating engines, different for each of our segments, which we monitor and test to fine-tune the decisions and ratings that are assigned.

3. Scenario analysis: This enables the determination of potential risks in credit portfolios, providing a better understanding of their behavior under different macroeconomic conditions, as well as anticipating and applying strategies to avoid future deviations from established plans and goals.

4. Monitoring: Holistic monitoring of all clients facilitates the observation of credit quality and early detection of impacts on risk evolution. The periodic monitoring of business performance and its comparison with pre-established plans are essential in credit risk management. Our monitoring function uses a system that helps establish client-specific monitoring levels, policies and actions.

5. Credit risk mitigation techniques: Risk approval criteria are based on determining the ability of borrowers to meet their financial obligations without relying on collateral or pledged assets as security. These are always considered as a second recovery channel in case the first one fails and are defined as a reinforcement measure added to a credit operation to mitigate the loss in case of default.

6. Recovery management: Recovery management defines a strategy based on the economic environment, business model and other particularities of local recovery. Effective and efficient recovery management requires segmenting our customers according to their characteristics and using new digital channels that support the creation of sustainable value through recoveries.

The Board has delegated responsibility for credit risk management to the Integrated Risk Committee (IRC) and the Bank's risk departments, whose roles are summarized below:

- Formulation of credit policies, in consultation with the business units, covering collateral requirements, credit assessment, risk rating and reporting, documents and legal procedures in compliance with regulatory, legal and internal Bank requirements.

- Establishing the authorization structure for the approval and renewal of credit applications. The Bank structures credit risk levels by limiting the concentration of credit risk in terms of individual debtors, groups of debtors, industry segments and countries.

- Authorization limits are assigned to the respective business unit officers (commercial, consumer, SME) and are monitored continuously by the administration. Furthermore, these limits are regularly reviewed. Risk assessment teams at the branch level regularly interact with clients. Nevertheless, for large operations, the risk teams at the head office and even the Risk Committee may collaborate directly with clients in assessing credit risks and preparing credit applications.

NOTE 47 - RISK MANAGEMENT , continued

- Limiting exposure concentrations to customers, counterparties, in geographic areas, industries (for receivables or credits), by issuer, credit ratings and liquidity (for investments).

- Developing and maintaining the Bank's risk classification to categorize risks by the exposure to financial loss of the respective instruments and with the purpose to focus risk management specifically on the related risks.

- Reviewing and assessing credit risk. The risk divisions are largely independent of the Bank's commercial division and assess all credit risks above designated limits before customer credit approvals or financial investments. Credit renewals and reviews are subject to similar processes.

The risk assessment teams regularly interact with our clients. Risk teams collaborate directly with clients to assess credit risks and prepare credit applications for larger transactions. Credit approval committees, including risk and commercial staff, must ensure that each applicant meets appropriate qualitative and quantitative parameters. The Bank's Board of Directors defines the powers of each committee.

In preparing a credit application for a corporate customer whose loans are approved on an individual basis, the Bank verifies various parameters such as the debt servicing capacity (including, typically, projected cash flows), the customer's financial history, and/or their projections for the economic sector in which they operate. The risk division is actively involved in this process and prepares the credit application for the customer. All applications contain an analysis of the client's strengths and weaknesses, a rating and a recommendation. Credit limits are not determined based on outstanding customer balances but on the financial group's direct and indirect credit risk. For example, a corporation would be assessed with its subsidiaries and affiliates.

Their respective risk divisions assess and approve consumer loans (individuals, SMEs). The assessment is based on an evaluation system known as GARRA, an automated process with a scoring system that includes the credit risk policies implemented by the Bank's Board of Directors. The credit application process is based on collecting information to determine the client's financial situation and ability to pay. The parameters used to assess the applicant's credit risk include several variables such as income levels, length of current employment, indebtedness, and credit bureau reports.

For investments in debt instruments, the Bank assesses the probability of non-collectability or default of issuers or counterparties using internal and external assessments such as the independent risk assessors. Furthermore, the Bank adheres to a strict and conservative policy that ensures that the investment issuers and counterparties to derivative transactions have the highest reputation.

Furthermore, the Bank operates with several instruments which involve exposure to credit risk, but this is not reflected in the Interim Consolidated Statements of Financial Position, such as guarantees and warranties, documented letters of credit and contingent commitments to extend credit.

Guarantees and warranties represent an irrevocable payment obligation. If a guaranteed customer defaults on its obligations to third parties guaranteed by the Bank, the Bank will make the corresponding payments. These transactions involve the same credit risk exposure as ordinary loans.

Documented letters of credit are commitments recorded by the Bank on behalf of the customer. They are secured by the traded goods they relate to and have a lower risk than direct borrowing. The guaranteed bonds are contingent commitments that become effective only if the customer fails to perform the works agreed with a third party, as guaranteed by the bonds.

In the case of contingent commitments to extend credit, the Bank is potentially exposed to losses equal to the total unused portion of the commitment. Nevertheless, the probable loss amount is less than the unused total of the commitment. In addition, the Bank monitors the maturity period of the credit lines because long-term commitments generally have a higher credit risk than short-term commitments.

Covid-19 Solutions

The government has supported SMEs by expanding the Guarantee Fund for Small Entrepreneurs (Fogape) and by amending rules and regulations to encourage banks to provide working capital loans to small businesses.

Regarding credit risk provisions, the FMC required the setting aside of specific provisions for loans guaranteed by Fogape guarantees. These provisions must be calculated based on expected losses, estimating the risk of each operation without considering the substitution of the guarantor's credit quality, following the individual or group analysis method as applicable, in accordance with the provisions of Chapter B-1 of the CASB. See Note 2, section q. As of September 30, 2024, and December 31, 2023, the balance of provisions for this concept amounted to Ch$5,264 million and Ch$10,170 million, respectively.

NOTE 47 - RISK MANAGEMENT , continued

Additional provisions

According to FMC regulation, banks can establish provisions above the already described limits to protect themselves from the risk of non-predictable economic fluctuations that could affect the macroeconomic environment or a specific economic sector. These provisions shall be reported under liabilities per number 9 of Chapter B-1 of the FMC's CASB.

The Bank's Board of Directors, due to the adverse effects caused by the pandemic, the decrease in state aid, and the current economic situation, approved the constitution of additional voluntary provisions, which as of September 30, 2024, and December 31, 2023 amount to Ch$293,000 million.

Maximum credit risk exposure

For financial assets recognized in the Interim Consolidated Statements of Financial Position, the exposure to credit risk is equal to their carrying amount. The maximum credit risk exposure for financial guarantees granted is the maximum amount the Bank would have to pay if the guarantee were enforced.

The following is the distribution by financial asset of the Bank's maximum credit risk exposure as of September 30, 2024, and December 31, 2023, without deducting collateral and credit enhancements received:

	Note	As of September 30, 2024 Amount of exposure Ch$mn	As of December 31, 2023 Amount of exposure Ch$mn
Deposits in banks	7	1,894,336	2,723,282
Cash in collection process	7	874,353	812,524
Financial assets held for trading at fair value through profit or loss	8		
Financial derivatives contracts		10,984,099	10,119,486
Debt instruments		467,844	98,308
Financial assets at fair value through other comprehensive income	11		
Debt instruments		3,359,231	4,536,025
Loans and receivables from clients		38,140	105,257
Financial derivative contracts for hedge accounting	12	469,228	605,529
Financial assets at amortized cost	13		
Debt instruments		4,783,621	8,176,895
Interbank loans		2,126	68,326
Loans and receivables from clients		39,123,103	39,589,457
Unrecognized loan/credit commitments:			
Letters of credit for goods movement transactions		311,308	262,496
Transactions related to contingent events		1,782,751	1,641,510
Immediately repayable unrestricted credit lines		10,115,297	9,490,141
Guarantees and sureties		437,231	494,104
Contingent loans linked to CAE		486	813
Other credit commitments		136,403	313,505
Total		**74,779,557**	**79,037,658**

As defined in the CASB, the provisions for credit risk on loans and receivables (Due from banks and loans and receivables from clients) and contingent credits are determined under the criteria defined in Chapters B-1 to B-3 of the CASB. At the same time, loans and receivables from clients and debt instruments measured at fair value through other comprehensive income, and debt instruments measured at amortized cost have any impairments measured according to Chapter 5.5 of IFRS 9. Debt instruments measured at fair value through profit or loss are not subject to impairment requirements. In the case of derivatives, the fair value of derivatives includes the adjustment reflecting the counterparty credit risk (CVA). The CVA is calculated considering the potential exposure to each counterparty in future periods.

NOTE 47 - RISK MANAGEMENT , continued

The methodology established for determining provisions for loan losses (Due from banks and loans and receivables from clients) and contingent loans is set out in Note 2 (q). The methodology used for calculating provisions for loans and receivables and debt instruments measured at fair value through other comprehensive income and debt instruments measured at amortized cost is described in Note 2 (r). Information related to the concentration of credit risk is provided in Note 13, letters k, m, and n. For derivative instruments, as of December 31, 2023, the Bank's foreign exposure, including counterparty risk in the derivatives portfolio, was US$3 billion or 25% of assets.

The table below calculates the derivative exposure using the corresponding credit risk, which is equal to the net replacement value plus the maximum potential value, considering cash collateral that mitigates the exposure. Additional details regarding our exposure to countries rated above 1 and corresponding to the largest exposures are also included.

The exposure as of September 30, 2024, considering the fair value of derivative instruments, amounts to:

Domestic Loans	Ranking	Derivative instruments (Market-adjusted) US$ Million	Deposits US$ Million	Loans US$ Million	Financial Investments US$ Million	Total exposure US$ Million
Hong Kong	2	-	11	-	-	11
Italia	2	-	1	-	-	1
México	3	2	-	1	-	3
Total		**2**	**12**	**1**	**-**	**15**

Our exposure to Spain within the group is as follows:

Counterpart	Domestic Loans	Classification	Derivative instruments (market-adjusted)	Deposits	Loans	Financial investments	Total exposure
			In US$ million.				
Banco Santander S.A.	Spain	1	262	18	-	-	**280**

(*) Our exposure to Santander Hong Kong, BSCH Spain and Santander NY is included as exposure to Spain.

Recognition and measurement of credit risk provisions

The Bank segments loans and contingent loans by the type of debtor and loan to an appropriate level of detail for applying the credit risk models.

Provisions required to cover loans and contingent loan exposures are calculated and set up monthly in relation to the valuation models used and the type of transaction.

Provisions established for financial assets measured at amortized cost and Loans and receivables at fair value through other comprehensive income are treated as valuation accounts for the respective assets. The amount of the portfolio net of provisions is reported in the Interim Statements of Financial Position. Additional provisions and contingent loan provisions are reported under liabilities, in accordance with the instructions of the FMC.

Provisions for financial assets at fair value through other comprehensive income are presented in Note 11, provisions for financial assets at amortized cost are presented in Note 13 and special provisions for credit risk (contingent loans, country risk, additional provisions) are presented in Note 26.

The following is a breakdown of loans (due from banks and receivables from clients) and contingent loan exposures and the corresponding established provisions according to CASB standards (B1 to B3) as of September 30, 2024, and December 31, 2023:

As of September 30, 2024 (**) Ch$mn	Financial assets before provisions					Established provisions					Deductible FOGAPE Covid-19 guarantees
	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Normal Portfolio		Substandard Portfolio	Impaired Portfolio		
	Assessment		Assessment	Assessment		Assessment		Assessment	Assessment		
	Individual	Group	Individual	Individual	Group	Individual	Group	Individual	Individual	Group	
Interbank loans	2,129	-	-	-	-	3	-	-	-	-	-
Commercial loans	9,761,808	4,818,498	1,145,033	786,054	498,008	108,570	73,095	34,833	276,436	193,386	5,264
Mortgage loans	-	16,706,604	-	-	869,981	-	34,023	-	-	121,922	-
Consumer loans	-	5,433,873	-	-	302,613	-	167,352	-	-	184,488	-
Contingent loan exposure	1,650,470	863,163	89,232	9,543	13,791	15,775	6,175	4,660	4,883	8,811	-

** See Note 13 letters c, d and e for further details.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2024, and 2023, and as of December 31, 2023

NOTE 47 - RISK MANAGEMENT , continued

As of December 31, 2023 (**) Ch$mn	Financial assets before provisions					Established provisions					Deductible FOGAPE Covid-19 guarantees
	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Normal Portfolio		Substandard Portfolio	Impaired Portfolio		
	Assessment		Assessment	Assessment		Assessment		Assessment	Assessment		
	Individual	Group	Individual	Individual	Group	Individual	Group	Individual	Individual	Group	
Interbank loans	68,440	-	-	-	-	114	-	-	-	-	-
Commercial loans	11,016,846	4,867,446	1,008,865	738,047	440,453	92,730	68,151	30,658	257,192	211,331	10,170
Mortgage loans	-	16,437,939	-	-	635,500	-	32,350	-	-	116,031	-
Consumer loans	-	5,322,350	-	-	276,000	-	169,345	-	-	166,031	-
Contingent loan exposure	1,636,590	971,496	73,518	8,429	11,492	15,000	6,384	5,762	5,315	7,821	-

** See Note 13 letters c, d and e for further details.

Below is a summary of the provisions associated with financial assets for which provisions are determined in accordance with IFRS 9:

	As of September 30, 2024	As of December 31, 2023
	Ch$mn	Ch$mn
Debt instruments at amortized cost	993	1,729
Debt instruments at fair value with changes in other comprehensive income	545	787
Loans and receivables	70	125
Total	**1,608**	**2,641**

As of September 30, 2024, and December 31, 2023, the debt instrument portfolios include instruments of the Central Bank of Chile and/or the Treasury of the Republic. Accordingly, their risk has been classified as low (no significant increase in risk). The description of the main components of the IFRS 9 model used by the Bank to determine these provisions can be found in Note 2 (r). As of September 30, 2024, and December 31, 2023, the loans included in the portfolio of loans and receivables measured at fair value through other comprehensive income are assets of a high credit quality with individual assessment (normal portfolio).

Distressed Loans

The distressed loan portfolio includes debtors and their loans for which recovery is considered remote, as they: show an impaired or zero payment capacity, have been subject to forced restructuring, are overdue by 90 days or more in the payment of interest or principal, and are classified in the non-performing portfolio (C1 to C6).

Distressed Loans	As of September 30, 2024		As of December 31, 2023	
	Financial assets	Provisions	Financial assets	Provisions
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Interbank loans	-	-	-	-
Commercial loans	1,284,062	469,822	1,178,500	468,523
Mortgage loans	869,981	121,922	635,500	116,031
Consumer loans	302,613	184,488	276,000	166,031
Contingent loan exposure	23,334	13,694	19,921	13,136
Total	**2,479,990**	**789,926**	**2,109,921**	**763,721**

Under the IFRS 9 model, the Bank uses one of the default presumption factors when an asset is overdue by 90 days or more.

Debt instruments and loans and receivables measured at fair value through other comprehensive income do not present any non-performance.

Individual/Group

Group assessments are suitable for dealing with many transactions in which each transaction is of a low amounts to individuals or small companies. The Bank groups debtors with similar credit risk characteristics by associating each group with a certain probability of non-performing and a recovery rate based on a substantiated historical analysis. To this end, the Bank implemented the standard model for mortgage and commercial loans and its own internal model for consumer loans.

NOTE 47 - RISK MANAGEMENT , continued

IFRS 9 aims to recognize expected credit loss over the asset's life, attending to significant increases in credit risk since the initial recognition. This may require a group assessment as the increase in credit risk may become more evident before the financial instrument is overdue, depending on the instrument's nature and available information. Always on the premise that information is available at no cost or effort. The grouping is based on similar risk characteristics.

Impaired loans

The impaired portfolio consists of the non-performing loans (C1 to C6) plus B3 and B4 in the case of individual assessment. As of September 30, 2024, and December 31, 2023, the impaired portfolio amounts to Ch$2,694,292 million and Ch$2,291,620 million, respectively.

IFRS 9 defines an asset as impaired when one or more events harm the estimated future cash flows, as evidenced by the issuer's financial difficulties, default or delinquency, bankruptcy or financial reorganization, and disappearance from the active markets, among other factors.

Debt instruments, and loans and receivables measured at fair value through other comprehensive income are not impaired.

Write-offs

Write-offs must be made when the contractual rights to cash flows expire. Write-offs result in a derecognition from the Statement of Financial Position and include any outstanding portion in the case of installment loans. Additional circumstances could lead to a loan write-off, such as when the Bank concludes that it will not obtain any flows, when there is no enforceable title, when collection actions become time-barred or when the deadlines defined by the FMC are reached (see Note 2 letter q). As of September 30, 2024, and December 31, 2023, loan write-offs amount to Ch$456,334 million and Ch$456,947 million, respectively. IFRS 9 states that a write-off occurs when there is no reasonable expectation of recovering the contractual cash flows in whole or in part. A write-off constitutes a recognition in the financial statements. Debt instruments and loans and accounts receivable from customers measured at fair value with changes in other comprehensive income do not present written-off instruments/operations.

Reconciliation of provisions and loans

The reconciliation between the opening and closing balance of established provisions for financial assets measured at amortized cost and for contingent claims is presented in Note 13 (f, g, h, i and j). The reconciliation between the opening and closing balance of established provisions for financial assets measured at fair value through other comprehensive income is presented in Note 11. The reconciliation of interbank, commercial, residential and consumer loans, and contingent loan exposure as of September 30, 2024, and December 31, 2023, is presented below:

| Interbank loans Ch$mn | Normal Portfolio | | Substandard Portfolio | Impaired Portfolio | | Total |
| | Assessment | | | Assessment | | |
	Individual	Group		Individual	Group	
Balance as of January 1, 2024	68,440	-	-	-	-	68,440
Change in measurement without portfolio reclassifying during the period:	11	-	-	-	-	11
Change due to portfolio reclassification:		-	-	-	-	-
New loans originated		-	-	-	-	-
New loans due to translation from contingent to loans		-	-	-	-	-
Loan payments	(66,307)	-	-	-	-	(66,307)
Provision application for charge-offs		-	-	-	-	-
Exchange rate difference	(15)	-	-	-	-	(15)
Other changes in provisions		-	-	-	-	-
Balance as of September 30, 2024	2,129	-	-	-	-	2,129

NOTE 47 - RISK MANAGEMENT , continued

Interbank loans Ch$mn	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Balance as of January 1, 2023	32,991	-	-	-	-	32,991
Change in measurement without portfolio reclassifying during the period:	-	-	-	-	-	-
Change due to portfolio reclassification:	-	-	-	-	-	-
New loans originated	-	-	-	-	-	-
New loans due to translation from contingent to loans	269,234	-	-	-	-	269,234
Loan payments	(232,433)	-	-	-	-	(232,433)
Provision application for charge-offs	-	-	-	-	-	-
Exchange rate difference	(1,352)	-	-	-	-	(1,352)
Other changes in provisions	-	-	-	-	-	-
Balance as of December 31, 2023	68,440	-	-	-	-	68,440

Commercial loans Ch$mn	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Balance as of January 1, 2024	11,016,846	4,867,446	1,008,865	738,047	440,453	18,071,657
Change in measurement without portfolio reclassifying during the period:	483,601	282,079	81,435	131,731	245,041	1,223,887
Change due to portfolio reclassification:	(179,798)	(206,991)	169,119	65,708	151,962	-
New loans originated	12,893,024	1,766,465	-	-	-	14,659,489
New loans due to translation from contingent to loans	26,937	39,191	-	-	-	66,128
Loan sold or transferred						-
Loans payment	(14,582,204)	(1,932,794)	(34,224)	(84,311)	(247,633)	(16,881,166)
Provision application for charge-offs				(69,217)	(91,846)	(161,063)
Exchange rate difference	103,402	914	(80,162)	4,096	31	28,281
Other changes in provisions						-
Balance as of September 30, 2024	9,761,808	4,818,498	1,145,033	786,054	498,008	17,009,401

NOTE 47 - RISK MANAGEMENT , continued

Commercial loans Ch$mn	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Balance as of January 1, 2023	**10,952,240**	**4,554,140**	**1,110,717**	**698,790**	**368,702**	**17,684,589**
Change in measurement without portfolio reclassifying during the period:	618,832	323,191	726,401	474,070	75,818	2,218,312
Change due to portfolio reclassification:	(151,459)	(166,630)	84,632	80,413	153,044	-
New loans originated	18,946,316	2,079,422	-	-	-	21,025,738
New loans due to translation from contingent to loans	34,822	52,126	-	-	-	86,948
Loan sold or transferred	(41,534)	-	-	-	-	(41,534)
Loans payment	(19,425,694)	(1,977,734)	(917,506)	(460,608)	(68,173)	(22,849,715)
Provision application for charge-offs	-	-	-	(58,572)	(89,060)	(147,632)
Exchange rate difference	83,323	2,873	4,622	3,953	168	94,939
Other changes in provisions	-	58	(1)	1	(46)	12
Balance as of December 31, 2023	**11,016,846**	**4,867,446**	**1,008,865**	**738,047**	**440,453**	**18,071,657**

Mortgage loans Ch$mn	Normal Portfolio		Impaired Portfolio		Total
	Assessment		Assessment		
	Individual	Group	Individual	Group	
Balance as of January 1, 2024	**-**	**16,437,939**	**-**	**635,500**	**17,073,439**
Change in measurement without portfolio reclassifying during the period:	-	205,503	-	143,963	349,466
Change due to portfolio reclassification:	-	(262,698)	-	262,698	-
New loans originated	-	1,176,563	-		1,176,563
Loan payments	-	(850,703)		(141,203)	(991,906)
Provision application for charge-offs	-		-	(30,977)	(30,977)
Exchange rate difference	-	-	-	-	-
Other changes in provisions	-	-	-	-	-
Balance as of September 30, 2024	**-**	**16,706,604**	**-**	**869,981**	**17,576,585**

Mortgage loans Ch$mn	Normal Portfolio		Impaired Portfolio		Total
	Assessment		Assessment		
	Individual	Group	Individual	Group	
Balance as of January 1, 2023	**-**	**15,306,945**	**-**	**422,064**	**15,729,009**
Change in measurement without portfolio reclassifying during the period:	-	275,757	-	55,057	330,814
Change due to portfolio reclassification:	-	(238,942)	-	238,942	-
New loans originated	-	1,786,638	-	4,439	1,791,077
New loans due to translation from contingent to loans	-		-		-
Loan payments	-	(692,564)	-	(46,210)	(738,774)
Provision application for charge-offs	-		-		(38,193)
Exchange rate difference	-		-		-
Other changes in provisions	-	105	-	(599)	(494)
Balance as of December 31, 2023	**-**	**16,437,939**	**-**	**635,500**	**17,073,439**

NOTE 47 - RISK MANAGEMENT , continued

Consumer loans Ch$mn	Normal Portfolio		Impaired Portfolio		Total
	Assessment		Assessment		
	Individual	Group	Individual	Group	
Balance as of January 1, 2024	-	5,322,350	-	276,000	5,598,350
Change in measurement without portfolio reclassifying during the period:	-	2,353,842	-	602,972	2,956,814
Change due to portfolio reclassification:	-	(276,204)	-	276,204	-
New loans originated	-	3,098,873	-	-	3,098,873
New loans due to translation from contingent to loans	-	460,775	-	-	460,775
Purchase or acquisition of loans	-	62,098	-	-	62,098
Loan payments	-	(5,590,498)	-	(588,275)	(6,178,773)
Provision application for charge-offs	-		-	(264,293)	(264,293)
Exchange rate difference	-	2,637	-	5	2,642
Other changes in provisions (if applicable)	-		-		-
Balance as of September 30, 2024	-	5,433,873	-	302,613	5,736,486

Consumer loans Ch$mn	Normal Portfolio		Impaired Portfolio		Total
	Assessment		Assessment		
	Individual	Group	Individual	Group	
Balance as of January 1, 2023	-	5,103,219	-	179,593	5,282,812
Change in measurement without portfolio reclassifying during the period:	-	2,656,984	-	142,282	2,799,266
Change due to portfolio reclassification:	-	(338,758)	-	338,758	-
New loans originated	-	2,604,626	-	37,900	2,642,526
New loans due to translation from contingent to loans	-	647,911	-	923	648,834
Loan payments	-	(5,358,108)	-	(149,779)	(5,507,887)
Provision application for charge-offs	-	-	-	(271,123)	(271,123)
Exchange rate difference	-	3,951	-	6	3,957
Other changes in provisions (if applicable)	-	2,525	-	(2,560)	(35)
Balance as of December 31, 2023	-	5,322,350	-	276,000	5,598,350

Contingent loan exposure Ch$mn	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Balance as of January 1, 2024	1,636,590	971,496	73,518	8,429	11,492	2,701,525
Change in measurement without portfolio reclassifying during the period:	25,074	(62,222)	11,058	330	1,972	(23,788)
Change due to portfolio reclassification:	(29,320)	(937)	12,174	9,055	9,028	-
New loans originated	1,269,979	165,188				1,435,167
New loans due to translation from contingent to loans						-
Loan payments	(1,264,331)	(292,098)	(6,795)	(8,306)	(8,759)	(1,580,289)
Contingent loans to effective loans	(108)	12,010				11,902
Provision application for charge-offs						-
Exchange rate difference	12,586	69,726	(723)	35	58	81,682
Other changes in provisions (if applicable)	-	-	-	-	-	-
Balance as of September 30, 2024	1,650,470	863,163	89,232	9,543	13,791	2,626,199

NOTE 47 - RISK MANAGEMENT , continued

Contingent loan exposure Ch$mn	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment		
	Individual	Group		Individual	Group	
Balance as of January 1, 2023	2,117,863	834,739	52,312	8,611	4,757	3,018,282
Change in measurement without portfolio reclassifying during the period:	78,481	56,692	72,331	5,123	7,979	220,606
Change due to portfolio reclassification:	(18,789)	(12,537)	17,342	3,268	10,716	-
New loans originated	1,736,962	212,714	-	-	-	1,949,676
New loans due to translation from contingent to loans	433	36,078	6	118	434	37,069
Loan payments	(2,306,018)	(234,995)	(68,741)	(8,552)	(12,658)	(2,630,964)
Provision application for charge-offs	27,658	78,805	609	10	155	107,237
Exchange rate difference	-	-	(341)	(149)	109	(381)
Other changes in provisions (if applicable)	-	-	-	-	-	-
Balance as of December 31, 2023	1,636,590	971,496	73,518	8,429	11,492	2,701,525

The normal portfolio comprises those debtors whose ability to pay enables them to meet their obligations and commitments, which is not expected to change. When a debtor is experiencing financial difficulties or a significant deterioration in their ability to pay, and there are reasonable doubts about the full recovery of principal and interest under the contractual terms, the customer is classified in the substandard portfolio. A customer will be classified towards the impaired portfolio if the possibility of recovering the credit is considered remote, as they show an impaired or no ability to pay.

The gross movements in financial assets at fair value through other comprehensive income and debt instruments at amortized cost as of September 30, 2024, and December 31, 2023, are presented below:

A. *Financial assets at fair value through other comprehensive income*

Debt financial instruments Ch$mn	Normal Portfolio
Balance as of January 1, 2024	4,536,025
Purchases of debt instruments	12,755,534
Sales and maturities of debt instruments	(14,039,235)
Changes in instrument measurement	106,907
Balance as of September 30, 2024	3,359,231

Debt financial instruments Ch$mn	Normal Portfolio
Balance as of January 1, 2023	5,880,733
Purchases of debt instruments	41,150,092
Sales and maturities of debt instruments	(42,616,549)
Changes in instrument measurement	121,749
Balance as of December 31, 2023	4,536,025

Loans and receivables from clients Ch$mn	Normal Portfolio
Balance as of January 1, 2024	105,382
New loans originated	18,988
Sales and maturities of debt instruments	(89,808)
Changes in instrument measurement	3,648
Balance as of September 30, 2024	38,210

Loans and receivables from clients Ch$mn	Normal Portfolio
Balance as of January 1, 2023	142,632
New loans originated	85,533
Sales and maturities of debt instruments	(138,700)
Changes in instrument measurement	15,917
Balance as of December 31, 2023	105,382

NOTE 47 - RISK MANAGEMENT , continued

B. Debt instruments at amortized cost

Debt financial instruments Ch$mn	Normal Portfolio	Debt financial instruments Ch$mn	Normal Portfolio
Balance as of January 1, 2024	8,178,624,000,0	Balance as of January 1, 2023	4,868,485,000,000
Purchases of debt instruments	5,629,254,000,0(	Purchases of debt instruments	3,342,372,000,000
Sales and maturities of debt instruments	(7,670,448,000,C	Sales and maturities	-96,900,000,000
Changes in instrument measurement	(1,352,816,000,C	Changes in instrument measurement	64,467,000,000
Balance as of September 30, 2024	4,784,614,000,0	Balance as of December 31, 2023	8,178,624,000,000

Guarantees and credit enhancements

In some cases, the maximum credit risk exposure is reduced by guarantees, credit enhancements and other actions that mitigate the Bank's exposure. On this basis, the constitution of guarantees is a necessary but insufficient instrument in the granting of a loan; therefore, the acceptance of the risk by the Bank requires the verification of other variables or parameters, such as the capacity to pay or the generation of resources to mitigate the risk incurred.

The securities management and valuation procedures are set out in the internal risk management policy. These policies set out the basic principles for credit risk management, including managing collateral received in client transactions. In this respect, the risk management model includes assessing the existence of appropriate and sufficient guarantees to recover the loan when the debtor's circumstances do not allow it to meet its obligations.

The procedures used for the valuation of collateral align with best market practice, involving appraisals on real estate collateral, the market price on stock market securities, the value of units in an investment fund, etc. In addition, all received guarantees must be properly instrumented, registered, and approved by the Bank's legal division.

The Bank also has rating tools that enable it to rank the credit quality of transactions or clients. The Bank has historical databases that store internally generated information to study how this probability varies. Rating tools vary according to the customer segment analyzed (commercial, consumer, SME, etc.).

The maximum credit risk exposure by type of loan, the associated collateral and the net credit risk exposure as of September 30, 2024, and December 31, 2023, are presented below:

	As of September 30, 2024				As of December 31, 2023			
	Maximum credit risk exposure	Guarantee	Net exposure	Allowance	Maximum credit risk exposure	Guarantee	Net exposure	Allowance
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Interbank loans	2,129	–	2,129	3	68,440	–	68,440	114
Commercial loans	17,009,401	9,878,234	7,131,167	691,584	18,071,657	9,893,336	8,178,321	670,232
Residential Mortgage loans	17,576,585	17,305,029	271,556	155,945	17,073,439	16,589,333	484,106	148,381
Consumer loans	5,736,486	557,681	5,178,805	351,840	5,598,350	586,050	5,012,300	335,376
Contingent loans exposure	2,626,199	389,362	2,236,837	40,304	2,701,525	378,648	2,322,877	40,282
Total	42,950,800	28,130,306	14,820,494	1,239,676	43,513,411	27,447,367	16,066,044	1,194,385

NOTE 47 - RISK MANAGEMENT , continued

Residential Mortgage loans, by their nature, are secured by the properties that generated the loan, meaning the property acquired by the client serves as collateral for the operation. When the Bank is in a position to receive or foreclose on a property, it is recorded as an "Asset received or foreclosed in payment," derecognizing the loan and its provision. The asset received is recorded at the lower of its book value and its fair value (appraised value) minus selling costs, in accordance with IFRS 5, and categorized as held for sale. Once a loan is derecognized, no further enforcement activities are undertaken.

Impaired and non-impaired financial assets with associated guarantees, collateral or credit enhancements in favor of the Bank as of September 30, 2024, and December 31, 2023, are presented below:

	As of September 30, 2024 Ch$mn	As of December 31, 2023 Ch$mn
Non-impaired financial assets		
Properties/mortgages	27,603,298	29,279,845
Investments and others	8,105,434	5,300,893
Impaired financial assets		
Properties/mortgages	3,007,049	2,444,084
Investments and others	343,308	293,347
Total	**39,059,089**	**37,318,169**

Financial derivative transactions are secured by collateral agreements deposited or transferred by one party in favor of the other, either in cash or financial instruments, and reduce the counterparty's credit risk. These guarantees are monitored periodically (usually daily). Accordingly, the net balance per counterparty is determined based on agreed parameters, and a decision is taken concerning whether collateral is to be posted or collected.

Loan limits of debtors related to the ownership or management of the Bank

According to Article 84, No 2 of the General Banking Law (LGB) and the UCBR 12-4, the total amount of loans granted to a group of related persons may not exceed 5% of the bank's regulatory capital; this limit increases to 25% if what exceeds 5% corresponds to loans secured by guarantees. In no case may the total of such loans granted by a bank exceed the amount of its regulatory capital. Furthermore, these loans may not be granted on more favorable terms in terms of maturity, interest rates or guarantees than those granted to third parties in similar operations.

A person's relationship with the Bank emerges when they have a direct, indirect or third-party ownership interest in the Bank, participate in the management or are presumed to have such a relationship until there is sufficient evidence to refute the presumption.

A group of persons related to the Bank shall be understood to include all natural and legal persons who can exert significant and permanent influence on the decisions of the other, in which there is a presumption that loans granted to one person will be used for the benefit of another, or that there is a well-founded presumption that the persons maintain a relationship and form a unit of economic interest.

Subsidiaries, business support companies and affiliated companies are companies related to a bank.

Security over movable or immovable tangible property, or any other property that may legitimately be received as security, constitutes valid security.

As of September 30, 2024, and December 31, 2023, the lending limit for debtors related to the ownership or management of the Bank under Article 84 No 2 of the General Banking Law and Chapter 12-4 of the UCBR are as follows:

	As of September 30, 2024		As of December 31, 2023	
	%	Ch$mn	%	Ch$mn
Overall limit to related groups of persons	7%	479,400	7%	488,511
Regulatory capital		6,848,574		6,978,733

NOTE 47 - RISK MANAGEMENT , continued

MARKET RISK

Market risk arises due to market activity through financial instruments whose value may be affected by changes in market conditions, which are reflected in changes in the various assets/liabilities and financial risk factors. Market risk management aims to manage and control market risk exposure within acceptable parameters.

Four main risk factors affect market prices: interest rates, exchange rates, price, and inflation.

- Interest Rate Risk: the exposure to losses arising from adverse changes in market interest rates that affect the value of instruments, contracts and other transactions recorded on the balance sheet.

- Exchange risk is the sensitivity to losses arising from adverse changes in the value of the exchange rates of foreign currencies, including gold, in which the instruments, contracts and other transactions recorded on the balance sheet are denominated.

- Inflation risk is the exposure to losses arising from adverse changes in the units or indices of readjustment defined in national currency. The instruments, contracts, and other transactions are denominated on the balance sheet.

- Price risk is generated by the volatility of rates or prices of assets or liabilities. Prepayment risk arises when, based on price movements, holders can alter the future cash flows of these assets or liabilities, leading to balance sheet mismatches that pose additional challenges to market risk management.

Market risk management

The measurement and control of market risks are the responsibility of Market Risk Area, which is part of the Risk Division. The appropriate committees approve the limits, with responsibility resting mainly with the ALCO. The Integrated Risk Committee also reviews the principal market risks.

The Financial and Capital Management areas, as part of the Financial Vice-Presidency, have the following functions, which are supervised and controlled by the ALCO and Risk Division:

   i. To optimize the cost of liabilities and seek the most efficient financing strategies, including issuing bonds and bank facilities.

   ii. Management of short- and long-term regulatory liquidity limits.

   iii. Inflation risk management and exposure.

   iv. To manage local and foreign currency rate risk.

   v. Capital adequacy and requirements.

Rate sensitivity is measured primarily using an analysis that quantifies the impact on earnings and the balance sheet of parallel movements in the real and nominal interest rate curve in Pesos and US dollars.

The Bank's internal management for measuring market risk is mainly based on analyzing the management of the following three components:

- Trading portfolio.

- Local financial management portfolio.

- Foreign financial management portfolio.

The Treasury manages the Bank's trading portfolios and ensures they remain within the loss limits determined, calculated and estimated by the Market Risk Area. The trading portfolio (measured at fair value through profit or loss) consists mainly of those investments measured at fair value, free of any restriction on their immediate sale and which are often bought and sold by the Bank to sell them in the short term to benefit from short-term price movements. Financial management portfolios (measured at fair value through other comprehensive income) include all financial investments not considered in the trading portfolio.

The roles that concern the trading portfolio comprise the following:

   i.   applying Value-at-Risk (VaR) techniques to measure interest rate risk,

   ii.   adjusting trading portfolios to market and the measurement of daily profit and loss from trading activities,

   iii.   comparing the actual VAR with the established limits

NOTE 47 - RISK MANAGEMENT , continued,

iv.   establishing loss control procedures for losses above predetermined limits, and

v.   providing information on trading activities to the ALCO, other members of the Bank's management, and the Global Risk Department.

The functions regarding financial management portfolios entail the following:

i.   Applying sensitivity simulations (as explained below) to measure the interest rate risk of local currency activities and the potential loss predicted by these simulations and

ii.   Providing the respective daily reports to the ALCO, other members of the Bank's Management, and the Global Risk Department.

Market risk - Trading portfolio

The Bank applies VaR methodologies to measure exchange rate risk and sensitivity to interest rates of the trading portfolio. The Bank has a consolidated commercial position comprised of fixed income investments and foreign currency trading. This portfolio is essentially composed of bonds from the Central Bank of Chile, mortgage bonds and low risk locally issued corporate bonds. At the end of the year, the trading portfolio did not contain investments in equity. For the Bank, the VaR estimate is carried out using a historical simulation methodology, which consists of observing the behavior of the losses and gains that would have occurred with the current portfolio using the market conditions of a predetermined historical period. From that information, the maximum loss is inferred with a certain level of confidence. The methodology has the advantage of accurately reflecting the historical distribution of market variables and of not requiring any specific probability distribution assumptions. All VaR measures are intended to determine the distribution function for the change in the value of a given portfolio, and once this distribution is known, to calculate the percentile related to the necessary confidence level, which will be equal to the value at risk in virtue of those parameters. As calculated by the Bank, the VaR is an estimate of the maximum expected loss of the market value of a given portfolio over a 1-day horizon at a confidence level of 99.00%. It is the maximum one-day loss that the Bank could expect to suffer on a given portfolio with the 99.00% confidence level. In other words, it is the loss that the Bank would expect to exceed only 1.0% of the time. VaR provides a single estimate of market risk that is not comparable from one market risk to another. Returns are calculated using a time window of 2 years or at least 520 data points obtained from the VaR calculation reference date backward in time.

The Bank does not calculate three separate VaRs. Instead, a single VaR is calculated for the entire trading portfolio, further segregated by risk type. The VaR program performs a historical simulation and calculates a Profit and Loss (P&L) statement for 520 data points (days) for each risk factor (fixed income, foreign exchange and equities). Then, the P&L of each risk factor is added together, and a consolidated VaR is calculated with 520 data points or days of data. Simultaneously, the VaR is calculated for each risk factor based on the individual P&L calculated for each factor. Moreover, a weighted VaR is calculated similarly, as described above, but gives a higher weighting to the most recent 30 data points. As a result, the higher of the two VaRs is reported. The Bank uses VaR estimates to warn if statistically estimated losses in the trading portfolio exceed prudent levels and, therefore, certain predetermined limits are in place.

Limitations of the VaR model

In applying this methodology for calculation, no assumptions are made about the distribution probability of changes in the risk factors; instead, the historically observed changes are used to generate scenarios for the risk factors under which each portfolio item will be valued. The definition of a valuation function $f_j (x_i)$ for each instrument j is necessary, preferably the same as the one used to calculate the market value and daily position results. This valuation function shall be applied to generate simulated prices for all instruments in each scenario.

Furthermore, the VaR methodology should be interpreted considering the following limitations:

•   Market rate and price changes may not consist in independent and identically distributed random variables, nor may they have a normal distribution. The normal distribution assumption, in particular, may underestimate the probability of extreme market movements.

•   The historical data used by the Bank may not provide the best estimate of future joint distribution of changes in risk factors. Any modification of the data may be inappropriate. In particular, the use of historical data may fail to capture the risk of possible extreme and adverse market fluctuations regardless of the time frame used;

•   A 1-day time horizon may not fully capture those market risk positions that cannot be liquidated or hedged within one day. It would not be possible to liquidate or hedge all positions in one day;

•   The VaR is calculated at the end of negotiations, but trading positions may change substantially during the trading day;

NOTE 47 - RISK MANAGEMENT , continued

- The use of a 99% confidence level does not consider or make any representation about losses that may occur beyond this confidence level, and

- The VaR model does not capture all the complex effects of risk factors on the value of positions or portfolios and, therefore, may underestimate potential losses.

As of September 30, 2024, and December 31, 2023, the Bank did not exceed the VaR limits of the trading portfolio's three components: fixed-income, equity, and foreign currency investments.

The Bank performs back-testing daily and generally finds that trading losses exceed the estimated VaR almost once every 100 trading days. At the same time, a limit was set on the maximum acceptable VaR on the trading portfolio. As of September 30, 2024, and December 31, 2023, the Bank has remained within its VaR threshold, even in instances where the actual VaR exceeded the estimated VaR.

The high, low and average levels for each component and each year were as follows:

	As of September 30,	
VAR	2024	2023
	US$mn	US$mn
Consolidated		
High	4.85	8.21
Low	1.94	4.14
Average	3.32	5.59
Fixed income investments		
High	4.85	7.89
Low	1.92	3.95
Average	3.03	5.23
Variable income investments		
High	–	—
Low	–	—
Average	–	—
Foreign currency investments		
High	2.85	4.54
Low	0.15	0.27
Average	1.52	1.23

Market risk – Local and foreign financial management

The Bank's financial management portfolio includes most of the Bank's assets and non-trading liabilities, including the loan portfolio. The Bank's commercial strategies (structural risk) heavily influence these portfolios' investment and funding decisions.

The Bank uses sensitivity analysis to measure the market risk of local and foreign currency (not included in the trading portfolio). The Bank conducts a scenario simulation, which is calculated as the difference between the present value of the flows in the chosen scenario (curve with a parallel movement of 100 bps in all segments) and their value in the baseline scenario (current market). All items in local currency indexed to inflation (UF) are adjusted by a sensitivity factor of 0.57, representing a yield curve shift by 57 basis points in real rates and 100 basis points in nominal rates. The same scenario is conducted for net foreign currency positions and interest rates in US dollars.

The Bank has also set limits on the maximum loss these interest rate movements can have on budgeted capital and net interest income for the year. To determine the consolidated limit, the foreign currency limit is added to the local currency limit for both the net financial loss limit and the capital loss and reserves limit using the following formula:

Bounded limit = square root of a2 + b2 + 2ab, in which:

a: limit in national currency.

b: limit in foreign currency.

Since it is assumed that the correlation is 0. 2ab = 0.

NOTE 47 - RISK MANAGEMENT , continued

Limitations of sensitivity models

The most important assumption is using a change of 100 basis points in the yield curve (57 basis points for real rates). The Bank uses a change of 100 basis points as sudden changes of this magnitude are considered realistic. In addition, the Global

Risk Department has also established comparable country limits to compare, monitor and consolidate market risk by country in a realistic and orderly manner.

Furthermore, the methodology of sensitivity simulations should be interpreted considering the following limitations:

- The scenario simulation assumes that the volumes remain on the Bank's Consolidated Statements of Financial Position and are always rolled over at maturity, omitting the fact that certain credit risk considerations and prepayments may affect the maturity of certain items.

- This model assumes an equal change across the entire yield curve and does not consider different movements for different maturities.

- The model does not consider the sensitivity of volumes resulting from changes in interest rates.

Limits on budgeted finance income losses are calculated based on expected finance income for the year that cannot be obtained. This means the actual percentage of finance income at risk could be higher than expected.

Market Risk – Financial Management Portfolio as of September 30, 2024, and December 31, 2023:

	As of September 30, 2024		As of December 31, 2023	
	Effect on financial income	Effect on capital	Effect on financial income	Effect on capital
Financial management portfolio - local currency (in Ch$mn)				
Loss limit	138,957	386,447	124,904	353,718
High	79,657	170,622	79,657	173,389
Low	8,934	87,335	41,151	88,382
Average	34,770	123,463	62,740	133,464
Financial management portfolio - foreign currency (in US$ million)				
Loss limit	161,541	179,490	157,400	174,889
High	17,775	61,137	17,775	91,935
Low	1,606	48,573	227	53,436
Average	8,491	55,262	9,718	70,397
Financial management portfolio - consolidated (in Ch$mn)				
Loss limit	138,957	386,447	124,904	353,718
High	69,677	357,867	75,816	283,550
Low	7,808	246,664	34,663	246,664
Average	31,553	289,493	64,477	268,776

Inflation risk

The Bank's assets and liabilities are indexed according to the Unidad de Fomento (UF) variation. The Bank has, in general, more assets than liabilities in UF. Therefore, moderate rises in inflation have a positive effect on interest income from inflation adjustments, while a fall in the UF value negatively impacts the Bank's net interest margin. To manage this risk, the Assets and Liabilities Committee limits the difference between UF-denominated assets and liabilities, which may not exceed 30% of the Bank's interest-earning assets. Financial Management manages this mismatch on a day-to-day basis, and the limits are calculated and monitored by the Market Risk Division.

NOTE 47 - RISK MANAGEMENT , continued

Market Risk items and their measurement

Market Risk Exposure is measured and monitored using the difference between the foreign currency asset and liability balances (net position) and the cash flows payable (associated with liability items) and cash flows receivable (associated with asset items) in the Trading and Banking Books for a given period. Foreign currency items and term mismatches are exposed to different adjustment factors, sensitivities, and rate changes. The Board of Directors of Banco Santander Chile presented and approved the Market Risk Exposure Policy on a Standardized Basis.

The following risks will determine Market Risk Exposure:

- Interest Rate Risk.
- Foreign exchange Risk.
- Readjustment (Inflation) Risk.
- Currency Options Risk.

The following illustrates the market risk exposure according to the guidelines of the FMC and the Central Bank of Chile. The maximum exposure to long-term interest rate risk is 35% of regulatory capital and is approved by the Board of Directors. The maximum exposure to short-term interest rate risk is 55% of net interest and inflation readjustment income plus interest rate sensitive fees:

	As of September 30, 2024	As of December 31, 2023
	Ch$mn	Ch$mn
Market risk of the trading book		
Exposure to interest rate risk	448,840	371,203
Exposure to foreign currency risk	2,406	9,130
Exposure to foreign currency options	5,098	3,167
Total exposure of the trading portfolio	**456,344**	**383,500**
10% of Risk Weighted Assets (RWA)	570,547	479,374
Subtotal	**1,026,891**	**862,874**
Limit = Regulatory capital	6,848,574	6,978,733
Available margin	**5,821,683**	**6,115,859**
Short-term market risk banking book		
Short-term exposure to interest rate risk	108,092	97,410
Exposure to readjustment (inflation) risk	147,144	161,222
Short-term risk of the banking book	**255,236**	**258,632**
Available margin	**583,198**	**316,851**
Long-term market risk banking book		
Long-term exposure to interest rate risk	703,762	1,057,637
Limit = 35% of regulatory capital	2,397,001	2,442,556
Available margin	**1,693,239**	**1,384,919**

To fulfill its functions, the Integral risk Committee works directly with the Bank's control and risk departments whose joint objectives include:

- Evaluate those risks that, due to their size, could compromise the Bank's solvency, or that potentially present significant operational or reputational risks;
- ensure that the Bank is equipped with the means, systems, structures and resources in accordance with the best practices that allow the implementation of the risk management strategy;
- ensure the integration, control and management of all the Bank's risks;
- execute the application throughout the Bank and its businesses of homogeneous risk principles, policies and metrics;
- develop and implement a risk management model in the Bank, so that risk exposure is adequately integrated into the different decision-making processes;
- identify risk concentrations and mitigation alternatives, monitor the macroeconomic and competitive environment, quantifying sensitivities, and the foreseeable impact of different scenarios on risk positioning; and
- manage the structural risks of liquidity, interest rates and exchange rates, as well as the Bank's own funding base.

NOTE 47 - RISK MANAGEMENT , continued

To meet the aforementioned objectives, the Bank (Management and ALCO) carries out several activities related to risk management, which include: calculating the risk exposures of the different portfolios and/or investments, considering mitigating factors (guarantees, netting , collaterals, etc.); calculate the probabilities of expected loss for each portfolio and/or investments; assign loss factors to new operations (rating and scoring); measure the risk values of portfolios and/or investments based on different scenarios through historical simulations; establish limits on potential losses based on the different risks incurred; determine the possible impacts of structural risks on the Bank's Interim Consolidated Income Statements; set the limits and alerts that guarantee the Bank's liquidity; and identify and quantify operational risks by business lines and thus facilitate their mitigation through corrective actions.

The Integral Risk Committee (CIR) is primarily responsible for monitoring compliance with the Bank's risk management policies and procedures, and for reviewing the adequacy of the risk management framework in relation to the risks.

IBOR Reform

In December 2020, the ICE Benchmark Administration Limited (IBA) launched a consultation on its intention to cease publication of non–USD LIBOR and USD LIBOR 1W and 2M tenors until December 31, 2021, and of all other USD LIBOR tenors after publication on December 31, 2023. The Bank has been working since 2019 on the transition to risk-free reference rates (RFR), including the SOFR. In this context, the Bank's work plan includes the identification of the affected customers, the impacted areas, the various risks to which the Bank is exposed, the determination of working teams for each risk, the involvement of senior management in a robust project governance plan and an action plan for each of the identified impacted/risk areas, which will enable us to meet the challenges imposed by the changes in benchmark rates.

The Bank has been working based on its IBOR transition program, focusing mainly on: i) Identifying the risks associated with the transition and defining mitigation actions, ii) Developing products benchmarked to the proposed replacement rates, iii) Developing transition capabilities through the renegotiation of existing USD LIBOR benchmarked contracts, vi) Preparing systems for the transition from USD LIBOR to SOFR or term SOFR and conducting the relevant tests to ensure a successful migration. In this regard, efforts in the latter half of 2022 and the first half of 2023 have focused on the following aspects:

- Renegotiating USD LIBOR-linked contracts maturing after December 31, 2023, with affected customers.

- Preparing systems and performing the relevant tests for migrating USD LIBOR transactions to SOFR or term-SOFR, both bilaterally and with the Clearing houses.

- Preparing curves, price fixing mechanisms and risk models to ensure the adequate performance with the new SOFR and term-SOFR rates.

In the second half of 2023 and onwards, work will focus on monitoring the smooth transition of the remaining loan transactions to be migrated in the Bank's systems, which will take place on the next interest settlement date following the signature of the new SOFR or term–SOFR contract. It should be noted that all contracts referenced to USD LIBOR before December 31, 2023, have been renegotiated and remediated, and all migrations with the London Clearing House (LCH) and bilateral derivatives have been successfully completed, so that the use of synthetic USD LIBOR has not been necessary.

LIQUIDITY RISK

This refers to the possibility that an entity may not be able to meet its payment commitments or may have to resort to raising funds on burdensome terms.

Liquidity risk management

The Bank's approach to liquidity management is to ensure, to the extent possible, that it always has sufficient resources to meet its obligations as they fall due under normal circumstances and stress conditions without incurring unacceptable losses or risking damage to the Bank's reputation.

The Financial Management area manages liquidity risk by using a portfolio of liquid assets to ensure that the Bank always maintains sufficient liquidity to cover short-term fluctuations and long-term funding while complying with internal liquidity regulatory requirements. The Financial Management area receives information from all business units on the liquidity profile of their financial assets and liabilities, as well as a breakdown of other projected cash flows from future business. Based on this information, the area maintains a portfolio of short-term liquid assets, consisting mainly of liquid investments, loans and advances to other banks, to ensure that the Bank has sufficient liquidity. The liquidity needs of the business units are covered by short-term transfers from Financial Management to cover short-term fluctuations and long-term funding to meet all structural liquidity needs.

NOTE 47 - RISK MANAGEMENT , continued

Accordingly, the Board sets limits on a minimum portion of maturing funds available to meet such payments and on a minimum level of interbank operations and other lending facilities that should be available to cover unexpected demands for withdrawals of liquidity. This is reviewed periodically by the ALCO whose functions include monitoring the strategies to manage liquidity risk. Setting these limits is conceived as a dynamic process that responds to the level of risk appetite deemed acceptable by the Bank and its entities.

The system of limits is sufficiently robust to be aware at all times of the level of exposure that each institution is incurring in, in terms of liquidity risks.

Besides the limits, the Bank includes alert indicators by the concentration of counterparties, type of products, and maturities in its management to diversify the funding sources and their maturity structure.

The Bank monitors its liquidity position daily, determining future inflows and outflows. Furthermore, stress tests are performed at the end of each month, using a variety of scenarios covering both normal market conditions and market fluctuation (stress) conditions.

The Bank has a structure of internal liquidity limits that Financial Management and the Treasury must respect. Market Risk Management calculates and monitors the consumption of internal limits, verifies compliance with them and communicates their status to senior management and the Board of Directors.

At the beginning of each calendar year, these limits are proposed by Market Risk Management, approved locally at the ALCO and then ratified at the highest Board level.

Liquidity limits and early warning indicators, and internally defined management measures can be differentiated into the following three groups:

- Limits associated with concentration and mismatches of cash flows and liquidity of the Bank's operations.

- Liquidity Management Tools, known as Structural Liquidity or Funding Tables, are used to determine the Bank's structural liquidity position. It also permits the Bank to actively manage its structural liquidity, since this is an essential mechanism to ensure a permanent funding of assets under optimal conditions.

- Early warning indicators are linked with concentration risks and are used as tools for detecting and anticipating potential liquidity stress situations and, if necessary, activating the Liquidity Contingency Plan.

The Market Risk Area establishes and updates the Bank's Liquidity Management Policy (LMP). Reviews and possible updates are conducted once a year. Nevertheless, it may be updated at the request of any areas affected by the LMP that have identified the need for modification. The Board approves the contents of the LMP.

The Market Risk Area provides all the necessary tools for the statistical analysis required by local liquidity regulations. It also assesses, at least once a year, whether the models are still valid. The Board of Directors must approve the conclusions of this analysis.

In periods of normal liquidity, Financial Management applies policies and makes arrangements to keep the Bank within internal and regulatory limits.

If a crisis has been identified, even at its mildest level, the Liquidity Crisis Committee applies the necessary policies to deal with potential liquidity shortfalls or restrictions, creates contingency plans to manage emergencies quickly, and reports such situations to senior management and the respective committees.

Liquidity risk measurement and control

1. Maturity mismatches subject to regulatory limits

The Regulatory Liquidity Ratio measures and limits the mismatches of net income flows relative to capital. Under current regulations, the 30-day mismatch cannot exceed the Bank's core capital for both domestic and foreign currency by one time, and the 90-day mismatch cannot exceed it by two times.

2. Monitoring indicators and liquidity ratios subject to regulatory limits

An important component of liquidity risk management is High-Quality Liquid Assets (HQLA). These are balance sheet assets, mainly consisting of financial investments that are not pledged as collateral, have low credit risk, and have a deep secondary market. According to Basel III standards, these assets are divided into three tiers, with Tier 1 assets being the most liquid and Tier 3 the least liquid. Tier 1 assets are mostly composed of bonds from the Republic of Chile, the Central Bank of Chile, and the United States Treasury Department.

NOTE 47 - RISK MANAGEMENT , continued

HQLA	As of September 30, 2024	As of December 31, 2023
	Ch$mn	Ch$mn
Tier 1: cash and cash equivalents	1,543,786	1,969,547
Tier 1: fixed income	6,499,017	6,072,282
Tier 2: fixed income	4,980	6,240
Total	**8,047,783**	**8,048,069**

3. Liquidity Coverage Ratio (LCR)

The Liquidity Coverage Ratio (LCR) measures liquid assets over 30-day net cash outflows. It is used by banks globally as part of the Basel III standards. Chilean banks were required, starting in 2019, to meet a minimum level of 60%, which was to gradually increase to 100% by 2022. For the 2023 fiscal year, a minimum level of 100% was mandated.

The objective of the LCR is to promote the short-term resilience of banks' liquidity risk profiles. To this end, the LCR ensures banks have an adequate pool of unencumbered High-Quality Liquid Assets, which can be easily and immediately converted into cash in the private markets to cover short-term liquidity needs.

Liquidity coverage ratio	As of September 30, 2024	As of December 31, 2023
	%	%
LCR	180	212

Banco Santander-Chile's LCR indicator was well above the minimum required. This reflects the conservative liquidity policies imposed by the Board of Directors through the Assets and Liabilities Committee.

4. Net Stable Funding Ratio (NSFR)

This indicator is required by Basel III and provides a sustainable maturity structure of assets and liabilities so that banks maintain a stable funding profile concerning their activities.

The Central Bank and the CMF established a minimum NSFR level of 60% for 2022, increasing to 100% by 2026. For 2024, the minimum required level is 60%.

Net stable funding ratio	As of September 30, 2024	As of December 31, 2023
	%	%
NSFR	101	106

5. Information on liquidity position per the requirements of the Central Bank of Chile

i.   Maturity mismatches

The Central Bank of Chile published on March 8, 2022, Rules on the Management and Measurement of the Liquidity Position of Banks, which modernized liquidity regulation, aligning the published regulatory requirements of the FMC to Basel III standards.

According to the Central Bank, the liquidity position is measured and monitored through the difference between cash flows payable, which are associated with liability and expense account items, and cash flows receivable, which concern asset and income account items, for a given period or time frame, referred to as the maturity mismatch.

The liquidity policy on an Adjusted Basis was presented and approved by the Board of Directors of Banco Santander-Chile. Maturity mismatch calculations are performed separately for domestic and foreign currencies.

Maturity mismatches shall be made in the following time frames:

- First time frame: up to 7 days inclusive.
- Second time frame: between 8 days and 15 days inclusive.

NOTE 47 - RISK MANAGEMENT , continued

- Third time frame: between 16 and 30 days inclusive.

- Fourth time frame: between 31 days and 90 days inclusive.

	As of September 30, 2024					
	Individual			Consolidated		
	Up to 7 days	Up to 15 days	Up to 30 days	Up to 7 days	Up to 15 days	Up to 30 days
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Cash flow received (assets) and income	7,612,383	1,414,975	2,218,642	7,760,963	1,430,083	2,221,857
Cash flow payable (liabilities) and expenses	10,402,111	2,416,141	4,352,186	10,338,936	2,416,260	4,353,482
Mismatch	**(2,789,728)**	**(1,001,166)**	**(2,133,544)**	**(2,577,973)**	**(986,177)**	**(2,131,625)**
Mismatch affected by limits			(5,924,439)			(5,695,776)
Limits:						
1 times capital			4,218,883			4,324,150
Margin available			(1,705,556)			(1,371,626)
% Used			140 %			132 %

	As of December 31, 2023					
	Individual			Consolidated		
	Up to 7 days	Up to 15 days	Up to 30 days	Up to 7 days	Up to 15 days	Up to 30 days
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Cash flow received (assets) and income	7,874,553	3,217,485	2,017,597	7,991,785	3,230,081	2,009,451
Cash flow payable (liabilities) and expenses	10,475,218	2,119,787	2,498,713	10,411,396	2,119,787	2,498,985
Mismatch	**(2,600,665)**	**1,097,698**	**(481,116)**	**(2,419,611)**	**1,110,294**	**(489,534)**
Mismatch affected by limits			(1,984,083)			(1,798,851)
Limits:						
1 times capital			4,367,159			4,491,893
Margin available			2,383,076			2,693,042
% Used			45 %			40 %

ii. **Composition of funding sources**

The main sources of third-party funding are as follows:

Main sources of funding	As of September 30, 2024	As of December 31, 2023
	Ch$mn	Ch$mn
Deposits and other demand liabilities	13,122,845	13,537,826
Time deposits and other term equivalents	16,494,241	16,137,942
Interbank borrowing	3,536,748	10,366,499
Debt and regulatory capital instruments issued	10,614,823	10,423,704
Total	**43,768,657**	**50,465,971**

The Central Bank has statutory powers allowing it to demand banks to hold reserves of up to 40% on average for demand deposits and up to 20% for time deposits to implement monetary measures. Furthermore, as the aggregate amount of demand deposits exceeds 2.5 times the bank's regulatory capital, the bank must maintain a 100% 'technical reserve' against them in bonds and Central Bank's notes.

As of September 30, 2024, and December 31, 2023, the Central Bank required the Bank to maintain a technical reserve of MCh$0 for both periods.

NOTE 47 - RISK MANAGEMENT , continued

The volume and composition of liquid assets are presented in item 2 above.

The liquidity coverage ratio is presented in item 3 above.

6. Maturity analysis of financial liabilities

The remaining contractual maturities of financial liabilities are provided in Note 45.

The liquidity management inherent in derivative and non-derivative financial liabilities is managed through various levers that enable this risk to be kept in line with the profile defined by the Bank while at the same time making efficient use of available liquidity. To this end, a high level of liquid assets is maintained, and the level of expected short-term income and expenditure is monitored daily, thus avoiding high concentrations of maturities. On the other hand, a very diversified funding matrix is maintained, both across product types and customer types.

OPERATIONAL RISK

Operational risk is defined as the risk of loss due to defects or failures of internal processes, employees and systems or external events. It covers risk categories such as operational incidents, cloud computing, cyber security, business continuity, and outsourced services, both and strategic and non-strategic.

Operational risk is generated in all business and support areas and is inherent to all products, activities, processes and systems. For this reason, all employees are responsible for managing and controlling the operational risks generated by their activities. Our operational risk control and management model is based on a continuous process of identifying, assessing and mitigating risk sources, whether or not they have materialized, ensuring that risk management priorities are properly established.

Operational risk management

The operational risk model regulates the necessary elements for adequate management and control of operational risk, aligned with compliance with advanced regulatory standards and best management practices, and includes the following phases:

- strategy and planning;
- identification, assessment and monitoring of risks and internal controls;
- implementation and monitoring of mitigation measures;
- availability of information, adequate reporting and escalation of relevant issues.

The main operational risk tools used are:

- Internal events database. Recording operational risk events with financial impact (all losses are recorded, regardless of their amount) or non-financial impact (such as the regulatory impact on customers and/or services). This information:
    - allows root-cause analysis;
    - raises awareness of risks;
    - enables the escalation of relevant operational risk events to the senior management of the Risk Division with maximum immediacy;
    - facilitates regulatory reporting;
- Self-assessment of operational risks and controls. A qualitative process that assesses the main operational risks related to each function, the state of the control environment and their assignment to the different functions within the Bank, using the judgement and experience of a panel of experts from each function.

The goal is to identify and assess material operational risks that could prevent business or support units from achieving their objectives. Once the risks and the internal controls that mitigate them have been assessed, mitigating measures are identified if risk levels are above tolerable.

This process integrates specific operational risk reviews that allow for comprehensive and widespread identification of risks, especially technological risks, fraud, supplier risks and factors that could lead to other operational risks and specific regulatory non-compliance.

NOTE 47 - RISK MANAGEMENT , continued

- External events database. This involves quantitative and qualitative information of external operational risk events. The database allows for a detailed and structured analysis of relevant events in the sector, comparing the loss profile and the proper preparation of self-assessment exercises and scenario analysis.

- Analysis of operational risk scenarios. Its objective is to identify events with an extremely low probability of occurrence that could generate significant losses for the Bank and establish appropriate mitigation measures through the assessment and expert opinion of the business lines and risk managers.

- A statement establishing the Bank's commitment to controlling and limiting non-financial risk events that lead to or could lead to financial losses; fraud events; operational and technological incidents; legal and regulatory breaches; conduct issues, or reputational damage. Although a certain volume of losses is expected, unexpected high-severity losses due to a failure of controls are not acceptable.

- Internal audit, external audit and regulators' recommendations. They provide relevant independent information on inherent and residual risk and identify areas for improvement in controls and processes.

- Capital model. This is a model that captures the Bank's risk profile, based primarily on information gathered from the internal loss database, external data and scenarios. The main application of the model is to determine the economic capital for operational risk and the estimation of expected and stressed losses, which are used in the operational risk appetite.

- Other specific tools to further analyze and manage operational risks include assessing new products and services, managing business continuity plans, and updating the operational risk program's perimeter and quality review processes.

The Bank's operational risk management and reporting system support programs and tools focusing on governance, risk and compliance. It provides information for management and reporting and helps improve decision-making in operational risk management by consolidating information, simplifying the process, and avoiding duplication.

Operational continuity plan

Digital transformation is revolutionizing the way banks operate, presenting new business opportunities while also giving rise to a wide range of emerging risks, such as technology risks, cyber risks and an increasing reliance on suppliers, which increases exposure to events that may affect the delivery of services to our customers.

The Bank is highly committed to ensuring robust control of the environment as determined by the best industry standards. This seeks to strengthen our operational resilience to potentially disruptive events, thereby ensuring adequate service delivery to our customers and system stability.

One of the main pillars is a business continuity management system aimed at ensuring the continuity of business processes in the event of a disaster or major incident. This process identifies the potential impacts that threaten the entity, supplying the correct protocols and governance to ensure an effective response capability. Its main objectives are:

- To protect the integrity of people in a contingency situation.

- To ensure that core functions are performed, and the impact on service delivery to our customers is minimized in contingency events.

- To meet the Bank's obligations to its employees, customers, shareholders and other stakeholders.

- To comply with regulatory obligations and requirements.

- To minimize the entity's potential financial losses and impact on the business.

- To protect the brand image, credibility and trust in the entity.

- To reduce operational effects by providing effective procedures, priorities, and strategies for recovering and restoring business operations following a contingency.

- To contribute to stabilizing the financial system.

The pandemic challenged the business continuity planning frameworks and strategies. While some protocols had to be adapted, this crisis demonstrated that the Bank has a robust Business Continuity Management system.

NOTE 47 - RISK MANAGEMENT , continued

Relevant mitigation measures

The Bank implements and monitors mitigation measures related to the main sources of risk through internal operation risk management tools and other external sources of information.

Business transformation and digitalization bring new risks and threats, such as increased payment fraud and origination (credit) fraud. We improved control mechanisms and designed new products to mitigate these risks.

Strong authentication processes in the customer enrollment process and the reinforcement of anti-fraud alerts in origination are increasingly widespread resources to mitigate the risk of fraud.

In the case of cards, the use of chip and PIN cards in shops and ATMs, two-step authentication with one-time passwords (dynamic verification passwords), reinforced security at ATMs through the incorporation of physical protection and anti-skimming elements, as well as improvements in the logical security of these devices.

In the case of Internet banking, verification of online banking transactions with a second security factor of one-time passwords, implementation of specific protection measures for mobile banking, such as identification and registration of customer devices, monitoring of the security of the e-banking platform to prevent attacks on the systems, among others.

Cybersecurity

Cybersecurity threats are expected to increase. The financial sector is expected to be one of the main targets. With the increased reliance on digital systems, cybersecurity is one of the main non-financial business risks. Therefore, our goal is to make the Bank a cyber-resilient organization that can quickly resist, detect, and respond to cyber-attacks by constantly evolving and improving its defenses. In this area, the Bank continues to develop its control and monitoring framework in line with the best international practices.

Outsourcing of services

In order to be consistent with our digitization strategy, the Bank aspires to present its customers with the best solutions and products on the market. This implies increasing services provided by third parties and the intensive use of new technologies such as cloud services. In addition, due to increasing cyber risks and regulatory requirements, we have updated and strengthened the supplier management framework, internal control framework and risk culture to ensure that risks associated with third-party procurement are properly assessed and managed.

The Bank has identified the suppliers that could present a higher level of exposure to our operations and the services provided to our customers. Accordingly, it has reinforced the monitoring of these suppliers to ensure that:

- They have an appropriate control environment, depending on the level of risk of their service.
- Business continuity plans are in place to ensure service delivery in case of disruptive events.
- They have controls to protect sensitive information processed during the delivery of their services.
- Contracts and agreements with third parties include the necessary clauses to protect the interests of the Bank and our clients, while at the same time covering existing legal obligations.
- There are exit strategies, including service reversion or migration plans, in the case of services with a strong impact on business continuity and high replacement complexity.

Insurance

To address operational risk and other risk types generated by the Bank's own operations, insurance has been procured for property damage, general civil liability, fraud, expenses arising from cybersecurity breaches, and third-party claims against executives, among others.

NOTE 47 - RISK MANAGEMENT , continued

Exposure to net loss, gross loss and gross loss recovery per operational risk event

	As of September 30, 2024	As of December 31, 2023
	Ch$mn	Ch$mn
Gross loss and expenses for operational risk events in the period		
Internal fraud	463	1,367
External fraud	27,514	7,202
Labor practices and business security	5,537	6,887
Clients, products and business practices	739	950
Damage to physical assets	257	267
Business interruption and system failures	284	964
Execution, delivery and process management	3,795	7,303
Subtotal	**38,589**	**24,940**
Expense recoveries for operational risk events in the period		
Internal fraud	-	-
External fraud	(23,017)	(5,810)
Labor practices and business security	(1,148)	(1,276)
Clients, products and business practices	(222)	(189)
Damage to physical assets	-	(12)
Business interruption and system failures	(112)	(800)
Execution, delivery and process management	(1,129)	(2,885)
Subtotal	**(25,628)**	**(10,972)**
Net loss from operational risk events	**12,961**	**13,968**

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS

The Bank defines capital risk as the risk of the Bank or any of its companies of incurring in insufficient quantity and/or quality of capital necessary to: meet the minimum regulatory requirements to operate as a bank; meet market expectations regarding its creditworthiness; and support the growth of its business and any strategic opportunities that may arise, under its strategic plan.

The objectives in this respect include in particular:

- To meet internal capital and capital adequacy targets.

- To comply with regulatory requirements.

- To align the Bank's strategic plan with the capital expectations of external stakeholders (rating agencies, shareholders and investors, clients, regulators, etc.).

- To support business growth and any strategic opportunities that may arise.

The Bank has a capital adequacy position that exceeds the levels required by regulations.

Capital management seeks to optimize value creation in the Bank and its business segments. The Bank continuously assesses its risk-return ratios through its core capital, total regulatory capital, economic capital and return on equity. Regarding capital adequacy, the Bank conducts its internal process based on the standards of the FMC, which came into force as of December 1, 2021 (Basel III). Economic capital is the capital required to bear the full risk of doing business at a given level of solvency. Capital is managed according to the risk environment, Chile's economic performance and the economic cycle. The respective Committee may amend our existing capital policies to address changes in the above-risk environment.

Capital risk management

The Bank has an Executive Capital Committee responsible for overseeing, authorizing and assessing all aspects of capital and solvency. The Board of Directors has deferred to the ALCO, the knowledge and assessment of the capital levels and returns in line with the Bank's strategy. In addition, the Integrated Risk Committee monitors and is responsible for the limits of primary and secondary metrics based on risk appetite.

Capital management is based on a Capital Framework designed to ensure that capital, its structure and its composition are appropriate at any point in time, considering the Bank's risk profile and under different scenarios. It warrants the adherence to the minimum regulatory requirements, the risk appetite and the Recovery Plan; and that these frameworks align with the interests of all stakeholders while supporting the growth strategy determined by the Bank.

The capital model defines the functional and governance aspects of capital planning, capital budget execution and monitoring, capital adequacy analysis, capital measurement, and capital reporting and disclosure. In addition, this model covers the main capital management activities:

1. Establish the Bank's solvency and capital contribution targets aligned with minimum regulatory requirements and internal policies to ensure a strong level of capital, consistent with the Bank's risk profile and efficient use of capital to maximize shareholder value.

2. Development of a capital plan to meet these objectives consistent with the strategic plan.

3. Capital adequacy assessment to ensure that the capital plan is consistent with the Bank's risk profile and risk appetite (and stress scenarios).

4. Capital budget progress as part of the Bank's budget process.

5. Monitoring and controlling budget execution and development of action plans to correct any deviations from the budget.

6. Calculation of capital metrics.

7. Internal capital reporting and reporting to regulatory authorities and the market.

The Bank has also developed the necessary policies to manage and fulfil capital management strategies and objectives, including Capital Adequacy Policy, Capital Planning Policy, Capital Impairment Management Policy, Capital Monitoring and Dividend Policy, and Basle III Implementation. A new version of the General Banking Law (LGB) was published in January 2019. Adopting the capital levels established in the Basel III standards was among the most relevant changes. In 2020, the final versions of the rules governing the new capital models for Chilean banks were published.

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued

According to the new General Banking Law (updated through Law No 21,130), the minimum capital requirements have increased in quantity and quality. Total regulatory capital remains at 8% of risk-weighted assets but includes credit, market and operational risk. Minimum Tier 1 capital increased from 4.5% to 6% of risk-weighted assets, of which up to 1.5% can be Additional Tier 1 (AT1), either in the form of preferred shares or perpetual bonds, which can be convertible into shares. Tier 2 capital is now set at 2% of risk-weighted assets. Additional capital requirements are incorporated through a conservation buffer of 2.5% of risk-weighted assets. Furthermore, in coordination with the FMC, the Central Bank may establish an additional counter cyclical buffer of up to 2.5% of risk-weighted assets. Both buffers should be composed of core capital.



In addition, the FMC was empowered, subject to the favorable agreement of the Council of the Central Bank of Chile, to define by regulation the new methodologies for calculating assets weighted by credit, market and operational risk; the conditions for issuing hybrid AT1 instruments; the determination and capital charges for local systemically important banks; prudential discounts to regulatory capital; and to require additional measures, including higher capital, for banks with deficiencies in the supervisory capital assessment process (Pillar II). Pillar II aims to ensure that banks maintain a level of capital commensurate with their risk profile and encourage the development and use of appropriate processes for monitoring and managing the risks they face. To this end, banks are responsible for developing an internal capital adequacy assessment process. Supervisors should review their internal strategies and assessments and intervene early when they are not satisfied with the outcome of this process. As a result, supervisors may require additional capital over and above the minimum requirement to ensure a sufficient level to address risks, especially in adverse credit cycles.

The result will be a simplified report with the conclusions of the self-assessment process, which in its first version in 2021 will only include credit risk, and in 2022 will only include Pillar I risks. From 2023, a full report will be required. On January 17, 2024, the FMC issued a statement regarding the application of additional capital requirements according to Pillar II, in which the FMC resolved not to apply said requirements to Banco Santander Chile.

On December 12, 2023, the FMC issued a regulation (in consultation) regarding adjustments to chapter 21-13 of the Updated Compilation of Banking Regulations. This following a review of current regulations and process, where certain aspects were highlighted for improvement or gaps were detected with respect to international standard that needed to be addressed. As a result, they proposed the following adjustments:

- Adjust Annex N°1 on market risks of the banking book (objective I).
- Page limits (objective II).
- Adjustment of Annex 3 and delivery instruction in Excel format (objective II).
- Determination of internal objective, and its link with the charge that the FMC can establish, in accordance with article 66.5 of the General Banking Law (objective III).
- Communications (objective III).

Pillar III promotes market discipline and financial transparency by disclosing meaningful and timely information, allowing information users to understand the risk profile of local banking institutions and their capital structure, thereby reducing information asymmetries. The Bank in 2023 published its Pilar III report as required by the FMC.

On November 27 and until December 18, 2023, the FMC maintained for consultation adjustments to Chapter 21-20 of the UCBS, and the associated frequently asked questions document. This is in order to clarify and provide additional guidelines on how the aforementioned Chapter of the UCBS should be complied with. The Bank is waiting for final regulations.

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued

The new rules for calculating risk-weighted assets came into force in December, 2021. Therefore, the Bank implemented the rules through a multidisciplinary group, which conducted the required developments, including applying the files designed by the regulator for this purpose.

Capital metrics

Minimum capital requirement

Under the General Banking Law, a bank must have a minimum of UF800,000 (approximately Ch$30,328 million or US$34 million as of September 30, 2024) of paid-in capital and reserves, calculated under FMC Rules.

Capital requirement

According to the General Law of Banks, banks must maintain regulatory capital of at least 8% of risk-weighted assets, net of required credit loss, as well as a paid-in capital and reserve requirement ('core capital') of at least 3% of total assets, also net of credit loss. Regulatory and core capital is calculated based on the Interim Consolidated Financial Statements prepared under the CASB issued by the FMC. As Santander is the result of a merger between two predecessors with a relevant market share in the Chilean market, a minimum regulatory capital to risk-weighted assets ratio of 10.63% is currently required.

Regulatory capital is defined as the aggregate of:

- a bank's paid-up capital and reserves, excluding capital attributable to foreign subsidiaries and branches or core capital;

- its subordinated bonds, valued at their placement price (but decreasing by 20.0% for each year during the period beginning six years before maturity), for up to 50.0% of their basic capital; and

- its voluntary provisions for credit loss of up to 1.25% of risk-weighted assets.

As of August 21, 2020, Circular No 2,265 indicating the new method was published, in which the amounts of loans guaranteed by the Chilean Treasury, CORFO and FOGAPE are incorporated into category 2 of the risk-weighted asset classification, and consequently, their credit risk weighting was reduced from 100% to 10%.

As of March 31, 2023, the FMC issued a press release in which it informed about the annual rating of systemically important banks and established requirements. The statement informed that the Board approved resolution No 2,319 on this rating, thus maintaining for another year the requirement of an additional core capital charge of 1.5% for the bank.

As of May 24, 2023, the FMC issued a press release informing about the activation of the Counter cyclical Capital requirement. According to the decision of the Central Bank, at its Financial Policy Meeting (RPF) in the first half of 2023, the board of the Central Bank of Chile agreed to activate the Counter cyclical Capital Requirement at a level of 0.5% of risk-weighted assets, enforceable within one year as a precautionary measure in the face of higher external financial uncertainty. This report also considered the unanimous approval of the FMC.

From December 1, 2021, the definition of regulatory capital changed and is defined as follows:

- Paid-up capital of the bank in terms of subscribed and paid-up ordinary shares;

- Surcharge paid for the instruments included in this capital component;

- Reserves, both non-earnings and earnings, for depreciation of bonds with no fixed maturity and forfeiture of bonds with no fixed maturity;

- Items of 'Accumulated other comprehensive income';

- Retained earnings from prior years, profit (loss) for the year, net of provisions for minimum dividend, the repricing of bonds with no fixed maturity and interest and/or dividend payments on issued regulatory capital financial instruments.

- Non-controlling interest as indicated in the CASB.

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued

Total assets, risk-weighted assets and components of regulatory capital

Item No	Total assets, risk-weighted assets and components of regulatory capital under Basel III	Comprehensive consolidated results	
		As of September 30, 2024	As of December 31, 2023
		Ch$mn	Ch$mn
1	Total assets according to the statement of financial position	65,890,254	70,857,886
2	Investment in unconsolidated subsidiaries		-
3	Assets discounted from regulatory capital, other that item 2	11,543,995	10,823,906
4	Credit equivalents	3,889,456	3,446,909
5	Contingent loans	2,516,638	2,604,665
6	Assets arising from the intermediation of financial instruments	62,343	33,260
7	= (1-2-3+4+5-6) Total assets for regulatory purposes	60,690,010	66,052,294
8.a	Credit risk-weighted assets, estimated according to standardized methodology (CRWAs)	29,372,319	30,333,749
8.b	Credit risk-weighted assets, estimated according to internal methodologies (CRWAs)	-	-
9	Market risk-weighted assets (MRWAs)	5,705,472	4,793,740
10	Operational risk-weighted assets (ORWAs)	4,803,361	4,424,739
11.a	=(8.a/8.b+9+10) Risk Weighted Assets (RWAs)	39,881,152	39,552,228
11.b	= (8.a/8.b+9+10) Risk-weighted assets, after application of the output floor (RWAS)	39,881,152	39,552,228
12	Shareholders' equity	4,218,883	4,367,159
13	Non-controlling interest	105,267	124,735
14	Goodwill	-	-
15	Excess of minority investments	-	-
16	= (12+13-14-15) Common equity tier 1 (CET1) equivalent	4,324,150	4,491,894
17	Additional deductions to Common Equity Tier 1, other than item 2	57,008	94,013
18	= (16-17-2) Common Equity Tier 1 (CET1)	4,267,142	4,397,881
19	Voluntary (additional) provisions allocated as Additional Tier 1 capital (AT1)	-	-
20	Subordinated bonds imputed as Additional Tier 1 capital (AT1)	-	-
21	Preferred shares imputed to Additional Tier 1 capital (AT1)	-	-
22	Perpetual Bonds imputed to Additional Tier 1 capital (AT1)	625,658	608,721
23	Discounts applied to AT1	-	-
24	= (19+20+21+22-23) Additional Tier 1 capital (AT1)	625,658	608,721
25	= (18+24) Tier 1 capital	4,892,800	5,006,602
26	Voluntary (additional) provisions imputed as Tier 2 capital (T2)	293,000	293,000
27	Subordinated bonds imputed as Tier 2 capital (T2)	1,662,774	1,679,130
28	= (26+27) Equivalent Tier 2 capital (T2)	1,955,774	1,972,130
29	Discounts applied to T2	-	-
30	= (28-29) Tier 2 capital (T2)	1,955,774	1,972,130
31	= (25+30) Regulatory capital	6,848,574	6,978,732
32	Additional core capital required to build up the conservation buffer	424,587	461,934
33	Additional core capital required for the constitution of the cyclical buffer	-	-
34	Additional core capital required for systemically rated banks	299,109	296,642
35	Additional capital required for the assessment of the adequacy of regulatory capital (Pillar II)	-	-

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued

Solvency indicators and Basel III compliance indicators

Item No	Solvency indicators and Basel III compliance indicators (in % with two decimals) (*)	Consolidated results	
		As of September 30, 2024	As of December 31, 2023
		%	%
1	**Leverage indicator**	**7.03%**	**6.66%**
1.a	Leverage indicator to be met by the bank, considering the minimum requirements.	3.00%	3.00%
2	**Core capital indicator**	**10.70%**	**11.12%**
2.a	Indicator of core capital to be met by the bank, considering the minimum requirements.	5.75%	5.25%
2.b	Capital buffer	−%	−%
3	**Tier 1 capital indicator**	**12.27%**	**12.66%**
3.a	Tier 1 capital indicator to be met by the bank, considering the minimum requirements.	7.25%	6.75%
4	**Regulatory capital indicators**	**17.17%**	**17.64%**
4.a	Regulatory capital indicator that the bank must meet, considering the minimum requirements.	9.25%	8.75%
4.b	Regulatory capital indicator to be met by the bank, considering the Article 35 bis charge, if applicable	8.00%	8.00%
4.c	Regulatory capital indicator to be met by the bank, considering minimum requirements, conservation buffer and countercyclical buffer	11.13%	10.63%
5	**Solvency rating**	**A**	**A**
	Compliance indicators for solvency		
6	**Voluntary (additional) provisions charged to Tier 2 capital (T2) concerning CRWAS**	**1.00%**	**0.97%**
7	**Subordinated bonds imputed in Tier 2 capital (T2) relative to core capital.**	**38.97%**	**38.18%**
8	**Additional Tier 1 capital (AT1) in relation to core capital**	**14.66%**	**13.84%**
9	**Voluntary (additional) provisions and subordinated debentures that are imputed to Additional Tier 1 (AT1) capital concerning RWAs**	**−%**	**—%**

NOTE 49 - SUBSEQUENT EVENTS

The events that occurred between October 1, 2024 and October 29, 2024 are mentioned below:

Bonds

In the local market, the Bank has placed the following bonds:

Series	Currency	Rate	Issue date	Amount
T-19	UF	2,98%	10-15-2024	5,000,000

Interim Consolidated Financial Statements

On October 29, 2024, these Consolidated Financial Statements were approved by the Board of Directors.

There are no other subsequent events that need to be disclosed occurred between October 1, 2024 and the date of issuance of these Consolidated Financial Statements (October 29, 2024).

JONATHAN COVARRUBIAS H.	**ROMÁN BLANCO REINOSA**
Chief Accounting Officer	**Chief Executive Officer**

